1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 25, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2012 ANNUAL RESULTS ANNOUNCEMENT

FOR THE PERIOD ENDED 31 DECEMBER 2012

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the period ended 31 December 2012. The annual results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the 2012 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. The 2012 annual results of the Company is available for viewing on the websites of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Definition and Notice of Significant Risks

I.	DEFINITION

In this Annual Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with the PRC law in 1996, being the Controlling Shareholder of the Company holding 52.86% of the total share capital of the Company as at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

Definition and Notice of Significant Risks

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation with gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and coal chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a limited company incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company, the shares of Yancoal Australia are traded on the Australian Stock Exchange;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal producing, processing, washing and distributing;

“Yancoal Resources”	Yancoal Resources Limited (previously known as Felix Resources Limited), a limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Yancoal Australia, mainly engages in coal mining, sales and exploration;

Definition and Notice of Significant Risks

“Gloucester”	Gloucester Coal Limited, a limited company incorporated under the laws of Australia, which completed the merger with Yancoal Australia in June 2012 and became a wholly-owned subsidiary of Yancoal Australia;

“Yancoal Intenational”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

“Railway Assets”	the railway assets specifically used for coal transportation for the Company, which are located in Jining City, Shandong Province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are traded on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are traded on New York Stock Exchange;

“PRC”	the People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

Definition and Notice of Significant Risks

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the Articles of Association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

II.	NOTICE OF SIGNIFICANT RISKS

Major risks faced by the Group and the impact and measures thereof have been disclosed in the annual report. For detailed information, please refer to “Chapter 4. Board of Directors’ Report”. Investors should pay attention to these.

Chapter 02 Business Highlights

I.	REVIEW OF OPERATIONS

	Unit	2012	2011	Increase/ Decrease	Percentage of increase and decrease (%)
1. Coal business
Raw coal production	kilotonne	67,812	55,676	12,136	21.80
Salable coal production	kilotonne	61,937	50,911	11,026	21.66
Salable coal sales volume	kilotonne	94,148	64,250	29,898	46.53
2. Railway transportation business
Transportation volume	kilotonne	17,519	18,089	-570	-3.15
3. Coal chemicals business
Methanol production	kilotonne	572	532	40	7.52
Methanol sales volume	kilotonne	574	529	45	8.51
4. Power generation business
Power generation	10,000kWh	115,519	136,705	-21,186	-15.50
Power output dispatch	10,000kWh	85,640	93,265	-7,625	-8.18
5. Heat business
Heat generation	10,000 steam tonnes	144	128	16	12.50
Heat sales volume	10,000 steam tonnes	23	17	6	35.29

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights were prepared based on the financial information set out in the audited consolidated income statements, consolidated balance sheets and the consolidated statements of cash flows of the Group from 2008 to 2012.

(I)	OPERATING RESULTS

		Year ended 31 December
	2012 (RMB’000)	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)
Sales income	58,146,184	47,065,840	33,944,252	20,677,138	25,287,423
Gross profit	12,813,283	18,785,790	15,057,631	9,130,357	12,451,493
Interest expenses	(1,448,679)	(839,305)	(603,343)	(45,115)	(38,360)
Income before tax	6,346,182	12,520,986	12,477,335	5,685,806	8,865,228
Net Income attributable to equity holders of the Company	6,218,969	8,928,102	9,281,386	4,117,322	6,488,908
Earnings per share	RMB1.26	RMB1.82	RMB1.89	RMB0.84	RMB1.32
Dividend per sharenote	RMB0.36	RMB0.57	RMB0.59	RMB0.25	RMB0.40

Note:    Dividend per share for the year 2012 represents the dividend proposed.

Business Highlights Chapter 02

The impact of exchange gains or losses on net income attributable to equity holders of the Company:

	2012 (RMB’000)	2011 (RMB’000)	Percentage of increase and decrease (%)
The exchange gains or losses	714,166	518,554	37.72
The impact of exchange gains or losses on net income	407,118	363,695	11.94

(II)	ASSETS AND LIABILITIES

			31 December
	2012 (RMB’000)	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)
Net current assets	1,659,691	(4,290,365)	14,147,492	9,590,547	9,697,406
Net value of property, machinery and equipment	39,503,103	31,273,824	19,874,615	18,877,134	14,149,446
Total assets	122,702,323	97,151,591	72,755,864	62,432,591	32,338,631
Total borrowings	40,996,382	34,457,820	23,015,758	22,509,841	258,000
Equity attributable to equity holders of the Company	45,826,356	42,634,490	37,331,886	29,151,807	26,755,124
Net asset value per share	RMB9.32	RMB8.67	RMB7.59	RMB5.93	RMB5.44
Return on net assets (%)	13.57	20.94	24.86	14.12	24.25

Chapter 02 Business Highlights

(III)	SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31 December
	2012 (RMB’000)	2011 (RMB’000)	2010 (RMB’000)	2009 (RMB’000)	2008 (RMB’000)
Net cash from operating activities	6,503,610	17,977,276	5,399,804	6,520,131	7,095,477
Net increase (decrease) in cash and cash equivalents	4,461,375	1,807,278	(1,845,074)	180,934	4,082,320
Net cash flow per share from operating activities	RMB1.32	RMB3.66	RMB1.10	RMB1.33	RMB1.44

Notes:

1.	In 2012, the Group consolidated the financial statements of Shandong Coal Trading Centre Co., Ltd. (“Shandong Coal Trading Centre”); Since 2011, the Group has consolidated the financial statements of Yancoal International; Since 2009, the Group has consolidated the financial statements of Hua Ju Energy, Yancoal Resources and Ordos Neng Hua.

2.	This annual report does not contain a separate analysis of companies such as Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), Shandong Coal Trading Centre etc., whose operating results and assets did not have any material impact on the Group.

Chairman’s Statement Chapter 03

In 2012, with the sluggish performance of the global economy and the slowing down of China’s economic growth rate, demand and supply of coal experienced a reverse change resulting in a sharp decline of the price of coal. All of these factors brought pressure to the operations of the Group. In response to such complicated and severe economic situations and drastic market changes, the Group reacted proactively to maintain a steady development through dynamically adjusting operating strategies, strengthening operation management and control and strictly controlling the increase in costs and expenditure.

During the reporting period, we recorded raw coal production of 67.81 million tonnes, representing an increase of 21.8% over the previous year; salable coal production of 61.94 million tonnes, representing an increase of 21.7% over the previous year, and coal sales volume of 94.15 million tonnes, representing an increase of 46.5% over the previous year. Methanol production amounted to 0.57 million tonnes, representing an increase of 7.5% over the previous year; methanol sales volume amounted to 0.57 million tonnes, representing an increase of 8.5% over the previous year. Our sales revenue amounted to RMB58.1462 billion, representing an increase of 23.5% over the previous year; our net income attributable to the shareholders of the Company amounted to RMB6.219 billion, representing a decrease of 30.3% over the previous year.

Chapter 03 Chairman’s Statement

The Company optimized production structure and strove to realize its production potentials to achieve rapid growth in coal production. Coal mines in Shandong province overcame unfavorable factors such as the difficulties arising from relocation of villages located above coal fields, challenges in maintaining continuous production and tough on-site conditions. Such coal mines produced 36.99 million tonnes of raw coal and successfully stabilized our production and operation efficiency. Coal mines located outside of Shandong province produced 8.22 million tonnes of raw coal through the method of “determined production volume based on anticipated sales”. Through integration of production capacities, overseas coal mines realized raw coal production of 22.6 million tonnes. Coal production attributable to mines located outside of Shandong province and overseas coal mines accounted for 45.45% of the total production of the Company, which greatly contributed to the rapid growth of the Company’s production volume and signifies the successful formation of the Company’s cross-regional (operations in Shandong province, out-of-province operations and overseas operations) operational structure.

The Company’s active response to the market changes and flexible implementation of the strategy of increasing profit by marketing led to a sales growth in spite of the adverse situation. Adopting the strategies of “maintaining sales in low season, increasing profitability in high season” and “surrendering part of profits but not the market, adjusting price but not sales”, the Company closely followed the market trend and adjusted its product structure and sales price with flexibility, through which we managed to raise price at the first signs of market growth and delay price reductions during market downturns, ensuring the maximization of the economic efficiency of the Company. The Company, as the holding company, established Shandong Coal Trading Center Co., Ltd. and Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., through which it structured a new platform for coal trading, storage and blending for the Company.

The Company strengthened control over operation and fortified costs and funding management to continuously improve its operational capabilities. The Company insisted in utilizing effective measures to tap and develop potentials, reduce costs and enhance profitability when confronting crisis. By optimizing investment and costs structures, the Company strictly controlled its budget, unit consumption and expenses and effectively controled the rise in costs and expenses. Also, we strengthened the budget management and strictly controlled the process of fund raising, planning and use of proceeds to achieve higher efficiency in fund usage. Through replacing short-term debts with long-term debts and replacing high interest rate loans with low interest rate loans, the Company further optimized its debt structure and lowered the ratio of interest bearing loans and financing cost. The Company maintained a reasonable and controllable debt level.

The Company strengthened capital operation and strategic resources development in order to improve the Company’s sustainable development. Yancoal Australia and Gloucester Coal Ltd. completed merger and listing and became the largest independent listed coal company in Australia. The Group has become the first Chinese coal company listed in four stock markets. Besides, by acquiring the entire assets of Beisu coal mine and Yangcun coal mine, coal reserve and production capacity of the Company have been further enhanced. The preliminary preparation work for the commencement of construction of Zhuan Longwan coal mine field, Shilawusu coal mine field and Ying Panhao coal mine field in Ordos, Inner Mongolia have accelerated and the 0.6 million-tonne-capacity methanol project in Ordos has transited into the equipment installation stage. Preliminary exploration of potash resouces in Canada revealed that such area contains plentiful high-grade potash resources, showing that the area has promising development prospects. The Company issued USD1 billion and RMB5 billion corporate bonds at low costs, which provided funds for domestic and overseas operations and development of the Company.

Chairman’s Statement Chapter 03

The Company actively performed its corporate social responsibility and created a harmonious and stable environment for the Company’s development. We enhanced safety management and maintained a production of million tonnes of raw coal with zero fatality rate for six consecutive years, outperforming domestic players while living up to international standards. We are concerned about the environment and have made great efforts in the development of low-carbon economy to reinforce energy saving and environmental protection. In addition, investments in research and development have increased to continuously improve our technological innovation capabilities. We care for our employees and safeguard their legitimate rights and interests. We endeavor to contribute to the society by enhancing the rapid regional economic development, upholding the harmonious and stable development of society and supporting the all-rounded development of our staff.

The Board proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at an aggregate sum of RMB1.7706 billion (tax inclusive), being RMB0.36 per share (tax inclusive) for the year of 2012.

In 2013, in view of a weak global economic recovery and a more complicated domestic economy, it is expected that the supply-demand relationship of coal in both domestic and foreign markets will generally remain loose and coal price will fluctuate within a small range. The Chinese government reinforces macro-economic control measures, actively stimulates domestic demand, strengthens strategic adjustment in economic structure and steadily promotes urbanization. Impacts on the coal-related industry of such measures and activities will be seen gradually. The increasing centralization of the coal industry and the marketization of coal price are conducive to regulating market activities, which will promote sustainable and healthy development in the industry.

The operation targets for the year 2013 determined by the Board are as follows: an aggregate coal sales target of 89.85 million tonnes, which comprises the Company’s sales target of 34.8 million tonnes, Shanxi Neng Hua’s sales target of 1.2 million tonnes, Heze Neng Hua’s sales target of 2.6 million tonnes, Ordos Neng Hua’s sales target of 6 million tonnes, Yancoal Australia’s sales target of 14.96 million tonnes and Yancoal International’s sales target of 5.29 million tonnes. The traded external coal is targeted as 25 million tonnes. The methanol sales target is 550,000 tonnes.

To accomplish the above operation targets, the Group will focus on the followings in 2013:

The Company will optimize its overall development plan to transform and upgrade its development model. In accordance with the changing situation and the national industrial policy, the Company will carry out adaptive adjustments to the Company’s development model and development target. We will also organize and optimize the dynamics between utilization of the Company’s potentials and external expansion, operation and capital management, emphasizing on the unification of speed, quality and profitability, through which the Company will gradually transform from an expanding business model to a quality focused business model. The Group will endeavor to turn Yanzhou Coal into a multinational corporation at the end of the “Twelfth
Five-Year Plan”, with more than RMB100 billion worth of assets, more than 100 million tonnes of coal production and more than RMB100 billion of operation revenue.

Chapter 03 Chairman’s Statement

We will strengthen and promote management innovation to unleash potentials and increase profitability. Abiding by the concept of “creating value by management”, we will continue to enhance our management standard to achieve high quality and highly efficient development. The Company will strengthen its financial management. Through establishing an integrated financial management system for domestic and overseas group members to achieve centralized fund management and fund raising, the Company will mitigate management cost and lower financial cost to prevent financial risks. Besides, the Company will strengthen budget management and largely reduce nonproductive and low-profitability inputs. The Company will thoroughly implement the strategy of unlocking potentials, improving profitability, lowering cost and enhancing efficiency to realize effective cost control. In 2013, the Company will strive to maintain the cost of sales per tonne at the same level as 2012. The Company will improve its fund raising and protection ability by setting up an early warning system to ensure capital supply chain safety. The Company will also optimize the management model of cash pool to achieve real-time consolidation of development funds and optimize fund allocation.

The Company will implement certain measures of “reserving, increasing and reducing inventory” to improve the Company’s development quality. The Company will also optimize resource allocation to realize the strategy of “reserving inventory to unlock profitability, increasing inventory to improve profitability and reducing inventory to mitigate loss”. Besides, the Company will optimize its coal production to stabilize the production, unlock the potential and improve the quality and efficiency of coal production for coal mines within Shandong province; boost sales to drive production to achieve growth in volume and profitability for coal mines outside Shandong province; and maximize efficient production capacity and moderately reduce low efficiency production capacity for overseas coal mines. In addition, the Group will strengthen project management and moderately mitigate capital expenditure. Based on the principle of “appropriate development, proper target and cost control, suitable development speed and befitting advancement”, the Company will focus on projects with attractive economic prospects and quick investment return and control the investment in projects that are unlikely to record short-term profit, so as to translate our advantage in resources to better scale and efficiency. The Company will accelerate the disposal of assets with low profitability or which are unprofitable and allocate its advantageous resources to the development of advantageous industries and products.

The Company will optimize its marketing system to improve the profitability of products. By establishing an international marketing system, the Company will achieve product complementation and prioritize the domestic and overseas high-end markets. The Company will also establish strategic alliance with international first-class corporations to improve the control over marketing and global resource allocation. The Company will make use of its advantage in multi coal types to improve variety optimization. We will continue to boost the sales of clean coal and lump coal with high-added value for coal mines in Shandong province;
fine-tune the sales of different kinds of coal for coal mines outside Shandong province; and optimize the sales ratio of different kinds of coal for overseas coal mines. Making use of the advantage in domestic marketing, the Company will further reinforce its existing market and introduce the products of Yancoal Australia to the domestic market.

Chairman’s Statement Chapter 03

The Company will enhance control over overseas assets management to achieve synergy for company development. We will optimize the corporate governance structure for our overseas corporation and perfect the internal control system and operation management system to maintain and add value to our overseas assets. We will accelerate the optimization and integration of staff, assets and operation efficiency of Yancoal Australia to achieve synergy. In addition, the Company will enhance financial control to reduce controllable costs. We will promote LEAN management measures based on the experience gained in the model coal mines to reduce costs and increase profitability. The Company will formulate the termination and closure proposal of coal mines with low profitability to reduce cost and improve profitability and efficiency. We will adequately prepare for the production expansion of Moolarben coal mine and development of “South East Open Cut” project of the Ashton coal mine to improve the potentials in sustainable development. The Company endeavors to seek low cost fund raising channels to effectively lower high debt risks. We will carefully study the trend of international foreign exchange market and utilize various financial instruments such as hedging and foreign exchange futures to mitigate foreign exchange risks. Besides, the Company will prudently study possible ways to reduce equity interests in Yancoal Australia and the disposal of CVR.

The Company will strengthen the operational risk control and improve its operation standard. We will enhance safe production management and strengthen the implementation of safety system and infrastructure construction to safeguard the Company’s development. The Company will optimize its corporate governance system and operational mechanism to avoid operational risks relating to the Company’s listing status. By continuously optimizing internal control business procedures and systems, we will perfect the risk management system of domestic and overseas subsidiaries. The Company will strengthen the prevention of operational and development risks and focus on the control and avoidance of strategic, investment, market, financial and legal risks.

Facing an evermore complicated and grim economic environment, the Group will enhance management in all aspects and overcome challenges with strengthened measures in order to realize stable development despite the difficult situation and to create outstanding return for Shareholders.

On behalf of the Board

Li Weimin

Chairman

Zoucheng, the PRC

22 March 2013

Chapter 04 Board of Directors’ Report

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Operational Analysis by Industries, Products or Regions

1.	Main business by industries

	Sales income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit (percentage point)
1. Coal business	56,200,600	41,598,661	25.98	24.39	63.91	Decreased 17.85
2. Railway transportation business	464,068	362,879	21.80	-2.68	4.65	Decreased 5.48
3. Coal chemicals business	1,117,952	911,203	18.49	5.53	-2.05	Increased 6.31
4. Electrical power business	323,646	330,803	-2.21	-1.32	-8.74	Increased 8.31
5. Heat business	39,918	25,130	37.05	95.04	82.41	Increased 4.36

Board of Directors’ Report Chapter 04

2.	The operation of business segments

(1)	Coal Business

1)	Coal Production

In 2012, the Group produced 67.81 million tonnes of raw coal, representing an increase of 12.14 million tonnes or 21.8% as compared with that of last year. The Salable coal production of the Group was 61.94 million tonnes in 2012, representing an increase of 11.03 million tonnes, or 21.7%, as compared with that of 2011. The increase of coal production was mainly due to: (1) the increase of coal production in Ordos Neng Hua from the acquisition of Wenyu coal mine in July 2011; and (2) the increase of coal production in Australia from the acquisition of Cameby Downs coal mine in August 2011, the acquisition of Premier coal mine in December 2011 and the merger with Gloucester in July 2012.

Chapter 04 Board of Directors’ Report

The following table sets out the coal production volume of the Group for the year 2012:

			2012 (kilotonne)	2011 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase/ decrease (%)
1.	Raw coal production		67,812	55,676	12,136	21.80
	1.	The Company	34,291	33,993	298	0.88
	2.	Shanxi Neng Hua	1,358	1,243	115	9.25
	3.	Heze Neng Hua	2,700	3,000	–300	–10.00
	4.	Ordos Neng Hua	6,864	4,382	2,482	56.64
	5.	Yancoal Australia	19,323	13,058	6,265	47.98
	6.	Yancoal International	3,276	—	3,276	—
2.	Salable coal production		61,937	50,911	11,026	21.66
	1.	The Company	34,222	33,845	377	1.11
	2.	Shanxi Neng Hua	1,341	1,226	115	9.38
	3.	Heze Neng Hua	2,375	1,885	490	25.99
	4.	Ordos Neng Hua	6,860	4,382	2,478	56.55
	5.	Yancoal Australia	14,196	9,573	4,623	48.29
	6.	Yancoal International	2,943	—	2,943	—

Note:	On 22 June 2012, according to the merger arrangement between Yancoal Australia and Gloucester, the equity interests in Syntech Resources Pty Ltd. and Premier Coal Limited held by Yancoal Australia have been transferred to Yancoal International, a wholly-owned subsidiary of the Company.

2)	Coal Prices and Marketing

In 2012, the sluggish global economy has led to the weak demand for coal in both the domestic and the overseas markets and the average coal price of the Group decreased as compared with that of last year.

The Group sold a total of 94.15 million tonnes of coal in 2012, representing an increase of 29.9 million tonnes or 46.5% as compared with that of 2011, of which 1.15 million tonnes were sold internally, 93 million tonnes were sold externally. The increase of coal sales volume is mainly due to: (1) the sales volume of externally purchased coal increased by 19.11 million tonnes as compared with that of last year; (2) the sales volume in Australia increased by 7.26 million tonnes as compared with that of 2011; (3) the sales volume of Ordos Neng Hua increased by 2.46 million tonnes as compared with that of 2011.

In 2012, the Group realized a sales income of RMB56.4198 billion from the coal business, which represents an increase of RMB10.9513 billion or 24.1% as compared with that of 2011, of which RMB219.2 million was internal sales income and RMB56.2006 billion was external sales income.

Board of Directors’ Report Chapter 04

The following table sets out the Group’s sales of coal for 2012:

	2012			2011
	Sales volume (Kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)
1. The Company
No. 1 Clean Coal	385	918.01	353,044	534	1,101.80	587,940
No. 2 Clean Coal	9,042	889.09	8,039,465	8,950	1,047.35	9,373,427
No. 3 Clean Coal	2,540	719.94	1,829,062	2,222	886.10	1,969,270
Domestic Sales	2,533	719.11	1,821,598	2,208	885.41	1,954,963
Export	7	1,005.44	7,464	14	991.20	14,307
Lump Coal	1,245	894.04	1,112,882	1,786	1,032.96	1,845,488
Sub-total of Clean Coal	13,212	857.87	11,334,453	13,492	1,021.03	13,776,125
Domestic Sales	13,205	857.79	11,326,989	13,478	1,021.07	13,761,818
Export	7	1,005.44	7,464	14	991.20	14,307
Screened Raw Coal	14,190	507.09	7,195,389	13,495	497.52	6,714,035
Mixed Coal & Others	6,541	345.46	2,259,530	6,289	371.69	2,337,540
Total for the Company	33,943	612.49	20,789,372	33,276	686.01	22,827,700
Domestic Sales	33,936	612.40	20,781,908	33,262	685.87	22,813,393
2. Shanxi Neng Hua	1,343	349.59	469,529	1,223	467.67	572,118
Screened Raw Coal	1,343	349.59	469,529	1,223	467.67	572,118
3. Heze Neng Hua	2,292	725.37	1,662,511	2,004	912.86	1,829,190
No. 2 Clean Coal	1,183	1,043.33	1,234,364	1,211	1,215.18	1,471,007
Screened Raw Coal	—	—	—	37	529.84	19,747
Mixed Coal and Others	1,109	386.12	428,147	756	447.66	338,436
4. Ordos Neng Hua	6,834	237.28	1,621,664	4,379	290.71	1,272,974
Screened Raw Coal	6,834	237.28	1,621,664	4,379	290.71	1,272,974
5. Yancoal Australia	14,350	647.81	9,295,942	10,060	929.80	9,353,371
Semi-hard coking coal	506	745.13	377,352	914	1,119.37	1,023,157
Semi-soft coking coal	1,124	932.37	1,048,103	1,049	1,257.53	1,319,597
PCI coal	2,056	932.80	1,917,568	2,333	1,281.06	2,988,916
Thermal coal	10,663	558.25	5,952,919	5,764	697.85	4,021,701
6. Yancoal International	2,965	335.35	994,334	—	—	—
Thermal coal	2,965	335.35	994,334	—	—	—
7. Externally purchased coal	32,421	665.82	21,586,478	13,308	722.34	9,613,157
8. Total for the Group	94,148	599.27	56,419,830	64,250	707.68	45,468,510

Chapter 04 Board of Directors’ Report

Factors affecting the changes in sales income of coal are analyzed in the following table:

	Impact of change in coal sales volume (RMB’000)	Impact of changes in the sales price of coal (RMB’000)
The Company	457,161	-2,495,489
Shanxi Neng Hua	55,992	-158,581
Heze Neng Hua	263,048	-429,727
Ordos Neng Hua	713,831	-365,141
Yancoal Australia	3,989,128	-4,046,557
Yancoal International	994,334	—
Externally purchased coal	13,805,756	-1,832,435

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Group’s coal sales by geographical regions for 2012:

	2012		2011
	Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)
1. China	77,857	46,799,947	54,907	36,703,845
Eastern China	67,496	42,835,380	38,404	28,464,134
Southern China	109	76,070	258	211,355
Northern China	7,875	2,957,591	5,600	2,449,572
Other regions	2,377	930,906	10,645	5,578,784
2. Japan	2,220	1,770,474	1,646	1,972,416
3. South Korea	3,410	2,394,165	4,618	4,030,336
4. Australia	5,838	2,297,615	271	270,985
5. Others	4,823	3,157,629	2,808	2,490,928
6. Group Total	94,148	56,419,830	64,250	45,468,510

Most of the Group’s coal products were sold to the power, metallurgy and chemical industries.

Board of Directors’ Report Chapter 04

The following table sets out the Group’s coal sales volume by industries for 2012:

	2012		2011
	Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)
1. Power	19,712	8,229,997	15,719	8,874,978
2. Metallurgy	5,568	4,902,677	6,335	6,445,726
3. Chemical	8,644	6,829,988	1,908	1,740,606
4. Others	60,224	36,457,168	40,288	28,407,200
5. Group Total	94,148	56,419,830	64,250	45,468,510

3)	The Cost of Coal Sales

The Group’s cost of coal sales in 2012 was RMB41.5987 billion, representing an increase of RMB16.2201 billion, or 63.9% as compared with that of 2011. This was mainly due to: (1) the increase of sales volume of externally purchased coal increased the sales cost by RMB11.974 billion; (2) the increase of Yancoal Australia’s sales volume increased the sales cost by RMB1.9988 billion.

The following table sets out the main cost of coal sales by business entities:

		Unit	2012	2011	Increase/ Decrease	Percentage of increase and decrease (%)
The Company	Total cost of sales	RMB’000	10,671,549	9,601,126	1,070,423	11.15
	Cost of sales per tonne	RMB/tonnes	314.40	288.53	25.87	8.97
Shanxi Neng Hua	Total cost of sales	RMB’000	416,374	407,001	9,373	2.30
	Cost of sales per tonne	RMB/tonnes	310.02	332.70	-22.68	-6.82
Heze Neng Hua	Total cost of sales	RMB’000	1,256,934	1,300,670	-43,736	-3.36
	Cost of sales per tonne	RMB/tonnes	548.42	649.10	-100.68	-15.51
Ordos Neng Hua	Total cost of sales	RMB’000	1,150,457	694,435	456,022	65.67
	Cost of sales per tonne	RMB/tonnes	168.34	158.59	9.75	6.15
Yancoal Australia	Total cost of sales	RMB’000	6,286,828	4,288,057	1,998,771	46.61
	Cost of sales per tonne	RMB/tonnes	438.12	426.27	11.85	2.78
Yancoal International	Total cost of sales	RMB’000	645,157	—	—	—
	Cost of sales per tonne	RMB/tonnes	217.59	—	—	—
Externally purchased	Total cost of sales	RMB’000	21,522,897	9,548,869	11,974,028	125.40
coal	Cost of sales per tonne	RMB/tonnes	663.86	717.53	-53.67	-7.48

Chapter 04 Board of Directors’ Report

The cost of coal sales of the Company in 2012 was RMB10.6715 billion, representing an increase of RMB1.0704 billion or 11.2% as compared with that of 2011. The cost of coal sales per tonne was RMB314.4, representing an increase of RMB25.87 or 9.0% as compared with that of 2011. This was mainly due to: (1) the increase in employees’ wages resulting in an increase in the cost of coal sales per tonne by RMB18.55; (2) the increase in material prices which was caused by inflation leading to an increase in the cost of coal sales per tonne by RMB2.43; (3) the increase of mining rights amortization of coal mines in the headquarters since 1 January 2012 resulting in an increase in the cost of coal sales per tonne by RMB1.59.

In 2012, the cost of coal sales of Ordos Neng Hua, Yancoal Australia and externally purchased coal significantly increased as compared with that of 2011, which was mainly due to the great increase of sales volume.

(2)	Railway Transportation Business

In 2012, the transportation volume of the Company’s Railway Assets was 17.52 million tonnes, representing a decrease of 0.57 million tonnes or 3.2% as compared with that of 2011. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB464.1 million in 2012, representing a decrease of RMB12.784 million or 2.7% as compared with that of 2011. The cost of railway transportation business was RMB362.9 million, representing an increase of RMB16.13 million or 4.7%.

(3)	Coal Chemicals Business

The following table sets out the summary of the operation of the Group’s methanol business for 2012:

	Production volume (Kilotonne)			Sales volume (Kilotonne)
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
1. Yulin Neng Hua	552	459	20.26	552	457	20.79
2. Shanxi Neng Hua	20	73	-72.60	22	72	-69.44

Note:	Due to the shortage of raw material supply, the methanol project of Shanxi Neng Hua has been ceased production since April 2012.

Board of Directors’ Report Chapter 04

	Sales income (RMB’000)			Cost of sales (RMB’000)
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
1 Yulin Neng Hua	1,073,683	907,402	18.32	917,308	828,418	10.73
2 Shanxi Neng Hua	44,269	151,921	-70.86	42,239	150,166	-71.87

(4)	Power Generation Business

The following table sets out the summary of the operation of the Group’s power business for 2012:

	Power Generation (10,000KWh)			Power output dispatch (10,000KWh)
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
1 Hua Ju Energy	96,819	102,879	-5.89	83,194	89,554	-7.10
2 Yulin Neng Hua	18,700	25,867	-27.71	2,446	3,311	-26.13
3 Shanxi Neng Hua	—	7,959	—	—	400	—

Note:	Since 1 January 2012, the power plant of Shanxi Neng Hua has been ceased generating power due to the excessively high cost of fuel.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
1 Hua Ju Energy	317,541	319,017	-0.46	322,534	345,451	-6.63
2 Yulin Neng Hua	6,105	7,927	-22.98	8,269	13,448	-38.51
3 Shanxi Neng Hua	—	1,025	—	—	3,573	—

(5)	HEAT BUSINESS

Hua Ju Energy generated heat energy of 1.44 million steam tonnes and sold 0.23 million steam tonnes in 2012, generating sales income of RMB39.918 million, with the cost of sales at RMB25.13 million.

Chapter 04 Board of Directors’ Report

3.	Main business by regions

	Sales income (RMB’000)	Increase/ decrease in sales income (%)
Domestic	48,518,837	26.68
Overseas	9,627,347	9.84

Total	58,146,184	23.54

During the reporting period, the Group’s sales income of main business in China increased 26.7% as compared with that of 2011, which was mainly due to the increase of sales income of externally purchased coal.

(II)	Analysis of main business

1.	Analysis of changes in Consolidated Income Statement items and Consolidated Statement of Cash Flow items

	2012 (RMB’000)	2011 (RMB’000)	Increase/ decrease (%)
Sales income	58,146,184	47,065,840	23.54
Cost of sales	43,228,676	27,031,782	59.92
Selling, general and administrative expenses	7,987,636	6,570,203	21.57
Other income	2,930,445	1,075,765	172.41
Interest expenses	1,448,679	839,305	72.60
Income taxes	123,937	3,545,379	–96.50
Net cash inflow from operating activities	6,503,610	17,977,276	–63.82
Net cash outflow from investing activities	3,187,372	25,610,975	–87.55
Net cash inflow from financing activities	1,145,137	9,440,977	–87.87
R&D Expenditure	301,586	356,428	–15.39

Board of Directors’ Report Chapter 04

(1)	Income

1)	Factor analysis of the change in operating income

The Group’s sales income in 2012 was RMB58.1462 billion, representing an increase of RMB11.0803 billion or 23.5% as compared with that of 2011. This was mainly due to: the increase of sales volume of self-produced coal resulted in an increase of sales income by RMB6.561 billion; the decrease of price of self-produced coal led to a decrease of sales income by RMB7.515 billion; the sales income of externally purchased coal increased by RMB11.9733 billion.

2)	Orders analysis

Not applicable.

3)	Impact analysis of new products and new business

Not applicable.

4)	Major customers

The following table sets out the sales income and the percentage of the Group’s total sales income from the Group’s five largest customers:

No.	Customers	Sales income (RMB’000)	Percentage of the Group’s total sales income (%)
1	Huadian Power International Corporation Limited	3,651,630	6.28
2	Yongcheng Coal and Electricity Holding Group Shanghai Co., Ltd	3,207,538	5.51
3	Noble Resources Limited	1,945,730	3.35
4	Linyi Yehua Coking Co., Ltd	1,519,067	2.61
5	Baoshan Iron & Steel Co., Ltd	929,536	1.60

Total		11,253,501	19.35

So far as the Directors are aware, no Director, Director’s associate or Shareholder holding more than 5% shares of the Company has any interest in the five largest customers.

Chapter 04 Board of Directors’ Report

(2)	Cost

1)	Cost analysis

The Group’s sales cost in 2012 was RMB43.2287 billion, representing an increase of RMB16.1969 billion or 59.9%, which was mainly due to the increase of coal sales volume.

As the cost of coal sales accounts for more than 95% of the Group’s total cost of sales, the following table only sets out the analysis of the Group’s cost components of coal sales.

Cost Components		2012 (RMB’000)	Percentage of total cost in 2012 (%)	2011 (RMB’000)	Percentage of total cost in 2011 (%)	Percentage of increase/ decrease (%)
1.	Materials	3,208,766	7.71	2,496,335	9.84	28.54
2.	Wages and employees’ benefits	7,103,574	17.08	5,610,533	22.11	26.61
3.	Power	599,642	1.44	420,166	1.66	42.72
4.	Depreciation	1,987,168	4.78	1,465,174	5.77	35.63
5.	Cost for land subsidence	1,549,159	3.72	1,530,041	6.03	1.25
6.	Cost for environmental management	129,235	0.31	125,394	0.49	3.06
7.	Amortazation of mining rights	1,305,410	3.14	811,883	3.20	60.79
8.	Cost of externally purchased coal	21,522,897	51.74	9,548,869	37.63	125.40
9.	Others	4,192,811	10.08	3,370,150	13.27	24.41

10.	Total	41,598,662	100.00	25,378,545	100.00	63.91

2)	Major suppliers

Except for the externally purchased coal business, the following table sets out the amount and percentage of goods and services purchased from the Group’s five largest suppliers:

No.	Suppliers	Purchasing amount (RMB’000)	Percentage of the Group’s total purchasing amount (%)
1	Yankuang Group and its subsidiaries	1,552,758	20.83
2	Yulin Yushen Coal Yushuwan Coal Mine Co., Ltd	448,234	6.01
3	Dongfang Boiler (Group), Inc	125,212	1.68
4	China Coal Zhangjiakou Coal Mining Machinery Co., Ltd	116,781	1.57
5	Ningxia Tiandi Benniu Industrial Group Co., Ltd	113,583	1.52

Total		2,356,568	31.61

Board of Directors’ Report Chapter 04

At the end of the reporting period, Yankuang Group has 52.86% shares of the Company. Except for the disclosure in “Chapter 7 Directors, supervisors, senior management and employees” about the Company’s directors holding posts in Yankuang Group, so far as the Directors are aware, no Director, Director’s associate or Shareholder holding more than 5% shares of the Company has any interest in the five largest suppliers.

(3)	Expenses and others

During the reporting period, the Group’s other income was RMB2.9304 billion, representing an increase of RMB1.8547 billion or 172.4% as compared with that of 2011. This was mainly due to: (1) income of RMB1.2692 billion from the acquisition of Gloucester; (2) interests of bank deposits increased by RMB364.6 million as compared with that of 2011; (3) exchange gains of Yancoal Australia increased by RMB195.6 million as compared with that of 2011.

During the reporting period, the Group’s interest expenses was RMB1.4487 billion, representing an increase of RMB609.4 million or 72.6% as compared with that of 2011. This was mainly due to the issuance of USD1 billion corporate bonds and RMB5 billion corporate bonds and the increase of bank loan.

During the reporting period, the Group’s income tax was RMB123.9 million, representing a decrease of RMB3.4214 billion or 96.5% as compared with that of 2011. This was mainly due to: (1) the effect of MRRT led to a decrease of the income tax expense of Yancoal Australia by RMB1.0852 billion; (2) the decrease of taxable income resulted in a decrease of income tax expense by RMB1.7252 billion.

(4)	Cash flow

During the reporting period, the Group’s net cash inflow from operating activities was RMB6.5036 billion, representing a decrease of RMB11.4737 billion or 63.8% as compared with that of 2011. This was mainly due to: the decrease of average price of coal sales led to a decrease of net cash inflow from operating activities by RMB10.5761 billion as compared with that of 2011.

During the reporting period, the Group’s net cash outflow from investing activities was RMB3.1874 billion, representing a decrease of RMB22.4236 billion or 87.6% as compared with that of 2011. This was mainly due to: (1) reduced assets acquisition and equity investment resulted in a decrease of net cash outflow by RMB10.1718 billion; (2) the decrease of bank guarantee deposit and restricted cash led to an increase of net cash inflow by RMB12.5532 billion; (3) the increase of deposit made on investment resulted in an increase of net cash outflow by RMB301.4 million.

Chapter 04 Board of Directors’ Report

During the reporting period, the Group’s net cash inflow from financing activities was RMB1.1451 billion, representing a decrease of RMB8.2959 billion or 87.9% as compared with that of 2011. This was mainly due to: (1) cash from bank loan decreased RMB4.4308 billion as compared with that of 2011; (2) cash for payment of debt increased RMB15.1968 billion as compared with that of 2011; (3) cash for payment of dividends increased RMB98.368 million as compared with that of 2011; (4) net cash inflow of RMB11.2629 billion from the issuance of corporate bonds.

Capital Sources and Use

In 2012, the Group’s principal source of capital was the cash flow from operations, issuance of corporate bonds and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, payment of the acquisition of assets and equities.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the year 2012 was RMB6.6236 billion, representing a decrease of RMB6.6041 billion or 49.9% as compared with RMB13.2277 billion in 2011, which was mainly due to: (1) the capital expenditure of Ordos Neng Hua decreased RMB6.4185 billion as compared with that of 2011; (2) the capital expenditure of Yancoal International decreased RMB1.2008 billion as compared with that of 2011; (3) the capital expenditure of Heze Neng Hua increased RMB335 million as compared with that of 2011; (4) the capital expenditure of Yancoal Australia increased RMB615.7 million

(5)	R&D Expenditure

1)	The following table sets out the R&D expenditure

Expensing R&D expenditure in 2012 (RMB’000)	62,406
Capitalized R&D expenditure in 2012 (RMB’000)	239,180

Total (RMB’000)	301,586
Percentage of total R&D expenditure to net assets (%)	0.66
Percentage of total R&D expenditure to sales income (%)	0.52

Board of Directors’ Report Chapter 04

2)	Elaboration of R&D Expenditure

The Group aims to optimize and upgrade industrial structure and emphasize achieving breakthroughs of core technology. The Group will adhere to the principle of collaboration with external parties, integrating complementary industries, promoting innovation, achieving breakthrough in key technologies and striving for rapid development. The Group also advocates the innovative development strategy through which to realize automated operation, switch to high-value products, achieve independence in technology and achieve IT-based management, low-carbon development as well as international standard operation to enhance the Group’s capability for independent innovation and make the Group an innovative enterprise.

In 2012, the Group spent RMB301.586 million in research and development and completed 140 scientific and technological projects, of which 25 projects reached advanced international standards, obtained 47 technological patents and received 30 technological rewards at the provincial and ministerial levels.

(6)	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

Not applicable.

2)	Implementation status of the Group’s financing, significant assets reorganization activities of previous period

For details of the Company’s financing activities, please refer to the section headed “2. Securities issuance and listing” under “Chapter 6 Changes in shares and shareholders” of this annual report.

3)	Implementation status of the Group’s long-term business model, development strategies and operating scheme

For details of the Group’s long-term business model, development strategies and operating scheme, please refer to related information in “Chapter 3 Chairman’ s statement” of this annual report.

Chapter 04 Board of Directors’ Report

(III)	Assets and liabilities

1.	Table for the analysis of changes in assets and liabilities items

	Closing amount of 2012		Closing amount of 2011		Percentage of increase/ decrease in closing amount (%)
	RMB’000	Percentage to total assets in 2012 (%)	RMB’000	Percentage to total assets in 2011 (%)
Bank balance and cash	12,717,358	10.36	8,145,297	8.38	56.13
Bank guarantee deposits	3,186,957	2.60	9,543,214	9.82	–66.60
Bills receivable and accounts receivable	7,459,603	6.08	7,312,074	7.53	2.02
Inventories	1,565,531	1.28	1,391,247	1.43	12.53
Prepayments and other receivables	4,196,999	3.42	3,624,879	3.73	15.78
Royalties receivable	1,349,447	1.10	—	—	—
Intangible assets	33,634,245	27.41	26,205,619	26.97	28.35
Net value of property, machinery and equipment	39,503,103	32.19	31,273,824	32.19	26.31
Goodwill	2,573,811	2.10	1,866,037	1.92	37.93
Investment in associates	2,624,276	2.14	1,683,897	1.73	55.85
Long-term receivables	2,001,458	1.63	300,083	0.31	566.97
Deposit made on investment	3,253,381	2.65	2,557,807	2.63	27.19
Deferred tax assets	5,605,284	4.57	1,335,165	1.37	319.82
Bills payable and accounts payable	6,811,760	5.55	2,240,844	2.31	203.98
Other payables and accrued expenses	9,013,797	7.35	7,344,815	7.56	22.72
Borrowings due within one year	7,712,592	6.29	19,588,496	20.16	–60.63
Provision for land subsidence, restoration, rehabilitation and environmental costs	3,770,266	3.07	3,181,643	3.27	18.50
Long-term payables	2,463,475	2.01	18,233	0.02	13,411.08
Tax payable	1,171,341	0.95	2,113,168	2.18	–44.57
Borrowing due after one year	33,283,790	27.12	14,869,324	15.31	123.84
Deferred tax liabilities	7,730,127	6.30	3,895,304	4.01	98.45
Contingent value right	1,432,188	1.17	—	—	—

At the end of the reporting period, the Group’s bank balance and cash were RMB12.7174 billion, representing an increase of RMB4.5721 billion or 56.1% as compared with that of the beginning of the year. This was mainly due to: (1) issuance of USD1 billion corporate bonds and RMB5 billion corporate bonds during the reporting period; (2) payment of bank loan; (3) discounting of bills.

At the end of the reporting period, the Group’s bank guarantee deposits were RMB3.187 billion, representing a decrease of RMB6.3563 billion or 66.6% as compared with that of the beginning of the year. This was mainly due to the decrease of RMB6.26 billion of domestic bank guarantee deposits for overseas borrowings of the Company.

Board of Directors’ Report Chapter 04

At the end of the reporting period, the Group’s royalty was RMB1.3494 billion, which was due to the merger with Gloucester resulting in the increase of royalty in Middlemount coal mine.

At the end of the reporting period, the Group’s intangible assets were RMB33.6342 billion, representing an increase of RMB7.4286 billion or 28.4% as compared with that of the beginning of the year. This was mainly due to: (1) the increase of mining rights of Nantun coal mine, Xinglongzhuang coal mine, Baodian coal mine, Dongtan coal mine and Jining No. II coal mine by RMB2.4768 billion; (2) the merger with Gloucester resulting in an increase of Yancoal Australia’s mining rights by RMB5.3412 billion.

At the end of the reporting period, the Group’s goodwill was RMB2.5738 billion, representing an increase of RMB707.8 million or 37.9% as compared with that of the beginning of the year. This was mainly due to the fact that the acquisition of the entire assets of Beisu coal mine and Yangcun coal mine at a premium leading to an increase of goodwill by RMB712.2 million.

At the end of the reporting period, the Group’s interests in associates were RMB2.6243 billion, representing an increase of RMB940.4 million or 55.9% as compared with that of the beginning of the year. This was mainly due to: (1) payment of capital injection in Shaanxi Future Energy Chemical Co., Ltd by RMB810 million; (2) Huadian Zouxian Power Generation Company Limited and Yankuang Group Finance Company Limited realized profit in the reporting period, which led to an increase of interests in associates by RMB129.7 million as compared with that of the beginning of the year.

At the end of the reporting period, the Group’s long-term receivables were RMB2.0015 billion, representing an increase of RMB1.7014 billion or 567.0% as compared with that of the beginning of the year. This was mainly due to the fact that the new increase of receivables from borrowings of Middlemount joint venture by RMB1.683 billion caused by the merger with Gloucester.

At the end of the reporting period, the Group’s deferred tax assets were RMB5.6053 billion, representing an increase of RMB4.2701 billion or 319.8% as compared with that of the beginning of the year. This was mainly due to the fact that the deferred tax assets of Yancoal Australia increased by RMB4.3154 billion affected by MRRT.

At the end of the reporting period, the Group’s bills and accounts payable were RMB6.8118 billion, representing an increase of RMB4.5710 billion or 204.0% as compared with that of the beginning of the year. This was mainly due to the fact that the new increase of capital fund payable to Gloucester’s former shareholders by RMB3.8366 billion.

At the end of the reporting period, the Group’s borrowing due within one year was RMB7.7126 billion, representing a decrease of RMB11.8759 billion or 60.6% as compared with that of the beginning of the year. This was mainly due to: (1) the Company’s finance lease increased RMB2 billion; (2) Yancoal Australia extended the repayment date of a bank loan of USD915 million which should have been repaid during the reporting period; (3) the Company repaid a loan of RMB832 million for the payment of dividends of H shares in 2010, a loan of RMB6.26 billion for the capital increase of Yancoal Australia and other short-term bank loans amounting to RMB676.5 million.

Chapter 04 Board of Directors’ Report

At the end of the reporting period, the Group’s tax payable was RMB1.1713 billion, representing a decrease of RMB941.8 million or 44.6% as compared with that of the beginning of the year. This was mainly to due to the fact that tax paid during the reporting period exceeded tax payable.

At the end of the reporting period, the Group’s long-term borrowings were RMB33.2838 billion, representing an increase of RMB18.4145 billion or 123.8% as compared with that of the beginning of the year. This was due to: (1) the issuance of USD1 billion corporate bonds and RMB5 billion corporate bonds during the reporting period; (2) Yancoal Australia extended the repayment date of a bank loan of USD915 million which should have been repaid during the reporting period.

At the end of the reporting period, the Group’s deferred tax liabilities were RMB7.7301 billion, representing an increase of RMB3.8348 billion or 98.5% as compared with that of the beginning of the year. This was mainly due to the fact that deferred tax liabilities of Yancoal Australia increased by RMB3.9864 billion affected by MRRT.

At the end of the reporting period, the Group’s CVR was RMB1.4322 billion, which was the closing date value of the CVR issued for the merger with Gloucester.

2.	Other information

(1)	Debt to Equity Ratio

As at 31 December 2012, the equity attributable to the equity holders of the Company and the bank loans amounted to RMB45.8264 billion and RMB40.9964 billion respectively, representing a debt to equity ratio of 89.5%.

For detailed information on bank loans, please refer to Note 37 of the financial statements prepared under IFRS or the Note VI.19, 27, 28 and 29 of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 61 of the Financial Statements prepared under the IFRS.

(IV)	Analysis of core competitiveness

In 2012, facing the complicated and severe economic situation and drastic market change, through optimizing production structure and implementing flexible marketing strategy, the Group increased coal production and coal sales volume under adverse situation and improved ability to resist market risks. By strengthening the capital utilization and strategic resources development, the Group completed the merger and listing of Yancoal Australia and Gloucester, increased resources in Australia controlled by the Company by 1.273 billion tonnes, and improved the ability of sustainable development. As the first Chinese coal company listing in four places, the Group also has advantages in management, technology and branding, the core competitiveness of the Company is further enhanced.

Board of Directors’ Report Chapter 04

(V)	Analysis of Investment

1.	Overall analysis of the Group’s equity investment during the reporting period

There was no external equity investment in 2012.

(1)	Shares of other listed companies held by the Company as at the end of the reporting period

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Percentage of ownership (%)	Book value at the end of the reporting period (RMB)	Gains or losses during the reporting period (RMB)	Changes in shareholders’ equity during the reporting period (RMB)	Accounting items
600642	Shenergy	60,420,274	0.77	161,328,130	–6,204,928	4,653,696	Available-for-sale financial assets
601008	Lianyungang	1,760,419	0.22	6,243,120	281,520	-211,140	Available-for-sale financial assets

Total		62,180,693	/	167,571,250	-5,923,408	4,442,556	/

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2004 and subscription of placement shares of 2,009,151 in 2010 with cash in hand of RMB16,856,776.89 and shares dividend of 12,166,526 in 2011.

Source of Lianyungang shares: subscription of shares as one of founders upon establishment of the Company and shares dividend in 2007.

Chapter 04 Board of Directors’ Report

(2)	Equity interests in non-listed financial corporations held by the Company

Unit: RMB100 million

Corporations	Amount of initial investment (RMB100 million)	Shares held (100 million shares)	Percentage of share capital of the company (%)	Book value at the end of the reporting period (RMB)	Gains or Losses during the reporting period (RMB)	Changes in shareholders’ equity during the reporting period (RMB)	Accounting items	Source of shares
Yankuang Group Finance Company Limited	1.250	—	25	1.914	0.368	—	Long-term equity investment	Capital investment
Shandong Zoucheng Jianxin Cunzhen Bank	0.090	—	9	0.088	0.002	—	Long-term equity investment	Capital investment

Total	1.34	—	/	2.002	0.370	—	/	/

The equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited on 13 September 2010. The registered capital of Yankuang Group Finance Company Limited is RMB500 million, of which Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25%.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Zoucheng Jianxin Cunzhen Bank in 2011. The registered capital of Zoucheng Jianxin Cunzhen Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million, representing an equity interest of 9%.

(3)	Trading of other listed companies’ shares

There was no trading of other listed companies’ shares made by the Company during the reporting period.

2.	Commissioned financing in nonfinancial corporations and investment in derivatives

(1)	Commissioned financing

There were no commissioned financing activities during the reporting period or such activities that occurred in previous period and were extended to this period.

Board of Directors’ Report Chapter 04

(2)	Entrusted loan

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	8 years	4.59%	Construction of methanol project	Yes	No	—

Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	8 years	4.59%	Construction of methanol project	Yes	No	—

Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	4.5 years	6.15%	Supplement for working capital	Yes	Yes	RMB1,514,029.21

Shanxi Tianhao Chemical Company Limited	RMB190 million	5 years	6.40%	Construction of methanol project	No	No	—

Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	3 years	6.65%	Supplement for working capital	No	Yes	—

Yanmei Heze Neng Hua Co., Ltd	RMB529 million	5 years	6.40%	Supplement for working capital	No	RMB410 million has been recovered	RMB7,910,629.52

Yanzhou Coal Yulin Neng Hua Company Limited	RMB200 million	3 years	6.15%	Supplement for working capital	No	Yes	—

Yanmei Heze Neng Hua Co., Ltd	RMB600 million	5 years	6.40%	Expenditure of projects construction	No	No	RMB38,124,070.55

Yanzhou Coal Yulin Neng Hua Company Limited	RMB53 million	3 years	6.15%	Supplement for working capital	No	No	—

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.95 billion	5 years	6.45%	Consideration of Zhuan Longwan mining rights	No	No	RMB120,646,524.38

Yanmei Heze Neng Hua Co., Ltd	RMB1.7 billion, of which RMB150 million has been drawn	5 years	6.40%	Construction of Zhaolou power plant project	No	No	RMB9,570,234.99

Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	3 years	6.15%	Supplement for working capital	No	No	RMB12,280,700.73

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.8 billion	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	RMB178,644,386.46

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.9 billion, of which RMB1.5 billion has been drawn	5 years	6.40%	Construction of methanol project	No	No	RMB33,150,265.94

Chapter 04 Board of Directors’ Report

Note:

1.	The Company’s entrusted loans have been approved in accordance with the relevant legal procedures and all the borrowers are wholly-owned or controlled subsidiaries of the Company, therefore, the entrusted loans should not be considered as connected transactions.

The source of the above mentioned entrusted loans was the Company’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and have no relation to the accruement of assets impairment.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Tianhao Chemicals, the details of which are shown in the following table.

Borrower	Amount of entrusted loan	Term of encrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period
Shanxi Tianhao Chemical Company Limited	RMB200 million	5 years	6.40%	Construction of methanol project	No	No	—

Note:

1.	The entrusted loan involving Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan should not be considered as a connected transaction.

The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

(3)	Other investment financing and investment in derivatives

There were no other investment financing and investment in derivatives during the reporting period.

Board of Directors’ Report Chapter 04

3.	Use of fund raised

(1)	General information of use of fund raised

In 2012, the Group issued USD1 billion corporate bonds and RMB5 billion corporate bonds. For detailed information, please refer to the section headed “II.Securities issuance and listing” under “Chapter 6 Changes in Shares and Shareholders” in this annual report.

(2)	Committed projects of fund raised

Not applicable.

(3)	Changes in committed projects of fund raised

Not applicable.

4.	Projects of the Group using its own funds

Project name	Project amount	Progress of the project	Amount invested in 2012	Accumulated amount invested	Income from the project
Acquisition of 74.82% equity interests in Haosheng Company	RMB7.1365 billion	The share ownership transfer completed on 22 May 2012.	RMB542.6 million	RMB2.9828 billion	—
Acquisition of the entire assets of Beisu coal mine and Yangcun coal mine	RMB824.1 million	The acquisition completed on 31 May 2012	RMB824.1 million	RMB824.1 million	During the reporting period, the aggregate raw coal production of Beisu coal mine and Yangcun coal mine was 1.30 million tonnes.

Total	RMB7.9606 billion	/	RMB1.3667 billion	RMB3.8069 billion	/

Chapter 04 Board of Directors’ Report

5.	Analysis of major subsidiaries and associated companies

Unit: RMB’000

Name of Company	Nature of Business	Main Products or Services	Registered Capital	Investment Amount	Total asset as at 31 December 2012	Net assets as at 31 December 2012	Net Profit for the year 2012
1. Controlled companies Yulin Neng Hua	Energy and chemicals	Methanol	1,400,000	1,400,000	3,095,354	621,344	81,716
Shanxi Neng Hua	Energy	Coal	600,000	600,000	675,792	113,627	-10,660
Heze Neng Hua	Energy	Coal	3,000,000	2,950,000	4,476,854	3,154,783	145,397
Ordos Neng Hua	Energy and chemicals	Coal and methanol	3,100,000	3,100,000	16,115,657	2,725,429	-606,899
Yancoal Australia	Energy	Coal	AUD656.7 million	AUD512.226 million	50,063,279	12,049,280	2,618,877
Yancoal International	Investment management and energy	Investment projects management and coal	USD2.8 million	USD2.8 million	12,939,933	663,406	-661,998
Hua Ju Energy	Power Generation	Power and heat	288,590	274,590	1,003,482	888,840	100,944
Yanmei Shipping	Transportation of goods	Shipping by river	5,500	5,060	34,678	17,346	4,725
Zhong Yan Trading Co., Ltd. of Qingdao Bonded Area	Trade	Trade and storage	2,100	1,100	7,559	7,226	-272
Shandong Coal Trading Center	Service	Coal trading	100,000	51,000	100,152	100,152	152
2. Associated companies Huadian Zouxian Power Generation Company Limited	Power Generation	Power and heat	3,000,000	900,000	5,964,511	3,607,315	361,446
Yankuang Group Finance Company Limited	Finance	Finance service	500,000	125,000	7,815,114	765,668	147,262
Shaanxi Future Energy Chemical Co., Ltd	Energy chemical	Coal and coal liquefaction	5,400,000	1,350,000	5,737,522	5,400,000	—

6.	Special purpose vehicles controlled by the Company

As at the end of the reporting period, the Group did not have any special purpose vehicles.

II.	CAPITAL EXPENDITURE PLAN

The Group’s capital expenditure for the year 2013 is expected to be RMB12.0046 billion, which is mainly sourced from the Group’s internal resources, bank loans and corporate bonds.

Board of Directors’ Report Chapter 04

The capital expenditure for the year 2012 and the estimated capital expenditure for the year 2013 of the Group are set out in the following table:

	2013 (Estimated) (RMB100 million)	2012 (RMB100 million)
The Company	20.869	13.554
Shanxi Neng Hua	0.416	0.165
Yulin Neng Hua	0.279	0.239
Heze Neng Hua	15.403	5.608
Hua Ju Energy	0.448	0.351
Ordos Neng Hua	34.182	20.261
Haosheng Company	6.728	—
Yancoal Australia	32.339	21.614
Yancoal International	9.382	4.444

Total	120.046	66.236

The Group possesses relatively sufficient cash and financing facilities, which are expected to meet the operation and development requirements.

III.	MAJOR RISKS FACED BY THE GROUP, IMPACT AND MEASURES

1.	Risks arising from product price volatility

Affected by factors such as the slowdown of global economy growth, the centralized releases of new capacity of coal, the slowdown of downstream demand growth, the product price of the Group is subject to relatively high risks of downside fluctuation. Due to the product price fluctuation, in 2012, the average sales price of coal of the Group decreased by RMB108.41 per tonne compared with that of last year, which directly and sharply decreased the sales income of the Group. Facing the complicated and volatile market trend, the Group has achieved better results and grasped opportunities under adverse situation by focusing on “two sides”: the market and work site; paying equal attention to expanding sales volume and improving efficiency; strengthening market research and judgments; and adjusting and responding in a flexible manner. The Company has also focused the following work: firstly, the Company placed profitability on top priority in terms of product types and structure; secondly, the Company paid more attention to chasing favorable opportunities and creating values regarding price adjustment; thirdly, the Company made greater efforts to achieving strategic synergy in market expansion; lastly, the Company attached greater importance to promoting production by sales volume in marketing organization. Responding to the market in a scientific way, the Group’s capabilities in terms of market research and judgments, market competition and optimization and adjustment have been significantly enhanced, and further more, the decrease of sales price of the Group in 2012 was lower than the average decrease of sales price in the market, all of which ensured the smooth business development of the Group and the increase of sales volume in the adverse condition and “nil debt” from the market customers. In 2013, the Group will continue to take effective measures to manage and control risks arising from product price volatility.

Chapter 04 Board of Directors’ Report

2.	Risks arising from safety production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. As all of them are of high hazardous nature and of complex uncertainties in production. The Group faces the high risk of production safety. The Group has always put safety production the first priority in responding to crisis. The work on safety management and control was carried out smoothly by enhancing comprehensive risks prevention and control. The comprehensive safety management was pushed forward in a systematic and smooth way by deepening risk appraisal and management of safety production, enhancing technical management, making trouble shooting on areas with significant potential safety risks, continuously strengthening basic management at the basic level to constantly improve the standardization of safety quality, increasing input to safety technology to continuously improve the technical support capability in coal mines, launching inspection of safety production of coal mines in a pragmatic way to prevent various accidents at the very beginning without delay. Benefitting from effective management and control, the Group realized safety production of million tones of raw coal production with zero fatality rate. As at 31 December 2012, the Group recorded safety production for 2337 consecutive days. The Group has always placed safety production on top priority and will constantly do a good job in safety production.

3.	Risks arising from exchange rate fluctuation

Exchange fluctuation risks that the Group faces are mainly about fluctuation of RMB exchange rate, the fluctuation of US dollar and Australian dollar exchange rates, as well as the increasingly fluctuation of international exchange rates. With the continuous expansion of business operations in the overseas market, the Group has expanded its business operation from the PRC to Australia and Canada. Currently, the Group’s customers cover Asia, Europe and the Americas and overseas coal sales are denominated in US dollar and Australian dollar. Thus the impacts and risks concerning exchange gains and losses are increasing. The Group strengthened scientific and effective monitoring; built the early warning mechanism for exchange rate fluctuation risk; made scientific research and judgments on the trend of international exchange rate and utilized financial instruments such as hedging, to fix and stablize the long-term exchange rate; and actively carried out “overseas payment” business to effectively escape such risk. On the one hand, the exchange gains and losses can be effectively controlled by increase of RMB cross-border settlements, and on the other hand, the capital can be flexibly used to effectively avoid the risks of exchange rate fluctuation. In 2013, the Group will continuously study the trend of international foreign exchange market and comprehensively utilize various financial instruments to effectively control and mitigate the foreign exchange risks.

Board of Directors’ Report Chapter 04

4.	Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, the assets scale and volume of production of the subsidiaries of the Company are constantly increasing. It has become increasingly challenging for the Group to make operating decisions, manage its operations and control risks. The efficiency and effectiveness of management and control will directly affect our business operation quality and impact the Group’s business performance. The Group has always attached great importance to risks arising from efficiency and effectiveness of management and control. In the principle of complying with laws and regulations, executing appropriate management and control, clear delineation of powers and responsibilities, standardization as well as flexible and efficient operation, the Group will improve its overall management and control ability to meet the requirements of the internationalized operation and innovate a management and control model. The Group is speeding up effort to establish a scientific and efficient management system that is in line with the actual situation and resources distribution capabilities of the Group as well as the requirements of internationalized development.

5.	Risks arising from debt financing

The active expansion increased the debt of the Group. The large amount of bond issuing in resent years has led to changes in solvency indicators. In 2012, the debt-to-assets ratio was significantly increased as compared with that of last year. The Group’s ability of debt repayment was slightly decreased. The state government is continuously implementing the prudent monetary policy. As a result, it becomes harder in financing with increased financing cost, which will make it more difficulty in financing arrangement of the Group and increase the risks in debt financing. In order to effectively prevent risks arising from debt financing, the Group has established scientific and efficient fund raising assessment system and sound debt risk precaution mechanism. On the one hand, scientific assessment was made to projects under construction in making appropriate funding plans according to our financial capabilities. On the other hand, early warnings were made to prevent potential debt risks. The Group also gave full play to current fund raising instruments in fund raising, used favorable conditions, such as sound credit standings of the Group, to make the most out of current fund raising instruments in fund raising and expanded the fund raising channels. Due to the sound operation capability and credit standing, the Group became the first coal company that was rated as investment grade by the world’s three largest rating agencies in 2012. Responding to risks arising from debt financing, the Group will formulate a more suitable risk avoidance plan in the light of actual conditions of the Group, reducing capital occupancy and financing cost based on reasonable fund raising structure to diversify risks and ensure the capital requirement of strategic development of the Company.

Chapter 04 Board of Directors’ Report

IV.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

(I)	Board’s Analysis and Explanation on Reasons for Changes in Accounting Policies, Accounting Estimates or Accounting Methods and Impacts

Pursuant to “the Provision and Usage Measures of Production Safety Expenses of the Enterprises” (Caiqi [2012] No.16), jointly issued by the Ministry of Finance and the State Administration of Work Safety on 14 February 2012, since 1 February 2012, the coal mines of the Group both located in Shandong and Inner Mongolia Autonomous Region should increase the amount of provision for production safety expenses to RMB15 per ton ROM from RMB8 and RMB10 per ton ROM respectively as approved at the tenth meeting of the fifth session of the Board of the Company held on 24 August 2012.

Calculated on the basis of CASs, this change in accounting estimation will increase the cost expense of the Group by approximately RMB269.9 million and reduce the total profit and net profit by RMB269.9 million and RMB202.5 million, respectively for the year 2012. This change in accounting estimation does not affect the profit of the Company calculated on the basis of the IFRS.

(II)	Board’s Analysis and Explanation on Reasons for Amendments to Previous Significant Accounting Errors and Impacts

Not Applicable.

V.	RESERVES, PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL PLAN

(I)	Formulation, Implementation or Adjustment of Cash Dividend Policy

Pursuant to the provisions of the Notice on Amendment in Regulations for Listed Companies’ Cash Dividend (CSRC Decree No.57) issued in October 2008 by the CSRC, the Company, as approved by the 2008 annual general meeting, amended the cash dividend policy in the Articles.

The cash dividend policy was specified in the Articles as follows: The Company’s profit distribution policy shall remain consistent and stable. Final dividends shall be paid one a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.

Board of Directors’ Report Chapter 04

The 2011 annual general meeting of the Company held on 22 June 2012 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2011 cash dividends of RMB2.8035 billion (tax inclusive) to the Shareholders, i.e., RMB0.57 per share (tax inclusive). The decision making process and the standards and percentage of cash dividend paid pursuant to the profit distribution plan for 2011 were in compliance with the relevant provisions of the Articles. As at the date of this annual report, the 2011 cash dividends have been distributed to the Shareholders.

As approved at the tenth meeting of the fifth session of the Board held on 24 August 2012, the Company proposed to amend the Articles and submit the proposal for consideration and approval at a general meeting. According to the relevant requirements of CSRC and Shandong Securities Regulatory Bureau of CSRC, the Company shall improve the decision making process and mechanism relating to the profits distribution, the performance of duty of independent Directors and the measures to be adopted for hearing feedback from minority Shareholders and protecting their interests etc. in the Articles.

(II)	Profit Distribution Plan for 2012

(Prepared in accordance with CASs)

Unit: RMB’000
Undistributed profits at the beginning of the year	26,054,369
Add: Net profit attributed to the parent company	5,515,847
Less: Withdrawal of statutory surplus reserve	402,573
Ordinary shares dividends payable	2,803,488
Undistributed profits at the end of the year	28,364,156
of which: cash dividends proposed after the balance sheet date	1,770,624

In return for the long-term support of the Shareholders, in accordance with the Company’s persistent dividend policy, the Board proposed to declare a cash dividend payable of RMB1.7706 billion (tax inclusive), being RMB0.36 per share (tax inclusive) for the year 2012. This dividend distribution plan shall be submitted to the Shareholders for consideration at the 2012 annual general meeting and then distributed to all the Shareholders within two months (if approved).

According to the Articles, cash dividends shall be calculated and announced in RMB.

Chapter 04 Board of Directors’ Report

(III)	Cash Dividends Scheme or Plan, Capital Reserve Transferred to Share Capital Scheme or Proposal for the Past Three Years

Year for Cash Dividend	Amount of cash dividends for every 10 shares (RMB) (tax inclusive)	Amount of cash dividends (RMB100 million) (tax inclusive)	Net profit attributable to the parent company in the consolidated statements during the cash dividend distribution year (RMB100 million)	Percentage of net profit attributable to the parent company in the consolidated statements(%)
2012	3.6	17.706	55.158	32.10
2011	5.7	28.035	86.228	32.51
2010	5.9	29.019	90.086	32.21

Note:	The calculation of the above-mentioned “Net profit attributable to the parent company” is based on CASs. Retroactive adjustment was made according to the related provisions.

(IV)	Reserves

For details of the changes of reserves for 2012 and distributable reserves as at 31 December 2012, please refer to Note 42 and Note 62 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

VI.	FULFILLING OF SOCIAL RESPONSIBILITIES

(I)	Fulfilling of Social Responsibilities

For details, please refer to the 2012 Social Responsibilities Report of the Company, which was posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the Company’s website.

(II)	Statement on the Environmental Protection Practice of Listed Companies and their Subsidiaries in Severely Polluting Industries specified in the regulations made by National Environmental Protection Authorities

During the reporting period, the Group has been actively improving and optimizing the environment and energy management system, increasing investment in environmental protection and energy conservation technical upgrading, continuously improving technological process to realize energy saving and consumption reduction and the pollutants emission standards. The attainment rate of mine water, smoke and dust and SO2 was 100%. The comprehensive utilization rate of solid waste was 100%. The pollutants have become harmless and can be reused as resources, which complies with the relevant local requirements on environment.

Board of Directors’ Report Chapter 04

For the construction projects, the Group has executed environmental management procedure in a stringent manner, made great effort on the examination, supervision and management of environment impact assessment, energy saving appraisal and “3 simultaneous” projects so that potential problems regarding energy, resources and environment can be prevented in advance and controlled from the very beginning.

Besides, the Group has established contingency plans for environment protection at all levels, improving emergency equipment, performing emergency drills in a regular way, the Company has further improved the capacity for prevention and control of environmental pollution events and handling of emergency accidents and reduced the occurrence of environmental accidents at the largest degree.

As the production and operation of the Company strictly complied with the laws and regulations regarding the national environmental protection, there was no violation of laws and regulations in respect of environmental protection, no occurrence of environmental accidents, or imposition of any forms of administrative penalty relating to the environmental protection during the reporting period.

VII.	OTHER DISCLOSURES

(I)	The Impact of Exchange Rate Changes

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	The overseas coal sales income as the overseas coal sales of the Group are denominated in U.S. dollars and Australian dollars;

2.	The exchange gains and losses of the foreign currency deposits and borrowings;

3.	The cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had the exchange gains of RMB714.2 million during the reporting period. This was mainly due to: (1)USD loans of Yancoal Australia got exchange gains of RMB434.7 million; (2) to manage the foreign currency risks arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank and had the exchange gains of RMB240.6 million. For details, please see Note 10 and Note 38 of the financial statements prepared under IFRS or Note VI,7 and VI,43 of the financial statements prepared under the CASs.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

Chapter 04 Board of Directors’ Report

(II)	Taxation

In 2012, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

(III)	Employees’ Pension Scheme

For details of the employees’ pension scheme of the Company, please refer to Note 56 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(IV)	Housing Scheme

According to the “Provision of Labor and Services Agreement” (which is referred to in the section headed “IV. Major Connected Transaction” under “Chapter 5 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB137.2 million and RMB140 million in 2012 and 2011, respectively.

Since 2002, the Group has been paying to its employees a housing allowance for the purchase of employee residences, which is based on a fixed percentage of the employees’ wages. In 2012, the employees’ housing allowances paid by the Group amounted to RMB522 million in total.

For details of the housing scheme, please refer to Note57 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(V)	Donation

The Group made donations in an aggregate amount of RMB38.268 million in 2012.

Significant Events Chapter 05

I.	MATERIAL EVENTS

(I)	Litigation, Arbitration and Media Questioned Events

There were no litigation, arbitration and media questioned events during the reporting period.

(II)	Repurchase, Sale or Redemption of Shares of the Company

Except for events described under the section headed “II. Securities Issuance and Listing” under the chapter headed “Chapter 6. Changes in Shares and Shareholders”, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

II.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

III.	ASSET ACQUISITION, SALES AND MERGERS

(I)	Acquisition of Equity Interests in Haosheng Company

On 22 May 2012, the Company completed the acquisition of 9.45% equity interests held by Jinchengtai Chemical in Haosheng Company (with the consideration of RMB863.86 million, representing approximately 15.5% of the audited total profits of the Group of RMB5.5604 billion of 2012 under CASs.) as approved at the general manager working meeting. The Company’s equity interests in Haosheng Company increased to 74.82%.

(II)	The Merger of Yancoal Australia and Gloucester

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012 respectively, the Company, Yancoal Australia and Gloucester (a company listed on the Australia Securities Exchange) entered into a “Merger Proposal Deed” and an “Amending Deed to the Merger Proposal Deed”, respectively.

The merger of Yancoal Australia and Gloucester became effective on 27 June 2012. The shares of Yancoal Australia, which were to replace those of Gloucester, have been traded on the Australia Securities Exchange since 28 June 2012. The Company held approximately 78% equity interests in Yancoal Australia. Gloucester became a wholly-owned subsidiary of Yancoal Australia.

For details, please refer to the “Announcements of Yanzhou Coal Mining Company Limited in relation to Proposal Regarding the Merger of Yancoal Australia Limited and Gloucester Coal Ltd.” dated 22 December 2011 and the updating announcements in relation to the merger. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

Chapter 05 Significant Events

(III)	Asset Disposal of Tianhao Chemicals

Since April 2012, Tianhao Chemicals methanol project has been ceased production due to the shortage of raw materials supply. It was approved to publicly sell the methanol assets at the 2012 first extraordinary general meeting of Tianhao Chemicals. The appraisal value for Tianhao Chemicals asset is RMB268 million by Shandong Zhongxin Assets Appraisal Co., Ltd. The transaction is currently in the process of performing the procedure for sale on the equity exchange.

IV.	MAJOR CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with the Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services and asset purchase transactions.

(I)	Continuing Connected Transactions

Upon the restructuring of the Company for listing, the Controlling Shareholder injected its major coal production and operation assets and related business into the Company, while the remaining businesses and assets of the Controlling Shareholder continue to provide products, materials and logistics support services to the Company. In addition, upon the commencement of the official operation of Yankuang Group Finance Company Limited (a subsidiary of the Controlling Shareholder), it also provides financial services, such as deposits, borrowings and settlement services, to the Group. As the Controlling Shareholder and the Company are both located in Zoucheng City, Shandong Province, the Group is able to obtain a steady, stable and continuing source of materials, ancillary support services, financial and other services from the Controlling Shareholder, which can alleviate the operational risk, financing cost and financing risk and which in turn benefits the Company’s daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, thereby ensuring a stable sales market to the Company. The above connected transactions are necessary and continuing.

At the 2011 annual general meeting held on 22 June 2012, five continuing connected transaction agreements, namely, the “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. The main ways to determine transaction price include state price, market price and reasonable pricing. State price is prioritized when available; Market price is applied when the state price is not available; Reasonable pricing (reasonable cost adds reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

As approved at the third meeting of the fifth session of the Board on 19 August 2011, the Company and Yankuang Group Finance Company Limited entered into the “Financial Services Agreement”. The parties agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the proposed annual caps for the transactions for the years of 2011 to 2012. It has been agreed that the rates for the fees to be charged by Yankuang Group Finance Company Limited for the financial services to be provided to the Group shall be equal to or more favorable than those charged by the major commercial banks in the PRC for the same kind of financial services provided to the Group. Fund risks control measures were also established to safeguard the security of the fund systematically.

Significant Events Chapter 05

1.	Continuing connected transaction of the supply of materials and services

(the data below are under CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB3.8033 billion in 2012. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB3.4762 billion.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2012:

		2012		2011
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating income (%)	Increase/decrease of connected transactions (%)
Sales of goods and provision of services by the Group to its Controlling Shareholder	3,803,282	6.37	2,755,278	5.53	38.04
Sales of goods and provision of services by the Controlling Shareholder to the Group	3,476,244	5.83	2,717,911	5.46	27.90

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder in 2012:

	Operating income (RMB’000)	Operating cost (RMB’000)	Gross profits (RMB’000)
Coal sold to the Controlling Shareholder	3,162,121	2,283,135	878,986

2.	Continuing connected transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement and the annual transaction caps for the years of 2012 to 2014 provided therein, as approved at the 2011 annual general meeting, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group for the year 2012 was RMB1.4081 billion.

Chapter 05 Significant Events

3.	Continuing connected transaction of financial services

Pursuant to the “Financial Services Agreement”, and the annual transaction cap for the year 2012 provided therein, as approved at the third meeting of the fifth session of the Board, as at 31 December 2012, the balance deposit of the Group in Yankuang Group Finance Company Limited was RMB1.7196 billion. In 2012, the payment of the fees for financial services by the Group was RMB1.411 million.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in 2012.

The following table sets out the details of the annual transaction caps and actual transaction amounts for 2012 for the above continuing transactions.

No.	Type of connected transaction	Agreement	Annual transaction cap for the year 2012 (RMB’000)	Value of transaction for the year 2012 (RMB’000)
1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	2,467,930	1,552,758
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,351,420	1,923,486
3	Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,442,100	1,408,065
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Agreement	4,163,900	3,635,988
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	167,295
6	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balance		1,820,000	1,719,621
	– comprehensive credit facility services		1,600,000	0
	– miscellaneous financial services fees		28,540	1,411

Significant Events Chapter 05

4.	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the Group’s continuing connected transactions with the Controlling Shareholder for the year 2012 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions stated under the section headed “1. Continuing Connected Transactions” above has not exceeded the annual transaction caps for the year 2012 approved by independent Shareholders and the Board.

5.	Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been carried out in accordance with the relevant provisions of the agreements governing the transactions; and (4) have not exceeded the relevant annual caps.

(II)	Asset Purchase Connected Transactions

Acquisition of the entire assets of Beisu coal mine and Yangcun coal mine

As approved at the ninth meeting of the fifth session of the Board held on 23 April 2012, the Company entered into the Asset Transfer Agreement with Yankuang Group and Yankuang Group Beisu Coal Mine Co., Ltd. to acquire the entire assets of Beisu coal mine and Yangcun coal mine with total consideration of RMB824.1 million (representing approximately 14.8% of the audited total profits of the Group of RMB5.5604 billion of 2012 under CASs.). The acquisition was completed on 31 May 2012.

For details, please refer to the “Announcement of Connected Transactions of Yanzhou Coal Mining Company Limited” dated 23 April 2012. The announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

Chapter 05 Significant Events

(III)	Credit and Debt Obligation Between the Group and the Controlling Shareholder are mainly due to the Mutual Sales of Goods and Provision of Services

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2012 is detailed as follows:

	Fund to related parties			Fund to the Group provided
	provided by the Group			by related parties
	Balance at	Amount	Closing	Balance at	Amount	Closing
Related parties	the beginning (RMB’000)	occurred (RMB’000)	balance (RMB’000)	the beginning (RMB’000)	occurred (RMB’000)	balance (RMB’000)
Yankuang Group	2,636,217	9,934,751	2,868,744	1,558,979	5,210,139	1,767,998

As at 31 December 2012, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

Details of the Group’s connected transactions prepared in accordance with the IFRS are set out in Note 54 to the consolidated financial statements herein, or Note VII as prepared in accordance with CASs. The various related transactions set out in Note 54 to the consolidated financial statements prepared in accordance with the IFRS, or Note VII as prepared in accordance with CASs, also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this section, the Group was not a party to any material connected transactions during the reporting period.

Significant Events Chapter 05

V.	MATERIAL CONTRACTS & PERFORMANCE

(I)	During the reporting period, the Company has not been involved in any trust arrangement, contract or lease of any other companies’ assets or any trust arrangement, contract or lease of the Company’s assets to any other companies that can contribute more than 10% (including 10%) of the total profits of the Company for the year.

(II)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees of the Company (excluding guarantees to the controlled subsidiaries)
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period (A)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	75.55
Total balance of guarantee to controlled subsidiaries by the end of the reporting period (B)	279.30
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	279.30
Percentage of total amount of guarantee in the net assets of the Company (%)	62.53%
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	269.89
Total amount of guarantee exceeding 50% of net assets (E)	55.99
Total amount of the above 3 categories guarantees (C+D+E)	325.88

Note:	The above table is prepared based on CASs and calculated on the formula of USD1 = RMB6.2855 and AUD1 = RMB6.5363.

1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests in Yancoal Resources and USD1.015 billion was due on 17 December 2012. As approved at the 2011 annual general meeting, USD915 million of bank loan was extended for another 5 years after repaying bank loan of USD100 million. And the remaining principal, amounting to USD2.94 billion, was continued to be guaranteed by the Company.

A total of AUD193.8 million performance deposits and performance guarantees, which were necessary for operation of Yancoal Australia and its subsidiaries, had been extended to the reporting period.

Chapter 05 Significant Events

2.	Information on guarantees arising during the current reporting period:

As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the sixth meeting of the fifth session of the Board, the Company issued bank guarantee to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for the bank loan of USD203 million.

As approved at the 2011 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee, not exceeding AUD300 million, for their daily operations. During the reporting period, there were AUD95.5464 million performance deposits and performance guarantees in total for necessary operations of Yancoal Australia and its subsidiaries.

Based on the “2012 Annual Auditing Report of Yanzhou Coal Mining Company Limited” prepared by the Company’s auditors, and the “2012 External Guarantees of Yanzhou Coal Mining Company Limited” issued by the Company, the independent Directors expressed their independent opinion regarding the above guarantees.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Company during the reporting period; there were no other external guarantees during the reporting period.

(III)	Other Material Contracts

Save as the disclosed events and related agreements in this chapter, the Company was not a party to any other material contracts during the reporting period.

Significant Events Chapter 05

VI.	APPOINTMENT AND DISMISSAL OF AUDITORS

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong, hereinafter referred to as “Shine Wing Certified Public Accountants”), Grant Thornton (including Grant Thornton and Grant Thornton Hong Kong Limited) (overseas, HKCPA) hereinafter referred to as “Grant Thornton”) as its domestic and international auditors, respectively.

As approved at the 2011 annual general meeting on 22 June 2012, the Company engaged Shine Wing Certified Public Accountants and Grant Thornton as its domestic and international auditors of the Company for the year 2012.

During the reporting period, Shine Wing Certified Public Accountants was responsible for the examination and appraisal of the efficiency of internal control of the financial statements of the Company; Grant Thornton was responsible for the examination and appraisal of whether the internal control system of the Company was in compliance with the requirements of the US Sarbanes-Oxley Act.

During the reporting period, as approved at the general meeting, the Board was authorized to determine and pay the auditors’ remuneration. The Company was responsible for auditors’ on-site audit accommodation and meal expenses, but not for any other related expenses, such as travelling expenses.

The Auditors’ remuneration of the Group for the years 2012 and 2011 are listed as follows:

Item	2012	2011
Fees for annual auditing and reviewing financial statements and evaluation of internal control system of the Company	RMB7.8 million	RMB7.8 million
Auditing fees for matters in respect of the Company issuing corporate bonds	Nil	RMB0.2 million
Fees for annual auditing and evaluation of the internal control system of Yancoal Australia	AUD1.35 million	AUD0.8 million

The Board is of the view, other than the annual auditing fees, the other services fee paid by the Group to the reporting accountants will not have any impact on the independency of the auditors’ opinion.

Shine Wing has been the Company’s domestic auditors since June 2008 and Grant Thornton has been the Company’s international auditors since December 2010.

Chapter 05 Significant Events

VII.	THE AMENDMENT TO THE ARTICLES OF YANZHOU COAL MINING COMPANY LIMITED

For the details of the amendment to the Articles, please refer to the paragraph headed “I. Corporate Governance” under the chapter headed “Chapter 8 Corporate Governance” in this annual report.

VIII.	ESTABLISHMENT OF SHANDONG COAL TRADING CENTER AS A CONTROLLED SUBSIDIARY OF THE COMPANY

In August 2012, the Company, Jining Sources of Energy Development Group Co., Ltd. and Jining Delin Commerce and Trade Co., Ltd jointly established Shandong Coal Trading Center as approved at the general manager working meeting of the Company. Its main scope of business includes: coal spot trade service and management; coal and transportation information consultation and storage and freight forwarders with registered capital of RMB100 million, of which, RMB51 million by the Company with equity interests of 51%.

IX.	ESTABLISHMENT OF SHANDONG YANMEI RIZHAO PORT COAL STORAGE AND BLENDING COMPANY LIMITED AS A CONTROLLED SUBSIDIARY OF THE COMPANY

In January 2013, the Company, Rizhao Port Co., Ltd. and Shandong Shipping Co., Ltd. jointly established Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. as approved at the general manager working meeting of the Company. Its main scope of business includes: coal processing and trading; sales of coking coal and iron ore; import and export of commodity; storage, transfer services and logistics distribution, with registered capital of RMB300 million, of which, RMB153 million from the Company with equity interests of 51%.

X.	During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders, actual controlling persons have not been investigated by the relevant authorities or imposed compulsory measures by judiciary department, or been transferred to judicial bodies or be held criminally liable by the relevant authorities and judicial departments nor have any of them been inspected or punished by the CSRC, banned from entering the securities markets, confirmed as not fit or proper persons, be publicly reprimanded by other administrative departments and the stock exchanges.

Changes in Shares and Shareholders Chapter 06

I.	CHANGES IN SHARES

During the reporting period, the total number of shares and the share capital structures of the Company remained unchanged.

As at 31 December 2012, the share capital structures of the Company are as follows:

Unit: share

	Shares	Percentage
1. Listed shares with restricted trading moratorium	2,600,021,800	52.8632%
Shares held by state-owned legal person	2,600,000,000	52.8627%
Natural person shareholding in A Shares	21,800	0.0005%
2. Shares without trading moratorium	2,318,378,200	47.1368%
A Shares	359,978,200	7.3190%
H Shares	1,958,400,000	39.8178%
3. Total share capital	4,918,400,000	100.0000%

As at the latest practicable date prior to the issue of this annual report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public float of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

Chapter 06 Changes in Shares and Shareholders

II.	SECURITIES ISSUANCE AND LISTING

	USD corporate bond		Renminbi corporate bond
Examination and approval procedures	Approved at the 2012 second extraordinary general meeting of the Company held on 23 April 2012		Approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC (Zhengjianxuke [2012] No.592)

Issuing date	9 May 2012		23 July 2012

Interest rate	4.461%	5.73%	4.20%	4.95%

Amount of issuance	USD450 million	USD550 million	RMB1 billion	RMB4 billion

Approved amount of shares to be listed	USD450 million	USD550 million	RMB1 billion	RMB4 billion

Date and place of listing	traded on the Hong Kong Stock Exchange on 17 May 2012		traded on the Shanghai Stock Exchange on 15 August 2012

Maturity date	16 May 2017	16 May 2022	23 July 2017	23 July 2022

Net proceeds	USD991.2 million		RMB4.95 billion

Use of proceeds	replenishing the working capital of the Company		replenishing the working capital of the Company

Total amount of proceeds that has been used in 2012	USD991.2 million		RMB4.95 billion

Total accumulated amount of proceeds that has been used	USD991.2 million		RMB4.95 billion

Total amount of remaining proceeds	0		0

Usage and destination of the remaining proceeds	—		—

Including the above bonds, as on 31 December 2012, the debt-to-assets ratio of the Group was 60.4% which was still at the healthy level.

Note:

1.	As approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC, the Company was approved to issue corporate bonds in the PRC, with an aggregate principal amount not exceeding RMB10 billion. The issue of the remaining RMB5 billion corporate bonds will be completed within 24 months from the date of approval of the CSRC.

2.	At the tenth meeting of the fifth session of the Board held on 24 August 2012, the proposal to issue corporate bonds with an aggregate principal amount not exceeding USD2 billion (including USD2 billion) in the overseas market and the related mandates were approved by the Board. This issue is subject to consideration and approval by the Shareholders at the general meeting of the Company and related regulatory departments.

3.	According to the merger arrangement between Yancoal Australia and Gloucester, after merger, Yancoal Australia issued approximately 86.45 million CVR, which have been traded on Australian Securities Exchange on 28 June 2012.

Changes in Shares and Shareholders Chapter 06

III.	SHAREHOLDERS

(I)	Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2012, the Company had a total of 107,281 Shareholders, of which 3 were holders of A Shares subject to a trading moratorium, 107,048 were holders of A Shares without trading moratorium and 230 were holders of H Shares.

(II)	The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2012, the top ten Shareholders and the top ten holders of tradable shares not subject to trading moratorium were as follows:

Number of Shareholders and shareholdings

Unit: share

Total number of Shareholders as at 31 December, 2012	107,281	Total number of Shareholders as at 18 March, 2013	104,899

Shareholdings of the top ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC (Nominees) Limited	Foreign legal person	39.71	1,952,947,945	3,942,000	0	Unknown
	Others	0.11	5,481,127	5,481,127	0	0
China Life Insurance Co., Ltd.
– dividends personal bonus
– 005L-FH002 Shanghai
ICBC-Shanghai Stock 50 Transactional Open-end Index Securities Investment Fund	Others	0.10	4,808,329	–1,195,580	0	0
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.10	4,692,501	4,692,501	0	11,100

Chapter 06 Changes in Shares and Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
	Others	0.06	2,868,383	1,568,383	0	0
China Pacific Life Insurance Co., Ltd – dividends – personal bonus
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.06	2,727,895	2,727,895	0	0
	Others	0.05	2,588,089	2,588,089	0	0
China Life Insurance Co., Ltd. – Translational – General Insurance Product – 005L-CT001 Shanghai
	Others	0.05	2,544,455	2,544,455	0	0
Southern Dongying Asset Management Co., Ltd – China Southern Fushi A50ETF
Shandong International Trust Co., Ltd.	State-owned legal person	0.04	2,100,000	–100,000	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held
HKSCC (Nominees) Limited	1,952,947,945	H Shares
China Life Insurance Co., Ltd. – dividends personal bonus – 005L-FH002 Shanghai	5,481,127	A Shares
ICBC-Shanghai Stock 50 Transactional Open-end Index Securities Investment Fund	4,808,329	A Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	4,692,501	A Shares
China Pacific Life Insurance Co., Ltd – dividends personal bonus	2,868,383	A Shares

Changes in Shares and Shareholders Chapter 06

Name of Shareholder	Number of tradable shares held	Class of shares held
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	2,727,895	A Shares
China Life Insurance Co., Ltd. – Transactional – General Insurance Product – 005L-CT001 Shanghai	2,588,089	A Shares
Southern Dongying Asset Management Co., Ltd – China Southern Fushi A50ETF	2,544,455	A Shares
Shandong International Trust Co., Ltd.	2,100,000	A Shares
UBS AG	1,973,420	A Shares
Connected relationship or concerted-party relationship among the above Shareholders	There is no connected relationship or concerted-party relationship among the Shareholders disclosed above.

Notes:

1.	The above information regarding “Total number of Shareholders” and the “Top ten Shareholders and the top ten holders of tradable shares”, is based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and the Hong Kong Registrars Limited.

2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited, holds the Company’s H Shares in the capacity of a nominee.

Chapter 06 Changes in Shares and Shareholders

(III)	Shareholdings of the Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium and the Undertakings

As at 31 December 2012, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium and the undertakings:

Unit: shares

No.	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Listing and trading date	Number of additional tradable shares	Undertakings

1	Yankuang Group	2,600,000,000	—	0	Undertakings made by Yankuang Group in Yanzhou Coal’s share split have been performed. Yankuang Group may proceed with the transaction after filing its application and obtaining the relevant approval from the relevant authorities.

2 3	Wu Yuxiang Song Guo	20,000 1,800	In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.

Changes in Shares and Shareholders Chapter 06

(IV)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 31 December 2012, other than the Directors, Supervisors or chief executive of the Company, there were no other persons who are substantial shareholders of the Company or had interest or short position in the shares or underlying shares of the Company, which should be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”), or recorded in the register to be kept pursuant to Section 336 of the SFO, or notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	87.84%	52.86%
Templeton Asset Management Ltd.	H Shares	Investment manager	274,390,032	Long position	14.01%	5.58%
JP Morgan Chase & Co.	H Shares	Beneficial owner	33,171,560	Long position	1.69%	0.67%
		Investment manager	607,468	Long position	0.03%	0.01%
		Custodian corporation/ approved lending agent	164,861,941	Long position	8.42%	3.35%
		Beneficial owner	14,718,493	Short position	0.75%	0.30%
BlackRock, Inc.	H Shares	Interest of controlled corporations	159,048,564	Long position	8.12%	3.23%
			23,698,911	Short position	1.21%	0.48%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%
Deutsche Bank Aktiengesellschaft	H Shares	Beneficial owner	45,754,984	Long position	2.34%	0.93%
		Investment manager	976,930	Long position	0.05%	0.02%
		Person having a security interest in shares	54,793,279	Long position	2.80%	1.11%
		Custodian corporation/ approved lending agent	3,645,400	Long position	0.18%	0.07%
		Beneficial owner	27,049,842	Short position	1.38%	0.55%
		Person having a security interest in shares	53,320,179	Short position	2.72%	1.08%

Chapter 06 Changes in Shares and Shareholders

Notes:

1.	The percentage figures above have been rounded off to the nearest second decimal place.

2.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, no other Shareholders recorded in the register of the Company as at 31 December 2012 had an interest of 5% or more of the Company’s issued Shares.

(V)	Legal Persons as Shareholders with Shareholding of 10% or More

During the reporting period, the Controlling Shareholder or actual controller of the Company remained unchanged.

As at 31 December 2012, Yankuang Group held 2,600,000,000 shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company established upon reform on 12 March 1996. Its registered capital is RMB3,353.388 million, the organization code is 16612000-2, and its legal representative is Mr. Wang Xin. Yankuang Group is principally engaged in coal production and sales, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set of machinery and electrical equipment and financial investment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of Shandong Provincial Government.

In 2012, the operating income of Yankuang Group was RMB100 billion with total profit of RMB3 billion and net operating cash flow of RMB7 billion. By the end of 2012, the total asset, total liability and total owner’s equity were RMB185 billion, RMB137.5 billion and RMB47.5 billion, respectively.

Yankuang Group has established and implemented a scientific plan in strengthening and expanding coal production, making coal chemical products finer and perfect, making the industries of coal-electrolytic aluminum and manufacturing of whole set of machinery and electrical equipment more solid and special, steadily expanding financial investment and pushing the transformation of the Company from localized to internationalized business, from competitive strategy with low cost to differentiated competitive strategy, from solely-aimed of scale expansion to giving equal importance to scale and profit.

Changes in Shares and Shareholders Chapter 06

As at 31 December 2012, share equities held by Yankuang Group of other listed controlled companies and joint stock companies at home and abroad are as follows:

No.	Name of the Listed company	Stock exchange	Stock code	Number of shares held (shares)	Percentage of shares held (%)
1	Guizhou Panjiang Refined Coal Co., Ltd.	Shanghai Stock Exchange	600395	191,972,653	11.60
2	Rizhao Port Co., Ltd.	Shanghai Stock Exchange	600017	186,514,800	6.06
3	Tiandi Science and Technology Co., Ltd.	Shanghai Stock Exchange	600582	17,470,297	1.44
4	Shenzhen DAS Intelligence Co., Ltd.	Shenzhen Stock Exchange	002421	4,511,836	2.16

Diagram of equity and relationship of control between the Company and the actual controller:

As at 31 December 2012, HKSCC Nominees Limited held 1,952,947,945 H Shares, representing 39.71% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(VI)	Pre-emptive Rights

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Chapter 07 Directors, Supervisors, Senior Management and Employees

I.	BASIC INFORMATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & ending date of the current office termNote 1
Li Weimin	Male	Chairman of the Board	0	0	0	—	20 May 2011 – 20 May 2014
Wang Xin	Male	Vice Chairman of the Board	0	0	0	—	20 May 2011 – 20 May 2014
Zhang Yingmin	Male	Director, General Manager	0	0	0	—	20 May 2011 – 20 May 2014
Shi Xuerang	Male	Director	0	0	0	—	20 May 2011 – 20 May 2014
Wu Yuxiang	Male	Director, Chief Financial Officer	20,000	0	20,000	No change	20 May 2011– 20 May 2014
Zhang Baocai	Male	Director, Deputy General Manager, Secretary of the Board	0	0	0	—	20 May 2011 –20 May 2014
Dong Yunqing	Male	Employee Director	0	0	0	—	22 March 2011 – 20 May 2014
Wang Xianzheng	Male	Independent Director	0	0	0	—	20 May 2011 – 20 May 2014
Cheng Faguang	Male	Independent Director	0	0	0	—	20 May 2011 – 20 May 2014
Wang Xiaojun	Male	Independent Director	0	0	0	—	20 May 2011 – 20 May 2014
Xue Youzhi	Male	Independent Director	0	0	0	—	20 May 2011 – 20 May 2014
Song Guo	Male	Chairman of the Supervisory Committee	1,800	0	1,800	No change	20 May 2011 – 20 May 2014
Zhou Shoucheng	Male	Deputy Chairman of the Supervisory Committee	0	0	0	—	20 May 2011 – 20 May 2014
Zhang Shengdong	Male	Supervisor	0	0	0	—	20 May 2011 – 20 May 2014
Zhen Ailan	Female	Supervisor	0	0	0	—	20 May 2011 – 20 May 2014
Wei Huanmin	Male	Employee Supervisor	0	0	0	—	22 March 2011 – 20 May 2014
Xu Bentai	Male	Employee Supervisor	0	0	0	—	22 March 2011 – 20 May 2014
He Ye	Male	Deputy General Manager	0	0	0	—	20 May 2011 – 20 May 2014
Lai Cunliang	Male	Deputy General Manager	0	0	0	—	20 May 2011 – 20 May 2014
Tian Fengze	Male	Deputy General Manager	0	0	0	—	20 May 2011 – 20 May 2014
Shi Chengzhong	Male	Deputy General Manager	0	0	0	—	20 May 2011 – 20 May 2014
Liu Chun	Male	Deputy General Manager	0	0	0	—	2 December 2011 –20 May 2014
Ni Xinghua	Male	Chief Engineer	0	0	0	—	20 May 2011 – 20 May 2014

Directors, Supervisors, Senior Management and Employees Chapter 07

Notes:

1.	The above terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the Board and Supervisory Committee and at the closing of the Board meeting for appointments or dismissals of senior management respectively.

2.	Save as disclosed above, as on 31 December 2012, none of the Directors, chief executive and Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

All of the above disclosed interests represent the Company’s long position in shares.

3.	As on 31 December 2012, the Directors, Supervisors and senior management together held 21,800 A Shares, representing 0.0005% of the Company’s total issued shares. The Directors and Supervisors held these shares as beneficial owners.

As on 31 December 2012, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any restricted shares of the Company or any rights to subscribe for any shares or debentures of the Company or its associated corporations.

II.	MAJOR WORK PROFILE

Directors

LI Weimin, aged 52, a researcher in engineering technique application, doctorate of engineering and holder of an EMBA degree, is the Chairman of the Company. Mr. Li is also a director, the general manager and the deputy secretary of the Party Committee of Yankuang Group. Mr. Li joined the predecessor of the Company in 1982. In 2002, Mr. Li was appointed as the head of the Jining III Coal Mine of the Company. In 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On 15 December 2010, Mr. Li was appointed as a director, the general manager and the deputy secretary of the Party Committee of Yankuang Group. On 30 December 2010, Mr. Li was appointed as the chairman of the Board. Mr. Li graduated from China University of Mining and Technology and Nankai University.

Chapter 07 Directors, Supervisors, Senior Management and Employees

WANG Xin, aged 54, a researcher in engineering technique application, doctor of engineering and holder of an EMBA degree, is the vice chairman of the Board. Mr. Wang is also the chairman of the board and the secretary of the Party Committee of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and deputy general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board and the general manager of Yankuang Group in 2003. In 2004, he was appointed as the chairman of the Board of the Company. Since 2007, he has been the deputy secretary of the Party Committee of Yankuang Group. On 15 December 2010, Mr. Wang was appointed as the chairman of the board of directors and the secretary of the Party Committee of Yankuang Group. On

30 December 2010, Mr. Wang was appointed as the vice chairman of the Board of the Company. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

ZHANG Yingmin, aged 59, a researcher in engineering technology application with an EMBA degree, is a Director and general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. Mr. Zhang became the head of Production and Technology Department of Yankuang Group in 1996. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became head of Safety Supervision Bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company on 25 March 2011 and a Director of the Company on 20 May 2011. Mr. Zhang graduated from Nankai University.

SHI Xuerang, aged 58, a senior engineer and holder of an EMBA degree, is a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. Mr. Shi was appointed as a deputy general manager of Yankuang Group in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi graduated from Nankai University.

WU Yuxiang, aged 51, a senior accountant with a master’s degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981. Mr. Wu was appointed as the head of the Finance Department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, aged 45, a senior accountant with an EMBA degree, is a Director, the deputy manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the Planning and Finance Department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and was appointed as the deputy general manger of the Company in 2011. Mr. Zhang graduated from Nankai University.

Directors, Supervisors, Senior Management and Employees Chapter 07

DONG Yunqing, aged 57, a professor-level senior administrative officer, is a Director and the chairman of the Labor Union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the Labor Union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the chairman of the Labor Union of the Company in 2002. Mr. Dong graduated from Central Communist Party School Correspondence Institute.

Independent Non-Executive Directors

WANG Xianzheng, aged 66, a professor-level senior engineer with a bachelor degree, is currently the president of China Coal Industry Association. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, the deputy head of the State Administration of Coal Mine Safety and a party member from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the secretary to the party committee of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Since January 2007, Mr. Wang has been appointed as the president of China Coal Industry Association. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. Mr. Wang graduated from Fuxin School of Mining.

CHENG Faguang, aged 70, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice governor of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the executive vice governor of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. Mr. Cheng graduated from the Central University of Finance and Economics.

Chapter 07 Directors, Supervisors, Senior Management and Employees

WANG Xiaojun, aged 58, a solicitor admitted in the PRC, Hong Kong, England and Wales, is a holder of master degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Zijin Mining Group Company Limited and Norinco International Cooperation Ltd. Mr. Wang graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, aged 48, holder of master degree in corporate management, a doctor’s degree in economics and a post-doctoral degree in business management, is currently an associate dean, a professor and a supervisor of doctoral students in the School of Business of Nankai University. Mr. Xue has rich experience in economics management and completed a number of national social science fund projects. Mr. Xue became the associate dean of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University.

Supervisors

SONG Guo, aged 58, a professor-level senior administrative officer with an EMBA degree, is the chairman of the Supervisory Committee of the Company and a deputy secretary of the Party Committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the Disciplinary Inspection Committee of Yankuang Group from 2003 to 2004. He was appointed as a deputy secretary of the Party Committee and the secretary of the Disciplinary Inspection Committee of Yankuang Group from 2004 to 2007. He acted as the vice chairman of the Supervisory Committee of the Company in 2005 and the deputy secretary of the Party Committee of Yankuang Group in 2007. In 2008, Mr. Song became the chairman of the Supervisory Committee of the Company. He graduated from Nankai University.

ZHOU Shoucheng, aged 60, a professor-level senior administrative officer with a Master’s degree, is the vice chairman of the Supervisory Committee of the Company, the secretary of the Disciplinary Inspection Committee and the chairman of the Labor Union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League Committee of Yankuang Group, the secretary of the Party Committee of Beisu Coal Mine and the secretary of the Party Committee of Xinglongzhuang Coal Mine successively from 1985 to 2002. He was the chairman of the Labor Union of Yankuang Group from 2002 to 2007 and became the secretary of the Disciplinary Inspection Committee and the chairman of the Labor Union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the Supervisory Committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

Directors, Supervisors, Senior Management and Employees Chapter 07

ZHANG Shengdong, aged 56, is a senior accountant and a Supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the Finance Management Department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the Finance Management Department of Yankuang Group in 1999. He also became the deputy chief accountant of Yankuang Group and a Supervisor of the Company in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

ZHEN Ailan, aged 49, is a senior accountant, a senior auditor and a Supervisor of the Company and the head of the Audit Department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the Audit Division of Yankuang Group in 2002 and was appointed as the deputy director of the Audit Department of Yankuang Group in 2005. In 2012, Ms. Zhen became the head of the Audit Department of Yankuang Group. In 2008, Ms. Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 55, a professor-level senior administrative officer and an employee supervisor and the secretary of the Disciplinary Inspection Committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the Disciplinary Inspection Committee and the director of the Division of Inspection of the Company from 2002 to 2006. He was appointed as the secretary of the Disciplinary Inspection Committee of the Company in 2006. In 2008, Mr. Wei became an employee supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 54, a professor-level senior administrative officer with a master’s degree, is an employee supervisor of the Company and the deputy secretary of the Party Committee and the secretary of the Disciplinary Inspection Committee of Jining II Coal Mine. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mines Labor Union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu became the deputy secretary of the Party Committee and the secretary of the Disciplinary Inspection Committee of Jining II Coal Mine in 2011. Mr. Xu graduated from the Party School of Shandong Provincial Communist Committee.

Chapter 07 Directors, Supervisors, Senior Management and Employees

Senior Management

HE Ye, aged 55, a researcher in engineering technology application and a doctor of engineering, is a deputy general manager of the Company. Mr. He joined the Company’s predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. Mr. He graduated from China University of Mining and Technology.

LAI Cunliang, aged 52, a researcher in engineering technology application with a doctor’s degree of engineering and an EMBA degree, is a deputy general manager of the Company. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine in 2000. Mr. Lai became a deputy general manager of the Company in 2005. He graduated from Nankai University and Coal Science Research Institute.

TIAN Fengze, aged 56, a senior economist with a master degree, is a deputy general manager of the Company. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine of Yankuang Group in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from the Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, aged 50, a researcher in engineering technology application with an EMBA degree and master of mining engineering, is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

LIU Chun, aged 51, a researcher in engineering technology application and an EMBA degree, is a deputy general manager of the Company. Mr. Liu joined the Company’s predecessor in 1983 and became the head of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu became a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

NI Xinghua, aged 56, a researcher in engineering technology application with a master’s degree, is the chief engineer of the Company. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni graduated from Tianjin University.

Directors, Supervisors, Senior Management and Employees Chapter 07

(II)	Term of office of Directors, Supervisors and senior management in Yankuang Group

Name	Unit	Title	Employment
Li Weimin	Yankuang Group	Director, general manager, deputy secretary of the party committee	Since 15 December 2010

Wang Xin	Yankuang Group	Chairman of the board, party committee secretary	Since 15 December 2010

Zhang Yingmin	Yankuang Group	Director	Since 16 December 2004

Shi Xuerang	Yankuang Group	Deputy general manager	Since 16 October 2003

Song Guo	Yankuang Group	Deputy secretary of the party committee	Since 16 December 2004

Zhou Shoucheng	Yankuang Group	Chairman of the labor union, Secretary of the disciplinary inspection committee	Since 26 May 2002 Since 13 December 2007

Zhang Shengdong	Yankuang Group	Assistant to the general manager	Since 30 October 2008
		Deputy chief accountant	Since 9 June 2002
		Head of the finance management department	Since 28 January 1999

Zhen Ailan	Yankuang Group	Head of audit department	Since 2 December 2012

Chapter 07 Directors, Supervisors, Senior Management and Employees

(III)	Term of office of Directors, Supervisors and senior management in other entities in addition to Yankuang Group

Name	Unit	Title	Employment
Li Weimin	Yancoal Australia Limited	Chairman of the board	Since 26 June 2012
	Yancoal International (Holding) Co., Ltd	Chairman of the board	Since 1 September 2011

Zhang Yingmin	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14 May 2004
	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011

Wu Yuxiang	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14 May 2004
	Yancoal Australia Limited	Director	Since 13 August 2005
	Yanzhou Coal Shanxi Neng Hua Company Limited	Director	Since 15 June 2007
	Huadian Zouxian Power Generation Company Limited	Chairman of the supervisory committee	Since 14 August 2007
	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011

Zhang Baocai	Yanzhou Coal Yulin Neng Hua Co., Ltd	Director	Since 23 July 2008
	Inner Mongolia Haosheng Coal Mining Limited	Director	Since 17 November 2010
	Shaanxi Future Energy Chemical Co., Ltd	Chairman of the supervisory committee	Since 22 January 2011
	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011
	Yancoal Australia Limited	Director	Since 26 June 2012

Wang Xianzheng	Beijing Haohua Energy Resource Company Limited	Independent director	Since 10 July 2009

Wang Xiaojun	Zijin Mining Group Company Ltd.	Independent director	Since 10 November 2009
	Norinco International Cooperation Company Ltd	Independent director	Since 21 May 2008

Song Guo	Jinan Yangguang Yibai Estate Development Co., Ltd	Chairman of the supervisory committee	Since 30 August 2005

Zhang Shengdong	Yanzhou Coal Shanxi Neng Hua Company Limited	Chairman of the supervisory committee	Since 15 June 2007
	Yankuang Group Finance Co., Ltd	Chairman of the board	Since 20 July 2011
	Shaanxi Future Energy Chemical Co., Ltd	Director	Since 22 January 2011

Directors, Supervisors, Senior Management and Employees Chapter 07

Name	Unit	Title	Employment
Zhen Ailan	Beijing Silver Letter Guanghua Real Estate Development Co., Ltd	Supervisor	Since 30 August 2005
	Jinan Yangguang Yibai Estate Development Co., Ltd	Supervisor	Since 30 August 2005
	Yankuang Group Finance Co., Ltd	Chairman of the Board of Supervisors	Since 18 April 2010
	Yankuang Group Donghua Co., Ltd	Chairman of the supervisory committee	Since 1 September 2011
	Yankuang Aluminum International Trade Co., Ltd	Head of the supervisory committee	Since 3 February 2010

Wei Huanmin	Yanzhou Coal Yulin Neng Hua Co., Ltd	Chairman of the supervisory committee	Since 23 July 2008
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Chairman of the supervisory committee	Since 19 December 2009
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the supervisory committee	Since 28 October 2009

He Ye	Yanzhou Coal Yulin Neng Hua Co., Ltd	Chairman of the board, general manager	Since 28 December 2012 Since 23 July 2008

	Yankuang Xinjiang Neng Hua Co., Ltd	Chairman of the board	Since 28 December 2012

Lai Cunliang	Yancoal Australia Limited	Vice chairman, chairman of executive committee	Since 26 June 2012
	Yancoal International (Holding) Co., Ltd	Director	Since 1 September 2011

Shi Chengzhong	Guizhou Panjiang Coal Power Company Limited	Director	Since 4 November 2003
	Yanzhou Coal Shanxi Neng Hua Co., Ltd	Chairman of the board	Since 14 November 2011
	Shaanxi Future Energy Chemical Co., Ltd	Director	Since 22 January 2011

Liu Chun	Huadian Zouxian Power Generation Company Limited	Vice chairman of the board	Since 5 May 2011
	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd	Chairman of the board	Sine 17 January 2013
	Shandong Coal Trading Centre Co., Ltd	Director	Since 21 August 2012

Ni Xinghua	Shaanxi Future Energy Chemical Co., Ltd	Director	Since 22 January 2011
	Yancoal Australia Limited	Director	Since 26 June 2012

Chapter 07 Directors, Supervisors, Senior Management and Employees

III.	REMUNERATION POLICY AND ANNUAL REMUNERATION FOR DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the remuneration committee under the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salaries for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salaries are cashed after the audit assessment is carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and performance remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Performance salaries are linked to the Company’s overall economic efficiency and personal performances.

During the reporting period, the aggregate wages and bonuses paid for Directors, Supervisors and senior management of the Company were RMB7.4123 million (tax inclusive), with details listed below:

Name	Title	Total salary payable for the reporting period tax inclusive (RMB’000)	Total salary receivable by the end of the reporting period tax inclusive (RMB’000)	Salary received from the Controlling Shareholder
Li Weimin	Chairman of the Board	899.55	899.55	Yes
Wang Xin	Vice Chairman of the Board	899.95	899.95	Yes
Zhang Yingmin	Director, General Manager	727.59	727.59	No
Shi Xuerang	Director	729.48	729.48	Yes
Wu Yuxiang	Director, CFO	505.16	505.16	No
Zhang Baocai	Director, Deputy General Manager, Secretary to the Board	517.16	517.16	No
Dong Yunqing	Employee Director	520.16	520.16	No
Wang Xianzheng	Independent Director	130.08	130.08	No
Cheng Faguang	Independent Director	130.08	130.08	No
Wang Xiaojun	Independent Director	130.08	130.08	No
Xue Youzhi	Independent Director	130.08	130.08	No
Song Guo	Chairman of the Supervisory Committee	721.91	721.91	Yes

Directors, Supervisors, Senior Management and Employees Chapter 07

Name	Title	Total salary payable for the reporting period tax inclusive (RMB’000)	Total salary receivable by the end of the reporting period tax inclusive (RMB’000)	Salary received from the Controlling Shareholder
Zhou Shoucheng	Vice Chairman of the Supervisory Committee	725.70	725.70	Yes
Zhang Shengdong	Supervisor	378.63	378.63	Yes
Zhen Ailan	Supervisor	255.29	255.29	Yes
Wei Huanmin	Employee Supervisor	516.16	516.16	No
Xu Bentai	Employee Supervisor	506.35	506.35	No
He Ye	Deputy General Manager	720.29	720.29	No
Lai Cunliang	Deputy General Manager	690.18	690.18	No
Tian Fengze	Deputy General Manager	529.13	529.13	No
Shi Chengzhong	Deputy General Manager	542.53	542.53	No
Liu Chun	Deputy General Manager	564.19	564.19	No
Ni Xinghua	Chief Engineer	553.08	553.08	No

IV.	APPOINTMENT, RESIGNATION OR ELECTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I)	During the reporting period, there was no appointment, resignation or election of Directors, Supervisors and senior management.

Chapter 07 Directors, Supervisors, Senior Management and Employees

(II)	Changes in titles of Directors, Supervisors and senior management in the subsidiaries of the Company during the reporting period

(Prepared under the regulatory rules of Hong Kong)

Title in the Company	Name	Before change	After change	Change Date
Chairman of the Board	Li Weimin	Vice chairman of the board of Yancoal Australia Limited	Chairman of the board of Yancoal Australia Limited	Since 26 June 2012
		Vice chairman of the board of Yanmei Heze Neng Hua Co., Ltd	—	Since 28 December 2012
		Chairman of the board of Yanzhou Coal Yulin Neng Hua Co., Ltd	—
		Chairman of the board of Yanzhou Coal Ordos Neng Hua Co., Ltd	—

Vice Chairman of the Board	Wang Xin	Chairman of the board of Yancoal Australia Limited	—	Since 26 June 2012

Director, Deputy General Manager and Secretary to the board of directors	Zhang Baocai	—	Director of Yancoal Australia Limited	Since 26 June 2012

Deputy General Manager	He Ye	Director and general manager of Yanzhou Coal Yulin Neng Hua Co., Ltd	Chairman of the board and general manager of Yanzhou Coal Yulin Neng Hua Co., Ltd	Since 28 December 2012
		Chairman of the board of Inner Mongolia Haosheng Coal Mining Co., Ltd	—

Directors, Supervisors, Senior Management and Employees Chapter 07

Title in the Company	Name	Before change	After change	Change Date
Deputy General Manager	Lai Cunliang	Executive director of Yancoal Australia Limited	Vice chairman of the board and chairman of executive committee of Yancoal Australia Limited	Since 26 June 2012
Deputy General Manager	Liu Chun	—	Director of Shandong Coal Trading Centre Co., Ltd	Since 21 August 2012
			Chairman of the board of Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd	Since 17 January 2013
Chief engineer	Ni Xinghua	—	Director of Yancoal Australia Limited	Since 26 June 2012

V.	SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

VI.	INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its Controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December 2012.

VII.	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENTS’ INTERESTS IN COMPETING BUSINESSES

As at 31 December 2012, none of the Directors, Supervisors or senior management has interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Company.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management of the Company.

Chapter 07 Directors, Supervisors, Senior Management and Employees

VIII.EMPLOYEES

As at 31 December 2012, the Group had a total number of 69,381 employees.

Pie chart of specialty composition

Pie chart of education level

For the details of remuneration policy, please refer to the section headed “III. Remuneration Policy and Annual Remuneration for Directors, Supervisors and Senior Management” in this chapter.

Directors, Supervisors, Senior Management and Employees Chapter 07

Training program

The Group attaches importance to the training on employees’ skills and professional quality. By expanding educational training channels and making full use of various training institutions and training methods, the Group focused on the training of professional skills and improved the training of pre-employment, safety technology and high technique talent. The total man-time in training for the year 2012 was 99,991 amounted to 125.8% of the annual training program target.

Pursuant to the “Provision of Labor and Services Agreement” signed between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as housing allowance, subsidies and other benefits) of the resigned and retired staff to Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 21,067.

The total wages and allowances of the staff of the Group for the year 2012 amounted to RMB6.883 billion.

Chapter 08 Corporate Governance

I.	CORPORATE GOVERNANCE

(In accordance with PRC regulatory requirements)

Since the listing of the Company, in accordance with PRC corporate Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are traded the Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

(I)	Corporate Governance

The Company has paid close attention to the standardization and legislation of the securities market and actively improved its corporate governance based on its own situation during the reporting period:

1.	As approved at the seventh meeting of the fifth session of the Board held on 5 March 2012, the Company amended the terms of references for the Audit Committee, the Remuneration Committee, and the Nomination Committee of the Board in accordance with the corporate governance requirements of the Hong Kong Listing Rules, so as to refine the responsibility of committees of the Board. The revised terms of references of each committee of the Board can be found on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

2.	As approved at the 2012 second extraordinary general meeting held on 23 April 2012, the Company amended the Articles and the Rules of Procedures for the Board, so as to refine the responsibility of the Board in relation to corporate governance and relevant provisions of guarantees by the Company. For more details, please refer to the notice of 2012 second extraordinary general meeting of the Company dated 7 March 2012 and the announcement in relation to the resolutions passed at the 2012 second extraordinary general meeting of the Company dated 23 April 2012. Such disclosed information was posted on the Shanghai Stock Exchange’ website, Hong Kong Stock Exchange’ website, the Company’s website, and/or China Securities and Shanghai Securities News in China.

3.	As approved at the tenth meeting of the fifth session of the Board held on 24 August 2012, the Company decided to amend the Articles. According to the regulatory requirements and actual situation of the Company, the Company further improved the decision making process and mechanism related to the profit distribution, the procedures for duty performance of independent Directors, the measures to be adopted for receiving opinions from minority Shareholders and protecting their legal interests, and the procedures for approving the mutual provision of loans among overseas subsidiaries in the Articles. The amendments to the Articles are subject to approval procedures by the general meeting of the Company and relevant government authorities.

Corporate Governance Chapter 08

(II)	Shareholders’ General Meeting

During the reporting period, the information of the Shareholders’ general meetings is as follows:

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals	Resolutions
1	The 2012 fist extraordinary general meeting	8 February 2012	9 February 2012	The proposal regarding the public issue of corporate bonds	The resolution was passed.

2	The 2012 second extraordinary general meeting	23 April 2012	24 April 2012	1. The proposal regarding the issue of USD bonds in the overseas market; 2. The proposal regarding the amendments to the Articles and amendments to the Rules of Procedure for the Board.	All the resolutions were passed.

3	The 2011 annual general meeting	22 June 2012	26 June 2012

1.      The proposal regarding the review and approval of the working report of the Board for the year ended 31 December 2011;

2.      The proposal regarding the review and approval of the working report of the supervisory committee of the Company for the year ended 31 December 2011;

3.      The proposal regarding the review and approval of the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2011;

4.      The proposal regarding the review and approval of the profit distribution plan of the Company for the year ended 31 December 2011;

5.      The proposal regarding the remuneration of the directors and supervisors of the Company for the year ended 31 December 2012;

6.      The proposal regarding the renewal of the liability insurance of directors, supervisors and senior officers of the Company;

7.      The proposal regarding the reappointment and remuneration of external auditing firm for the year 2012;

8       The proposal regarding the items and the annual caps of continuing connected transactions from 2012 to 2014;

9.      The proposal regarding the alteration of the financing method of approved financing activities;

Except the resolution under clause 8.6 (in respect to the financial services arrangement between the Company and connected party), all other resolutions were passed.

Chapter 08 Corporate Governance

No.	Session and Number of Meeting	Date of Meeting	Disclosure Date	Name of Proposals	Resolutions

10.    The proposal regarding the extension of the term for the USD3 billion loan of Yancoal Australia Limited.

11     The proposal regarding provision of guarantee for the business in Australia.

12.    The proposal regarding the grant of general mandate to the Board to issue additional H Shares.

13.    The proposal regarding the grant of the general mandate to the Board to repurchase H Shares.

4	The 2012 first class meeting of the holders of A shares	22 June 2012	26 June 2012	The Proposal regarding the grant of the general mandate to the Board to repurchase H Shares	The resolution was passed.

5	The 2012 first class meeting of the holders of H shares	22 June 2012	26 June 2012	The Proposal regarding the grant of the general mandate to the Board to repurchase H Shares	The resolution was passed.

Note:	The above announcements regarding the resolutions passed at the Shareholders’ general meetings during the reporting period were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or on China Securities Journal and Shanghai Securities News.

(III)	Work Policy and Performance of Independent Directors

The policy of independent Directors of the Company was introduced and set up in 1997. At the twentieth meeting of the second session of the Board held on 25 April 2005, the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly includes the duties and powers of independent Directors, the work policy of independent Directors with regard to the preparation of annual reports, the working conditions and cooperation of independent Directors, the protection of the right to information, risks in relation to independent Directors’ duties and protection against such risks etc.. The Company has continuously amended and improved the duties of independent Directors according to the relevant listing rules.

The members of the fifth session of the Board include four independent Directors, namely Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi. During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listed Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors of Yanzhou Coal Mining Company Limited. The independent Directors actively participated in the establishment of special committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in regulating the operation of the Company by protecting the legitimate interests of the minority Shareholders.

Corporate Governance Chapter 08

For the details of the attendance at Board meetings and general meetings by independent Directors during the reporting period, please refer to the section headed “(IV) Board Meetings and Director’s Training” under the paragraph headed “II. Report of Corporation Governance” in this chapter.

During the reporting period, the independent Directors have expressed a concurring opinion on the 2012 remuneration policies of the Company’s Directors, Supervisors and senior management. They also issued a special opinion in relation to the provision of the external guarantees for the year 2011 and the first half of 2012. Independent opinions were expressed in relation to the changes in accounting estimates, the execution of ordinary connected transactions for the year 2011, amendments to the continuing connected transactions from 2012 to 2014 of the Company and the acquisition of the entire assets of Beisu Coal Mine and Yangcun Coal Mine owned by Yankuang Group. They had no objections to any proposal put forward by the Board or other matters.

(IV)	Performance of the Special Committees of the Board

For the details of the performance of the special committees under the Board, please refer to the section headed “(VII) Committees under the Board” under the section headed “II. Report of Corporation Governance” in this chapter.

(V)	Performance of the Supervisory Committee

During the reporting period, all Supervisors complied with Rules of Procedure for the Supervisory Committee to fulfill their supervising responsibilities, protect the interests of the Company and all Shareholders, adhere to the principles of prudence and trustworthiness and actively carry out their duties with care and diligence pursuant to the PRC Company Law and the Articles.

The Supervisory Committee of the Company had no objections to the supervisory items during the reporting period.

(VI)	“Five Separations” and Horizontal Competition

The business, human resources, assets, organization and finance etc. between the Company and the Controlling Shareholder are completely separated and both have independent and complete business and operations and are capable of conducting their business independently.

No horizontal competition was found between the Company and the Controlling Shareholder.

(VII)	The Implementation of Insider Management System during the Reporting Period

During the reporting period, the Company strictly enforced the relevant provisions of the insider management system in the Rules for Disclosure of Information of Yanzhou Coal Mining Company Limited and the Registration and Management Rules of Insiders of Yanzhou Coal Mining Company Limited. No insiders traded the shares of the Company by using significant price-sensitive information before such information was disclosed to the public.

Chapter 08 Corporate Governance

(VIII)	Appraisal and Motivation Mechanism for Senior Management and the relevant Award System during the Reporting Period

The Company has adopted a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company since 2003. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company would pay the remuneration to the senior management for the year 2012.

(IX)	The Performance Report of the Corporate Social Responsibility

The performance report of the Corporate Social Responsibility was posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website and the Company’s website.

II.	REPORT OF CORPORATE GOVERNANCE

(Prepared in accordance with the Hong Kong listing rules)

(I)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated and stable corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the Work Policy of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2012 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (for the period from 1 January 2012 to 31 March 2012) and Corporate Governance Code (for the period from 1 April 2012 to the date of this annual report) (“the Code”) contained in the Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are stricter than the Code.

Corporate Governance Chapter 08

The following are the major aspects of the corporate governance practice adopted by the Group, which are stricter than the Code:

•

To actively carry forward the development of the special committees of the Board. Besides the requirement to establish the audit committee of the Board (the “Audit Committee”), the remuneration committee of the Board (the “Remuneration Committee”) and the nomination committee of the Board (the “Nomination Committee”) as set out in the Code, the Company also established the strategy and development committee of the Board (the “Strategy and Development Committee”). All committees were entrusted with detailed responsibilities.

•

The provisions set out in the Code for Securities Transactions of the Management and the Code of Conduct and Professional Ethics of the Senior Employee, are stricter than those of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”);

•

The standards of the internal control system established in accordance with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, General Rules on Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and the provisions under the Code are more detailed than those of the Code;

•	The Company has published the evaluation conclusions of the Board and auditors in relation to the effectiveness of internal control of the Company for the year 2012;

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

(II)	Securities Transactions of Directors and Supervisors

Having made enquiries with all Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code and the Code for Securities Transactions of the Management of the Company during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and supervisory requirements are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is stricter than the Model Code.

Chapter 08 Corporate Governance

(III)	Board of Directors

As at the date of this annual report, the Board comprises eleven Directors including four independent non-executive Directors. The names, appointments and resignations of the Directors are described in the section headed “I. Basic Information of Directors, Supervisors and Senior Management” under the chapter headed “Chapter 7 Directors, Supervisors, Senior Management and Employees” in this annual report.

The duties of the Board and the management have been documented in detail in the Articles.

The Board is mainly responsible for making strategic decisions of the Company and the supervision of operations of the Company and its management. The Board primarily has the powers to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, to execute the duty of corporate governance and to confirm the management organization and the basic management system of the Company, etc.

The management of the Company is mainly responsible for the operation and management of the production of the Company and shall exercise the following functions and powers: to be in charge of the operation and management of the Company’s production; to organize the implementation of the resolutions of the Board; to organize the implementation of the Company’s annual business plan and investment proposal; to propose plans for the Company’s internal management organization; to propose the Company’s basic management system; to propose a package of staff’s salary, benefits, awards and penalty, as well as to decide the appointment and dismissal of the staff of the Company, etc.

The Company has received from each of the independent non-executive Directors an annual confirmation concerning his independence pursuant to the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

Since 2008, the Company has purchased liability insurance for the directors, supervisors and senior officers of the Company and its subsidiaries every year.

Corporate Governance Chapter 08

(IV)	Board Meetings and Director’s Training

According to the Articles and the Rules of Procedures for the Board, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or for an extraordinary Board meeting, 3 days before the meeting date; the agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Minutes of Board meeting are made to record in details the matters considered and the decisions formed by each Director. Draft and final versions of minutes of Board meetings will be sent to all Directors for their comments and records respectively, in both cases within a reasonable time after the Board meeting is held. The Directors may give comments on the draft minutes of the meeting and shall keep the final version of the board minutes. Each Director is entitled to inspect the minutes of Board meetings kept by the Company at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company. Any Director is entitled to inspect the files and relevant documents of the Board.

The Company has set up a unit under the Board, through which all Directors are able to access the services of the Secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers and approves connected transactions, any connected Director shall abstain from voting on such transactions.

For the year ended 31 December 2012, five Board meetings were held. The attendance at Board meetings and general meetings by the Directors are as follows:

Name	Attendance rate at the Board meeting	Attendance rate at the general meeting
Li Weimin	100%	100%
Wan Xin	100%	80%
Zhang Yingmin	100%	100%
Shi Xuerang	100%	100%
Wu Yuxiang	100%	100%
Zhang Baocai	100%	100%
Dong Yunqing	100%	100%
Wang Xianzheng	100%	20%
Cheng Faguang	100%	60%
Wang Xiaojun	100%	100%
Xue Youzhi	100%	60%

Note:	In accordance with the Guide on the Articles of Association of Listed Company issued by the CSRC and the Articles, the Directors may attend the meeting, give opinions on matters to be discussed and vote for the resolutions at the meeting by means of electronic communications.

Chapter 08 Corporate Governance

All the Directors were able to participate in the continuing professional development and update their knowledge and skills to make greater contributions to the Board. The training of Directors during the reporting period is as follows:

Name	Training
Wang Xin Shi Xuerang Wu Yuxiang Zhang Baocai	From 6 November 2012 to 8 November 2012, they attended training in respect of regulatory requirements for listed company, the knowledge of internal control of listed company and the latest judicial explanation for criminal cases of insider transactions, etc. which was organized by Shandong Securities Regulatory Bureau (the “Shandong Bureau”) of CSRC and Shandong Listed Company Association.

Zhang Yingmin Dong Yunqing	From 19 August 2012 to 21 August 2012, they attended training in respect of the analysis of macro-economic situation, preparation rules and regulatory requirements for 2012 Annual Report of listed company, relevant laws and information disclosure on refinancing, internal control and investor relationship management, etc. which was organized by Shandong Bureau of CSRC and Shandong Listed Company Association

Li Weimin Wang Xianzheng Cheng Faguang Wang Xiaojun Xue Youzhi	On 4 January 2012, they attended special training in respect of changes to corporate governance rules under Hong Kong Listing Rules which was organized by Baker & McKenzie; On 4 December 2012, they attended special training in respect of the new legislation of inside information disclosure obligation jointly issued by Securities and Futures Commission and Hong Kong Stock Exchange which was organized by Hong Kong Institute of Chartered Company Secretaries, Hong Kong Institute of Directors and Latham & Watkins.

(V)	Chairman and Chief Executive Officer

Mr. Li Weimin serves as the Chairman of the Company, and Mr. Zhang Yingmin is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are documented in the Articles.

The duties of the Chairman of the Board include, but are not limited to, (1) to ensure the efficient operation of the Board; (2) to check on the implementation of resolutions passed by the Board; (3) to formulate and continuously improve the corporate governance rules and procedures; (4) to convene and preside over meetings of the Board and ensure that all Directors are properly informed of the current issues and timely acquire complete, accurate and sufficient information at the Board meetings and have enough opportunities to speak and express different opinions; (5) to ensure the constructive relationship and efficient communications between the Company and investors, executive directors and non-executive directors.

Corporate Governance Chapter 08

(VI)	Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be re-elected consecutively after expiry of the term. However, the term of re-election of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Director’s include, but are not limited to, the following:

•

to participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

•	to play a leading and guiding role in the event of potential conflicts of interest;

•	to accept appointments as members of the Audit Committee, Remuneration Committee, Nomination Committee and Strategy and Development Committee;

•	to scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

(VII)	Committees under the Board

As approved at the first meeting of the fifth session of the Board held on 20 May 2011, the Company set up the Audit Committee, the Remuneration Committee, the Nomination Committee and the Strategy and Development Committee of the fifth session of the Board. All of the special committees under the Board formulate the terms of reference which set out the role, composition and responsibilities of each committee. During the reporting period, every committee performed its duties in compliance with the terms of reference strictly.

As there is no special corporate governance committee, the Board is responsible for matters in relation to corporate governance, including (1) to develop and review the Company’s policies and practices on corporate governance; (2) to review and monitor the training and continuous professional development of directors and senior management; (3) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (4) to formulate, review and monitor the code of conduct and compliance manual applicable to employees and Directors; and (5) to review the Company’s compliance with the corporate governance code of the stock exchange on which the Company’s securities are listed and disclosure in the corporate governance report.

Audit Committee of the Board

The Audit Committee comprises four independent Directors, namely Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Youzhi and one employee Director Mr. Dong Yunqing. Mr. Cheng Faguang serves as the Chairman of the Audit Committee.

Chapter 08 Corporate Governance

The Audit Committee’s main responsibilities include recommending the appointment or replacement of external auditor, reviewing the accounting policy, financial information disclosure and financial reporting procedures, reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Terms of Reference of the Audit Committee and conducted various tasks in a strict and regulated manner. The Audit Committee already reviewed the interim results of the Company for the first half of 2012 and the final results of the Company for the year 2012, and also examined the operation of the internal control system of the Company for year 2012.

During the reporting period, the Audit Committee held four meetings. Details are as follows:

Date	Main topics	Member	Attendance
21 March 2012	1. Reviewed the annual results of the	Cheng Faguang	✓
	Company for the year 2011;	Wang Xianzheng	✓
	2. Discussed the re-appointment of the	Wang Xiaojun	✓
	auditors and their remuneration for the	Xue Youzhi	✓
	year 2012;	Dong Yunqing	✓
3. Debriefed the auditors’ report on
financial report and the work progress of
the internal control system.

24 August 2012	The auditors reported to and discussed with	Cheng Faguang	✓
	the Audit Committee on the problems in the	Wang Xianzheng	✓
	interim financial auditing of 2012 and the	Wang Xiaojun	✓
	auditing of internal control.	Xue Youzhi	✓
		Dong Yunqing	✓

8 January 2013 (a.m.)	1. The auditors reported to and discussed	Cheng Faguang	✓
	with the Audit Committee on the	Wang Xianzheng	✓
	problems in the annual financial	Wang Xiaojun	✓
	auditing of 2012 and its internal control	Xue Youzhi	✓
	assessment;	Dong Yunqing	✓
2. Discussed with the auditors who are
responsible for the annual audit and
confirmed the timeline for the annual
audit of the Company’s 2012 financial
report and urged the auditors to
submit the 2012 audit report within the
scheduled time.

8 January 2013 (p.m.)	The management of the Company reported to	Cheng Faguang	✓
	the Audit Committee regarding:	Wang Xianzheng	✓
	1. the production and operation status of	Wang Xiaojun	✓
	the Company and progress of significant	Xue Youzhi	✓
	events for the year 2012;	Dong Yunqing	✓
2. the Company’s financial policy, internal
control development, internal audit and
anti-fraud practices etc.

Corporate Governance Chapter 08

In January 2013, the Audit Committee discussed with the auditors who are responsible for the annual audit and confirmed the timeline for the annual audit of the Company’s 2012 financial report. On 13 March 2013, the Audit Committee urged the auditors to submit the audit report within the scheduled time and also requested in writing the audit department of the Board to supervise the auditors’ work.

The Audit Committee timely reviewed the financial report prepared by the Group before the auditors conducted the annual audit and after the auditors provided their preliminary opinions, and formulated the written observation that the financial report truly and fully reflected the overall conditions of the Group.

At the meeting held by the Audit Committee on 21 March 2013, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2012 as well as the re-appointment of the auditors for the year 2013. The Audit Committee considered that the auditors have made objective and fair auditing opinions in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of the payment of their remuneration are in accordance with the law. The Audit Committee proposes the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton as the domestic and international auditors of the Company for the year 2013, respectively.

Remuneration Committee of the Board

The Remuneration Committee is comprised of three members: two independent Directors, namely Mr. Xue Youzhi, Mr. Wang Xiaojun, and one employee Director, namely Mr. Dong Yunqing. Mr. Xue Youzhi serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board the remuneration plans for the Directors, Supervisors and senior management.

1.	The Assessment and Payment of the Remuneration of the Directors, Supervisors and Senior Management for 2011

Pursuant to the Proposal in respect of the Remuneration of the Directors, Supervisors and Senior Management for 2011 discussed and passed at the twentieth meeting of the fourth session of the Board held on 25 March 2011 and with reference to the completion status of the Company’s operating targets for 2011, the remuneration of the Directors, Supervisors and senior management for 2011 were reviewed and paid in accordance with the relevant procedures.

Chapter 08 Corporate Governance

2.	The Review of the Performance of the Directors, Supervisors and Senior Management in 2012

In accordance with related domestic and international supervisory regulations, as well as the internal control system and the Terms of Reference of the Remuneration Committee, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management disclosed by the Company for the year 2012.

Pursuant to the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management of the Company, and having considered the key financial indicators and the completion status of the operating objectives for the year 2012, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion status of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee believed that:

The Company determined the remuneration standards for the Directors, Supervisors and senior management of the Company for the year in accordance with the unified remuneration management system. The remuneration management system and the assessment and reward measures of the Company are in the interest of the employees of the Company and consistent with the principles of more pay for more work and the linkage with performance.

3.	The Review of the Company’s Remuneration Disclosure

The Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management as disclosed in this annual report and found the disclosure is consistent with the actual payments made. The disclosure of the remuneration of the Directors, Supervisors and senior management complied with the remuneration management system and was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

Corporate Governance Chapter 08

Nomination Committee of the Board

The Nomination Committee is comprised of two independent directors, namely Mr. Wang Xiaojun and Mr. Cheng Faguang, and the Chairman Mr. Li Weimin. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee.

The main duties of the Nomination Committee include: (1) to recommend to the Board on the structure, the number of Directors and the composition of the Board according to the operation, asset scale and share structure of the Company; (2) to study and formulate the selection criteria and procedures for Directors and senior management, and make relevant recommendations; (3) to extensively identify eligible candidates for the positions of Directors and senior management of the Company, and make relevant recommendations to the Board; (4) to review the candidates for Directors and senior management, and to recommend to the Board on the proposed appointments and the succession planning of Directors and senior management and other relevant matters; (5) to assess the independence of independent non-executive directors.

The Nomination Committee held the second meeting of the fifth session of the Board on 18 December 2012. Mr. Wang Xiaojun convened the meeting, and Mr. Li Weimin and Mr. Cheng Faguang attended the meeting. The Nomination Committee reviewed the structure, size and composition of the Board, and made independence assessment of independent non-executive Directors. The Nomination Committee considered that the structure, size and composition (including skills, knowledge and experience) of the fifth session of the Board was suitable and consistent with the Company’s development strategies and the Company’s operation, asset scale and shareholding structure; the independence of independent non-executive Directors was in compliance with the regulatory requirements.

Strategy and Development Committee

The members of the Strategy and Development Committee are Chairman of the Board, Mr. Li Weimin, Directors Mr. Wang Xin and Mr. Zhang Baocai and independent Director Mr. Xue Youzhi. Mr. Li Weimin serves as the chairman of the Strategy and Development Committee.

The main duties of the Strategy and Development Committee include: (1) to research and propose on the long-term development strategy and significant investment decisions of the Company; (2) to research and propose on the annual strategic development plan and operational plan of the Company; (3) to supervise the implementation of the Company’s strategic plan and operational plan; (4) to research and propose on other significant issues affecting the development of the Company.

Chapter 08 Corporate Governance

(VIII)	Auditors’ Remuneration

The details are set out in the section headed “Chapter 5 Significant Events” in this annual report.

(IX)	Company Secretary

At the first meeting of the fifth session of the Board, Mr. Zhang Baocai was appointed as company secretary. As an associate member of the Hong Kong Institute of Company Secretaries and with his academic and professional qualification background and relevant working experience, Mr. Zhang performed his duties well as company secretary. Every year, Mr. Zhang insists in attending relevant professional trainings to continuously improve his work experiences. Furthermore, as Director and the deputy general manager of the Company, Mr. Zhang is familiar with the daily operations of the Company which ensures his communication with Directors and the senior management and assist the Board to strengthen the development of corporate governance mechanism.

During the reporting period, Mr. Zhang has participated in over 15 hours of training organized by the CSRC, the Hong Kong Stock Exchange, the Shanghai Stock Exchange and Hong Kong Institute of Company Secretaries etc.

The authorities and responsibilities of the company secretary are set out in detail in the Articles.

The Strategy and Development Committee meeting held on 16 December 2012 discussed and reviewed 2012 estimated result of the plan for production and operation and 2013 proposed plan for production and operation, and formed the following resolutions:

1.	reviewed and approved the report regarding 2012 Estimated Result of the Plan for Production and Operation of Yanzhou Coal Mining Company Limited and submitted it to the Board for review;

2.	reviewed and approved the report regarding 2013 Proposed Plan for Production and Operation of Yanzhou Coal Mining Company Limited and submitted it to the Board for review.

(X)	Shareholders’ Right

The procedures for Shareholders’ proposal to convene a general meeting of Shareholders, enquires to the Board and submission of proposals at Shareholders’ meetings have been set out in detail in the Articles as follows:

The qualified Shareholders can propose to convene an extraordinary general meeting by the following ways: (1) Shareholders are entitled to propose to the Board to convene an extraordinary general meeting in writing and state the motions of the meeting. Within the prescribed period, the Board shall provide its written decision to the Shareholders. (2) If the Board decides against convening the proposed extraordinary general meeting, the Shareholders are entitled to propose to convene the extraordinary general meeting to the supervisory committee in writing. (3) If the Supervisory Committee fails to issue a notice of general meeting within the prescribed period, the Supervisory Committee shall be deemed that it will not convene or hold the meeting. Shareholders may convene and hold the extraordinary general meeting on their own. All reasonable expenses incurred for such extraordinary general meeting convened by Shareholders as a result of the failure of the Board and the supervisory committee to convene an extraordinary general meeting as required by the above request(s) shall be borne by the Company. The Board and the secretary of the Company should cooperate in organizing and convening the Shareholders’ extraordinary general meeting and the relevant matters.

Corporate Governance Chapter 08

After submitting relevant proof of identities, the Shareholders are entitled to enquire the Board for the inspection of the register of Shareholders, personal information of Directors, Supervisors and senior management, minutes of Shareholders’ general meetings, resolutions of the meetings of the Board, resolutions of the meetings of the supervisory committee, financial and accounting reports and the copies of the Company’s debentures.

The qualified Shareholder(s) may propose special resolutions in writing to the convenor 20 days before the Shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the proposal to announce the content of the proposal. All Directors, Supervisors and senior management should attend the meeting. Except where trade secrets of the Company are involved, the Board, the Supervisors and the senior management should make an explanation or statement regarding the Shareholders’ queries and suggestions.

(XI)	Investor Relations

1.	Continuously optimizing the Rules for the Management of Relationships with Investors

Pursuant to the laws and supervisory regulations of both the domestic and overseas places where the Company’s shares are traded and based on day-to-day business practices, the Company has developed and perfected the Rules for the Management of Relationships with Investors and the Rules for Disclosure of Information to regulate the management of investor relations.

The details of the amendments to the Articles are set out in the section headed “I. Corporate Governance” under this Chapter.

2.	Actively communicating with the investors

The Company always sincerely welcomes investors for site investigation, or makes telephone communication with investors.

The Company holds at least two international and domestic road-shows every year. Through face-to-face meetings, the Company reports to investors on its business operations, while collecting opinions and suggestions in relation to the Company from the investors and the capital market.

The Company emphasizes greatly communications with Shareholders through Shareholders’ general meetings, and encourages the minority Shareholders to participate in Shareholders’ general meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors, Supervisors and Senior Management should attend the Shareholders’ general meeting. At the Shareholders’ meeting, each proposal is proposed separately and all the proposals are voted by poll.

Chapter 08 Corporate Governance

(XII)	Information Disclosure

The Company emphasizes the truthfulness, timeliness, fairness, accuracy and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a truthful and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

Pursuant to the requirements of regulatory rules, the Company has amended its relevant regulations in a timely manner. The amendments to the Rules for Disclosure of Information of the Company relating to insider information were approved at the twelfth meeting of the fifth session of the Board held on 22 March 2013.

1.	Providing the Investors with the Information in a Timely and Fairly Manner

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with the regulatory requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company, through its website, provides investors with up-to-date information of the Company, the status of the corporate governance system and the industrial information. The Company is able to achieve the simultaneous disclosure of the Company’s extraordinary announcements and periodic reports on the websites of the stock exchanges and the statutory media.

2.	Equal information disclosure among the four places of listing

Due to the Company’s shares being listed on multiple stock exchanges domestically and internationally, the Company consistently adheres to the principle of simultaneous and fair disclosure requirement and publishes the relevant information about the Company and Yancoal Australia in domestic and international markets at the same time. Meanwhile, domestic and foreign investors could get timely and fair information on business conditions of the Company and Yancoal Australia by means of the Company’s joint road-shows with Yancoal Australia.

Corporate Governance Chapter 08

(XIII)	Internal Controls

The details are set out in the chapter headed “Chapter 9 Internal Controls” in this annual report.

(XIV)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2012 as a true and fair reflection of the Company’s financial situation, operating results and cash flows.

III.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(Under the US “Listing Regulations”)

As at the date of this annual report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of the independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nominating and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a compensation committee of the Board with all the members being independent Directors.

The Company has established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. The Company relies on the exemption under Section 303A.00 for foreign private issuers, as well as the exemption for employee directors provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

Chapter 08 Corporate Governance

As a foreign private issuer, the Company is subject to more than one set of corporate governance requirements, including those applicable in the Company’s home country. The table below set out material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company

Non-executive directors must meet at regularly scheduled executive sessions without management	Non-executive directors of each listed company are to meet at regularly scheduled executive sessions without management participation. (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors stay informed of the Company’s business and operations. The Company believes that convening Board meetings on a regular basis offers the non-executive directors an effective forum to opine their views and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Guidelines

A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

•   qualifications of directors;

•   responsibilities of directors;

•   communications between directors and the management and independent advisors;

•   remuneration of directors;

•   training for new directors and continuing education of directors;

•   re-appointment of the management; and

•   annual review of the performance of the board (Section 303A.09)

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The Company believes that, collectively, the foregoing rules and measures adequately reflect the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements to promote the effective operation of the Company. This enables the promotion of the standard operation of the Company.

Corporate Governance Chapter 08

	NYSE Listed Company Manual Requirements on Corporate Governance	Practice of the Company

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A.10)	The Company has adopted a suitable code of ethics, which is published on the website, in compliance with PRC laws and rules of relevant stock exchanges. Although the Company’s current code of business conduct and ethics as adopted does not completely conform to the NYSE rules, the Company believes that the existing code adequately protects the interests of the Company and Shareholders.

Chapter 09 Internal Control

I.	THE ESTABLISHMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM

In accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Hong Kong Listing Rules issued by Hong Kong Stock Exchange, the Company formulated the Design and Applications on Internal Control of Yanzhou Coal Mining Company Limited in 2006, establishing a improved internal control system.

In 2011, in accordance with the relevant requirements under “General Rules on Internal Control for Enterprises” and the “Supporting Guidelines of Internal Control” jointly issued by five Ministries including Ministry of Finance, and the regulatory requirements of places where the shares of the Company are listed, the Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and their businesses. On the basis of 18 provisions in the Supporting Guidelines of Internal Control, seven new provisions on production, inventory, taxation, legal affairs etc. were added according to the practical conditions of the Company, which further improved and strengthened the internal control system.

II.	THE BASIS OF ESTABLISHMENT OF THE INTERNAL CONTROL SYSTEM OF THE FINANCIAL STATEMENT

The basis of establishment of the internal control system of the financial statement mainly includes: General Rules on Internal Control for Enterprises and the Supporting Guidelines of Internal Control jointly issued by five Ministries including Ministry of Finance; the US Sarbanes-Oxley Act; Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange; the Hong Kong Listing Rules issued by Hong Kong Stock Exchange and General Rules on Internal Control of Yanzhou Coal Mining Company Limited.

III.	STATEMENT OF THE BOARD ON THE RESPONSIBILITY FOR THE INTERNAL CONTROL

In accordance with the regulations under General Rules on Internal Control for Enterprises jointly issued by five Ministries including Ministry of Finance and General Rules on Internal Control of Yanzhou Coal Mining Company Limited, the Board is responsible for the establishment and effective implementation of internal control system; the supervisory committee is responsible for supervision of the internal control system established and implemented by the Board; the management is responsible for the organization and management of the daily operation of internal control.

IV.	APPRAISAL OF THE EFFECTIVENESS OF THE OPERATION OF THE INTERNAL CONTROL

The Board has assessed the effectiveness of the Company’s internal control system once a year since 2007 and has appointed overseas annual auditing accountants to review whether the Company’s internal control system complies with the requirements of the US Sarbanes-Oxley Act. On the above-mentioned basis, the Company appointed domestic annual auditing accountants to make assessment on whether the Company’s internal control system of the financial statement meets the effectiveness of the domestic regulatory requirements and implementation in 2012.

Internal Control Chapter 09

(I)	The Self-Assessment of the Company’s Internal Control System by the Board

At the twelfth meeting of the fifth session of the Board held on 22 March 2013, the Board made an assessment on the effectiveness of the internal control systems of the Company for the year 2012. The Board considered that the internal control system of the Company is sound and has been implemented effectively and no major fault was found in the design of the internal control or its implementation.

(II)	The Assessment of the Company’s Internal Control System by the Overseas Annual Auditing Accountants

The Company appointed Grant Thornton to make a review and assessment on whether the internal control of the Company complied with the requirements of the US Sarbanes-Oxley Act. As at the disclosure date of this annual report, Grant Thornton is making an external assessment on whether the internal control of the Company in 2012 complies with the requirements of the US Sarbanes-Oxley Act.

(III)	The Assessment of the Company’s Internal Control System of the Financial Statement by the Domestic Annual Auditing Accountants

The Company appointed Shine Wing Certified Public Accountants to make a review and assessment of the efficiency of internal control of the financial statements. Shine Wing Certified Public Accountants considered that at 31 December 2012, in accordance with the requirements of General Rules on Internal Control for Enterprises and related regulations, the Company maintained efficient internal control of financial statement in all material aspects.

The self-assessment report of the Board and the audit report of the internal control of the financial statement report issued by the Domestic annual auditing amountants were posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website and the Company’s website.

V.	THE IMPLEMENTATION OF ACCOUNTABILITY SYSTEM OF SIGNIFICANT ERRORS OF DISCLOSURE IN THE ANNUAL REPORT

During the reporting period, the Company strictly enforced the relevant provisions relating to the accountability system of significant errors of disclosure in periodic reports in the “Information Disclosure Management System of Yanzhou Coal Mining Company Limited” and no amendments on significant accounting errors, supplement of major missing information or amendments to preliminary results occurred.

Chapter 10 Independent Auditor’s Report

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 111 to 220, which comprise the consolidated balance sheet as at December 31, 2012, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor’s Report Chapter 10

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2012 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton Hong Kong Limited

Certified Public Accountants

20th Floor, Sunning Plaza

10 Hysan Avenue

Causeway Bay

Hong Kong

22 March 2013

Lin Ching Yee Daniel

Practising Certificate No.: P02771

Chapter 11 Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2012

		Year ended December 31,
	NOTES	2012 RMB’000	2011 RMB’000	2010 RMB’000
GROSS SALES OF COAL	7	56,200,600	45,181,229	32,590,911
RAILWAY TRANSPORTATION SERVICE INCOME		464,068	476,852	513,282
GROSS SALES OF ELECTRICITY POWER		323,646	327,969	185,542
GROSS SALES OF METHANOL		1,117,952	1,059,323	629,290
GROSS SALES OF HEAT SUPPLY		39,918	20,467	25,227

TOTAL REVENUE		58,146,184	47,065,840	33,944,252
TRANSPORTATION COSTS OF COAL	7	(2,104,225)	(1,248,268)	(1,160,470)
COST OF SALES AND SERVICE PROVIDED	8	(41,961,540)	(25,725,294)	(16,801,323)
COST OF ELECTRICITY POWER		(330,803)	(362,472)	(195,536)
COST OF METHANOL		(911,203)	(930,239)	(716,802)
COST OF HEAT SUPPLY		(25,130)	(13,777)	(12,490)

GROSS PROFIT		12,813,283	18,785,790	15,057,631
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(7,987,636)	(6,570,203)	(5,093,442)
SHARE OF PROFIT OF ASSOCIATES	29	141,986	68,939	8,870
SHARE OF LOSS OF JOINTLY CONTROLLED ENTITIES	32	(103,217)	—	(462)
OTHER INCOME	10	2,930,445	1,075,765	3,108,081
INTEREST EXPENSES	11	(1,448,679)	(839,305)	(603,343)

PROFIT BEFORE INCOME TAXES	13	6,346,182	12,520,986	12,477,335
INCOME TAXES	12	(123,937)	(3,545,379)	(3,171,043)

PROFIT FOR THE YEAR		6,222,245	8,975,607	9,306,292

Attributable to:
Equity holders of the Company		6,218,969	8,928,102	9,281,386
Non-controlling interests		3,276	47,505	24,906

		6,222,245	8,975,607	9,306,292

EARNINGS PER SHARE, BASIC	16	RMB 1.26	RMB 1.82	RMB 1.89

EARNINGS PER ADS, BASIC	16	RMB 12.64	RMB 18.15	RMB 18.87

Consolidated Financial Statements Chapter 11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Profit for the year	6,222,245	8,975,607	9,306,292

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(5,923)	(20,763)	(87,270)
Deferred taxes	1,481	5,190	21,818

	(4,442)	(15,573)	(65,452)

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	110,196	(213,459)	54,532
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(26,501)	12,627	(6,576)
Deferred taxes	(28,641)	62,073	(24,350)

	55,054	(138,759)	23,606
Share of other comprehensive income of associates	90	—	1,107
Exchange difference arising on translation of foreign operations	297,721	(569,310)	173,415

Other comprehensive income (loss) for the year	348,423	(723,642)	132,676

Total comprehensive income for the year	6,570,668	8,251,965	9,438,968

Attributable to:
Equity holders of the Company	6,567,392	8,204,460	9,414,110
Non-controlling interests	3,276	47,505	24,858

	6,570,668	8,251,965	9,438,968

Chapter 11 Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31, 2012

		At December 31,
	NOTES	2012 RMB’000	2011 RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	12,717,358	8,145,297
Term deposits	17	3,186,957	9,543,214
Restricted cash	17	190,090	21,076
Bills and accounts receivable	18	7,459,603	7,312,074
Royalty receivable	19	114,798	—
Inventories	20	1,565,531	1,391,247
Prepayments and other receivables	21	4,196,999	3,624,879
Prepaid lease payments	22	18,418	18,975
Prepayment for resources compensation fees	23	—	3,356
Derivative financial instruments	38	90,731	104,910
Tax recoverable		293,006	4,637
Overburden in advance	26	448,889	261,441

TOTAL CURRENT ASSETS		30,282,380	30,431,106
NON-CURRENT ASSETS
Intangible assets	24	33,634,245	26,205,619
Prepaid lease payments	22	695,675	713,425
Prepayment for resources compensation fees	23	—	5,309
Property, plant and equipment	25	39,503,103	31,273,824
Goodwill	27	2,573,811	1,866,037
Investments in securities	28	207,076	372,800
Interests in associates	29	2,624,276	1,683,897
Interests in jointly controlled entities	32	1,086,985	19,453
Restricted cash	17	—	387,066
Long term receivables	30	2,001,458	300,083
Royalty receivable	19	1,234,649	—
Deposits made on investments	31	3,253,381	2,557,807
Deferred tax assets	41	5,605,284	1,335,165

TOTAL NON-CURRENT ASSETS		92,419,943	66,720,485

TOTAL ASSETS		122,702,323	97,151,591

Consolidated Financial Statements Chapter 11

CONSOLIDATED BALANCE SHEET (continued)

As at December 31, 2012

		At December 31,
	NOTES	2012 RMB’000	2011 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	34	6,811,760	2,240,844
Other payables and accrued expenses	35	9,013,797	7,344,815
Provision for land subsidence, restoration,rehabilitation and environmental costs	36	3,291,857	2,856,229
Amount due to Parent Company and its subsidiary companies		93,712	352,625
Borrowings—due within one year	37	7,712,592	19,588,496
Long term payable and provision—due within one year	40	399,553	3,205
Derivative financial instruments	38	128,077	222,089
Tax payable		1,171,341	2,113,168

TOTAL CURRENT LIABILITIES		28,622,689	34,721,471
NON-CURRENT LIABILITIES
Borrowings—due after one year	37	33,283,790	14,869,324
Deferred tax liability	41	7,730,127	3,895,304
Provision for land subsidence, restoration, rehabilitation and environmental costs	36	478,409	325,414
Contingent value rights shares liabilities	39	1,432,188	—
Long term payable and provision—due after one year	40	2,063,922	15,028

TOTAL NON-CURRENT LIABILITIES		44,988,436	19,105,070

TOTAL LIABILITIES		73,611,125	53,826,541
Capital and reserves
Share capital	42	4,918,400	4,918,400
Reserves		40,907,956	37,716,090

Equity attributable to equity holders of the Company		45,826,356	42,634,490
Non-controlling interests		3,264,842	690,560

TOTAL EQUITY		49,091,198	43,325,050

TOTAL LIABILITIES AND EQUITY		122,702,323	97,151,591

The consolidated financial statements on pages 111 to 220 were approved and authorized for issue by the Board of Directors on 22 March 2013 and are signed on its behalf by:

Li Weimin	Wu Yuxiang
Director	Director

Chapter 11 Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2012

	Share capital RMB’000 (note 42)	Share premium RMB’000	Future development fund RMB’000 (note 42)	Statutory common reserve fund RMB’000 (note 42)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000
Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293
Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
– Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
– Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968
Transactions with owners
– Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
– Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451
Profit for the year	—	—	—	—	—	—	—	8,928,102	8,928,102	47,505	8,975,607
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(15,573)	—	—	(15,573)	—	(15,573)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(138,759)	—	(138,759)	—	(138,759)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(569,310)	—	—	—	(569,310)	—	(569,310)

Total comprehensive income for the year	—	—	—	—	(569,310)	(15,573)	(138,759)	8,928,102	8,204,460	47,505	8,251,965
Transactions with owners
– Appropriations to reserves	—	—	490,161	681,340	—	—	—	(1,171,501)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)
– Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	536,930	536,930

Total transactions with owners	—	—	490,161	681,340	—	—	—	(4,073,357)	(2,901,856)	536,490	(2,365,366)

Balance at December 31, 2011	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050

Consolidated Financial Statements Chapter 11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2012

	Share capital RMB’000 (note 42)	Share premium RMB’000	Future development fund RMB’000 (note 42)	Statutory common reserve fund RMB’000 (note 42)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000
Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050
Profit for the year	—	—	—	—	—	—	—	6,218,969	6,218,969	3,276	6,222,245
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(4,442)	—	—	(4,442)	—	(4,442)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	55,054	—	55,054	—	55,054
– Exchange difference arising on translation of foreign operations	—	—	—	—	297,721	—	—	—	297,721	—	297,721
– Share of other comprehensive income of associates	—	—	—	—	—	90	—	—	90	—	90

Total comprehensive income for the year	—	—	—	—	297,721	(4,352)	55,054	6,218,969	6,567,392	3,276	6,570,668
Transactions with owners
– Appropriations to reserves	—	—	645,219	423,618	—	—	—	(1,068,837)	—	—	—
– Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
– Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	49,000	49,000
– Disposal of partial interests in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,101	2,138,130
– Deferred Tax arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(141,067)	(141,067)	—	(141,067)

Total transactions with owners	—	—	645,219	423,618	—	—	—	(4,444,363)	(3,375,526)	2,571,006	(804,520)

Balance at December 31, 2012	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	3,264,842	49,091,198

Chapter 11 Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2012

		Year ended December 31,
	NOTES	2012 RMB’000	2011 RMB’000	2010 RMB’000
OPERATING ACTIVITIES
Profit before income taxes		6,346,182	12,520,986	12,477,335
Adjustments for:
Interest expenses		1,448,679	839,305	603,343
Interest income		(722,336)	(357,708)	(187,189)
Dividend income		(3,702)	(2,433)	(4,504)
Net unrealized foreign exchange (gain) losses		(1,366,698)	244,655	(2,180,277)
Depreciation of property, plant and equipment		2,819,404	2,266,017	2,426,626
Release of prepaid lease payments		18,363	19,018	17,958
Amortization of prepayment for resources compensation fees		—	3,355	3,949
Bargain purchase		(1,269,269)	—	—
Amortization of intangible assets		1,177,595	720,008	349,655
Provision (reversal) of impairment loss on accounts receivable and other receivables		6,452	(101)	(4,923)
Impairment loss on inventories		140,883	—	4,411
Impairment loss on property, plant and equipment		226,925	281,994	97,559
Impairment loss on intangibles assets		417,214	—	—
Impairment loss on goodwill		17,625	—	—
Share of loss of jointly controlled entities		103,217	—	—
Share of income of associates		(141,986)	(68,939)	(8,870)
Gain on disposal of a joint venture and subsidiaries		—	—	(117,928)
Loss on fair value change of contingent value rights shares liabilities		79,423	—	—
(Gain) loss on disposal of property, plant and equipment		(9,862)	108,627	16,937
Written off of property, plant and equipment		—	—	1,491

Operating cash flows before movements in working capital		9,288,109	16,574,784	13,495,573
(Increase) decrease in bills and accounts receivable		(93,403)	2,800,237	(5,286,147)
(Increase) decrease in inventories		(58,993)	403,324	(728,026)
Movement in land subsidence, restoration,rehabilitation and environmental cost		484,739	556,706	838,510
Movement in overburden cost		(180,497)	(121,690)	224,546
Increase in prepayments and other current assets		(186,137)	(870,492)	(694,726)
Increase (decrease) in bills and accounts payable		246,081	537,775	(160,240)
Increase in other payables and accrued expenses		412,693	531,298	153,893
(Decrease) increase in long-term payable and provision		(93,090)	(16,327)	5,654

Cash generated from operations		9,819,502	20,395,615	7,849,037
Income taxes paid		(2,684,720)	(2,155,602)	(2,038,697)
Interest paid		(1,296,338)	(608,601)	(602,743)
Interest received		645,840	343,431	187,561
Dividend received		3,702	2,433	4,646
Dividend received from an associate		15,624	—	—

NET CASH FROM OPERATING ACTIVITIES		6,503,610	17,977,276	5,399,804

Consolidated Financial Statements Chapter 11

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2012

		Year ended December 31,
	NOTES	2012 RMB’000	2011 RMB’000	2010 RMB’000
INVESTING ACTIVITIES
Decrease (increase) in term deposits		6,356,257	(6,975,492)	648,975
Purchase of property, plant and equipment		(6,230,426)	(8,619,515)	(3,576,136)
Decrease (increase) in restricted cash		223,525	1,002,057	(874,643)
Increase in long term receivables		(349,217)	(300,083)	—
Increase in deposit made on investments		(695,574)	(394,128)	(3,125,753)
Proceeds on disposal of property, plant and equipment		226,876	57,956	205,446
Acquisition of non-controlling interests of Shanxi Tianhao		—	—	(14)
Acquisition of Beisu and Yangcun	45	(816,011)	—	—
Acquisition of Gloucester	46	237,315	—	—
Acquisition of three subsidiaries	47	—	—	(133,000)
Investments in securities		—	(169,121)	(16,257)
Investments in associates		(810,000)	(540,000)	(125,000)
Acquisition of An Yuan Coal Mine	48	—	(355,000)	—
Acquisition of additional interests in a joint venture	49	—	(1,494,767)	—
Acquisition of Syntech	50	—	(1,316,174)	—
Acquisition of Premier coal and Wesfarmers Char	51	—	(2,057,276)	—
Acquisition of Xintai	52	—	(2,751,557)	—
Proceeds on disposal of a joint venture and subsidiaries	53	—	—	1,147,821
Acquisition of potash mineral exploration permits		—	(1,645,227)	—
Purchase of intangible assets		(1,330,117)	(52,648)	(35,352)
Purchase of land use rights		—	—	(442)

NET CASH USED IN INVESTING ACTIVITIES		(3,187,372)	(25,610,975)	(5,884,355)

FINANCING ACTIVITIES
Dividends paid		(2,803,488)	(2,901,856)	(1,229,600)
Proceeds from bank borrowings		12,281,525	16,712,320	1,110,954
Repayment of bank borrowings		(17,338,107)	(4,367,079)	(655,528)
Repayment of other borrowings		(2,225,731)	—	(584,478)
Expenses arising from acquisition of Gloucester		(33,867)	—	—
Proceeds from issuance of guaranteed notes		11,262,900	—	—
Dividends paid to non-controlling interests of a subsidiary		(47,095)	(2,408)	(1,871)
Contribution from non-controlling interests		49,000	—	—

NET CASH FROM (USED IN) FINANCING
ACTIVITIES		1,145,137	9,440,977	(1,360,523)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,461,375	1,807,278	(1,845,074)
CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,145,297	6,771,314	8,522,399
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		110,686	(433,295)	93,989

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		12,717,358	8,145,297	6,771,314

Chapter 11 Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Company Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associates, joint controlled entities and joint ventures are set out in notes 62, 29, 32 and 33 respectively.

As at December 31, 2012, the Group had net current assets of RMB1,659,691,000 (2011: net current liabilities of RMB4,290,365,000) and total assets less current liabilities of RMB94,079,634,000 (2011: RMB62,430,120,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

Consolidated Financial Statements Chapter 11

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2011.

Chapter 11 Consolidated Financial Statements

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012

During the year, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

Consolidated Financial Statements Chapter 11

2.	BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to the PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosures required by the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi (“RMB”), which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time the following revised standard (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning from January 1, 2012.

IFRS 7 (Amendments)                                 Disclosures – Transfers of Financial Assets

The accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2011.

The adoption of the new IFRSs had no material impact on the results or financial position of the Group for the current or prior accounting year. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle[1]

IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[1]

IFRS 9	Financial Instruments[2]

IFRS 10	Consolidated Financial Statements[1]

IFRS 11	Joint Arrangements[1]

IFRS 12	Disclosure of Interests in Other Entities[1]

IFRS 10, IFRS 11 and	Consolidated Financial Statements, Joint Arrangements and

IFRS 12 (Amendments)	Disclosure of Interests in Other Entities: Transition Guidance[1]

IFRS 13	Fair Value Measurement[1]

IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[3]

IAS 19 (Revised)	Employee Benefits[1]

IAS 28 (Revised)	Investments in Associates and Joint Ventures[1]

IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[4]

IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]

Chapter 11 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

[1]	Effective for annual periods beginning on or after January 1, 2013.
[2]	Effective for annual periods beginning on or after January 1, 2015.
[3]	Effective for annual periods beginning on or after July 1, 2012.
[4]	Effective for annual periods beginning on or after January 1, 2014.

•	IFRS 9 Financial instruments

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC- 12 Consolidation-Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

•	IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

Consolidated Financial Statements Chapter 11

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	IFRS 12 Disclosures of Involvement with Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

•	IFRS 13 Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

IAS 1 (Amendments) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, IAS 1 (Amendments) require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. IAS 1 (Amendments) are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

Chapter 11 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Under the existing policy, the Company separately present the striping costs on the balance sheet. Upon the subsequent adoption of the Interpretation, the presentation on the balance sheet will be amended accordingly.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities controlled by the Company (including special purpose entities). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

When a group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

The Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of other joint ventures (no separate entity has been established) are included in the appropriate items of the financial statements.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal and methanol) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets—research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Intangible assets acquired in a business combination (continued)

(i)	Mining reserves

Mining reserves represent the portion of total proven and probable reserves in the mine of a mining right. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

(ii)	Mining resources

Mining resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above mining reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

(iii)	Rail access rights

Rail access rights are amortized on a straight line basis or on a unit of production basis under agreement over the life of the mine.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditure (continued)

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment other than goodwill (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

The Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and other financial institution and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the preparation of consolidated cash flow statement, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each coal mine.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

The Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the balance sheet date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term or on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual patter of short-term profit-taking.

Royalty receivable is remeasured based on sales volume, price changes, foreign currency exchange rates and expected future cash flows at each balance sheet date. The gain or loss arising from the change in fair value of royalty receivable is recognized in profit or loss. Royalty receivable is reduced by cash receipts and decreases with time. Since the contract is long term, the unwinding discount (to reflect time value of money) is recognized in interest income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings are subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

Chapter 11 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Accounting for derivative financial instruments and hedging activities (continued)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 38. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss. Amounts accumulated in equity are recognized in the profit and loss as the underlying hedged items are recognized.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss.

(ii)	Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit and loss.

Consolidated Financial Statements Chapter 11

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(1)	has control or joint control over the group;

(2)	has significant influence over the group; or

(3)	is a member of the key management personnel of the group or the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(b)	An entity is related to the group if any of the following conditions applies:

(1)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(3)	Both entities are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Chapter 11 Consolidated Financial Statements

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Mining reserves, mining resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2012, the carrying amount of goodwill is RMB2,573,811,000 (2011: RMB1,866,037,000). During the year ended December 31, 2012, impairment loss on goodwill of RMB17,625,000 (2011: nil; 2010: nil) was recognised by the Group and details are set out in note 27.

Consolidated Financial Statements Chapter 11

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill (continued)

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2012, the carrying amounts of property, plant and equipment is approximately RMB39,503,103,000 (2011: RMB31,273,824,000). During the year ended December 31, 2012, no property, plant and equipment was written off as expenses (2011: nil; 2010: RMB1,491,000). In addition, during the year ended December 31, 2012, impairment loss on property, plant and equipment of RMB226,925,000 (2011: RMB281,994,000; 2010: RMB97,559,000) was recognized by the Group and details of this impairment are set out in note 25.

In the process of applying the Group’s accounting policies, management has made the following accounting judgements:

Acquisitions

During the year, the Group acquired several subsidiaries and businesses as set out in notes 45 and 46. The Group determined whether the acquisitions are to be accounted for as acquisition of businesses or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

Chapter 11 Consolidated Financial Statements

6.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration

Coal railway transportation	–	Provision of railway transportation services

Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Consolidated Financial Statements Chapter 11

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	56,200,600	464,068	1,481,516	—	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	—

Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	7,168,026	(52,848)	91,420	—	7,206,598

Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	—	108,434	—	141,986
Share of loss of jointly controlled entities	(103,217)	—	—	—	(103,217)
Interest expenses					(1,448,679)

Profit before income taxes					6,346,182
Income taxes					(123,937)

Profit for the year					6,222,245

Chapter 11 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	98,803,732	558,152	5,300,584	104,662,468

Interests in associates	192,081	—	2,432,195	2,624,276
Interests in jointly controlled entities	1,086,985	—	—	1,086,985
Unallocated corporate assets				14,328,594

				122,702,323

LIABILITIES
Segment liabilities	30,823,224	66,649	4,326,014	35,215,887
Unallocated corporate liabilities				38,395,238

				73,611,125

OTHER INFORMATION

	For the year ended December 31, 2012
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	—	810,000	—	813,927
Amortization of intangible assets	1,175,548	—	2,047	—	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	—	18,363
Impairment loss on property, plant and equipment	226,925	—	—	—	226,925
Impairment loss on intangible assets	417,214	—	—	—	417,214
Write-off on inventories	140,883	—	—	—	140,883
Impairment loss on goodwill	17,625	—	—	—	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses (reversed) charged on accounts receivable and other receivables	7,270	—	(818)	—	6,452

Note 1:	Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

Consolidated Financial Statements Chapter 11

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	45,181,229	476,852	1,407,759	—	—	47,065,840
Inter-segment	287,280	51,705	256,364	—	(595,349)	—

Total	45,468,509	528,557	1,664,123	—	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	13,476,481	479	(365,011)	—	13,111,949

Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	—	25,815	—	68,939
Interest expenses					(839,305)

Profit before income taxes					12,520,986
Income taxes					(3,545,379)

Profit for the year					8,975,607

Chapter 11 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	80,411,147	604,824	4,474,098	85,490,069
Interests in associates	170,226	—	1,513,671	1,683,897
Interests in jointly controlled entities	19,453	—	—	19,453
Unallocated corporate assets				9,958,172

				97,151,591

LIABILITIES
Segment liabilities	23,026,520	72,476	2,857,624	25,956,620
Unallocated corporate liabilities				27,869,921

				53,826,541

OTHER INFORMATION

	For the year ended December 31, 2011
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions (note 1)	22,736,499	40,890	555,250	—	3,790	23,336,429
Investments in associates	540,000	—	—	—	—	540,000
Amortization of intangible assets	717,709	252	2,047	—	—	720,008
Release of prepaid lease payments	10,432	5,372	3,214	—	—	19,018
Impairment loss on property, plant and equipment	—	—	281,994	—	—	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	—	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	—	688	—	—	(101)

Note 1:	Capital additions include those arising from the acquisition of additional interests in joint venture and subsidiaries during the year.

Consolidated Financial Statements Chapter 11

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	32,590,911	513,282	840,059	—	—	33,944,252
Inter-segment	339,355	36,051	455,259	—	(830,665)	—

Total	32,930,266	549,333	1,295,318	—	(830,665)	33,944,252

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196
Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of associates	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

Chapter 11 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757
Interest in associates	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131
Unallocated corporate liabilities				27,455,282

				35,317,413

OTHER INFORMATION

	For the year ended December 31, 2010
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,903,758	77,399	442,427	—	3,042	2,426,626
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses (reversed) charged on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

Consolidated Financial Statements Chapter 11

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and jointly controlled entities.

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
The PRC (place of domicile)	48,518,837	38,301,175	28,633,685
Australia	2,297,615	255,206	115,227
Others	7,329,732	8,509,459	5,195,340

Total	58,146,184	47,065,840	33,944,252

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
The PRC (place of domicile)	36,991,705	31,130,104	17,412,174
Australia	41,293,671	28,986,924	25,095,982
Canada	1,832,719	1,645,227	—

Total non-current assets	80,118,095	61,762,255	42,508,156

For the year ended December 31, 2012, the revenue from mining segment amounted to RMB56,200,600,000 (2011: RMB45,181,229,000; 2010: RMB32,590,911,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB3,651,630,000 (2011: RMB3,854,540,000; 2010: RMB4,443,729,000). As at December 31, 2012, accounts receivable from this customer accounted for approximately 0% (2011: 0%; 2010: 0%) of the Group’s total accounts receivable.

Chapter 11 Consolidated Financial Statements

7.	NET SALES OF COAL

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Coal sold in the PRC, gross	46,573,253	36,416,565	27,280,344
Less: Transportation costs	(281,816)	(311,708)	(316,452)

Coal sold in the PRC, net	46,291,437	36,104,857	26,963,892

Coal sold outside the PRC, gross	9,627,347	8,764,664	5,310,567
Less: Transportation costs	(1,822,409)	(936,560)	(844,018)

Coal sold outside the PRC, net	7,804,938	7,828,104	4,466,549

Net sales of coal	54,096,375	43,932,961	31,430,441

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Materials	3,162,130	2,541,192	2,017,681
Wages and employee benefits	7,282,018	5,846,108	4,695,000
Electricity	699,648	520,890	223,639
Depreciation	2,057,092	1,398,711	1,462,706
Land subsidence, restoration, rehabilitation and environmental costs	1,781,267	1,720,740	1,545,302
Environmental management expenses	129,235	—	—
Annual fee and amortization of mining rights (note 24)	1,305,410	848,615	481,711
Transportation costs	80,093	73,560	76,171
Cost of traded coal	21,522,897	9,548,869	3,955,603
Business tax and surcharges	599,784	579,782	505,491
Others	3,341,966	2,646,827	1,838,019

	41,961,540	25,725,294	16,801,323

Consolidated Financial Statements Chapter 11

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Wages and employee benefits	1,749,759	1,703,713	1,347,221
Additional medical insurance	80,855	78,285	67,420
Staff training costs	7,630	53,682	65,097
Depreciation	343,133	230,542	298,895
Distribution charges	1,292,216	1,078,107	835,900
Resource compensation fees (note)	248,377	263,238	226,578
Repairs and maintenance	693,380	609,211	614,173
Research and development	62,406	119,234	70,606
Freight charges	34,800	29,246	24,540
Property, plant and equipment written off	—	—	1,491
Impairment loss on property, plant and equipment	226,925	281,994	97,559
Loss on disposal of property, plant and equipment	—	108,627	16,937
Provision for bad debt	10,627	1,195	1,905
Impairment loss on intangible assets	417,214	—	—
Impairment loss on goodwill	17,625	—	—
Impairment loss on inventories	140,883	—	4,411
Legal and professional fees	269,155	94,148	71,152
Social welfare and insurance	207,150	173,349	135,341
Utilities relating to administrative buildings	139,942	175,209	368,063
Environmental protection	46,022	83,690	110,254
Travelling, entertainment and promotion	169,062	188,087	98,709
Coal price adjustment fund	403,632	367,038	289,652
Bonus payments	11,050	6,409	—
Other sundry taxes	397,853	253,583	102,810
Others	1,017,940	671,616	244,728

	7,987,636	6,570,203	5,093,442

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Dividend income	3,702	2,433	4,504
Gain on sales of auxiliary materials	32,300	20,751	22,820
Government grants	72,867	29,431	43,273
Interest income	722,336	357,708	187,189
Exchange gain, net	714,166	518,553	2,665,421
Gain on disposal of a joint venture and subsidiaries	—	—	117,928
Bargain purchase (note 46)	1,269,269	—	—
Others	115,805	146,889	66,946

	2,930,445	1,075,765	3,108,081

The above dividend income is from listed investments.

Chapter 11 Consolidated Financial Statements

11.	INTEREST EXPENSES

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Interest expenses on:
– bank and other borrowings wholly repayable within 5 years	1,453,459	804,700	594,679
– bank and other borrowings not wholly repayable within 5 years	88,550	9,675	5,369
– bills receivable discounted without recourse	2,367	24,930	2,695
Deemed interest expenses in respect of acquisition of Jining III	—	—	600

	1,544,376	839,305	603,343
Less: interest expenses capitalized into construction in progress	(95,697)	—	—

	1,448,679	839,305	603,343

12.	INCOME TAXES

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Income taxes:
Current taxes	1,328,624	3,176,627	2,467,741
Under provision in prior years	142,957	20,174	10,085

	1,471,581	3,196,801	2,477,826
Deferred taxes (note 41)
Australian Minerals Resources Rent Tax	(1,550,277)	—	—
Others	202,633	348,578	693,217

	123,937	3,545,379	3,171,043

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2011: 25%; 2010: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Note:	The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life.

Consolidated Financial Statements Chapter 11

12.	INCOME TAXES (continued)

Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production. During the year, additional deferred tax has been recognised.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	1,586,546	3,130,247	3,119,333

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	—	(18,601)
Deemed interest not deductible for tax purposes	—	—	150
Effect of (income) expense exempt from taxation	(668,039)	33,520	(242,252)
Deemed interest income from subsidiaries subject to tax	142,361	63,058	18,571
Tax effect of tax losses not recognized	202,744	217,791	150,590
Under provision in prior years	142,957	20,174	10,085
MRRT benefit	(1,085,194)	—	—
Utilization of unrecognized tax losses in prior years	(20,700)	(83,336)	—
Effect of tax rate differences in other taxation jurisdictions	36,564	164,297	135,942
Others	(213,302)	(372)	(2,775)

Income taxes	123,937	3,545,379	3,171,043

Effective income tax rate	2%	28%	25%

Chapter 11 Consolidated Financial Statements

13.	PROFIT BEFORE INCOME TAXES

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Profit before income taxes has been arrived at after charging:
Amortization of intangible assets	1,177,595	720,008	349,655
Depreciation of property, plant and equipment
– under finance leases	8,180	—	—
– self-owned	2,811,224	2,266,017	2,426,626

Total depreciation and amortization	3,996,999	2,986,025	2,776,281

Release of prepaid lease payments	18,363	19,018	17,958
Impairment loss recognised in respect of:
– Property, plant and equipment	226,925	281,994	97,559
– Intangible assets	417,214	—	—
– Goodwill	17,625	—	—
– Inventories	140,883	—	4,411
Auditors’ remuneration	19,916	18,112	16,763
Staff costs, including directors’ and supervisors’ emoluments	10,022,134	8,222,047	5,988,821
Retirement benefit scheme contributions (included in staff costs above)	3,657,504	1,699,443	785,051
Cost of inventories	25,425,263	12,723,350	16,167,748
Research and development costs	62,406	119,234	70,606
Operating lease charges in respect of leased premises and crediting:	72,400	31,960	18,287
(Gain) Loss on disposal of property, plant and equipment	(9,862)	108,627	16,937
Exchange gains, net	(714,166)	(518,553)	(2,665,421)
Provision (reversal) of impairment loss on accounts receivable and other receivables	6,452	(101)	(4,923)

Consolidated Financial Statements Chapter 11

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2012
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Wang Xin	—	—	—	—
Zhang Yingmin	—	728	146	874
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Wu Yuxiang	—	505	101	606
Zhang Baocai	—	517	103	620
Dong Yunqing	—	520	104	624

	—	2,270	454	2,724

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	516	103	619
Xu Bentai	—	506	101	607

	—	1,022	204	1,226

Other management team
Liu Chun	—	564	113	677
He Ye	—	720	144	864
Tian Fengze	—	529	106	635
Shi Chengzhong	—	543	109	652
Ni Xinghua	—	553	111	664
Lai Cunliang	—	690	—	690

	—	3,599	583	4,182

Chapter 11 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

		For the year ended December 31, 2011
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	49	—	—	49
Di Xigui	49	—	—	49
Li Weian	49	—	—	49
Wang Junyan	49	—	—	49
Wang Xiaojun	72	—	—	72
Wang Xianzheng	72	—	—	72
Cheng Faguang	72	—	—	72
Xue Youzhi	72	—	—	72

	484	—	—	484

Executive directors
Wang Xin	—	—	—	—
Zhang Yingmin	—	169	34	203
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	381	76	457
Wang Xinkun	—	329	66	395
Zhang Baocai	—	390	78	468
Dong Yunqing	—	396	79	475

	—	1,665	333	1,998

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	390	78	468
Xu Bentai	—	430	86	516

	—	820	164	984

Other management team
Jin Tai	—	169	34	203
Liu Chun	—	13	3	16
He Ye	—	169	34	203
Tian Fengze	—	428	86	514
Shi Chengzhong	—	462	92	554
Ni Xinghua	—	438	88	526
Lai Cunliang	—	700	—	700

	—	2,379	337	2,716

Consolidated Financial Statements Chapter 11

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

		For the year ended December 31, 2010
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	113	—	—	113
Zhai Xigui	113	—	—	113
Li Weian	113	—	—	113
Wang Junyan	113	—	—	113

	452	—	—	452

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Li Weimin	—	188	38	226
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	269	54	323
Wang Xinkun	—	343	69	412
Zhang Baocai	—	312	62	374
Dong Yunqing	—	309	62	371

	—	1,421	285	1,706

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	305	61	366
Xu Bentai	—	346	69	415

	—	651	130	781

Other management team
Jin Tai	—	189	38	227
Zhang Yingmin	—	189	38	227
He Ye	—	188	38	226
Tian Fengze	—	291	58	349
Shi Chenzhong	—	342	68	410
Qu Tianzhi	—	285	57	342
Ni Xinghua	—	328	66	394
Lai Cunliang	—	664	—	664

	—	2,476	363	2,839

No directors waived any of their emoluments in each of the year ended December 31, 2012, 2011 and 2010.

Chapter 11 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2012 (2011: nil; 2010: nil). The emoluments of the five highest paid individuals (2011: five; 2010: five) were stated as follows:

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Salaries, allowance and other benefits in kind	18,877	19,282	4,411
Retirement benefit scheme contributions	538	74	228
Discretionary bonuses	5,827	1,725	28

	25,242	21,081	4,667

Their emoluments were within the following bands:

	Year ended December 31,
	2012 No. of employees	2011 No. of employees	2010 No. of employees
Nil to HK$1,000,000	—	—	3
HK$1,000,001 to HK$1,500,000	—	—	1
HK$1,500,001 to HK$2,000,000	—	—	1
HK$3,500,001 to HK$4,000,000	2	1	—
HK$4,000,001 to HK$4,500,000	—	2	—
HK$4,500,001 to HK$5,000,000	1	—	—
HK$5,000,001 to HK$5,500,000	—	1	—
HK$5,500,001 to HK$6,000,000	1	—	—
HK$8,000,001 to HK$8,500,000	—	1	—
HK$12,000,001 to HK$12,500,000	1	—	—

Consolidated Financial Statements Chapter 11

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
2011 final dividend, RMB 0.570 per share (2011: 2010 final dividend RMB0.590 per share; 2010: 2009 final dividend RMB0.250 per share)	2,803,488	2,901,856	1,229,600

In the annual general meeting held on June 25, 2010, a final dividend of RMB0.250 per share in respect of the year ended December 31, 2009 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 20, 2011, a final dividend of RMB0.590 per share in respect of the year ended December 31, 2010 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 22, 2012, a final dividend in of RMB0.570 per share in respect of the year ended December 31, 2011 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,770,624,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.360, in respect of the year ended December 31, 2012. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2012, 2011 and 2010 is based on the profit attributable to the equity holders of the Company for the year of RMB6,218,969,000, RMB8,928,102,000 and RMB9,281,386,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2012, 2011 and 2010.

Chapter 11 Consolidated Financial Statements

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.35% (2011: from 0.50% to 4.25%) per annum.

At the balance sheet date, restricted cash of the PRC subsidiaries represents deposits paid for safety work as required by the State Administration of work safety, which carry interest at market rates of 0.01%-5.75% (2011: 0.5%-3.95%) the remaining portion represents deposits placed as guarantee for future payments of land subsidence cost as required by the Australian government, which carry interest at average rate of 2.58% (2011:4.41%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 2.6%-4.75% (2011: 3.10%-6.20%).

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2012 RMB’000	2011 RMB’000
Accounts receivable	928,935	817,952
Less: Impairment loss	(2,532)	(4,143)

	926,403	813,809
Bills receivables	6,533,200	6,498,265

Total bills and accounts receivable, net	7,459,603	7,312,074

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2012 RMB’000	2011 RMB’000
1-90 days	3,423,025	4,037,903
91-180 days	3,954,398	3,274,171
181-365 days	80,812	—
Over 1 year	1,368	—

	7,459,603	7,312,074

Consolidated Financial Statements Chapter 11

18. BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 96 days (2011: 86 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable for 2012 and 2011 are as follows:

	2012	2011
	RMB’000	RMB’000
Balance at January 1	4,143	5,406
Provided for the year	5	—
Reversal	(1,616)	(1,263)

Balance at December 31	2,532	4,143

Included in the allowance for doubtful debts is an allowance of RMB2.5 million (2011: RMB4.1 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

Chapter 11 Consolidated Financial Statements

19.	ROYALTY RECEIVABLE

	2012	2011
	RMB’000	RMB’000
As at January 1	—	—
Acquisition of Gloucester	1,290,015	—
Cash received	(27,924)	—
Unwinding discount	72,353	—
Exchange re-alignment	38,596	—
Change in fair value	(23,593)	—

As at December 31	1,349,447	—

Current portion	114,798	—
Non-current portion	1,234,649	—

	1,349,447	—

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount mine and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 10).

20.	INVENTORIES

	At December 31,
	2012 RMB’000	2011 RMB’000
COST
Methanol	9,470	11,786
Auxiliary materials, spare parts and small tools	507,605	414,475
Coal products	1,048,456	964,986

	1,565,531	1,391,247

Consolidated Financial Statements Chapter 11

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2012 RMB’000	2011 RMB’000
Advances to suppliers	729,216	738,395
Deposit for environment protection	813,212	651,699
Prepaid relocation costs of inhabitants	1,877,911	1,714,506
Others	776,660	520,279

	4,196,999	3,624,879

Included in the above balances as of December 31, 2012 is an impairment loss of RMB25,292,000 (2011: RMB17,229,000). During the years ended December 31, 2012 and 2011, there were no impairment loss written off.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2012 RMB’000	2011 RMB’000
Current portion	18,418	18,975
Non-current portion	695,675	713,425

	714,093	732,400

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized.

During the year, the government authority completed the assessment of Shanxi mining right. The Shanxi Group in aggregate have to pay compensation fees of RMB218,493,000, thereafter no longer required to pay the resources compensation fees to relevant government authority.

Chapter 11 Consolidated Financial Statements

24.	INTANGIBLE ASSETS

	Mining reserves RMB’000	Mining resources RMB’000	Potash mineral exploration permit RMB’000	Technology RMB’000	Rail access rights RMB’000	Water Licenses RMB’000	Others RMB’000	Total RMB’000
COST
At January 1, 2011	15,834,711	3,905,285	—	167,848	3,565	132,620	19,944	20,063,973
Exchange re-alignment	(705,304)	(189,370)	—	(7,615)	(80)	(366)	(636)	(903,371)
Acquisition of additional interests in joint venture	887,022	97,111	—	—	—	—	77	984,210
Acquisition of Syntech	228,334	164,040	—	—	—	—	—	392,374
Acquisition of Premier Coal and Wesfarmers Char	276,890	234,296	—	—	—	—	—	511,186
Acquisition of An Yuan Coal Mine	1,258,433	—	—	—	—	—	—	1,258,433
Acquisition of Xintai	3,333,970	—	—	—	—	—	—	3,333,970
Acquisition of potash mineral exploration permits	—	—	1,645,227	—	—	—	—	1,645,227
Additions for the year	1,825	47,201	—	—	—	—	3,622	52,648
Disposals for the year	—	—	—	—	(3,485)	—	(177)	(3,662)
Transfer	17,335	(17,335)	—	—	—	—	—	—

At December 31, 2011 and at January 1, 2012	21,133,216	4,241,228	1,645,227	160,233	—	132,254	22,830	27,334,988
Exchange re-alignment	75,849	29,593	55,797	3,175	—	153	22,600	187,167
Acquisition of Beisu and Yangcun	464,600	—	—	—	—	—	—	464,600
Acquisition of Gloucester	3,028,962	2,589,405	—	—	—	—	933	5,619,300
Additions for the year	1,871,472	792,402	—	—	—	—	103,646	2,767,520
Reclassification	—	35,798	(35,798)	—	—	—	—	—
Transfer	2,388,671	(2,388,671)	—	—	—	—	—	—

At December 31, 2012	28,962,770	5,299,755	1,665,226	163,408	—	132,407	150,009	36,373,575

AMORTIZATION
At January 1, 2011	426,884	—	—	—	252	—	3,673	430,809
Exchange re-alignment	(20,393)	—	—	—	(6)	—	(304)	(20,703)
Provided for the year	708,848	—	—	—	324	—	10,836	720,008
Eliminated on disposals	—	—	—	—	(570)	—	(175)	(745)

At December 31, 2011 and at January 1, 2012	1,115,339	—	—	—	—	—	14,030	1,129,369
Exchange re-alignment	12,824	1,425	—	—	—	—	903	15,152
Provided for the year	1,161,176	—	—	—	—	—	16,419	1,177,595
Impairment loss	255,231	161,983	—	—	—	—	—	417,214

At December 31, 2012	2,544,570	163,408	—	—	—	—	31,352	2,739,330

CARRYING VALUE
At December 31, 2012	26,418,200	5,136,347	1,665,226	163,408	—	132,407	118,657	33,634,245

At December 31, 2011	20,017,877	4,241,228	1,645,227	160,233	—	132,254	8,800	26,205,619

Consolidated Financial Statements Chapter 11

24.	INTANGIBLE ASSETS (continued)

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Compensation fee of RMB5 per tonne of raw coal mined amounting to RMB145,235,000 (2011: RMB139,767,000) for the year has been preliminary agreed and the revised compensation fees are to be settled with the government authority directly. During the year, the government authority finalized its assessment on the mining compensation fee and the Company is required to pay RMB2,476,780,000 for acquiring the aforesaid mining right, net off of the compensation fees paid and hence RMB1,778,832,000 is recognised in mining reserves.

The mining rights (mining reserves) are amortized based on unit of production method.

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

The potash mineral exploration permit is reclassified to mineral resources according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of mine. The mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed. Therefore, no amortization was provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB1,161,176,000 (2011: RMB708,848,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB16,419,000 (2011: RMB11,160,000) has been included in selling, general and administrative expenses.

At December 31, 2012, intangible assets with a carrying amount of approximately RMB1,960,908,000 (2011: RMB2,095,988,000) have been pledged to secure the Group’s borrowings (note 37).

Chapter 11 Consolidated Financial Statements

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
COST
At January 1, 2011	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220
Exchange re-alignment	(15,704)	(13,900)	—	—	(63,626)	(273,697)	—	(34,671)	(401,598)
Acquisition of additional interests in joint venture	—	6,188	—	—	86,838	262,050	—	57,044	412,120
Acquisition of Syntech	27,723	—	—	—	189,139	638,413	—	70,256	925,531
Acquisition of Premier Coal and Wesfarmers Char	51,459	211,047	—	—	260,069	1,121,542	—	104,497	1,748,614
Acquisition of An Yuan Coal Mine	—	47,524	—	—	112,016	16,429	98	—	176,067
Acquisition of Xintai	—	—	—	—	—	167,976	—	—	167,976
Additions	23,155	9,884	—	—	23,389	94,501	4,842	10,873,321	11,029,092
Transfers	3,330	94,505	—	158,156	263,351	1,595,832	58,712	(2,173,886)	—
Disposals	(1,413)	(7,983)	—	(23,789)	(204,616)	(1,283,471)	(26,522)	—	(1,547,794)

At December 31, 2011 and January 1, 2012	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228
Exchange re-alignment	28,421	9,727	—	—	68,921	195,142	—	60,527	362,738
Acquisition of Beisu and Yangcun	—	87,902	—	39,841	1,875	147,387	3,116	5,394	285,515
Acquisition of Gloucester	681,230	11,749	—	—	1,100,283	1,580,100	—	351,124	3,724,486
Additions	54,053	66,109	—	34,515	373,801	649,199	318	5,981,503	7,159,498
Transfers	10,496	215,186	—	106,086	101,012	1,543,579	40,708	(2,017,067)	—
Reclassification	—	—	—	—	(136,413)	136,413	—	—	—
Disposals	—	(25,473)	—	(35,563)	(31,228)	(1,051,496)	(13,766)	—	(1,157,526)

At December 31, 2012	1,155,558	4,653,763	253,678	1,693,842	7,857,738	25,631,281	456,437	14,208,642	55,910,939

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2011	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605
Exchange re-alignment	—	(925)	—	—	(8,856)	(46,220)	—	—	(56,001)
Provided for the year	—	109,558	5,702	300,136	179,661	1,634,746	36,214	—	2,266,017
Impairment loss	—	49,826	—	20,271	—	211,682	215	—	281,994
Eliminated on disposals	—	(5,140)	—	(23,199)	(54,358)	(1,273,354)	(25,160)	—	(1,381,211)

At December 31, 2011 and January 1, 2012	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404
Exchange re-alignment	—	721	—	—	8,026	30,868	—	—	39,615
Provided for the year	—	146,857	—	163,323	335,878	2,134,734	38,612	—	2,819,404
Impairment loss	—	—	—	—	226,925	—	—	—	226,925
Eliminated on disposals	—	(4,762)	—	(6,565)	(5,564)	(916,065)	(7,556)	—	(940,512)

At December 31, 2012	—	1,947,912	88,988	1,037,320	2,836,842	10,180,087	316,687	—	16,407,836

CARRYING VALUE
At December 31, 2012	1,155,558	2,705,851	164,690	656,522	5,020,896	15,451,194	139,750	14,208,642	39,503,103

At December 31, 2011	381,358	2,483,467	164,690	668,401	4,107,910	13,500,407	140,430	9,827,161	31,273,824

Consolidated Financial Statements Chapter 11

25.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2012, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2011: nil).

At December 31, 2012, property, plant and equipment with carrying amount of approximately RMB5,546,226,000 (2011: RMB3,325,937,000) have been pledged to secure bank borrowings of the Group (note 37).

At 31 December 2012, the carrying amount of property, plant and equipment held under finance leases of the group was RMB225,871,000 (2011: nil).

The Group assessed the recoverable amount of property, plant and equipment and recognized impairment loss of RMB226,925,000 (2011: RMB281,994,000) (included in selling, general and administrative expenses) for the year ended December 31, 2012.

26.	OVERBURDEN IN ADVANCE

	At December 31,
	2012 RMB’000	2011 RMB’000
Overburden in advance – cost	448,889	261,441

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

Chapter 11 Consolidated Financial Statements

27.	GOODWILL

	2012	2011
	RMB’000	RMB’000
COST
At January 1	1,866,037	1,196,586
Acquisition of Syntech	—	25,642
Acquisition of Premier Coal and Wesfarmers Char	—	17,849
Acquisition of Xintai	—	653,837
Acquisition of Beisu and Yangcun	712,214	—
Exchange re-alignment	13,185	(27,877)
Impairment loss	(17,625)	—

At December 31	2,573,811	1,866,037

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613
– Yancoal Resources	640,650	628,202
– Syntech	28,581	28,035
– Premier Coal and Wesfarmers Char	17,625	17,434
– Xintai	653,837	653,837
– Beisu and Yangcun	712,214	—
Coal Railway Transportation
– Railway Assets	97,240	97,240
Electricity and heat supply
– Hua Ju Energy	239,879	239,879
Impairment loss	(17,625)	—

	2,573,811	1,866,037

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, with an assumption of discount rate of 8-11% (2011: 8-10%).

Consolidated Financial Statements Chapter 11

27.	GOODWILL (continued)

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended 31 December 2012, the Group’s management determines that the recoverable cash flows of certain cash-generating unit is less than its commercial value, the Group recognised impairment loss on goodwill of RMB17,625,000 (2011: nil) in respect of goodwill arising from the acquisition of Premier Coal and Wesfarmers Char. No indication for impairment on other goodwill.

28.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2012 RMB’000	2011 RMB’000
Equity securities listed on the SSE
– Stated at fair value	167,572	173,495
Unlisted equity securities	39,504	199,305

	207,076	372,800

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited, stated at the fair value as at December 31, 2012 of RMB161,328,000 (2011: RMB167,533,000) and RMB6,244,000 (2011: RMB5,962,000) respectively.

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

Chapter 11 Consolidated Financial Statements

29.	INTERESTS IN ASSOCIATES

	At December 31,
	2012 RMB’000	2011 RMB’000
Cost of investments in associates	2,378,927	1,565,000
Share of post-acquisition profit and other comprehensive income	260,973	118,897
Dividend received	(15,624)	—

	2,624,276	1,683,897

Information of major associates is as follows:

				At December 31,
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	2012 Interest held	2011 Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd	PRC	Registered Capital	Production and sales of chemical products, oil and coal	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	—
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	—
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	—

Except Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

Consolidated Financial Statements Chapter 11

29.	INTERESTS IN ASSOCIATES (continued)

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2012 RMB’000	2011 RMB’000
Total assets	24,751,952	15,707,916
Total liabilities	(15,289,724)	(9,621,441)

Net assets	9,462,228	6,086,475

Group’s share of net assets of associates	2,624,276	1,683,897

	For the year ended December 31,
	2012 RMB’000	2011 RMB’000
Revenue	5,030,530	4,343,215

Profit for the year	496,690	258,546

Group’s share of profit of associates	141,986	68,939

Group’s share of other comprehensive income of associates	90	—

30.	LONG TERM RECEIVABLES

	At December 31,
	2012 RMB’000	2011 RMB’000
Loan to a jointly controlled entity (i)	1,682,983	—
Others (ii)	318,475	300,083

	2,001,458	300,083

(i)	Loan to a jointly controlled entity represented a loan to Middlemount Joint Venture of AUD257,483,000. The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.
(ii)	Other long term receivables represented an investment in preference shares of a company (AUD15,300,000) with cumulative dividends and investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

Chapter 11 Consolidated Financial Statements

31.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2012 RMB’000	2011 RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Haosheng Coal Mining Limited	2,982,455	2,439,881
Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	153,000	—

	3,253,381	2,557,807

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2012, the Company made a deposit of RMB117,926,000 (2011: RMB117,926,000) in relation to this acquisition. As at December 31, 2012, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (“the mining right”) in name of Hao Sheng.

During 2011, the Company entered into another co-operative agreement with two independent third parties to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,314,000,000. In addition, the Company agreed to contribute RMB51 million in respect of increased registered capital of Hao Sheng.

On March 6, 2012, in response to the withdrawal of the allocated resources to one of the contract parties, Ordos Jin Cheng Tai Chemical Co., Ltd. (“Jin Cheng Tai”), by the Inner Mongolia government authority, the Company, together with four contract parties unanimously agreed to reduce the registered capital of Hao Sheng to RMB104,385,000 and adjust the equity interest of each contract party according to its share on the allocated resources. In addition, the Company entered into an additional agreement with Jin Cheng Tai to acquire additional 9.45% interest and adjusted the consideration paid to Jin Cheng Tai. During the year, the Company agreed with four contract parties to increase the registered capital of Hao Sheng by RMB 395,615,000.

Upon completion of the above agreements, the Company will hold 74.82% equity interest in Hao Sheng and the respective mining resources. Pursuant to the agreement, if the exploration license cannot be obtained within two years, this acquisition will be canceled and any consideration paid will be fully refunded to the Company. A supplemental agreement was entered with four contract parties during the year to extend the aforesaid terms for another two years. At December 31, 2012, the Company paid RMB 2,982,455,000 (2011: RMB 2,443,981,000) for this investment. Since this acquisition is to obtain the mining rights in name of Hao Sheng, therefore, the transaction has not been completed.

During the year, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., to act as a coal blending, storage and distribution base in Rizhao Port. The Company contributed RMB153, 000,000, representing 51% of its equity interest. At December 31, 2012, the registration procedures of such company have not yet completed.

Consolidated Financial Statements Chapter 11

32.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2012 RMB’000	2011 RMB’000
Share of net assets	1,086,985	19,453

Information on major jointly controlled entities is as follows:

					At December 31,
				2012		2011
Name of jointly controlled entity	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder and sales company	50%	90%	50%	90%
Middlemount Joint Venture (iii)	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	—	—

(i)	During 2011, the Company, through a subsidiary acquired 30% equity interest held indirectly by a shareholder of Australian Coal Processing Holding Pty Ltd. The Company’s control in the Australian Coal Processing Holding Pty Ltd increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(ii)	During 2011, the Company, through a subsidiary company, acquired 30% equity interest held indirectly by a shareholder of Ashton Coal Mines Limited. The Company’s control in the Ashton Coal Mines Limited increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(iii)	During the year, the Company, through the acquisition of Gloucester, acquired 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

Chapter 11 Consolidated Financial Statements

32.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(iv)	The above jointly controlled entities are indirectly held by the Company.

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2012 RMB’000	2011 RMB’000
Share of total assets	4,624,385	207,331
Share of total liabilities	(3,537,400)	(187,878)

Share of net assets	1,086,985	19,453

	For the year ended December 31,
	2012 RMB’000	2011 RMB’000
Share of revenue	1,235,139	1,616,364

Share of net loss	(103,217)	—

33.	INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

			At December 31,
Name of joint venture	Place of establishment and operation	Principal activity	2012 Interest held	2011 Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint venture	Australia	Coal exploration	51%	51%
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	90%	90%
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company.

Consolidated Financial Statements Chapter 11

33.	INTERESTS IN JOINT VENTURES (continued)

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2012 RMB’000	2011 RMB’000
Current assets	1,019,077	859,702
Non-current assets	20,860,234	20,243,996
Current liabilities	(20,478,765)	(284,493)
Non-current liabilities	(113,300)	(79,765)

	1,287,246	20,739,440

The Group’s share of revenue, expenses and loss before income tax of the joint ventures are set out below:

	For the year ended December 31,
	2012 RMB’000	2011 RMB’000
Revenue	6,085,954	1,007,606
Expenses	(9,282,244)	(4,246,184)

Loss before income tax	(3,196,290)	(3,238,578)

34.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2012 RMB’000	2011 RMB’000
Accounts payable	2,906,612	2,003,643
Bills payable	3,905,148	237,201

	6,811,760	2,240,844

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2012 RMB’000	2011 RMB’000
1-90 days	6,384,206	1,790,743
91-180 days	224,505	257,392
181-365 days	68,640	60,865
Over 1 year	134,409	131,844

	6,811,760	2,240,844

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Chapter 11 Consolidated Financial Statements

35.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2012 RMB’000	2011 RMB’000
Customers’ deposits	1,368,734	1,523,567
Accrued wages	1,084,200	1,047,144
Other taxes payable	204,082	431,728
Payables in respect of purchases of property, plant and equipment and construction materials	3,662,785	2,733,713
Accrued freight charges	9,434	3,871
Accrued repairs and maintenance	51,221	34,957
Staff welfare payable	187,631	94,121
Withholding tax payable	7,251	641
Deposits received from employees	24,736	12,847
Coal price adjustment fund	51,995	47,072
Accrued land subsidence, restoration, rehabilitation and environmental costs	1,446	533
Payable on compensation fee of mining rights	—	552,686
Interest payable	395,778	243,437
Others	1,964,504	618,498

	9,013,797	7,344,815

36.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2012 RMB’000	2011 RMB’000
Balance at January 1	3,181,643	2,453,231
Exchange re-alignment	24,248	(11,267)
Acquisition of Syntech	—	14,259
Acquisition of Premier Coal and Wesfarmers Char	—	168,847
Acquisition of Beisu and Yangcun	20	—
Acquisition of Gloucester	100,145	—
Additional provision in the year	1,450,557	1,513,084
Utilization of provision	(986,347)	(956,511)

Balance at December 31	3,770,266	3,181,643

Presented as:
Current portion	3,291,857	2,856,229
Non-current portion	478,409	325,414

	3,770,266	3,181,643

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Consolidated Financial Statements Chapter 11

37.	BORROWINGS

	At December 31,
	2012 RMB’000	2011 RMB’000
Current liabilities
Bank borrowings
– Unsecured borrowings (i)	5,024,476	13,193,083
– Secured borrowings (ii)	657,876	6,395,413
Loans pledged by machineries (iii)	2,000,000	—
Finance lease liabilities (iv)	30,240	—

	7,712,592	19,588,496
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	3,875,665	2,110,000
– Secured borrowings (ii)	17,967,840	12,759,324
Finance lease liabilities (iv)	202,450	—
Guaranteed notes (v)	11,237,835	—

	33,283,790	14,869,324

Total borrowings	40,996,382	34,457,820

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Within one year	5,024,476	13,193,083
More than one year, but not exceeding two years	256,000	22,000
More than two years, but not more than five years	3,619,665	2,066,000
More than five years	—	22,000

Total	8,900,141	15,303,083

At December 31, 2012, short-term borrowings amounting to RMB3,110,432,000 (2011: RMB11,892,000,000). Three new short-term borrowings of RMB1,083,858,000 (EUR130,165,000) are dominated in foreign currency with interest rates at three-months LIBOR plus a margin of 2%, approximately 2.31% (2011: nil). The remaining short-term borrowings carried interest at 5.40% – 6.56% per annum (2011: 6.06% – 6.56% per annum). Long-term borrowings amounting to RMB4,403,887,000 (2011:RMB2,000,000,000) with RMB616,222,000 payable within one year. Long-term borrowing of RMB2,404,000,000 carried interest at 6.90% per annum while the remaining carried interest at 5.80% per annum (2011: 6.90% per annum). The interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). Long-term borrowings are guaranteed by the Parent Company.

The loan of Shanxi Tianchi was a loan which acquired before the acquisition of Shanxi Tianchi with the amount of RMB110,000,000 (2011: RMB132,000,000) carried interest at 6.4% (2011: 7.05%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC. This loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The loan is guaranteed by the Parent Company.

Chapter 11 Consolidated Financial Statements

37.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows: (continued)

The short-term borrowings of Yancoal International amounting to RMB1,275,822,000 (USD203,000,000) (2011: RMB1,279,083,000), the borrowings carried interest at LIBOR plus a margin of 1.7%, approximately 2.01% (2011: LIBOR plus 2.6%, approximately 3.16%). The loan will be fully repayable at maturity.

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Within one year	657,876	6,395,413
More than one year, but not exceeding two years	685,521	6,395,413
More than two years, but not more than five years	1,105,228	6,363,911
More than five years	16,177,091	—

Total	18,625,716	19,154,737

At December 31, 2012, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB18,503,917,000 (USD2,939,655,000) (2011: RMB19,154,737,000). The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposits (note 17), property, plant and equipment (note 25), intangible assets (note 24) and other assets in Yancoal Resources.

The borrowings of RMB12,148,554,000 (USD1,930,000,000) (2011: RMB17,894,557,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.06%). The borrowings of RMB283,256,000 (USD45,000,000) (2011:RMB1,260,180,000) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.11%). The borrowings of RMB6,072,107,000 (USD964,655,000) carried interest at three-month LIBOR plus 2.8% (approximately 3.11%). Other borrowings arose from the acquisition of Gloucester, amounting to RMB121,799,000 (USD19,350,000) carried interest at 5.68%.

(iii)	Loans pledged by machineries are repayable as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Minimum payments
Within one year	2,048,167	—
Less: Future finance charges	(48,167)	—

Present value of lease payments	2,000,000	—

Consolidated Financial Statements Chapter 11

37.	BORROWINGS (continued)

(iii)	Loans pledged by machineries are repayable as follows: (continued)

	At December 31,
	2012 RMB’000	2011 RMB’000
Present value of minimum payments
Within one year	2,000,000	—
Less: Amounts due within one year and included in current liabilities	(2,000,000)	—

Amounts due after one year and included in non-current liabilities	—	—

At December 31, 2012, a loan of RMB2,000,000,000 carried interest at 6.56% per annum is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”).

(iv)	Finance lease liabilities are repayable as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Minimum payments
Within one year	44,829	—
More than one year, but not exceeding two years	44,832	—
More than two years, but not exceeding five years	148,641	—
More than five years	27,090	—

	265,392	—
Less: Future finance charges	(32,702)	—

Present value of lease payments	232,690	—

	At December 31,
	2012 RMB’000	2011 RMB’000
Present value of minimum payments
Within one year	30,240	—
More than one year, but not exceeding two years	46,943	—
More than two years, but not exceeding five years	140,829	—
More than five years	14,678	—

	232,690	—
Less: Amounts due within one year and included in current liabilities	(30,240)	—

Amounts due after one year and included in non-current liabilities	202,450	—

Finance lease liabilities of RMB232,690,000 (AUD35,599,000) was obtained from the acquisition of Gloucester during the year, which carried interest at 7.74% per annum.

Chapter 11 Consolidated Financial Statements

37.	BORROWINGS (continued)

(v)	Guaranteed notes are detailed as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Guaranteed notes denominated in USD repayable within five years	2,828,176	—
Guaranteed notes denominated in RMB repayable within five years	990,600	—
Guaranteed notes denominated in USD repayable after five years	3,456,659	—
Guaranteed notes denominated in RMB repayable over five years	3,962,400	—

	11,237,835	—

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes are unconditionally secured by the Company and the respective security is non-cancellable. For the year ended December 31, 2012, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes within PRC domicile, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2012, RMB notes of RMB4,953,000,000 include notes of RMB3,962,400,000 with a maturity period of ten years and interest rate of 4.20% per annum and notes of RMB990,600,000 with a maturity period of five years and interest rate of 4.95% per annum. For the year ended December 31, 2012, there was no redemption on the notes.

38.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2012 RMB’000	2011 RMB’000
Derivatives used for cash flow hedging:
Current assets
– Forward foreign exchange contracts	76,640	104,910
– Collar Option	14,091	—

	90,731	104,910

Current liabilities
– Forward foreign exchange contracts	13,656	42,471
– Interest rate swap contracts	114,421	179,618

	128,077	222,089

Consolidated Financial Statements Chapter 11

38.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

During the year ended December 31, 2012, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2012, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB5,390 million (2011: RMB3,279 million) and RMB746 million (2011: RMB1,553 million), all maturing within one year (2011: one year) with forward rates ranging from 0.9755 to 1.0013 (2011: ranging from 0.9182 to 1.0642 respectively) and floor price and ceiling price of 0.934 and 1.055 (2011: 0.9230 and 1.080).

As at December 31, 2012, the outstanding notional amount to buy EURO (“EUR”) (sell Australian dollars buy EUR) was approximately RMB51 million, maturing within one year with forward rate at 0.99926 (2011: nil).

As at December 31, 2012, the outstanding notional amount to buy British Pound (sell Australian dollars buy British Pound) was approximately RMB3 million, maturing within one year with forward rate at 0.99948 (2011: nil).

As at December 31, 2012, the outstanding notional amount to buy EUR (sell United States dollars buy EUR) was approximately RMB114 million maturing within one year with forward rates ranging from 1.00013 to 1.00031 (2011: nil).

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2012, the outstanding notional amount was approximately RMB6,285 million (USD1,000 million) (2011: RMB9,451 million (USD1,500 million)), contract period of four years (2011: four years) at a hedge period of 3 (2011: 3) months with fixed rate of approximately 2.75%, 2.42% and 2.41% (2011: approximately 2.75%, 2.42% and 2.41% respectively) and floating rate as LIBOR +0.75% (2011: LIBOR +0.75%). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2012, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB20.4 million (2011: RMB1.9 million) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

Chapter 11 Consolidated Financial Statements

39.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2012 RMB’000	2011 RMB’000
Balance at January 1	—	—
Acquisition of Gloucester	1,312,913	—
Change in fair value	79,423	—
Exchange re-alignment	39,852	—

Balance at December 31	1,432,188	—

For more information about contingent value rights shares liabilities, please refer to note 46.

40.	LONG-TERM PAYABLE

	At December 31,
	2012 RMB’000	2011 RMB’000
Current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	3,268	3,205
– Mining right compensation fee payable (ii)	396,285	—

	399,553	3,205
Non-current liabilities
– Deferred payment for acquisition of interests in Minerva (i)	8,088	8,159
– Mining right compensation fee payable (ii)	1,585,139	—
– Others (iii)	470,695	6,869

	2,063,922	15,028

Total	2,463,475	18,233

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by instalment from 2012 to 2017.
(iii)	Others mainly comprised of provision for marketing service fee of RMB39,971,000 and provision for forecasted excessive supply for port and rail contracts of RMB402,331,000, both arising from the acquisition of Gloucester.

Consolidated Financial Statements Chapter 11

41.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (mining reserves) RMB’000	Temporary differences on income and expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000
Balance at January 1, 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	3,846	87,322	25,090	(8,008)	—	108,250
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Acquisition of Syntech	—	—	(81,370)	55,728	—	—	(25,642)
Acquisition of Premier Coal and Wesfarmers Char	—	—	(69,154)	51,305	—	—	(17,849)
Acquisition of Xintai	—	—	(817,296)	—	—	—	(817,296)
Charge to other comprehensive income	5,190	—	—	—	—	62,073	67,263
Charge (credit) to the consolidated income statement (note 12)	—	70,100	(550,430)	487,222	(355,470)	—	(348,578)

Balance at December 31, 2011	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)
Exchange re-alignment	—	(2,253)	(90,646)	191,400	16,160	—	114,661
Acquisition of Beisu and Yangcun	—	—	(47,375)	4,109	—	—	(43,266)
Acquisition of Gloucester	—	—	(1,851,996)	778,477	258,003	—	(815,516)
Charge (credit) to other comprehensive income	1,481	—	—	—	—	(28,641)	(27,160)
Deferred tax arising from the restructuring of Australian subsidiaries	—	—	—	(141,067)	—	—	(141,067)
Charge (credit) to the consolidated income statement (note 12)	—	(9,227)	538,989	(46,703)	864,585	—	1,347,644

Balance at December 31, 2012	(22,134)	(242,887)	(3,634,784)	631,399	1,138,748	4,815	(2,124,843)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2012 RMB’000	2011 RMB’000
Deferred tax assets	5,605,284	1,335,165
Deferred tax liabilities	(7,730,127)	(3,895,304)

	(2,124,843)	(2,560,139)

At the balance sheet date, the Group has unused tax losses of RMB5,930 million (2011: RMB1,560 million) contributed by the subsidiaries available for offset against future profits. RMB1,138 million deferred tax asset has been recognized (2011: nil) for such losses. No deferred tax asset has been recognized in respect of the RMB2,134 million (2011: RMB1,560 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB298 million that will expire in 2013, losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015 and loss of RMB282 million that will expire in 2016. (2011: losses of RMB298 million that will expire in 2013 and losses of RMB357 that will expire in 2014). Other losses can carried forward indefinitely.

Chapter 11 Consolidated Financial Statements

41.	DEFERRED TAXATION (continued)

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

42.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)
	State legal person shares (held by the Parent Company)	A shares		Total
Number of shares
At January 1, 2011, January 1, 2012 and December 31, 2012	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)
	State legal person shares (held by the Parent Company)	A shares		Total
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2011, January 1, 2012 and December 31, 2012	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. All the commitment made by the Parent Company as part of the share reform plan was fulfilled. By application to local legislation, shares held by the Parent Company will become tradable shares. During the year, the Parent Company has fulfilled all the requirements. Up to the issue of these financial statements, there is no application for the right of shares trading in the market by the Parent Company and hence the shares held by the Parent Company are still not yet tradable.

Consolidated Financial Statements Chapter 11

42.	SHAREHOLDERS’ EQUITY (continued)

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2012 was RMB1,019,799,000.

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Chapter 11 Consolidated Financial Statements

42.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2012 is the retained earnings computed under PRC GAAP which amounted to approximately RMB23,733,069,000 (At December 31, 2011: RMB22,913,403,000).

43.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 37 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB86,822,738,000 (2011: RMB77,092,310,000) as at December 31, 2012.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS

44a.	Categories of financial instruments

	At December 31,
	2012 RMB’000	2011 RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	27,145,339	26,863,250
Available-for-sale financial assets	207,076	372,800
Derivative financial instruments	90,731	104,910
Royalty receivable (financial assets at fair value through profit or loss)	1,349,447	—

Financial liabilities
Amortized cost	57,348,667	41,576,750
Derivative financial instruments	128,077	222,089
Contingent value rights shares liabilities
(financial liabilities at fair value through profit or loss)	1,432,188	—

44b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amount due to Parent Company and its subsidiary companies, contingent value rights shares liabilities, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2012 and 2011, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

Chapter 11 Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 29). Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group’s PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2012, 2011 and 2010, net sales to the Group’s five largest customers accounted for approximately 19.4%, 19.4% and, 24.7% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 6.3%, 8.5%, and 13.0% of the Group’s net revenue for the years ended December 31, 2012, 2011 and 2010 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2012, 2011 and 2010.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2012 and 2011 are as follows:

	Percentage of accounts receivable At December 31,
	2012	2011
Five largest receivable balances	28.86%	60.47%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2012		31.12.2011
Counterparty	Location	Credit limit RMB’000	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000
Company A	China	Not applicable	72,000	Not applicable	—
Company B	Japan	Not applicable	54,513	Not applicable	—
Company C	Australia	Not applicable	50,477	Not applicable	—
Company D	Japan	Not applicable	49,156	Not applicable	—
Company E	Japan	Not applicable	41,971	Not applicable	—
Company F	Australia	Not applicable	—	Not applicable	181,164
Company G	Australia	Not applicable	—	Not applicable	94,248
Company H	Hong Kong	Not applicable	—	Not applicable	80,156
Company I	Korea	Not applicable	—	Not applicable	69,566
Company J	Hong Kong	Not applicable	—	Not applicable	69,482

			268,117		494,616

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2012 and 2011, over 57% and 86% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

Chapter 11 Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2012 RMB’000	2011 RMB’000	2012 RMB’000	2011 RMB’000
United States Dollar (“USD”)	18,294,655	19,309,802	2,267,878	1,025,746
Euro (“EUR”)	1,083,858	—	141	205
Hong Kong Dollar (“HKD”)	—	—	58	452
Notional amounts of sell USD foreign exchange contracts used for hedging	1,599,728	1,996,267	4,536,734	2,836,035
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	165,711	—
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	2,919	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 38. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i)
	2012 RMB’000	2011 RMB’000	2012 RMB’000	2011 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	218,169	14,311	2	17
– if RMB strengthens against respective foreign currency	(218,169)	(14,311)	(2)	(17)

	USD Impact (note ii)
	2012 RMB’000	2011 RMB’000
Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(758,859)	(873,588)
– if AUD strengthens against respective foreign currency	758,859	873,588
Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(538,200)	(680,643)
– if AUD strengthens against respective foreign currency	538,200	680,643

Chapter 11 Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD and HKD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding foreign currency bank borrowings and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 37).

The interest rate hedging policy of the Group is disclosed in note 38.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s foreign currencies borrowings.

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2012 RMB’000	2011 RMB’000
Increase (Decrease) to profit and loss
– If increases by 100 basis points	(176,676)	(114,257)
– If decreases by 100 basis points	176,676	114,257

Increase (Decrease) to shareholders’ equity
– If increases by 100 basis points	(153,106)	(78,815)
– If decreases by 100 basis points	153,106	78,815

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Chapter 11 Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000
2012
Non-derivative financial liabilities
Bills and accounts payables	N/A	6,793,293	18,467	—	—	—	6,811,760	6,811,760
Other payables	N/A	7,454,033	—	—	—	—	7,454,033	7,454,033
Amount due to Parent Company and its subsidiary companies	N/A	93,712	—	—	—	—	93,712	93,712
USD Guaranteed note	4.62%-5.80%	81,058	81,058	162,116	4,054,258	4,349,975	8,728,465	6,284,835
RMB Guaranteed note	4.42%-5.00%	—	—	240,000	1,960,000	4,990,000	7,190,000	4,953,000
Loan pledged by machineries	6.56%	32,800	2,015,367	—	—	—	2,048,167	2,000,000
Finance lease liabilities	7.74%	11,207	11,207	22,415	193,473	27,090	265,392	232,690
Bank borrowings-variable rate	2.76%-6.90%	599,726	1,501,707	3,717,194	7,085,626	17,933,866	30,838,119	27,525,857
Long-term payable	4.98%-6.50%	1,583	—	521,163	2,086,372	—	2,609,118	1,992,780
Contingent value rights shares liabilities	N/A	—	—	—	1,432,188	—	1,432,188	1,432,188

		15,067,412	3,627,806	4,662,888	16,811,917	27,300,931	67,470,954	58,780,855

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,212,915	2,212,915	—

Derivative financial instruments-gross settlement
Forward foreign exchange contracts-Outflow	N/A	1,580,690	—	19,038	—	—	1,599,728	1,599,728

Derivative financial instruments-net settlement
Interest rate swap contracts	N/A	19,462	19,462	40,006	35,491	—	114,421	114,421

Note:	the amount presented is the maximum contractual presented under guarantees issued.

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000
2011
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,205,968	34,876	—	—	—	2,240,844	2,240,844
Other payables	N/A	4,514,097	—	—	—	—	4,514,097	4,514,097
Amount due to Parent Company and its subsidiary companies	N/A	352,625	—	—	—	—	352,625	352,625
Bank borrowings-variable rate	2.76%-6.90%	7,845,689	2,344,366	10,279,014	15,970,348	34,020	36,473,437	34,457,820
Long-term payable	6.50%	1,535	—	1,474	9,807	—	12,816	11,364

		14,919,914	2,379,242	10,280,488	15,980,155	34,020	43,593,819	41,576,750

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,392,566	1,392,566	—

Derivative financial instruments-gross settlement
Forward foreign exchange contracts-Outflow	N/A	180,014	695,818	1,118,038	—	—	1,993,870	1,993,870

Derivative financial instruments-net settlement
Interest rate swap contracts	N/A	30,552	30,552	62,802	55,712	—	179,618	179,618

Note:	the amount presented is the maximum contractual presented under guarantees issued.

44c.	Fair values

the fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

Chapter 11 Consolidated Financial Statements

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values (continued)

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	At December 31
	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
2012
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	167,572	—	—	167,572
Derivative financial instruments
– Forward foreign exchange contracts	—	76,640	—	76,640
– Collar option	—	14,091	—	14,091
Financial assets at fair value through profit or loss
– Royalty receivable	—	—	1,349,447	1,349,447

	167,572	90,731	1,349,447	1,607,750

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	13,656	—	13,656
– Interest rate swap contracts	—	114,421	—	114,421
Financial liabilities at fair value through profit or loss
– Contingent value rights shares liabilities	1,432,188	—	—	1,432,188

	1,432,188	128,077	—	1,560,265

Consolidated Financial Statements Chapter 11

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values (continued)

	At December 31
	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
2011
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	173,495	—	—	173,495
Derivative financial instruments
– Forward foreign exchange contracts	—	104,910	—	104,910

	173,495	104,910	—	278,405

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	42,471	—	42,471
– Interest rate swap contracts	—	179,618	—	179,618

	—	222,089	—	222,089

There were no transfers between Levels 1 and 2 during the year ended December 31, 2012 and 2011.

Chapter 11 Consolidated Financial Statements

45.	ACQUISITION OF BEISU AND YANGCUN

On April 23, 2012, the Company entered into the assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The transaction was completed on May 31, 2012. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the purchase method.

The net assets of Beisu and Yangcun acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value Adjustments RMB’000	Fair values RMB’000
Bank balances and cash	8,131	—	8,131
Accounts receivable and other receivables	96,626	—	96,626
Inventories	2,731	286	3,017
Interests in associates	3,927	—	3,927
Property, plant and equipment, net	285,515	—	285,515
Intangible assets	275,097	189,503	464,600
Accounts payable and other payables	(708,584)	1,982	(706,602)
Deferred taxation	4,181	(47,447)	(43,266)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(20)	—	(20)

Net assets acquired			111,928
Goodwill arising on acquisition			712,214

			824,142

Considerations:
Cash paid on acquisition			824,142

Net cash outflow arising on acquisition:
Cash outflow arising on acquisition			(824,142)
Bank balance and cash acquired			8,131

			(816,011)

During the period from the acquisition date to December 31, 2012, Beisu and Yangcun did not contribute any significant revenue or profit to the Group. Goodwill arose because the Group can increase its production capacity in coal and the coverage of exploration from this acquisition.

Consolidated Financial Statements Chapter 11

46.	ACQUISITION OF GLOUCESTER

During the year, a wholly-owned subsidiary of the Company, Yancoal Australia, merged with Gloucester. The merger was completed on June 27, 2012. Yancoal Australia acquired Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 CVR shares. Gloucester is a company listed on the ASX. Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The ordinary shares and CVR shares of Yancoal Australia were listed on the ASX on June 28, 2012. Gloucester mainly engaged in production of coking coal and thermal coal. The net assets acquired were included in the mining segment.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts RMB’000	Fair value Adjustments RMB’000	Fair values RMB’000
Bank balances and cash	237,315	—	237,315
Accounts receivable and other receivables	605,407	(379,589)	225,818
Inventories	232,490	(3,076)	229,414
Investments in jointly control entities	1,951,741	(814,218)	1,137,523
Investment in securities	47,026	—	47,026
Royalty receivable	1,243,158	46,857	1,290,015
Property, plant and equipment, net	2,611,394	761,968	3,373,362
Construction in progress	257,395	93,729	351,124
Intangible assets	4,908,788	710,512	5,619,300
Long term receivables	1,329,578	—	1,329,578
Accounts payable and other payables	(3,988,052)	71,332	(3,916,720)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(100,145)	—	(100,145)
Long term payables	(1,324,852)	781,691	(543,161)
Tax recoverable	14,978	—	14,978
Deferred taxation	(1,283,674)	468,158	(815,516)
Borrowings	(3,725,732)	—	(3,725,732)

Net assets acquired			4,754,179
Bargain purchase			(1,269,269)

			3,484,910

Considerations:
Fair value of ordinary shares issued by Yancoal Australia			2,138,130
Fair value of CVR shares issued			1,312,913
Direct expenses incurred on the issuance of ordinary shares and CVR shares of Yancoal Australia			33,867

			3,484,910

Net cash inflow arising on acquisition:
Bank balance and cash acquired			237,315

Chapter 11 Consolidated Financial Statements

46.	ACQUISITION OF GLOUCESTER (continued)

Bargain purchase arises because the consideration (number of shares to be issued) was fixed when the merger proposal was announced. Upon the date of completion, the market capitalization and the market price of shares dropped and hence the total consideration paid were less than the fair value of net identifiable assets acquired because there is no mechanism to adjust the number of shares to be issued.

During the period from the acquisition date to December 31, 2012, Gloucester have contributed a total revenue of RMB1,658 million and an operating loss of RMB387 million.

If the acquisition had occurred on January 1, 2012, the consolidated revenue and net profit of the Group for the year ended December 31, 2012 would have been RMB59,839 million and RMB4,846 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed by January 1, 2012 and could not serve as a basis for the forecast of future operation result.

The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the transaction is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders meeting (or shares of the condition that is required by the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to enroll the new securities and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

The valuation of the shares issued by Yancoal Australia and the CVR shares are stated at market value.

47.	ACQUISITION OF THREE SUBSIDIARIES

In 2009, the Group signed a co-operation agreement with an independent third party for the acquisition of 100% equity of Yize. The acquisition was completed on April 30, 2010 with a consideration of RMB179.7 million being paid to the shareholders of Yize.

In 2010, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) with cash consideration of RMB4.4 million and RMB6 million respectively.

Yize, Rongxin Chemicals and Daxin Industrial have not engaged in any operating activities at the acquisition date and the acquisitions were reflected as purchases of assets and liabilities of which no goodwill was recognized.

Consolidated Financial Statements Chapter 11

47.	ACQUISITION OF THREE SUBSIDIARIES (continued)

Net book values of the acquired net assets at acquisition dates are as follow:

Carrying amounts RMB’000
Inventories	7
Prepayments and other receivables	15,600
Property, plant and equipment, net	4,751
Prepaid lease payments	55,418
Intangible assets	131,985
Other payables	(17,666)

Net assets acquired	190,095

Considerations:
Cash paid on acquisition	133,000
Deposit paid for acquisition of investment in prior year	57,095

190,095

Net cash outflow arising on acquisition	(133,000)

48.	ACQUISITION OF AN YUAN COAL MINE

In 2010, Ordos signed a co-operation agreement with an independent third party for the acquisition of An Yuan Coal Mine at a consideration of RMB1,435 million. The acquisition was completed during 2011.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date are as follow:

Carrying amounts RMB’000
Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500

Net assets acquired	1,435,000

Considerations:
Cash paid on acquisition	355,000
Deposit paid for acquisition of investment in prior year	1,080,000

1,435,000

Net cash outflow arising on acquisition	(355,000)

Chapter 11 Consolidated Financial Statements

49.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. During 2011, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

50.	ACQUISITION OF SYNTECH

On May 13, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests in Syntech and its subsidiaries for a cash consideration of AUD208,480,000. The equity transfer was completed on August 1, 2011. The principal business of Syntech and its subsidiaries include exploration, production, sorting and processing of coal, the major product of which is thermal coal. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the method.

The net assets of Syntech acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000
Bank balances and cash	51,828	—	51,828
Accounts receivable and other receivables	118,042	—	118,042
Inventories	85,190	28,539	113,729
Property, plant and equipment, net	1,227,053	(301,522)	925,531
Intangible assets	121,140	271,234	392,374
Accounts and other payables	(219,243)	—	(219,243)
Deferred tax	—	(25,642)	(25,642)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(14,259)	—	(14,259)

Net assets acquired			1,342,360
Goodwill arising on acquisition			25,642

			1,368,002

Total consideration satisfied by:
Cash consideration paid on acquisition			1,368,002

Net cash outflow arising on acquisition:
Cash paid on acquisition			(1,368,002)
Bank balances and cash acquired			51,828

			(1,316,174)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

Consolidated Financial Statements Chapter 11

51.	ACQUISITION OF PREMIER COAL AND WESFARMERS CHAR

On September 27, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests of both Premier Coal and Wesfarmers Char as a package for a cash consideration of AUD313,533,000. The equity transfer was completed on December 30, 2011. For Premier Coal, the principal businesses are exploration, production and processing of coal; for Wesfarmers Char, the principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Premier Coal and Wesfarmers Char acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000
Accounts and other receivable	91,416	—	91,416
Inventories	68,956	4,666	73,622
Property, plant and equipment, net	1,484,398	264,216	1,748,614
Intangible assets	—	511,186	511,186
Accounts and other payables	(198,715)	—	(198,715)
Deferred tax	(123,377)	105,528	(17,849)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(168,847)	—	(168,847)

Net assets acquired			2,039,427
Goodwill arising on acquisition			17,849

			2,057,276

Total consideration satisfied by:
Cash consideration paid on acquisition			2,057,276

Net cash outflow arising on acquisition:
Cash paid on acquisition			(2,057,276)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

Chapter 11 Consolidated Financial Statements

52.	ACQUISITION OF XINTAI

In 2011, the Company entered into an agreement with independent third party to acquire 80% equity interests in Xintai at a cash consideration of RMB2,801,557,000. The acquisition was completed in 2011. Xintai owns and operates Wenyu Coal Mine located in Inner Mongolia. The principle businesses are coal mining and sales. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Xintai acquired and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000
Property, plant and equipment, net	182,403	(14,427)	167,976
Intangible assets	50,362	3,283,608	3,333,970
Deferred tax	—	(817,296)	(817,296)

Net assets acquired			2,684,650
Non-controlling interests			(536,930)
Goodwill arising on acquisition			653,837

			2,801,557

Considerations:
Cash paid on acquisition			2,751,557
Outstanding consideration payable			50,000

			2,801,557

Net cash outflow arising on acquisition
Cash paid on acquisition			(2,751,557)

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operation by the Group, and operational synergies and strategic benefits.

Consolidated Financial Statements Chapter 11

53.	DISPOSAL OF A JOINT VENTURE

During the year ended December 31, 2010, the Group disposed of its 51% interest in Minerva joint venture to an independent third party at a consideration of AUD191,860,000 (RMB1,235,840,000).

Net assets of joint venture dispose of are as follows:

Carrying amounts
RMB’000
Total assets	1,401,548
Total liabilities	(283,636)

1,117,912
Gain on disposal of a joint venture	117,928

Total consideration	1,235,840

Cash inflow of the disposal
Cash consideration	1,235,840
Disposal of cash and bank balance	(88,019)

Net cash inflow from the disposal of Minerva	1,147,821

During 2010, the Group has also disposed of its interests in Minerva Mining Pty Ltd, Minerva Coal Pty Ltd and Felix Coal Sales Pty Ltd, subsidiaries related to the operations of Minerva joint venture. The subsidiaries are not material to the Group and their assets, liabilities and related profit or loss on disposal have been included in the above disposal of a joint venture.

54.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Balances and transactions with related party

	At December 31,
	2012 RMB’000	2011 RMB’000
Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	1,039,461	648,201
– Jointly controlled entities	—	181,164
Prepayments and other receivables
– Parent Company and its subsidiaries	109,662	127,367
– Jointly controlled entities	187,324	198,780
Bills and accounts payable
– Jointly controlled entities	—	181
Other payables and accrued expenses
– Parent Company and its subsidiaries	1,674,286	1,075,627

Chapter 11 Consolidated Financial Statements

54.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

The amounts due from/to the Parent Company and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Income
Sales of coal	3,162,122	2,088,794	2,672,424
Sales of auxiliary materials	425,957	485,676	454,254
Sales of heat and electricity	167,295	180,808	235,002
Sales of methanol	47,909	—	—
Expenditure
Utilities and facilities	35,906	31,646	34,006
Purchases of supply materials and equipment	1,552,758	696,802	421,606
Repair and maintenance services	327,600	323,550	262,478
Social welfare and support services	802,540	848,121	794,621
Technical support and training	—	26,000	26,000
Road transportation services	67,654	73,638	64,945
Construction services	689,787	718,155	655,311

Expenditures for social welfare and support services (excluding medical and child care expenses) of RMB176,820,000, RMB269,182,000 and RMB259,575,000 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, no technical support and training expenses charged by the Parent company for the year ended December 31, 2012 (2011: RMB26,000,000) (2010: RMB26,000,000). These expenses will be negotiated with the Parent Company each year.

On April 23, 2012, the Company entered into the assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Details of this acquisition are set out in note 45.

As at 31 December, 2012, the Company has deposited RMB1,719,621,000 (2011: RMB1,820,000,000) (2010: RMB1,400,000,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB7,986,000 (2011: RMB7,665,000) (2010: RMB680,000) and RMB1,411,000 (2011: RMB10,119,000) (2010: nil) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 56).

Consolidated Financial Statements Chapter 11

54.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a large group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Trade sales	10,503,203	8,487,421	9,823,814
Trade purchases	4,500,994	2,597,741	1,581,427

Material balances with other state-controlled entities are as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
Amounts due to other state-controlled entities	592,267	580,726
Amounts due from other state-controlled entities	1,361,139	681,413

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 34).

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Chapter 11 Consolidated Financial Statements

54.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with jointly controlled entities

	At December 31,
	2012 RMB’000	2011 RMB’000
Due from a jointly controlled entity (note 30)	1,682,983	—

The amount due from a jointly controlled entity is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB17,831,000.

During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB1,030,323,000 (2011: RMB1,363,241,000).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000
Directors’ fee	520	484	452
Salaries, allowance and other benefits in kind	5,850	4,864	4,548
Retirement benefit scheme contributions	1,033	834	778

	7,403	6,182	5,778

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

55.	COMMITMENTS

	At December 31,
	2012 RMB’000	2011 RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	2,626,207	2,022,362
– share of joint ventures	310,912	179,166
Acquisition of intangible assets
– the Group	—	1,947
– share of joint ventures	30	158

	2,937,149	2,203,633

Consolidated Financial Statements Chapter 11

55.	COMMITMENTS (continued)

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2011: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2012, deposit of RMB1,567 million (2011: RMB732 million) were made and the Company is committed to further make security deposit of RMB1,069 million (2011: RMB1,904 million).

The Company and four contract parties entered into an agreement to acquire 74.82% interest in Hao Sheng at the consideration of RMB7,159,220,000. As at December 31, 2012, total amount paid by the Company in respect of this investment was RMB2,982,455,000 (2011: RMB2,443,981,000). Details related to acquisition of Hao Sheng are set out in note 31.

56.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on May 8, 2012 (2011: November 7, 2008), the monthly contribution rate is 20% (2011: 20%; 2010: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2010 to December 31, 2012. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB857,352,000, RMB760,906,000, and RMB640,933,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

Chapter 11 Consolidated Financial Statements

57.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2012, 2011 and 2010. Such expenses, amounting to RMB137,200,000, RMB140,000,000 and RMB140,000,000 for each of the three years ended December 31, 2012, 2011 and 2010 respectively, have been included as part of the social welfare and support services expenses summarized in note 54.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

58.	POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the Company additional paid RMB1,025,516,000 to Jin Cheng Tai in respect of the acquisition of Hao Sheng. Up to the date of the report, the Company in aggregate paid total consideration of RMB4,007,971,000, which equivalent to 63% of the committed amount.

59.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2012, the Group acquired certain property, plant and equipment, of which RMB3,662,785,000 (2011: RMB2,733,713,000) have not yet been paid.

Consolidated Financial Statements Chapter 11

60.	OPERATING LEASE COMMITMENTS

	At December 31,
	2012 RMB’000	2011 RMB’000
Within one year	40,160	7,178
More than one year, but not more than five years	65,756	3,210

	105,916	10,388

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

61.	CONTINGENT LIABILITIES

	At December 31,
	2012 RMB’000	2011 RMB’000
Guarantees
(a) The Group
Guarantees secured over deposits	13,256	—
Performance guarantees provided to daily operations	1,818,000	1,099,755
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	352,481	263,603
(b) Joint ventures
Performance guarantees provided to daily operations	745	731
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	28,432	28,477

	2,212,914	1,392,566

Chapter 11 Consolidated Financial Statements

62.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2012 RMB’000	2011 RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	9,388,641	6,014,806
Term deposits	3,104,576	9,543,214
Restricted cash	6,000	11,913
Bills and accounts receivable	6,542,549	6,518,057
Inventories	385,505	448,994
Loans to subsidiaries	2,161,000	2,370,000
Prepayments and other receivables	10,097,950	4,458,831
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	31,699,555	29,379,149
NON-CURRENT ASSETS
Mining reserves	2,249,230	65,744
Prepaid lease payments	481,511	494,792
Property, plant and equipment	7,618,781	7,158,054
Goodwill	819,561	107,346
Investment in subsidiaries (note a)	12,839,645	15,670,171
Investments in securities	176,571	182,495
Investments in associates	2,363,302	1,565,000
Loan to subsidiaries	7,372,000	5,853,000
Deposit made on investment	3,253,381	2,557,807
Deferred tax asset	914,820	952,212

TOTAL NON-CURRENT ASSETS	38,088,802	34,606,621

TOTAL ASSETS	69,788,357	63,985,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Derivative financial instruments	114,421	179,618
Bills and accounts payable	981,423	1,072,793
Other payables and accrued expenses	5,543,609	4,452,965
Provision for land subsidence, restoration, rehabilitation and environmental costs	3,217,912	2,714,554
Borrowings-due within one year	5,726,654	11,892,000
Long term payable-due within one year	396,285	—
Amounts due to Parent Company and its subsidiary companies	84,547	321,709
Taxes payable	1,095,305	1,950,768

TOTAL CURRENT LIABILITIES	17,160,156	22,584,407
NON-CURRENT LIABILITIES
Borrowings-due after one year	8,730,667	2,000,000
Contingent value rights shares liabilities	1,432,188	—
Long term payable	1,605,891	2,869

TOTAL NON-CURRENT LIABILITIES	11,768,746	2,002,869

TOTAL LIABILITIES	28,928,902	24,587,276

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	40,859,455	39,398,494

TOTAL LIABILITIES AND EQUITY	69,788,357	63,985,770

Consolidated Financial Statements Chapter 11

62.	INFORMATION OF THE COMPANY (continued)

(a)	Details of the Company’s major subsidiaries at December 31, 2012 and 2011 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting		Principal activities
			2012		2011		power held
			Directly	Indirectly	Directly	Indirectly	2012	2011
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia
Heze (note 1)	PRC	RMB3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales
Yancoal Australia (note 2)	Australia	AUD656,700,717	78%	—	100%	—	78%	100%	Investment holding
Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note1)	PRC	RMB5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note 1)	PRC	RMB1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business
Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note 1)	PRC	RMB600,000,000	100%	—	100%	—	100%	100%	Investment holding
Shanxi Tianchi (note 1)	PRC	RMB90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note 1)	PRC	RMB150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business
Hua Ju Energy (note 1)	PRC	RMB288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply
Ordos (note 1)	PRC	RMB3,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales
Yize (note 1)	PRC	RMB136,260,500	—	100%	—	100%	100%	100%	Development of methanol project
Rongxin Chemicals (note 1)	PRC	RMB3,000,000	—	100%	—	100%	100%	100%	Development of methanol project
Daxin Industrial (note 1)	PRC	RMB4,107,432	—	100%	—	100%	100%	100%	Development of methanol project
Xintai (note 1)	PRC	RMB5,000,000	—	80%	—	80%	80%	80%	Coal mining and sales
Yancoal International	Hong Kong	USD2,800,000	100%	—	100%	—	100%	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD600,000	—	100%	—	100%	100%	100%	Coal resource exploration development
Yancoal International Technology Development Co., Limited	Hong Kong	USD1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development
Yancoal International Trading Co., Limited	Hong Kong	USD1,000,000	—	100%	—	—	100%	—	Entrepot trade

Chapter 11 Consolidated Financial Statements

62. INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting		Principal activities
			2012		2011		power held
			Directly	Indirectly	Directly	Indirectly	2012	2011
Yancoal Technology (Holdings) Co., Ltd.	Australia	AUD75,407,506	—	100%	—	—	100%	—	Holdings company
Yancoal Resources	Australia	AUD446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia
Trading Centre (Note 1)	PRC	RMB100,000,000	51%	—	—	—	51%	—	Coal sales
Beisheng Industry and Trade (Note 1)	PRC	RMB2,404,000	100%	—	—	—	100%	—	Coal Mining and sales
Ashton Coal Operations Pty Limited	Australia	AUD5	—	100%	—	100%	100%	100%	Management of operations
Athena Coal Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
Felix NSW Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Investment holding
Moolarben Coal Mines Pty Limited	Australia	AUD1	—	100%	—	100%	100%	100%	Coal business development
Moolarben Coal Operations Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Management of coal operations
Moolarben Coal Sales Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal sales
Proserpina Coal Pty Ltd	Australia	AUD1	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings Pty Ltd	Australia	AUD223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation
Duralie Coal Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Coal mining
Gloucester	Australia	AUD719,720,808	—	100%	—	—	100%	—	Coal resource exploration development
Auriada Limited	Northern Ireland	AUD5	—	100%	—	—	100%	—	No business in Australia, to be liquidated
Ballymoney Power Limited	Northern Ireland	AUD5	—	100%	—	—	100%	—	No business in Australia, to be liquidated
Balhoil Nominees Pty Ltd	Australia	AUD7,270	—	100%	—	—	100%	—	No business in Australia
SASE Pty Limited	Australia	AUD9,650,564	—	90%	—	—	100%	—	No business in Australia, to be liquidated
CIM Mining Pty Ltd	Australia	AUD30,180,720	—	100%	—	—	100%	—	No business in Australia
Donaldson Coal Holdings Ltd	Australia	AUD204,945,942	—	100%	—	—	100%	—	Holdings company

Consolidated Financial Statements Chapter 11

62. INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting		Principal activities
			2012		2011		power held
			Directly	Indirectly	Directly	Indirectly	2012	2011
Monash Coal Holdings Pty Ltd	Australia	AUD100	—	100%	—	—	100%	—	Dormant
CIM Stratford Pty Ltd	Australia	AUD21,558,606	—	100%	—	—	100%	—	Dormant
CIM Services Pty Ltd	Australia	AUD8,400,002	—	100%	—	—	100%	—	Dormant
Donaldson Coal Pty Ltd	Australia	AUD6,688,782	—	100%	—	—	100%	—	Coal mining and sales
Agrarian Finance Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Dormant
Monash Coal Pty Ltd	Australia	AUD200	—	100%	—	—	100%	—	Coal mining and sales
Newcastle Coal Company Pty Ltd	Australia	AUD2,300,999	—	100%	—	—	100%	—	Coal mining and sales
Syntech Holdings II Pty Ltd	Australia	AUD6,318,490	—	100%	—	100%	100%	100%	Investment holding
Tonford Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
UCC Energy Pty Limited	Australia	AUD2	—	100%	—	100%	100%	100%	Ultra clean coal technology
Wesfarmers Char	Australia	AUD1,000,000	—	100%	—	100%	100%	100%	Research and development of the technology and procedures of processing coal
Wesfarmers Premier Coal Limited	Australia	AUD8,779,250	—	100%	—	100%	100%	100%	Exploration, production and processing of coal
White Mining (NSW) Pty Limited	Australia	AUD10	—	100%	—	100%	100%	100%	Coal mining and sales
White Mining Research Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Services Pty Limited	Australia	AUD2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Limited	Australia	Ordinary shares AUD3,300,000 A Shares AUD200	—	100%	—	100%	100%	100%	Investment holding and management of operations
Yancoal Canada	Canada	USD290,000,000	—	100%	—	100%	100%	100%	Potash exploration
Mountfield Properties Pty Ltd	Australia	AUD100	—	100%	—	100%	100%	100%	Investment holding
AMH (Chinchilla Coal) Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
Syntech Resources Pty Ltd	Australia	AUD1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales
Yancoal Luxembourg	Luxembourg	USD500,000	—	100%	—	100%	100%	100%	Investment holding
Yarrabee Coal Company Pty Ltd	Australia	AUD92,080	—	100%	—	100%	100%	100%	Coal mining and sales
Westralian Prospectors NL	Australia	AUD93,001	—	100%	—	—	100%	—	No business in Australia

Chapter 11 Consolidated Financial Statements

62. INFORMATION OF THE COMPANY (continued)

(a)	(continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting		Principal activities
			2012		2011		power held
			Directly	Indirectly	Directly	Indirectly	2012	2011
Eucla Mining NL	Australia	AUD707,500	—	100%	—	—	100%	—	No business in Australia
CIM Duralie Pty Ltd	Australia	AUD665	—	100%	—	—	100%	—	No business in Australia
Duralie Coal Marketing Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	No business in Australia
Gloucester (SPV) Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Holdings company
Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Holdings company
Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Holdings company
Donaldson Coal Finance Pty Ltd	Australia	AUD10	—	100%	—	—	100%	—	Investment company
Stradford Coal Pty Ltd	Australia	AUD10	—	100%	—	—	100%	—	Coal mining
Straford Coal Marketing Pty Ltd	Australia	AUD10	—	100%	—	—	100%	—	Coal sales
Abakk Pty Ltd	Australia	AUD6	—	100%	—	—	100%	—	No business in Australia, to be liquidated
Primecoal International Pty Ltd	Australia	AUD1	—	100%	—	—	100%	—	No business in Australia, to be liquidated
Athena Holdings P/L	Australia	AUD24,450,405	—	100%	—	—	100%	—	Holding company
Premier Coal Holdings P/L	Australia	AUD321,613,108	—	100%	—	—	100%	—	Holdings company
Tonford Holdings P/L	Australia	AUD46,407,917	—	100%	—	—	100%	—	Holdings company
Wilpeena Holdings P/L	Australia	AUD3,457,381	—	100%	—	—	100%	—	Holdings company
Yancoal Energy P/L	Australia	AUD202,977,694	—	100%	—	—	100%	—	Holdings company
Yancoal Technology Development Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	LTCC technical development and equipment rental

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial and Xintai are established in the PRC as limited liability companies.

Note 2:	The investment cost of RMB2,468,687,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2012, the market value of these share was approximately RMB5,068,829,000 (AUD775,489,000) (2011: N/A).

Consolidated Financial Statements Chapter 11

62. INFORMATION OF THE COMPANY (continued)

(b)	The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at January 1, 2011	4,918,400	2,981,002	3,601,217	3,859,313	86,416	19,958,765	35,405,113
Profit for the year	—	—	—	—	—	6,910,809	6,910,809
Fair value changes of available-for-sale investment	—	—	—	—	(15,573)	—	(15,573)
Appropriations to reserves	—	—	386,602	676,464	—	(1,063,066)	—
Dividends	—	—	—	—	—	(2,901,855)	(2,901,855)

Balance at December 31, 2011	4,918,400	2,981,002	3,987,819	4,535,777	70,843	22,904,653	39,398,494

Balance at January 1, 2012	4,918,400	2,981,002	3,987,819	4,535,777	70,843	22,904,653	39,398,494
Profit for the year	—	—	—	—	—	4,268,891	4,268,891
Fair value changes of available-for-sale investment	—	—	—	—	(4,442)	—	(4,442)
Appropriations to reserves	—	—	484,733	402,573	—	(887,306)	—
Dividends	—	—	—	—	—	(2,803,488)	(2,803,488)

Balance at December 31, 2012	4,918,400	2,981,002	4,472,552	4,938,350	66,401	23,482,750	40,859,455

Chapter 11 Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charged to expenses when acquired.

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC

GAAP but charged to expenses when acquired.

(2)	Consolidation using acquisition method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun have been accounted for using the acquisition method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Beisu and Yangcun acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Consolidated Financial Statements Chapter 11

SUPPLEMENTAL INFORMATION (continued)

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) (continued)

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the			Net assets attributable to
	equity holders of the Company			equity holders of the
	for the year ended December 31,			Company as at December 31,
	2012 RMB’000	2011 RMB’000	2010 RMB’000	2012 RMB’000	2011 RMB’000
As per consolidated financial statements prepared under IFRS	6,218,969	8,928,102	9,281,386	45,826,356	42,634,490
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	(302,424)	(277,672)	(222,320)	—	—
– reversal of provision of work safety cost	(436,024)	(148,441)	(147,235)	(615,984)	(535,480)
– fair value adjustment on mining rights of Shanxi Group and related amortization	7,547	6,053	6,053	(181,787)	(108,696)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	—	—	(1,240,685)	(528,470)
– deferred tax	157,538	89,781	70,283	936,685	737,916
– others	(123,759)	24,967	20,454	(61,333)	(611)

As per consolidated financial statements prepared under PRC GAAP	5,515,847	8,622,790	9,008,621	44,663,252	42,199,149

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Chapter 12 Auditors’ Report (PRC)

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED,

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at December 31, 2012, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

I.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and fair presentation of these financial statements. These responsibilities include: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises to achieve fair presentation of the financial statements; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

II.	AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditors’ Report (PRC) Chapter 12

III.	OPINION

In our opinion, the financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises in all material respects and present fairly the consolidated and the company’s financial position of the company as at 31 December 2012, and of their consolidated and the company’s financial performance and cash flows for the year then ended.

Shine Wing Certified Public Accountants (special general partnership)	Chinese Certified Public Accountant

Chinese Certified Public Accountant

Beijing China

March 22, 2013

Chapter 13 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED BALANCE SHEET

31-Dec-12

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	DEC 31, 2012	DEC 31, 2011
CURRENT ASSET:
Cash at bank and on hand	VI.1	16,094,404,446	18,105,579,319
Excess reserves settlement
Lending to banks and other financial institutions
Financial assets held for trade
Notes receivable	VI.2	6,533,199,881	7,152,620,511
Accounts receivable	VI.3	926,402,771	815,157,475
Prepayments	VI.4	692,043,306	824,411,964
Premiums receivable
Accounts receivable of reinsurance
Reserve for reinsurance contract receivable
Interest receivable		21,408,568	17,265,975
Dividends receivable
Other receveiables	VI.5	3,595,461,780	3,069,166,771
Purchase of resold financial assets
Inventories	VI.6	1,565,530,764	1,394,679,193
Non-current assets within one year
Other current assets	VI.7	3,617,822,205	2,857,949,797

TOTAL CURRENT ASSETS		33,046,273,721	34,236,831,005

NON CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	VI.8	167,893,280	333,617,636
Held-to-maturity investments
Long-term accounts receivable	VI.9	1,989,011,581	300,082,542
Long-term equity investments	VI.10	3,750,443,460	1,747,778,937
Investment property
Fixed assets	VI.11	24,678,476,850	21,185,930,552
Construction in progress	VI.12	17,261,615,067	12,082,244,675
Construction materials	VI.13	75,492,381	31,561,191
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets	VI.14	31,036,002,185	24,657,104,675
Development expenditure
Goodwill	VI.15	1,333,113,688	1,337,553,543
Long-term deferred expenses		45,154,622	12,779,427
Deferred tax assets	VI.16	6,558,987,653	2,046,011,436
Other non-current assets	VI.17	1,359,122,610	117,925,900

TOTAL NON-CURRENT ASSETS		88,255,313,377	63,852,590,514

TOTAL ASSETS		121,301,587,098	98,089,421,519

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 225 to page 238 are signed by the following persons-in charge.

Head of the Company: Li, Weimin Chief Financial Officer: Wu, Yuxiang Head of Accounting Department: Zhao, Qingchun

Financial Statements and Notes (Under PRC CASs) Chapter 13

CONSOLIDATED BALANCE SHEET (continued)

31-Dec-12

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	DEC 31, 2012	DEC 31, 2011
CURRENT LIABILITIES:
Short-term loans	VI.19	4,386,253,208	13,171,082,700
Borrowings from central bank
Deposits absorption and deposits between companies
Borrowings from banks or other financial institutions
Financial liabilities held for trade
Notes payable	VI.20	3,905,148,273	240,824,185
Accounts payable	VI.21	3,004,846,548	2,054,240,242
Advances from customers	VI.22	1,368,733,637	1,740,484,646
Amounts from sale of repurchased financial assets
Service charge and commissions payable
Salaries and wages payable	VI.23	1,087,750,200	1,150,954,174
Taxes payable	VI.24	855,626,011	2,530,477,731
Interest payable	VI.25	458,189,885	252,468,903
Dividends payable		90,609
Other payables	VI.26	3,205,528,299	3,181,363,668
Accounts receivable reinsurance
Reserve for insurance contract
Acting trading securities
Acting underwriting securities
Non-current liabilities due within one year	VI.27	6,278,469,664	8,766,204,849
Other current liabilities	VI.7	3,744,701,500	3,199,224,715

TOTAL CURRENT LIABILITIES		28,295,337,834	36,287,325,813

NON-CURRENT LIABILITIES:
Long-term loan	VI.28	21,843,506,363	14,869,322,500
Bonds payables	VI.29	11,237,835,120
Long-term payables	VI.30	1,835,647,310	8,158,667
Special accounts payable
Provisions	VI.31	892,109,414	325,413,915
Deferred tax liabilities	VI.16	7,747,146,276	3,859,784,843
Other non-current liabilities	VI.32	1,460,580,249	6,868,994

TOTAL NON CURRENT LIABILITIES		45,016,824,732	19,069,548,919

TOTAL LIABILITIES		73,312,162,566	55,356,874,732

SHAREHOLDERS’ EQUITY:
Share capital	VI.33	4,918,400,000	4,918,400,000
Capital reserves	VI.34	3,402,026,722	4,474,780,903
less: treasury stock
Special reserves	VI.35	3,074,316,044	2,414,752,299
Surplus reserves	VI.36	4,983,461,072	4,580,888,473
Provision for general risk
Retained earnings	VI.37	28,364,155,548	26,054,369,382
Foreign currency translation reserves		-79,107,166	-376,828,595

Equity attributable to shareholders of the Company		44,663,252,220	42,066,362,462
Minority interest	VI.38	3,326,172,312	666,184,325

TOTAL SHAREHOLDERS’ EQUITY		47,989,424,532	42,732,546,787

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		121,301,587,098	98,089,421,519

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

BALANCE SHEET OF THE PARENT COMPANY

31-Dec-12

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	DEC 31, 2012	DEC 31, 2011
CURRENT ASSET:
Cash at bank and on hand		12,499,217,088	15,569,932,397
Financial assets held for trading
Notes receivable		6,417,995,607	7,145,440,261
Accounts receivable	XIII.1	124,552,897	20,793,193
Prepayments		41,942,059	58,345,878
Intersts receivable		444,193,921	74,595,870
Dividends receivable		99,666	—
Other receveiables	XIII.2	10,443,434,474	4,998,305,747
Inventories		385,505,252	448,994,470
Non-current assets due within one year
Other current assets		2,490,531,458	1,901,128,410

TOTAL CURRENT ASSETS		32,847,472,422	30,217,536,226

NON CURRENT ASSETS:
Available-for-sale financial assets		167,571,250	173,494,658
Hold-to-maturity investment		9,533,000,000	8,223,000,000
Long-term accounts receivable
Long-term equity investments	XIII.3	15,031,554,824	16,919,454,979
Investment property
Fixed assets		6,999,110,731	6,581,907,548
Construction in progress		117,752,887	111,477,324
Construction materials		1,259,016	1,395,921
Disposal of fixed assets
Productive biological assets
Oil gas assets
Intangible assets		2,562,229,286	573,802,704
Development expenditure
Goodwill
Long-term deferred expenses		59,375	66,875
Deferred tax assets		1,782,228,741	1,645,270,657
Other non current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		36,312,692,010	34,347,796,566

TOTAL ASSETS		69,160,164,432	64,565,332,792

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 13

BALANCE SHEET OF THE PARENT COMPANY (continued)

31-Dec-12

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	DEC 31, 2012	DEC 31, 2011
CURRENT LIABILITIES:
Short-term loan		3,110,431,679	11,892,000,000
Financial liabilities held for trade		114,420,572	179,617,737
Notes payable		68,537,412	240,824,185
Accounts payable		997,432,294	878,689,806
Advances from customers		1,207,126,925	1,462,269,341
Salaries and wages payable		527,240,907	630,939,956
Taxes payable		1,214,552,200	2,302,909,102
Interest payable		138,144,477	—
Dividends payable
Other payable		3,416,921,962	2,971,038,728
Non-current liabilities due within one year		3,012,507,022	—
Other current liabilities		3,405,778,261	2,807,948,200

TOTAL CURRENT LIABILITIES		17,213,093,711	23,366,237,055

NON-CURRENT LIABILITIES:
Long-term loans		3,777,666,667	2,000,000,000
Bonds payable		4,953,000,000	—
Long-term payable		1,585,139,200	—
Special accounts payable
Provisions
Deferred tax liabilities		22,133,445	23,614,297
Other non-current liabilities		1,452,940,228	2,868,974

TOTAL NON-CURRENT LIABILITIES		11,790,879,540	2,026,483,271

TOTAL LIABILITIES		29,003,973,251	25,392,720,326

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		3,827,333,573	4,587,845,667
less: Treasury stock
Special reserves		2,739,037,917	2,217,185,097
Surplus reserves		4,938,351,034	4,535,778,435
Provision for general risk
Retained profits		23,733,068,657	22,913,403,267

TOTAL SHAREHOLDERS’ EQUITY		40,156,191,181	39,172,612,466

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		69,160,164,432	64,565,332,792

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
1. TOTAL OPERATING REVENUE		59,673,546,400	49,799,144,172
Including: operating revenue	VI.39	59,673,546,400	49,799,144,172
Interest income
Premiums income
Income from service charges and commissions
2. TOTAL OPERATING COST		55,411,645,387	37,788,014,756
Including: Operating cost	VI.39	45,298,387,476	29,818,737,413
Interests expenditure
Service charges and commissions expenditure
Cash surrender value
Net amount of compensation payout
Net amount of provisions for insurance conract guarantee fund
Insurance policy dividend expense
Reinsurance expenses
Operating taxes and surcharges	VI.40	635,828,414	628,482,924
Selling expense	VI.41	3,244,749,779	2,439,077,133
General and administrative expenses	VI.42	4,961,878,925	4,362,609,200
Finance cost	VI.43	459,648,274	257,329,470
Impairment loss of assets	VI.44	811,152,519	281,778,616
Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)	VI.45	-103,017,013	—
Investment income (The loss is listed beginning with “-”)	VI.46	40,218,638	69,898,490
Including: Investment income of associates and joint ventures Foreign exchange gain or loss (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)		4,199,102,638	12,081,027,906
Add: Non-operating revenue	VI.47	1,414,668,226	91,616,010
Less: Non-operating expenses	VI.48	53,345,557	164,233,084
Including: Losses on disposal of non-current assets
4. Total profit (The total loss is listed beginning with “-”)		5,560,425,307	12,008,410,832
Less: Income tax	VI.49	-23,115,875	3,456,907,725
5. Net profit (The net loss is listed beginning with “-”)		5,583,541,182	8,551,503,107
Net profit attributed to shareholders of the Company		5,515,846,765	8,530,156,241
Minority interest		67,694,417	21,346,866
6. Earnings per share
(1) Earnings per share, basis	VI.50	1.1215	1.7343
(2) Earnings per share, diluted	VI.50	1.1215	1.7343
7. Other comprehensive income	VI.51	348,333,670	-723,638,508
8. Total comprehensive income		5,931,874,852	7,827,864,599
Total comprehensive income attributable to shareholders of the parent company		5,864,180,435	7,806,517,733
Total comprehensive income attributable to minority shareholders		67,694,417	21,346,866

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 13

INCOME STATEMENT OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
1. TOTAL OPERATING REVENUE	XIII.4	44,240,757,607	34,964,243,599
Less: Operating cost	XIII.4	34,455,735,586	21,724,459,833
Operating taxes and surcharges		526,964,609	518,225,957
Selling expense		298,894,726	355,649,620
General and administrative expense		3,481,047,038	3,159,284,811
Finance cost		677,055,646	212,719,133
Impairment loss of assets		6,912,698	5,826,369
Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)		-15,005,365	-28,968,095
Investment income(The loss is listed beginning with “-”)	XIII.5	719,280,901	328,664,045
Including: Investment income of associates and joint ventures		—	68,938,864
2. Operating profit (The loss is listed beginning with “-”)		5,498,422,840	9,287,773,826
Add: Non-operating income		39,104,618	16,429,853
Less: Non-operating expenses		34,615,407	134,640,132
Including: Loss on disposal of non-current assets
3. Total profit (The total loss is listed beginning with “-”)		5,502,912,051	9,169,563,547
Less: Income tax		1,477,186,062	2,404,913,027
4. Net profit (The net loss is listed beginning with “-”)		4,025,725,989	6,764,650,520
5. Earnings per share
(1) Earnings per share, basis		0.8185	1.3754
(2) Earnings per share, diluted		0.8185	1.3754
6. Other comprehensive income		-4,442,556	-15,572,941
7. Total comprehensive income		4,021,283,433	6,749,077,579

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		67,330,551,925	58,253,478,973
Net increase in customer’s deposits and financial institution deposits
Net increase in borrowings from central bank
Net increase in borrowings from other financial institutions
Cash received from former-insurance premiums
Net cash received from reinsurance business
Net increase of insured savings and investment
Net increase from disposal of transactional financial assets
Cash received from interests, service charge and commissions
Net increase in borrowings from other companies
Net amount from repurchasing businesses
Tax refund		719,910,072	674,845,449
Other cash received relating to operating activities	VI.52	1,276,909,986	1,258,093,135

Sub-total of cash inflows		69,327,371,983	60,186,417,557

Cash paid for goods and services purchased		38,540,897,543	18,568,829,758
Net increase in loans and advance from customers
Net increase in deposits in central bank and other finance institutions
Cash paid for former insurance contracts claims
Cash paid for interests, service charge and commissions
Cash paid for insurance policy dividends
Cash paid to employees and on behalf of employees		10,476,501,632	9,186,668,106
Taxes payments		8,534,417,214	7,529,275,293
Other cash paid relating to operating activities	VI.52	3,658,918,691	5,971,902,799

Sub-total of cash outflows		61,210,735,080	41,256,675,956

NET CASH FLOW FROM OPERATING ACTIVITIES		8,116,636,903	18,929,741,601

Financial Statements and Notes (Under PRC CASs) Chapter 13

CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		604,406,890	—
Cash received from return of investments income		19,338,868	2,433,305
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		41,349,866	10,635,509
Net cash received from disposal of subsidiaries and other business units
Other cash received relating to investing activities	VI.52	6,801,396,949	1,218,376,687

Sub-total of cash inflows		7,466,492,573	1,231,445,501

Cash paid to acquire fixed assets, intangible assets and other long-term assets		6,954,657,084	10,967,722,865
Cash paid for investments		1,901,840,824	1,316,527,512
Net increase of pledge loans
Net cash amounts paid for acquisition of subsidiaries and other business units		627,764,932	7,476,614,847
Other cash paid relating to investing activities	VI.52	1,100,563,708	7,546,491,415

Sub-total of cash outflows		10,584,826,548	27,307,356,639

NET CASH FLOW USED IN INVESTING ACTIVITIES		-3,118,333,975	-26,075,911,138

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		49,000,000	—
Including: Cash received from minority shareholders of subsidaries		49,000,000	—
Cash received from borrowings		12,281,524,542	16,712,319,600
Cash received from issuing bonds		11,184,899,600	—
Other cash received relating to financing activities

Sub–total of cash inflows		23,515,424,142	16,712,319,600

Repayments of borrowings and debts		19,563,837,432	3,389,942,117
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		4,403,786,947	3,560,406,688
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders		352,000	—
Other cash paid relating to financing activities	VI.52	11,256,193	806,671,864

Sub-total of cash outflows		23,978,880,572	7,757,020,669

NET CASH FLOW USED IN FINANCING ACTIVITIES		-463,456,430	8,955,298,931

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		110,686,430	-433,294,509

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VI.52	4,645,532,928	1,375,834,885
Add: Cash and cash equivalent, opening	VI.52	8,154,223,808	6,778,388,923

6. Cash and cash equivalents, closing	VI.52	12,799,756,736	8,154,223,808

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		51,627,752,269	44,062,625,159
Tax refund
Other cash received relating to operating activities		695,103,980	337,234,591

Sub-total of cash inflows		52,322,856,249	44,399,859,750

Cash paid for goods and services		30,040,562,719	15,748,967,312
Cash paid to and on behalf of employees		7,242,612,749	6,387,079,266
Taxes payments		7,003,440,054	6,391,462,778
Other cash paid relating to operating activities		3,320,931,640	3,121,189,640

Sub-total of cash outflows		47,607,547,162	31,648,698,996

NET CASH FLOW FROM OPERATING ACTIVITIES		4,715,309,087	12,751,160,754

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		2,585,266,424	758,533,750
Cash received from return of investment income		227,595,850	219,331,636
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,363,320	7,263,154
Net cash received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities		6,444,550,883	—

Sub-total of cash inflows		9,260,776,477	985,128,540

Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,832,870,002	1,370,644,693
Cash paid for investments		1,951,840,824	8,741,045,200
Net cash paid for acquisition of subsidiaries and other business units		817,030,418	—
Other cash paid relating to investing activities		3,500,000,000	14,597,463,442

Sub-total of cash outflows		8,101,741,244	24,709,153,335

NET CASH FLOW USED IN INVESTING ACTIVITIES		1,159,035,233	-23,724,024,795

Financial Statements and Notes (Under PRC CASs) Chapter 13

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	NOTES	For the year ended Dec 31, 2012	For the year ended Dec 31, 2011
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings		10,300,431,679	15,392,000,000
Cash received from issuance of bonds		4,950,000,000	—
Cash received relating to other financial activities		526,137,691	798,445,735

Sub-total of cash inflows		15,776,569,370	16,190,445,735

Repayments of borrowings and debts		14,688,111,111	1,500,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		3,571,478,449	3,034,026,198
Other cash payment relating to financial activities		—	—

Sub-total of cash outflows		18,259,589,560	4,534,026,198

NET CASH FLOW USED IN FINANCING ACTIVITIES		-2,483,020,190	11,656,419,537

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-17,488,556	-4,930,430

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		3,373,835,574	678,625,066
Add: Cash and cash equivalent, opening		6,014,805,642	5,336,180,576

6. Cash and cash equivalents, closing		9,388,641,216	6,014,805,642

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

				Amount for the year 2012
			Attribute to shareholders of the Parent Company							Total of
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for general risk	Retained earnings	Translation reserve	Minority interest	shareholders’ interest
I. Balance at December 31, 2011	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787
Add: Change in accounting policies										—
Correction of errors in the early stage										—
Others										—

II. Balance at January 1, 2012	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787

III. Changes for the year (The decrease is listed beginning with “-”)	—	-1,072,754,181	—	659,563,745	402,572,599	—	2,309,786,166	297,721,429	2,659,987,987	5,256,877,745
(I) Net profit							5,515,846,765		67,694,417	5,583,541,182
(II) Other comprehensive income		50,612,241						297,721,429		348,333,670

Sub-total of (I) and (II)	—	50,612,241	—	—	—	—	5,515,846,765	297,721,429	67,694,417	5,931,874,852

(III) Owner’s contributions and reduction in capital	—	-1,123,456,422	—	—	—	—	—	—	2,618,099,976	1,494,643,554
1. Capital from shareholders									49,000,000	49,000,000
2. Consolidation under common control		-692,485,864								-692,485,864
3. Acquisition of Gloucester		-430,970,558							2,569,099,976	2,138,129,418

(IV) Profit distribution	—	—	—	—	402,572,599	—	-3,206,060,599	—	-47,095,137	-2,850,583,137
1. Transfer to surplus reserve					402,572,599		-402,572,599			—
2. Provision for general risks										—
3. Distribution to shareholders							-2,803,488,000		-47,095,137	-2,850,583,137
4. Others										—

(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital										—
2. Surplus reserve transferred share capital										—
3. Provision of surplus reserve for loss										—
4. Others										—

(VI) Special reserves	—	—	—	659,563,745	—	—	—	—	21,288,731	680,852,476
1. Provision of the year				988,880,054					21,288,731	1,010,168,785
2. Usage of the year				-329,316,309						-329,316,309

(VII) Others		90,000								90,000

IV. Balance at Dec 31, 2012	4,918,400,000	3,402,026,722	—	3,074,316,044	4,983,461,072	—	28,364,155,548	-79,107,166	3,326,172,312	47,989,424,532

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

			Amount for the year 2011
			Attribute to shareholders of the Parent Company							Total of
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for general risk	Retained earnings	Translation reserve	Minority interest	shareholders’ interest
I. Balance at December 31, 2011	4,918,400,000	4,641,594,327	—	1,920,408,416	3,904,423,421	—	21,102,534,193	192,476,489	85,892,305	36,765,729,151
Add: Change in accounting policies										—
Correction of errors in the earkt stage										—
Others										—

II. Balance at January 1, 2012	4,918,400,000	4,641,594,327	—	1,920,408,416	3,904,423,421	—	21,102,534,193	192,476,489	85,892,305	36,765,729,151

III. Changes for the year (The decrease is listed beginning with “-”)	—	-166,813,424	—	494,343,883	676,465,052	—	4,951,835,189	-569,305,084	580,292,020	5,966,817,636
(I) Net profit							8,530,156,241		21,346,866	8,551,503,107
(II) Other comprehensive income		-154,333,424						-569,305,084		-723,638,508

Sub-total of (I) and (II)	—	-154,333,424	—	—	—	—	8,530,156,241	-569,305,084	21,346,866	7,827,864,599

(III) Owner’s contributions and reduction in capital	—	-12,480,000	—	—	—	—	—	—	536,930,035	524,450,035
1. Capital from shareholders									536,930,035	536,930,035
2. The amount listed in shareholders equity from share payment										—
3. Others		-12,480,000								-12,480,000

(IV) Profit distribution	—	—	—	—	676,465,052	—	-3,578,321,052	—	-440,000	-2,902,296,000
1. Transfer to surplus reserve					676,465,052		-676,465,052			—
2. Provision for general risks										—
3. Distribution to shareholders							-2,901,856,000		-440,000	-2,902,296,000
4. Others										—

(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital										—
2. Surplus reserve transferred share capital										—
3. Provision of surplus reserve for loss										—
4. Others										—

(VI) Special reserves	—	—	—	494,343,883	—	—	—	—	22,455,119	516,799,002
1. Provision of the year				663,598,166					22,455,119	686,053,285
2. Usage of the year				-169,254,283						-169,254,283

(VII) Others	—

IV. Balance at Dec 31, 2012	4,918,400,000	4,474,780,903	—	2,414,752,299	4,580,888,473	—	26,054,369,382	-376,828,595	666,184,325	42,732,546,787

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

			Amount for the year 2012					Total of
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Porvision for general risks	Retained earnings	shareholders’ interest
I. Balance at December 31, 2011	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2012	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466

III. Changes for the year (The loss is listed beginning with “-”)	—	-760,512,094	—	521,852,820	402,572,599	—	819,665,390	983,578,715
(I) Net profit							4,025,725,989	4,025,725,989
(II) Other comprehensive income		-4,442,556						-4,442,556

Sub-total of (I) and (II)	—	-4,442,556	—	—	—	—	4,025,725,989	4,021,283,433

(III) Owner’s contributions and reduction in capital	—	-756,159,538	—	—	—	—	—	-756,159,538
1. Capital from shareholders								—
2. Consolidation under common control		-756,159,538						-756,159,538
3. Others								—

(IV) Profit distribution	—	—	—	—	402,572,599	—	-3,206,060,599	-2,803,488,000
1. Transfer to surplus reserve					402,572,599		-402,572,599	—
2. Provision for general risks								—
3. Distribution to shareholders							-2,803,488,000	-2,803,488,000
4. Others								—

(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—

(VI) Special reserves	—	—	—	521,852,820	—	—	—	521,852,820
1. Provision of the year				742,462,797				742,462,797
2. Usage of the year				-220,609,977				-220,609,977

(VII) Others		90,000						90,000

IV. Balance at Dec 31, 2012	4,918,400,000	3,827,333,573	—	2,739,037,917	4,938,351,034	—	23,733,068,657	40,156,191,181

The accompanying notes disclosure is the composing part of the financial statements.

Financial Statements and Notes (Under PRC CASs) Chapter 13

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

FOR THE YEAR ENDED DEC 31, 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

				Amount for the year 2011				Total of
ITEMS	Share capital	Capital reserves	Less: treasury stock	Special reserves	Surplus reserves	Provision for general risks	Retained earnings	shareholders’ interest
I. Balance at December 31, 2011	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2012	4,918,400,000	4,603,418,608	—	1,830,584,098	3,859,313,383	—	19,727,073,799	34,938,789,888

III. Changes for the year (The loss is listed beginning with “-”)	—	-15,572,941	—	386,600,999	676,465,052	—	3,186,329,468	4,233,822,578
(I) Net profit							6,764,650,520	6,764,650,520
(II) Other comprehensive income		-15,572,941						-15,572,941

Sub-total of (I) and (II)	—	-15,572,941	—	—	—	—	6,764,650,520	6,749,077,579

(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—
1. Capital from shareholders								—
2. consolidation under common control								—
3. Others								—

(IV) Profit distribution	—	—	—	—	676,465,052	—	-3,578,321,052	-2,901,856,000
1. Transfer to surplus reserve					676,465,052		-676,465,052	—
2. Provision for general risks								—
3. Distribution to shareholders							-2,901,856,000	-2,901,856,000
4. Others								—

(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—

(VI) Special reserves	—	—	—	386,600,999	—	—	—	386,600,999
1. Provision of the year				480,676,375				480,676,375
2. Usage of the year				-94,075,376				-94,075,376

(VII) Others								—

IV. Balance at Dec 31, 2012	4,918,400,000	4,587,845,667	—	2,217,185,097	4,535,778,435	—	22,913,403,267	39,172,612,466

The accompanying notes disclosure is the composing part of the financial statements.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China”. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues. The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2012.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	The preparation foundation of financial statements

The Group’s financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with “Accounting Standards for Business Enterprises” and other related regulations issued by the China Ministry of Finance and the accounting policies and estimates of the Group as stated in “significant accounting policies, accounting estimates and preparation methods for consolidated financial statements.” in the note.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.	The preparation foundation of financial statements (continued)

In May, 2012, the Company entered an equity transfer agreement with the Parent Company, Yankuang Group, to acquire 100% interests in business of Yankuang Group Beisu Coal Mine (“Beisu Coal Mine”) and Yankuang Group Yangcun Coal Mine (“Yangcun Coal Mine”) and 100% equity interests in Zoucheng Yankuang Beisheng Industry and Trade Company Limited (“Beisheng Industry and Trade”). Yankuang Group was the ultimate holding company of the Company, Beisu Coal Mine, Yangcun Coal Mine and Beisheng Industry and Trade, the acquisition was a combination under the same control. Pursuant to the related provisions in Accounting Standards for Business Enterprises(CASs), Beisu Coal Mine, Yangcun Coal Mine and Beisheng Industry and Trade were considered have being incorporated in the Company’s consolidated financial statements at the beginning of the reporting period. Comparative figures in Consolidated Balance Sheet as at December 31, 2012, Consolidated Income Statement for 2012, Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity were restated to meet CASs’ requirements of disclosure.

2.	Declaration of compliance with ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

3.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

4.	Functional currency

The functional currency of the Company except overseas subsidiaries is Renminbi (RMB). The overseas subsidiaries use foreign currency for accounting and translate into RMB when preparing financial statements. See Note“II.9”.

5.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

7.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33 – consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Preparation methods for consolidated financial statements (continued)

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

8.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

9.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Foreign currency and the translation of financial statements denominated in foreign currency (continued)

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders’ equity to current disposal income or expense.

10.	Financial assets and financial liabilities

(1)	Financial assets

1)	Financial assets categories

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

A.	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

B.	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

C.	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

1)	Financial assets categories (continued)

D.	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as financial assets at FVTPL, loans and receivables, or held-to-maturity investments.

2)	Financial assets recognition and calculation

Financial assets are recognized in fair value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder’s equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

3)	Financial assets impairment

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement.

For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders’ equity.

4)	Financial assets derecognition

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor reserved the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

4)	Financial assets derecognition (continued)

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

If the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Financial assets and financial liabilities (continued)

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities. If the economic conditions changed significantly after the latest transaction, the fair value of such financial assets or financial liabilities should be determined by adjusting the quoted price of the latest transaction through preferring to the current price or interest of the similar financial assets or financial liabilities. If the Group has sufficient evidence to prove that the quoted price of the latest transaction did not based on fair value, the fair value of such financial assets or financial liabilities should be determined through appropriate adjustment on the quoted price of the latest transaction.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiary Yanzhou Coal Mining Company Limited Australia and the belonging subsidiaries (the “Australian subsidiaries”) are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

11.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Accounting method for bad debt provisions of the receivables (continued)

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB20 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio

Accounting aging	Use the accounting aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio
The accrual method

Accounting aging	Accrue the bad debt provision by accounting aging analysis method

Risk-free	Not accrue the bad debt provision

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	Accounting method for bad debt provisions of the receivables (continued)

(2)	Accruing the bad debt provision according to the portfolio (continued)

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage of the receivables	Accrual percentage of other receivables
within 1 year	4%	4%
1-2 years	30%	30%
2-3 years	50%	50%
over 3 years	100%	100%

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Inventories

(1)	The classification of inventories: The inventories include the raw materials, coal stock, methanol stock, low value consumables and so on.

(2)	The pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

13.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values cannot be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Long-term equity investments (continued)

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognize the investment profits and losses.

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and cannot be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into equity method.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Long-term equity investments (continued)

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

14.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be capitalized provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	Fixed assets (continued)

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using straight-line method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)
1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	Construction in progress

(1)	The pricing approach of cconstruction in progress: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of construction in progress includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the construction in progress to the fixed assets: The construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

16.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.	Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, the land use rights, patents and know-hows etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

(1)	Mining rights. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia.

(2)	Unproved mining interests. Unproved mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

(3)	Land use rights. The land use rights are evenly amortized over the transferred term since the rights are obtained.

(4)	Patented technologies, non-patented technologies and other intangible assets. The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “unproved mineral interests”).

According to the assets character, capitalized exploration and evaluation expenditure considered to be fixed assets (Note II.14), construction in progress (Note II. 15) or intangible assets (Note II.17).

19.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	Impairment of non-financial assets (continued)

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	The assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	The evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

20.	Goodwill

Goodwill is the difference between equity investment cost or consideration and fair value of net identifiable assets of investees or acquirees on acquistion date or purchase date.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

21.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees which is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied: the Group has a formal plan for the termination of employment or has made an offer to employees or voluntary redundancy, which will be implemented shortly; the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

23.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (ROM coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (BCM of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

25.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group and the domestic subsidiaries may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

26.	Special reserves

(1)	Provision for production maintenance expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines.

Company Name	Standard
The Company and its subsidiaries in Shangdong and Shanxi	RMB 6/Ton
Subsidiaries of the Company in Inner Mongolia	RMB 6.5/Ton

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	Special reserves (continued)

(2)	Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expenses andfor purchase of coal production equipment and safety expense of coal mining structure.

Company name	Accounting period	Standard
The Company and its subsidiaries in Shandong	Before 1 Feb 2012	RMB 8/Ton
	After 1 Feb 2012	RMB 15/Ton
Subsidiaries of the Company in Inner Mongolia	Before 1 Feb 2012	RMB 10/Ton
	After 1 Feb 2012	RMB 15/Ton
Subsidiaries of the Company in Shanxi	Before 1 Sept 2012	RMB 15/Ton
	After 1 Sept 2012	RMB 50/Ton

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments,, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	Special reserves (continued)

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

27.	The Principles of Revenue recognition

(1)	Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows :

1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	The Principles of Revenue recognition (continued)

(2)	Policies

1)	The Company has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other good sales revenue. The company neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2)	Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

3)	Revenue of railway and air transportation and other services are recognized when the services are complete.

4)	Interest revenue is measured by the period of cash borrowings and the actual interest rates.

28.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

29.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	Deferred income tax assets and liabilities (continued)

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

30.	Leases

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

31.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

32.	Mineral Resources Rent Tax

Mineral Resources Rent Tax (MRRT) is levied by Australian government for all Australian mineral enterprises on the base of net mining profit after deductible items, therefore the recognition, measurement and disclosure of relevant expenses, deferred assets and liabilities of MRRT are consistent with income tax, refer to Note II.29 and II.31 for details.

33.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

34.	Operation Method of Hedges Business

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract to do the expected evaluation on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

34.	Operation Method of Hedges Business (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

35.	Common control operation

There is common control operation in the Company’s subsidiaries in Australia. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The subsidiaries in Australia are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

36.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

Financial Statements and Notes (Under PRC CASs) Chapter 13

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

36.	Significant accounting policies and accounting estimates (continued)

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

36.	Significant accounting policies and accounting estimates (continued)

(3)	Impairment of non-financial long-term assets

As described in note 2 (19), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is defined as the higher of fair value less costs to sell and estimated net present value of future cash flows of assets (or assets group). When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the production volume, selling price, related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possible available information that can be obtained, including forecast of the production volume, selling price and operating costs etc made based on reasonable and supportable assumptions.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

(5)	Tax

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities.If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded, then the differences will impact the tax balance in the period that the above ultimate assertion being made.

If the management expects probable future taxable profit, and it can be utilized as deductable temporary differences or tax losses, then deferred tax assets will be recognized based on these deductable temporary differences or tax losses. When the expected amount is different from the original estimate, such differences will impact the recognition of deferred tax assets in the period when change of estimates takes place. If the management expects to not be able to eliminate future taxable income, deferred tax assets are not recognized on temporary differences and tax losses.

As a result of the MRRT legislation that was enacted on 19 March 2012 and that was effective from 1 July 2012, additional deferred tax balances have been recognised. Judgement is required for the Group’s Australian subsidiaries to assess whether deferred tax assets and deferred tax liabilities arising from MRRT are recognised on the balance sheet. Deferred tax assets are recognised only when it is considered probable that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These in turn depend on estimates of future sales volumes, operating costs, capital expenditure and government royalties payable.

Financial Statements and Notes (Under PRC CASs) Chapter 13

III.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF ERALY ERRORS

1.	During the reporting period, the Group made no changes in accounting policies

2.	Changes in accounting estimates

According to the Regulation of Work Safety fee appropriation and occupation (Caiqi [2012] No.16) issued by Ministry of Finance and the State Administration of Work Safety, and approved on the 10th meeting of the 5th Board of Directors, starting from February 2012, the work safety fee accrual standard was revised to RMB15/ton raw coal exploited, which applied for the Company, Yanmei Heze Neng Hua Co., Ltd and the affiliated Yanzhou Coal Ordos Neng Hua Company Limited of Anyuan and Wenyu coal mine. The adjustment would result in the Company’s expense increase of 269.94 million, and total profit decrease of 269.94 million; income tax expense decrease by 67.49 million, net profit decrease by 202.45 million.

3.	During the reporting period, the Group made no amendments of significant accounting errors.

IV.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1).	Income tax

Income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

(2).	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2011) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

IV.	TAXES (continued)

(3).	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4)	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5).	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Pursuant to the “Notice of the adjustment of resource tax amount of the Inner Mongolia Autonomous Region” (Caishui [2005] No.172), which was issued by the State Administration of Taxation, resource tax of Inner Mongolia Autonomous Region is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6).	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

Financial Statements and Notes (Under PRC CASs) Chapter 13

IV.	TAXES (continued)

(6).	Real estate tax (continued)

ii.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate
Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Mineral Resource Rent Tax (note 2)	Taxable profit	22.5%

Note 1:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to “Yancoal Australia” and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Note 2:	Mineral Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. MRRT is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation. The tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%.

iii.	Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Base	Rate
Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries)

Name of subsidiaries		Place of registration	Registered capital	Business scope	Investment capital	Equity held by the company	Voting right held by the company
I.	Subsidiaries acquired under common control
	Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
	Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%
	Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	RMB2,400,000	Gangue selecting and processing, cargo transportation	RMB2,400,000	100.00%	100.00%
II.	Subsidiaries acquired not under common control
	Shandong Yanmei Shipping Co., Lte	Jining Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
	Three-tier subsidiaries
	Gloucester Coal Ltd.	Australia	AUD719,720,000	Development and operating of coal and relevant resources	AUD550,450,000	100.00%	100.00%
	Four-tier subsidiaries
	Yancoal Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
	Syntech Holdings Pty Ltd	Australia	AUD223,470,000	Holding company and mining management	AUD186,170,000	100.00%	100.00%
	Syntech Holdings II Pty Ltd	Australia	AUD6,320,000	Holding company	AUD22,310,000	100.00%	100.00%
	Premier Coal Limited	Australia	AUD8,780,000	Coal mining and sales	AUD312,730,000	100.00%	100.00%
III.	Subsidiaries established by investment Secondary subsidiaries
	Free Trade Zone Zhongyan Trade Co., Ltd	Shandong Qingdao	RMB2,100,000	Trade and storage if free trade zone	RMB2,710,000	52.38%	52.38%
	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
	Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
	Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB3,100,000,000	Production and sales of methanol (600,000 tons)	RMB3,100,000,000	100.00%	100.00%
	Yancoal Australia Limited	Australia	AUD656,700,000	Investment and shareholding	RMB2,468,690,000	78.00%	78.00%
	Yancoal International (Holding) Co., Limited	Hong Kong	USD2,800,000	Investment and shareholding	USD17,920,000	100.00%	100.00%
	Shandong Coal Trading Centre	Zoucheng, Shandong	100,000,000	Coal spot trade service and management	51,000,000	51.00%	51.00%
	Three-tier subsidiaries
	Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
	Athena (Holding) Ltd	Australia	AUD24,450,000	Shareholding company	AUD24,450,000	100.00%	100.00%
	Tonford (Holding) Ltd	Australia	AUD46,410,000	Shareholding company	AUD46,410,000	100.00%	100.00%
	Wilpeena (Holding) Ltd	Australia	AUD3,460,000	Shareholding company	AUD3,460,000	100.00%	100.00%
	Premier (Holding) Ltd	Australia	AUD321,610,000	Shareholding company	AUD321,610,000	100.00%	100.00%
	Yancoal Energy Ltd	Australia	AUD202,980,000	Shareholding company	AUD202,980,000	100.00%	100.00%
	Four-tier subsidiaries
	Yancoal Technology (Holding) Ltd	Australia	AUD75,410,000	Shareholding company	AUD75,410,000	100.00%	100.00%

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

Name of subsidiaries	Consolidated statements (yes/no)	Minority interest at December 31, 2012	Account for reducing profit and loss to the minority Shareholders in minority interest at December 31, 2012
I. Subsidiaries acquired under common control Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Yes	—	—
Shandong Hua Ju Energy Co., Ltd	Yes	42,776,622	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Yes	—	—
II. Subsidiaries acquired not under common control Secondary subsidiaries
Shandong Yanmei Shipping Co., Lte	Yes	1,387,647	—
Three-tier subsidiaries
Gloucester Coal Ltd.	Yes	—	—
Four-tier subsidiaries
Yanzhou Australia Resources Co. Ltd	Yes	—	—
Syntech Holdings Pty Ltd	Yes	—	—
Syntech Holdings II Pty Ltd	Yes	—	—
Premier Coal Limited	Yes	—	—
III. Subsidiaries established by investment Secondary subsidiaries
Qingdao Free Trade Zone Zhong Yan Trade Co., Ltd	Yes	3,440,965	—
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yes	—	—
Yanmei Heze Neng Hua Co., Ltd	Yes	52,383,114	—
Yanzhou Coal Ordos Neng Hua Co., Ltd	Yes	—	—
Yancoal Australia Limited	Yes	2,650,841,572	—
Yancoal International (Holding) Co., Limited	Yes	—	—
Shandong Coal Trading Centre	Yes	49,074,525	—
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Yes	—	—
Athena (Holding) Ltd	Yes	—	—
Tonford (Holding) Ltd	Yes	—	—
Wilpeena (Holding) Ltd	Yes	—	—
Premier (Holding) Ltd	Yes	—	—
Yancoal Energy Ltd	Yes	—	—
Four-tier subsidiaries
Yancoal Technology (Holding) Ltd	Yes	—	—

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of subsidiaries	Place of registration	Registered capital	Business scope	Equity held by the Company
Shanxi Heshun Tianchi Energy Co. Ltd	Shanxi Heshun	RMB90 million	Raw coal mining, production and sales	81.31
Shanxi Tianhao Chemical Co. Ltd	Shanxi Xiaoyi	RMB150 million	Methanol, chemical production, coke production and development	99.89

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

2.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five share holders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ratio, and total number of shares was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; legal person representative is Hao Jingwu. Hua Ju Energy is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

3.	Zoucheng Yankuang Beisheng Industry and Trade Co., Limited

Zoucheng Yankuang Beisheng Industry and Trade Co., Limited (as referred to “Beisheng Industry and Trade”) was established by Yankuang Group Beisu Coal Mine (as referred to “Beisu Coal Mine”) with the registered capital of RMB2.404 million. In May 2012, the Company acquired the whole assets and liabilities of Beisu Coal Mine and Yankuang Group Yangcun Coal Mine (as referred to “Yangcun Coal Mine”). The whole assets and liabilities of Beisu Coal Mine was incorporated into the Company after the acquisition, accordingly, Beisheng Industry and Trade became a subsidiary of the Company. The business licence code is 370883018000107 and the legal representative is Mr. Zhang Chuanwu. The company is mainly engaged in gangue selecting and processing, cargo transportation and plastic making.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

4.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. In 2010, Shandong Chuangye Investment and Development Co., Ltd. transferred its equity interest in Yanmei Shipping to Shandong Borui Investment Company. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

5.	Gloucester Coal Ltd

Gloucester Coal Ltd (as referred to “Gloucester”), a corporation with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the Merger Deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

The merger has been approved by the following departments in the PRC: the State-owned Assets Supervision and Administration Commission of the State Council of Shandong province issued the notice of “Approval of the Merger between Yancoal Australia Pty Ltd and Gloucester Coal Ltd” (Luguozi Shouyihan [2012] No. 11) on 20 March 2012; The Ministry of Commerce checked and issued the notice of “Approval of Yancoal Australia Adding Foreign Investor and Amending its Ownership Ratio by Ministry of Commerce” (Shanghepi [2012] No.703) on 4 June 2012. The National Development and Reform Commission checked and issued the notice of “Approval of the Merger between Yancoal Australia Pty Ltd and Gloucester Coal Ltd by NDRC” (Fagai Nengyuan [2012] No.1626) on 11 June 2012.

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

5.	Gloucester Coal Ltd (continued)

Meanwhile, the merger has been approved by the following authorities in Australia: On 8 March 2012, Mr. Wayne Swan, the vice Prime Minister and Secretary of Treasury of Australia agreed the acquisition of Gloucester by Yancoal Australia; On 13 June 2012, the Supreme Court of Victoria, Australia made orders approving the Merger.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended.

On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX instead of Gloucester.

(1)	As at 31 December 2012, the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding Proportion (%)
Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Dormant	100

(2)	Joint venture of Gloucester

Name	Place	Main business	Control Ratio (%)
Middlemount Coal Pty Ltd	Australia	Coal mining and sales	50

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

6.	Yancoal Resources Limited

Yancoal Resources Limited (“Yancoal Resources”), a limited liability company established at January 1970 in Brishane, Queesland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)	As of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Felix NSW Pty Ltd	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2)	Joint venture company that Yancoal Resources holds more than 50% shares but is not included in consolidation:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

6.	Yancoal Resources Limited (continued)

(3)	Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)
Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

7.	Syntech Holdings Pty Ltd

Syntech Holdings Pty Ltd (as referred to “Syntech”) was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine’s first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech is AUD223.47 million and its ACN is 123782445. The company mainly engages in shareholding and mining management.

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

8.	Syntech Holdings II Pty Ltd

Syntech Holdings II Pty Ltd (as referred to “Syntech II”) was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech II and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech II is AUD6.32 million and its ACN is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiaries owned by Syntech II are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

9.	Premier Coal Limited

Premier Coal Limited (as referred to “Premier Coal”) was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the registered capital of Premier Coal is AUD8.78 million and its ACN is 008672599. The company mainly engages in exploration, production and processing of coal.

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

10.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade”), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

11.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Li Weimin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

12.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field. In May 2010, the Company unilaterally increased the registration capital of RMB1.5 billion and the registration capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

13.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registration capital of RMB500 million. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion. The corporation business license code is 152700000024075(1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000tons methanol. The project is under preparation stage.

As at the end of the reporting period, subsidiaries are as follows:

Name of subsidiaries	Place of registration	Registered capital	Business scope	Equity held by the company
Inner Mongolia Yize Mining Investment Co. Ltd	Inner Mongolia	RMB136.26 million	Mining and Chemical engineering investment; public engineering, utilities, waste water solution	100

Inner Mongolia Rongxin chemical Co. Ltd	Inner Mongolia	RMB3 million	Methanol from coal production and sales	100

Inner Mongolia Daxin Industrial Gases Co. Ltd	Inner Mongolia	RMB4.11 million	Supply of industrial gas	100

Inner Mongolia Xintai Coal Mining Co. Ltd	Inner Mongolia	RMB5 million	Coal mining and sales	100

14.	Yancoal Australia Limited

Yancoal Australia Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June, 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. Meanwhile, Yancoal Australia replaced Gloucester to be listed in Australian Securities Exchange on 28 June 2012. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

14.	Yancoal Australia Limited (continued)

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Gloucester Coal Ltd.	Australia	AUD719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	AUD446,410,000	Exploring and extracting coal resources	100

15.	Yancoal International (Holding) Co., Limited

Yancoal International (Holding) Co., Limited (as referred to “Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with the actual registration capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly takes responsibility of investment, mine technology development, transference and consulting services, international trade, etc.

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital (USD)	Business scope	Shares proportion (%)
Yancoal International Technology Development Co. Limited	Hong Kong	1 million	Development of mining technology, transit and consulting services	100
Yancoal International Trading Co. Limited	Hong Kong	1 million	Transit trade of coal	100
Yancoal International Resources Development Co. Ltd	Hong Kong	600,000	Exploration and development of mineral resources	100
Yancoal Luxemburg Energy Holding Co. Ltd	Luxemburg	500,000	Investment	100
Yancoal Canada Resources Holding Co. Ltd	Canada	290 million	Mineral resources development and sales	100

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

16.	Shandong Coal Trading Centre Co., Limited

Shandong Coal Trading Centre Co., Limited (as referred to “Coal Trading Centre”) was established jointly by the Company, Jining Sources of Energy Development Group Co., Ltd. and Jining Delin Commerce and Trade Co., Ltd in August 2012 with registered capital of RMB100 million, of which, RMB51 million by the Company with equity interests of 51%. The business licence code of Coal Trading Centre is 370000000004294-1 and the legal representative is Mr. Hou Qingdong. The company is mainly engaged in coal spot trade service and management; coal information consultation etc.

17.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

18.	Athena (Holding) Ltd

Athena (Holding) Ltd (as referred to “Athena Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD24.45 million. Its ACN is 158561043 and it mainly engages in the management of the holding company.

As at the end of the reporting period, subsidiary owned by Athena Holding is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Athena Coal Limited	Australia	2	Coal exploration	100

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

19.	Tonford (Holding) Ltd

Tonford (Holding) Ltd (as referred to “Tonford Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD46.41 million. Its ACN is 158561016 and it mainly engages in the management of the holding company.

As at the end of the reporting period, subsidiary owned by Tonford Holding is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Tonford Pty Ltd	Australia	2	Coal exploration	100

20.	Wilpeena (Holding) Ltd

Wilpeena (Holding) Ltd (as referred to “Wilpeena Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD3.46 million. Its ACN is 158560993 and it mainly engages in the management of the holding company.

21.	Premier (Holding) Ltd

Premier (Holding) Ltd (as referred to “Premier Holding”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD321.61 million. Its ACN is 158560911 and it mainly engages in the management of the holding company.

As at the end of the reporting period, subsidiary owned by Premier Holding is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Premier Coal Limited	Australia	8.78 million	Exploration, production and processing of coal	100

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) (continued)

22.	Yancoal Energy Pty Ltd

Yancoal Energy Pty Ltd (as referred to “Yancoal Energy”), a wholly-owned subsidiary of Hong Kong Company, was established in June 2012, with the registered capital of AUD202.98 million. ACN (Austrlian Company Number) of Yancoal Energy is 158560975 and it mainly engages in the management of the holding companies.

As at the end of the reporting period, subsidiaries owned by Yancoal Energy are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)
Syntech Holdings Pty Ltd	Australia	223.47 million	Holding company and mining management	100
Syntech Holdings II Pty Ltd	Australia	6.32 million	Holding company	100

23.	Yancoal Technology Development Holdings Pty Ltd

Yancoal Technology Development Holdings Pty Ltd (as referred to “Yancola Technology”), a wholly-owned subsidiary of Yancoal International Technology Development Co., Limited, was established in June 2012, with the registered capital of AUD75.41 million. Its ACN is 158561052 and it mainly engages in the management of the holding company.

As at the end of the reporting period, subsidiaries owned by Yancoal Technology are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shareholding proportion (%)
Yancoal Technology Development Pty Limited	Australia	—	The development of long-wall coal surface layer mining technology	100
UCC Energy Pty Limited	Australia	2	UCC technology	100
Premier Char Pty Ltd	Australia	1 million	Research and development of the technology and procedures in relation and procedures in relation to coal charto coal char	100

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation for the period

Companies	Reason for consolidation	Shareholding proportion (%)	Net assets at the end of the reporting period	Net profits at the end of the reporting period
Beisu coal mine of Yankuang Group Corporation Ltd.	Acquisition	—	—	—
Yangcun coal mine of Yankuang Group Corporation Ltd.	Acquisition	—	—	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	Acquisition	100	RMB220,000	RMB20,000
Gloucester Coal Ltd.	Acquisition	100	AUD768,540,000	—
Shandong Coal Trading Centre	Newly established subsidiary	51	RMB100,150,000	RMB150,000

Note:	As approved at the ninth meeting of the fifth session of the Board of the Company, the Company acquired the entire assets of Beisu coal mine and Yangcun coal mine owned by Yankuang Group, with transfer consideration of RMB824.14 million of assessed consolidated net assets of these two mines. The assets include:

(1)	All assets and liabilities of Beisu coal mine and Yangcun coal mine

(2)	The relevant interests and rights of Beisu coal mine and Yangcun coal mine as an actual investor: the Company will get the 100% equity interest of Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd previously wholly controlled by Beisu coal mine, get 39.77% and 20% equity interests of Shandong Shengyang Wood Co., Ltd and Jining Jiemei New Wall Materials Co., Ltd, respectively, previously held by Yangcun coal mine.

Upon completion of the acquisition on 31 May 2012, entire assets of Beisu coal mine and Yangcun coal mine were incorporated into the Company, with Beisheng Industry and Trade as the wholly owned subsidiary of the Company and Shandong Shengyang Wood Co., Ltd and Jining Jiemei New Wall Materials Co., Ltd as associated companies of the Company.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in the reporting period

1.	Subsidiaries acquired in business combination under common control

Name of subsidiaries	Place of Registration	Registered capital (RMB10,000)	Investment capital (RMB10,000)	Shareholding proportion (%)	Business scope
Yankuang Group Beisu Coal Mine	Zoucheng City, Shandong Province	—	—	—	Coal mining, processing and sales
Yankuang Group Yangcun Coal Mine	Jining City, Shandong province	—	—	—	Coal mining, processing and sales
Zoucheng Yankuang Beisheng	Zoucheng City,	240	240	100	Gangue selecting and
Industry and Trade Co., Ltd.	Shandong Province				processing, general shipping

(1)	As described in Note “V, ii, 1”, the Company acquired the entire assets of Beisu coal mine and Yangcun coal mine owned by Yankuang Group, the combination is under common control as Yankuang Group is the controlling shareholder of the Company.

(2)	The payment of consideration and the procedures for the delivery of equity interests have completed on 31 May 2012. The acquisition of Beisu coal mine and Yangcun coal mine by the Group was on 31 May 2012.

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in the reporting period (continued)

1.	Subsidiaries acquired in business combination under common control (continued)

(3)	Basic financial conditions of the acquirees:

Yangcun coal mine		Unit: RMB10,000

Items	31 May 2012	31 December 2011
Total assets	44,836	43,230
Total liabilities	19,879	21,207
Owner’s equity interest	24,957	22,023

	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 31 Dec 2011
Operating income	30,744	65,391
Net profit	1,872	-178
Net cash flow from operating activities	-60	24
Net cash flow	-60	-205

Beisu coal mine		Unit: RMB10, 000

Items	31 May 2012	31 December 2011
Total assets	32,415	15,368
Total liabilities	60,387	50,449
Owner’s equity	-27,972	-35,081

	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 31 Dec 2011
Operating income	23,365	60,752
Net profit	-7,867	-9,074
Net cash flow from operating activities	34	746
Net cash flow	8	466

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in the reporting period (continued)

1.	Subsidiaries acquired in business combination under common control (continued)

(3)	Basic financial conditions of the acquirees: (continued)

Beisheng Industry and Trade		Unit: RMB10,000

Items	31 May 2012	31 December 2011
Total assets	229	334
Total liabilities	213	314
Owner’s equity	16	20

	1 Jan 2012 to 31 May 2012	1 Jan 2011 to 31 Dec 2011
Operating income	206	532
Net profit	-4	-51
Net cash flow from operating activities	-29	-76
Net cash flow	-29	-76

(4)	Items incorporated by absorption merger

	Main assets incorporated		Main liabilities incorporated
Merged parties	Item	Amount (RMB10,000)	Item	Amount (RMB10,000)
Beisu coal mine and Yangcun coal mine	Bank balance and cash	769	—	—
	Bills receivable	3,458	—	—
	Other receivable	15,722	—	—
	Inventory	261	—	—
	Long-term equity investment	633	—	—
	Fixed asset	27,940	—	—
	Construction in progress	539	—	—
	Intangible asset	27,510	—	—
	Deferred tax assets	418	—	—
	—	—	Accounts payable	224
	—	—	Advance from customers	9,217
	—	—	Salaries and wages payable	12,470
	—	—	Tax payable	198
	—	—	Other payable	58,066
	—	—	Other current liabilities	90
Total	—	77,250	—	80,265

Financial Statements and Notes (Under PRC CASs) Chapter 13

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in the reporting period (continued)

2.	Subsidiaries acquired in business combination not under common control

Name of subsidiaries	Place of registration	Registered capital	Investment capital	Shareholding proportion (%)	Business scope
Gloucester Coal Ltd.	Australia	AUD719.72 million	AUD550.45 million	100	Development and operation of coal and coal related business

(1)	The information related to the acquisition is described in Note “V, i, 4”. The acquisition of Gloucester by the Group was on 27 June 2012. As the financial data of Gloucester from 27 June 2012 till 30 June 2012 had no significant changes, the financial information of this acquisition is subject to that of dated 30 June 2012.

(2)	The identifiable assets and liabilities at the acquisition date:

AUD

	27 June 2012
Items	Carrying amount	Fair value
Bank balance and cash	37,387,718	37,387,718
Account receivable and other receivable	31,068,025	31,068,025
Prepayment	4,477,489	4,477,489
Inventory	36,627,519	36,142,958
Other current asset	78,815,645	20,771,220
Available for sale financial asset	7,408,702	7,408,702
Long-term receivables	307,486,729	179,210,827
Fixed assets	411,411,587	531,455,681
Construction in progress	40,551,180	96,382,090
Intangible assets	773,354,116	844,227,332
Deferred tax assets	114,692,827	164,352,381
Other non-current assets	388,068,123	393,444,952
Short borrowings	-113,000,000	-113,000,000
Notes payable	-586,969,824	-586,969,824
Account payable	-76,364,686	-76,364,686
Tax payable	2,359,715	2,359,715
Salaries and wages payable	-17,136,715	-17,136,715
Interests payable	-4,802,697	-4,802,697
Other payable	-8,074,092	-8,074,092
Non-current liabilities within one year	-418,291,945	-395,189,336
Long term borrowings	-17,129,061	-17,129,061
Long term payable	-20,037,861	-6,302,655
Deferred tax liabilities	-316,928,952	-292,832,679
Expected liabilities	-179,690,313	-81,891,107
Net assets attributable to the shareholders of the Company	475,283,229	748,996,238

Chapter 13 Financial Statements and Notes (Under PRC CASs)

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii.	Combination in the reporting period (continued)

2.	Subsidiaries acquired in business combination not under common control (continued)

(2)	The identifiable assets and liabilities at the acquisition date: (continued)

Note 1:   Fair value of the identifiable assets, liabilities at the date of the acquisition of Gloucester is determined on the basis of the evaluation report issued by Princewaterhouse Coopers Australia.

Note 2:   The total acquisition consideration AUD549.03 million is determined by the price of Yancoal Ordinary Shares and Yancoal CVRs on Yancoal Australia’s first trading date on ASX, and based on the number of shares the original Gloucester shareholders obtained from Yancoal Australia. The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is the gains from the acquisition of a total amount of AUD199.97 million.

(3)	The operation conditions after acquisition date (Unit: AUD)

Items	1 July 2012 – 31 December 2012
Operating revenue	256,161,065
Net profit	-59,862,126
Net cash flow generated from operating activities	-7,601,041
Net cash flow	-25,051,922

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates
Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.5363
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 6.4728
The equity	AUD	spot exchange rate on arising, except for undistributed profits
Assets and liabilities	HKD	spot exchange rate on balance sheet date 0.8109
The income statement and cash flow statement	HKD	approximate spot exchange rate on transaction date, average of the year 0.8108
The equity	HKD	spot exchange rate on arising, except for undistributed profits

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

The date disclosed below in this financial statement, except for the special note, “the beginning of the reporting period” refers to 1 January 2012, “the end of the reporting period” refers to 31 December 2012, “the reporting period” refers to the period from 1 January 2012 to 31 December 2012, “the same period of last year” refers to the period from January 1, 2011 to December 31, 2011.

1.	Bank balance and cash

	At December 31, 2012			At January 1, 2012
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand
Including: RMB	8,435,782	1.0000	8,435,782	478,675	1.0000	478,675
USD	26,622	6.2855	167,333	20,264	6.3009	127,681
AUD	13,129	6.5363	85,815	8,935	6.4093	57,267

Subtotal			8,688,930			663,623

Cash in bank
Including: RMB	11,573,843,612	1.0000	11,573,843,612	15,091,401,886	1.0000	15,091,401,886
USD	257,691,374	6.2855	1,619,719,131	56,562,057	6.3009	356,391,865
AUD	416,490,044	6.5363	2,722,303,875	265,742,783	6.4093	1,703,225,219
CAD	152,531	6.3184	963,752	—	—	—
HKD	71,895	0.8108	58,292	557,694	0.8107	452,123
EUR	17,065	8.3176	141,940	25,151	8.1625	205,295
GBP	895	10.1611	9,094	881	9.7116	8,556

Subtotal			15,917,039,696			17,151,684,944

Other monetary assets
Including: RMB	101,377,755	1.0000	101,377,755	560,024,710	1.0000	560,024,710
USD	137,608	6.2855	864,935	974,521	6.3009	6,140,359
AUD	10,163,721	6.5363	66,433,130	60,391,257	6.4093	387,065,683

Subtotal			168,675,820			953,230,752

Total			16,094,404,446			18,105,579,319

(1)	As at the end of the reporting period, the Group held RMB3,010 million of time deposits; RMB94.58 million of guarantee contract with priority to transfer money; RMB7.83 million of environmental guarantee deposits; RMB182.24 million of other guarantee deposits; totalling RMB3,294.65 million.

(2)	At the end of the reporting period, overseas cash and cash equivalent of the Group is RMB3,430.74 million, owned by the overseas subsidiaries of the Company.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2.	Notes receivable

(1)	Notes receivable by category

Notes category	At December 31, 2012	At January 1, 2012
Bank acceptance bills	6,432,199,881	7,132,620,511
Commercial acceptance bills	101,000,000	20,000,000

Total	6,533,199,881	7,152,620,511

(2)	Bills endorsed to other parties by the end of the period but still be immature (top five)

				Amount
Items	Drawer	Drawing date	Expiry date	(RMB)
Bank acceptance bills	Shandong Daotong Trade Co., Ltd	21 September 2012	21 March 2013	20,000,000
Bank acceptance bills	Shandong Daotong Trade Co., Ltd	21 September 2012	21 March 2013	20,000,000
Bank acceptance bills	Shandong Kingpipe Co., Ltd	23 November 2012	23 May 2013	12,000,000
Bank acceptance bills	CITIC Daxie Trade Co., Ltd	17 September 2012	17 March 2013	10,060,000
Bank acceptance bills	SUMEC International Technology Co., Ltd	14 December 2012	14 June 2013	10,000,000

Total				72,060,000

(3)	As at the end of the reporting period, there was no discount immature notes receivable of the Group.

3.	Accounts receivable

(1)	Accounts receivable by category

	At December 31, 2012				At January 1, 2012
	Carrying amount		Bad debt provision		Carrying amount		Bad debt provision
Items	Amount RMB	%	Bad debt provision RMB	%	Amount RMB	%	Bad debt provision RMB	%
Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	24,248,429	3	2,532,576	100	7,170,093	1	5,147,099	100
Risk-free portfolio	904,686,918	97	—	—	813,134,481	99	—	—
The subtotal of portfolio	928,935,347	100	2,532,576	100	820,304,574	100	5,147,099	100

Total	928,935,347	100	2,532,576	100	820,304,574	100	5,147,099	100

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(1)	Accounts receivable category (continued)

1)	There was no individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting ageing analysis method.

	At December 31, 2012			At January 1, 2012
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	22,547,763	4	901,910	1,426,776	4	57,071
1 to 2 years	100,000	30	30,000	—	30	—
2 to 3 years	—	50	—	1,306,579	50	653,290
Over 3 years	1,600,666	100	1,600,666	4,436,738	100	4,436,738

Total	24,248,429	—	2,532,576	7,170,093	—	5,147,099

3)	Account receivables in the portfolio accruing the bad debt provision in other methods

Items	Carrying amount	Bad debt amount
Risk-free portfolio	904,686,918	—

Total	904,686,918	—

Note:	As at the end of the period, accounts receivable in risk-free portfolio included RMB798.31 million from Australian subsidiary of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB102 million of L/C issued by the bank.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(2)	Accounts receivables wrote off during the reporting period.

Items	Nature of accounts receivable	Amount wrote off	Reasons	Whether caused by related transactions
Guangzhou Suitong Material company	Coal sales	1,439,726	Long-outstanding not be able to recover	No
Yanzhou Mining Bureau Jining Coal Company	Coal sales	1,089,956	Long-outstanding not be able to recover	No
Jiashan County Xiezuo Industry & Trading Company Limited	Coal sales	324,406	Long-outstanding not be able to recover	No
Huangdao Fuel Company	Coal sales	246,240	Long-outstanding not be able to recover	No
Fuel Branch of Changzhou City Zhonglou District Trading Company	Coal sales	131,874	Long-outstanding not be able to recover	No
Coal Section of Fuzhou District Fuel Company	Coal sales	94,709	Long-outstanding not be able to recover	No
Material Supply Station of Yanzhou Mining Bureau Labour Service Company	Coal sales	9,945	Long-outstanding not be able to recover	No

Total		3,336,856

(3)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of the reporting period; accounts receivables arising on related parties was RMB0.84 million. See Note “VII.3 (2)”.

(4)	The five largest accounts receivables

Items	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)
Linyi Mengfei Commerce Company	Third party	72,000,000	Within 1 year	8
JFE Steel Corporation	Third party	54,512,990	Within 1 year	6
Verve Electric Power Company	Third party	50,477,276	Within 1 year	5
Chugoku Electric Pow	Third party	49,155,819	Within 1 year	5
J Power	Third party	41,971,419	Within 1 year	5

Total		268,117,504		29

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(5)	Balance of accounts receivables denominated in foreign currency

	At December 31, 2012			At January 1, 2012
Foreign currency	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	73,258,763	6.2855	460,467,955	101,484,196	6.3009	639,441,771

Total			460,467,955			639,441,771

(6)	There were no accounts receivables to derecognize for the reporting period.

4.	Prepayments

(1)	The ageing analysis of prepayments

	At December 31, 2012		At January 1, 2012
Items	RMB	%	RMB	%
Within 1 year	465,077,498	67	724,285,025	88
1 to 2 years	177,903,338	26	99,689,145	12
2 to 3 years	48,766,675	7	196,194	—
Over 3 years	295,795	—	241,600	—

Total	692,043,306	100	824,411,964	100

Note:	Prepayments with the age over 1 year are for equipments, which have not yet been received, thus no settlement has been made.

(2)	The five largest prepayments

Items	Relationship with the Company	Amounts	Age	Reasons
The Goodyear Tire&Rubber Company	Third party	109,448,448	Within 1 year	Goods to arrival, under executing
Dongfang Boiler (Group), Inc	Third party	95,952,000	1-2 years	Goods to arrival, under executing
Beihuan Exploration Company	Third party	75,121,625	Within 1 year	Goods to arrival, under executing
Yankuang Group Boyang International Trade Co., Ltd	under common control	41,090,020	Within 1 year	Goods to arrival, under executing
Engineering Division of the Linde Group	Third party	31,646,838	Within 1 year	Goods to arrival, under executing
Total		353,258,931

(3)	Prepayments due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included by the end of the reporting period; accounts receivables arising on related parties is RMB66.69 million, accounting for 10% of the total prepayments. See Note “VII, (3), 4”.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Prepayments (continued)

(4)	Balance of prepayments denominated in foreign currency

	At December 31, 2012			At January 1, 2012
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	816,706	6.2855	5,133,406	1,331,899	6.3009	8,392,162

Total			5,133,406			8,392,162

5.	Other receivables

(1)	Other receivables by category

	At December 31, 2012				At January 1, 2012
	Carrying		Bad debt		Carrying		Bad debt
	amount		Provision		amount		Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%
Other receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting ageing portfolio	95,357,282	3	24,917,986	100	35,066,441	1	30,910,734	100
Risk-free portfolio	3,525,022,484	97	—	—	3,065,011,064	99	—	—
The subtotal of portfolio	3,620,379,766	100	24,917,986	100	3,100,077,505	100	30,910,734	100

Total	3,620,379,766	100	24,917,986	100	3,100,077,505	100	30,910,734	100

1)	There was no individually significant amounts of other receivables that accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting ageing analysis method.

	At December 31, 2012			At January 1, 2012
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision
Within 1 year	73,315,282	4	2,932,611	1,231,339	4	49,254
1 to 2 years	71,310	30	21,393	28,180	30	8,454
2 to 3 years	13,417	50	6,709	5,907,792	50	2,953,896
Over 3 years	21,957,273	100	21,957,273	27,899,131	100	27,899,131

Total	95,357,282	—	24,917,986	35,066,442	—	30,910,735

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(1)	Other receivables by category (continued)

3)	Balance of accounts receivables denominate in foreign currency

Items	Carrying amount	Bad debt provision
Risk-free portfolio	3,525,022,484	—

Total	3,525,022,484	—

Note:	As at the end of the reporting period, risk-free portfolio included RMB3,135.80 million of investment prepayment. See Note “IX, 1, (2)”.

(2)	Other receivable wrote off during the reporting period.

Items	Nature of other receivables	Amount wrote off	Reasons	Whether caused by related transactions
Beichen Breeding Co., Ltd	Borrowings etc.	8,858,113	The company has been cancelled	Yes
Yankuang Group Beisheng Industry&Trade Co., Ltd	Borrowings etc.	4,245,423	The company has been cancelled	Yes
Yankuang Group Heze Neng Hua Co., Ltd	Borrowings etc.	672,945	The company has been cancelled	Yes
Lu Jining 84# Fleet	Payment on behalf	331,446	Long-outstanding not be able to recover	No
Tengzhou Coking Plant	Payment on behalf	42,063	Bankrupcy liquidation	No

Total		14,149,990

(3)	As at the end of the reporting period, other receivable due from the controlling shareholder of the Company is RMB16.89 million (at the end of last year: RMB57.57 million); other receivable due from related parties is RMB321.22 million, accounting for 9% of the total other receivables. See Note “VII, (3), 3”.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(4)	The five largest other receivables

Items	Relationship with the Company	Amounts	Age	Proportion of other receivables (%)	Nature or contents
Shanghai Huayi (Group) Co. and other three investors (Note XI,1,(2))	Third party	2,982,805,200	1 to 3 years	82	Prepayment for Equity acquisition of Inner Mongolia Haosheng Coal Mining Co. Ltd.
Ashton Coal Mines Co., Ltd.	Joint venture company	187,324,273	Within 1 year	5	Dealing accounts
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd (not yet registered, Note)	Subsidiary (not yet registered, Note)	153,000,000	Within 1 year	4	Prepayment for investment
Shandong Shengyang Wood Co., Ltd	Associates	90,738,496	Within 1 year	3	Dealing accounts
Wang Jun, the minority shareholder of Xintai Co.	Third party	59,239,267	Within 1 year	2	Dealing accounts paid on behalf

Total		3,473,107,236		96

Note:	December 2012 the Company and two independent third parties entered into a cooperation agreement to organize a new company called Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd (not yet registered) The new company registered capital 300 million, accounted for 51% of holding shares. By the end of 31 December 2012, the new company had not obtained the business license.

(5)	There is no other receivables to derecognize for the reporting period.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

6.	Inventories and provision for inventory impairment

(1)	Inventory by category

	At December 31, 2012			At January 1, 2012
Items	Book balance	Provision for inventory impairment	Book value	Book balance	Provision for inventory impairment	Book value
Raw materials	249,267,527	—	249,267,527	229,031,040	—	229,031,040
Coal stock	1,262,999,437	214,641,366	1,048,358,071	968,024,792	—	968,024,792
Methanol stock	9,469,819	—	9,469,819	11,785,991	—	11,785,991
Low value consumables	258,435,347	—	258,435,347	185,837,370	—	185,837,370

Total	1,780,172,130	214,641,366	1,565,530,764	1,394,679,193	—	1,394,679,193

(2)	Provision for inventory impairment

	At January 1,	Increase		Decrease		Foreign currency translation	At December 31,
Items	2012	Accrual	Other	Reversal	Others	difference	2012
Raw materials	—	—	—	—	—	—	—
Coal stock	—	140,509,867	72,095,930	—	49,667	2,085,236	214,641,366
Methanol stock	—	—	—	—	—	—	—
Low value consumables	—	—	—	—	—	—	—

Total	—	140,509,867	72,095,930	—	49,667	2,085,236	214,641,366

Note:	Among the increased amount for the year, RMB72.10 million was transferred due to the acquisition of Gloucester by Yancoal Australia. Additionally according to the difference between book value and the net realizable value of inventories net of the cost of realization, by the end of the reporting period, the provision for inventory impairment is accrued 140.51 million

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At December 31, 2012	At January 1, 2012	Nature
Land subsidence, restoration, rehabilitation and environment costs	1,877,910,744	1,714,505,750	Note II.25
Environment management guarantee deposit	1,085,493,497	777,093,497	Note XII.4
Removal costs	448,889,004	261,440,878	Note 1
Mining royalty receivable	114,798,168	—	Note 2
Hedging instrument-forward exchange contract	90,730,792	104,909,672	Note 3

TOTAL	3,617,822,205	2,857,949,797

(2)	Other current liabilities

Items	At December 31, 2012	At January 1, 2012	Nature
Land subsidence, restoration, rehabilitation and environment costs	3,508,133,143	2,976,014,409	Note II.25
Hedging instrument-interest rate swap	114,420,572	179,617,737	Note 4
Deferred income	108,491,670	1,121,285	Note 5
Hedging instrument-forward exchange contract	13,656,115	42,471,284	Note 3

TOTAL	3,744,701,500	3,199,224,715

Note 1:	The overburden on the coal seam of open-pits owned by overseas subsidiaries shall be removed, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

Note 2:	It is the right of Middlemount Coal Pty Ltd, a company jointly controlled by the Company’s subsidiary Gloucester, of collecting the mining royalties (ie, 4% of its FOBT profits) from Middlemount coal mine during the mining period. The management calculated this on every reporting date based on its present value of the discounted cash flow, the change is recorded through profit or loss for the period. As at 31 December 2012, AUD17.56 million of mining royalties receivable in the next year is recognized as other current assets and AUD188.89 million of mining royalties receivable over 1 year is recognized as other non-current asset.

Note 3:	To avoid the risk of foreign currency rate fluctuation, Australian subsidiaries of the Company enter into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward foreign currency contract exchange rate on the balance sheet date and on the contracts signing date.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities (continued)

(2)	Other current liabilities (continued)

Note 4:	To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2010, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of December 2012, the fair value of the Contracts was RMB114.42 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

Note 5:	It is the deferred income of Ashton Joint Venture, a company jointly controlled by the Company, amounting up to AUD16.43 million, which is the government subsidy given by Australian Energy and Tourism Department to the coal mines with significant emissions before the execution of the carbon emission price. This expense may occur before June 30, 2013.

8.	Available-for-sales financial assets

(1)	Category of available-for-sale financial assets

Items	Fair value at December 31, 2012	Fair value at January 1, 2012
Available-for-sale security (Note 1)	—	160,122,061
Available-for-sale equity instruments (Note 2)	167,893,280	173,495,575

Total	167,893,280	333,617,636

Note 1:	Long-term securities investment refers to the long term securities of NCIG (Newcastle Coal Infrastructure Group) held by Yancoal Australia at the beginning of the period which are the long term securities issued by NCIG Holdings Pty Ltd with the annual interest rate of 12.50%. In 2012, Yancoal Australia sold the securities, loss on disposal amounting to RMB0.93 million. For details, see Note “VI.46”.

Note 2:	Available-for-sale equity instrument, mainly are shares in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange, which are held by the Company in the past years. The above fair value was recognized based on the closing price listed in Shanghai Stock Exchange on the balance sheet date.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

9.	Long-term accounts receivable

Items	At December 31, 2012	At January 1, 2012
Middlemount loans (Note 1)	1,682,982,917	—
Gladstone long-term securities (Note 2)	205,893,450	201,892,950
E class Wiggins Island Preference Securities (Note 2)	100,135,214	98,189,592

Total	1,989,011,581	300,082,542

Note 1:	Middlemount Loans refer to the long-term loans provided by Gloucester, the subsidiary of Yancoal Australia, to Middlemount Joint Venture which is due on 24 December 2015 with the interest rate of business loan with the same duration.

Note 2:	Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd.

1)	The purchasing price and face value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

2)	The purchasing price of GiLTS (Gladstone Long Term Securities) was AUD31.5 million.

3)	As WIPS and GiLTS have no active market and cannot be traded.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At December 31, 2012	At January 1, 2012
Equity investments under cost method	39,182,550	39,182,550
Equity investments under equity method	3,711,260,910	1,708,596,387
Total Long-term equity investments	3,750,443,460	1,747,778,937
Less: provision for impairment	—	—

Net Long-term equity investments	3,750,443,460	1,747,778,937

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(2)	Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Increase	Decrease	Closing balance	Cash dividends
Under cost method
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	—	—	500,000	—
Yankuang Group Zoucheng Huaming company.	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weiersen Floriculture Co., Ltd.	—	—	100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd.	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—
Zoucheng Jianxin Cunzhen Bank of Shandong	9.00	9.00	9,000,000	9,000,000	—	—	9,000,000

Subtotal			39,182,550	39,182,550	—	—	39,182,550	—

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	973,670,742	108,523,785	—	1,082,194,527	—
Yankuang Group Finance Co., Ltd.	25.00	25.00	125,000,000	170,226,491	36,815,607	15,625,000	191,417,098	15,625,000
Shaanxi Future Energy Chemical Corp. Ltd.	25.00	25.00	540,000,000	540,000,000	810,000,000	—	1,350,000,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000,000	4,886,462	—	4,468,464	417,998	—
Jining Jiemei New Wall Material Co., Ltd	20.00	20.00	720,000	359,859	—	114,353	245,506	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	570	—	—	—	—	—
Ashton Coal Mines Limited	90.00	50.00	18,736,595	19,452,833	385,457	—	19,838,290	—
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	27	27	922	—	922	—	922	—
Middlemount Joint Venture	50.00	50.00	1,171,375,729	—	1,171,375,729	104,229,160	1,067,146,569	—

Subtotal			2,761,833,816	1,708,596,387	2,127,101,500	124,436,977	3,711,260,910	15,625,000

Total			2,801,016,366	1,747,778,937	2,127,101,500	124,436,977	3,750,443,460	15,625,000

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Long-term equity investments (continued)

(3)	Investment in joint venture and associates

Name of investees	Shares proportion	Ratio of voting share	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue of 2012	Net profit
Associates
China HD Zouxian Co., Ltd.	30	30	5,964,511,234	2,357,196,142	3,607,315,092	4,399,485,942	361,445,952
Yankuang Group Finance Co., Ltd	25	25	7,815,113,582	7,049,445,191	765,668,391	313,513,695	147,262,429
Shaanxi Future Energy Chemical Corp. Ltd	25	25	5,737,522,144	337,522,144	5,400,000,000	—	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	98,302,254	97,251,215	1,051,039	78,775,691	-11,235,766
Jining Jiemei New Wall Material Co., Ltd	20	20	7,802,699	6,575,168	1,227,531	6,732,620	-571,762
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	27	27	5,128,700,540	5,441,733,882	-313,033,342	232,021,917	—
Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	90	50	—	—	—	—	—
Ashton Coal Mines Limited (Note)	90	50	113,557,486	112,532,157	1,025,329	1,176,159,137	—
Middlemount Joint Venture	About 50	50	4,503,267,327	3,436,120,837	1,067,146,490	353,193,154	-219,652,329

Total			29,368,777,266	18,838,376,736	10,530,400,530	6,559,882,156	277,248,524

Note:	There is difference between shares proportion and voting shares proportion of joint venture enterprises caused by the items as described in note “V, (1), 6, (2)”. The Group cannot exercise control over the items, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the Group.

(4)	There is no indication that the Company’s long-term equity investments may be impaired, so that no provision for impairment of long-term equity investments was accrued.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets

(1)	Fixed assets by category

Items	At January 1, 2012	Increase		Decrease	Foreign exchange translation difference	At December 31, 2012
Cost	37,663,444,160	8,550,621,955		4,695,565,767	208,180,881	41,726,681,229
Land	348,490,132	650,700,980		21,493,479	12,098,608	989,796,241
Buildings	4,644,801,863	296,788,384		27,532,601	8,078,498	4,922,136,144
Mining structure	6,315,924,302	1,585,766,410		22,126,838	42,362,139	7,921,926,013
Ground structure	1,927,559,100	139,635,848		35,563,354	—	2,031,631,594
Harbour works and craft	253,677,455	—		—	—	253,677,455
Plant, machinery and equipments	23,100,834,914	4,668,223,998		3,785,170,319	145,641,636	24,129,530,229
Transportation equipment	488,510,305	40,940,897		13,948,370	—	515,502,832
Others	583,646,089	1,168,565,438		789,730,806	—	962,480,721

		Addition	Accrual
Accumulated depreciation	16,097,960,886	—	2,918,046,216	2,611,240,388	34,963,962	16,439,730,676
Land	—	—	—	—	—	—
Buildings	2,160,718,884	—	142,441,299	5,214,512	386,445	2,298,332,116
Mining structure	2,375,655,105	—	358,875,846	21,808,419	5,765,555	2,718,488,087
Ground structure	1,074,615,413	—	162,605,667	6,565,469	—	1,230,655,611
Harbour works and craft	88,870,364	—	—	—	—	88,870,364
Plant, machinery and equipments	9,869,989,731	—	1,442,137,504	2,029,753,949	28,811,962	9,311,185,248
Transportation equipment	357,195,021	—	46,088,802	7,609,575	—	395,674,248
Others	170,916,368	—	765,897,098	540,288,464	—	396,525,002

Net book value	21,565,483,274	—		—	—	25,286,950,553
Land	348,490,132	—		—	—	989,796,241
Buildings	2,484,082,979	—		—	—	2,623,804,028
Mining structure	3,940,269,197	—		—	—	5,203,437,926
Ground structure	852,943,687	—		—	—	800,975,983
Harbour works and craft	164,807,091	—		—	—	164,807,091
Plant, machinery and equipments	13,230,845,183	—		—	—	14,818,344,981
Transportation equipment	131,315,284	—		—	—	119,828,584
Others	412,729,721	—		—	—	565,955,719

Provision for impairment	379,552,722	226,924,666		—	1,996,315	608,473,703
Land	—	—		—	—	—
Buildings	65,182,308	—		—	—	65,182,308
Mining structure	—	226,924,666		—	1,996,315	228,920,981
Ground structure	24,397,613	—		—	—	24,397,613
Harbour works and craft	—	—		—	—	—
Plant, machinery and equipments	289,674,257	—		—	—	289,674,257
Transportation equipment	214,678	—		—	—	214,678
Others	83,866	—		—	—	83,866

Book value	21,185,930,552	—		—	—	24,678,476,850
Land	348,490,132	—		—	—	989,796,241
Buildings	2,418,900,671	—		—	—	2,558,621,720
Mining structure	3,940,269,197	—		—	—	4,974,516,945
Ground structure	828,546,074	—		—	—	776,578,370
Harbour works and craft	164,807,091	—		—	—	164,807,091
Plant, machinery and equipments	12,941,170,926	—		—	—	14,528,670,724
Transportation equipment	131,100,606	—		—	—	119,613,906
Others	412,645,855	—		—	—	565,871,853

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Fixed assets (continued)

(1)	Fixed assets by category (continued)

Note 1:	During the reporting period, the Company and Agricultural Bank of China Financial Lease Company Ltd. entered into a leaseback agreement. It is stipulated that the machine and equipment, with its original value of RMB3,662.44 million and net value of RMB2,000 million was sold to Agricultural Bank of China Financial Lease Company Ltd. for a consideration of RMB2,000 million. Meanwhile, leaseback deadline of the machine and equipment is 1 year (interest rate 6.56%)and will be repurchased by the Company as RMB400 after the expiring date. As at 31 December 2012, the total finance lease payable is RMB2,062.52 million and un-recognized financing expense is RMB62.52 million.

Note 2:	During the reporting period, Premier Holding, the subsidiary of the Group, according to the estimation made on the assets group of this subsidiary between the net amounts of fair value less disposal costs and the net book values, the impairment loss of fixed assets is recognized as RMB226.92 million, the impairment loss of construction in progress is RMB161.98 million, the impairment loss of intangible assets is RMB255.23 million and the impairment of goodwill is RMB17.63 million.

(2)	Fixed assets under finance lease

Items	Book value	Accumulated depreciation	Net book value
Machine and Equipment	2,269,857,976	116,252,057	2,153,605,919

Total	2,269,857,976	116,252,057	2,153,605,919

(3)	Among the addition of fixed assets during the reporting period, RMB3,062.23 million is transferred from construction in progress and RMB3,373.36 is transferred from the acquisition of Gloucester. Among the increased amount of accumulated depreciation, RMB2,918.05 million is accrued during the reporting period.

(4)	There is no provision and depreciation of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(5)	As at the end of the reporting period, the cost of the fully depreciated fixed assets still in use is RMB7,307.08 million in the Group.

(6)	As at the end of the reporting period, RMB4,492.72 million included in fixed assets is pledged as collateral.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

12.	Construction in progress

(1)	Construction in progress by category

	At December 31, 2012			At January 1, 2012
Items	Book value	Provision for impairment	Net value	Book balance	Provision for impairment	Net value
1. Repairing construction	315,042,995	—	315,042,995	334,966,685	—	334,966,685
2. Technical revamping	573,920,550	—	573,920,550	295,836,690	—	295,836,690
3. Infrastructure construction	15,465,199,601	165,444,927	15,299,754,674	10,820,670,046	2,037,427	10,818,632,619
4. Safety construction	727,449,582	—	727,449,582	6,314,187	—	6,314,187
5. Exploration construction	345,447,266	—	345,447,266	626,494,494	—	626,494,494

TOTAL	17,427,059,994	165,444,927	17,261,615,067	12,084,282,102	2,037,427	12,082,244,675

Note 1:	During the reporting period, provision for the impairment of construction in progress of RMB161.98 million is accrued as described in Note “VI, 11, (1) Note 2”.

Note 2:	As at the end of the reporting period, RMB1,053.51 million included in construction in progress is pledged as collateral.

(2)	Changes of significant construction in progress

	At January 1, 2012		Reduction		At December 31, 2012
Items		Addition	Transferred into fixed assets	Others
Zhuan Longwan coal project	7,907,917,815	152,055,004	332,320	—	8,059,640,499
Ordos methanol project	1,645,226,939	187,491,567	—	—	1,832,718,506
Canada potash project	535,890,882	1,482,635,353	1,370,732	—	2,017,155,503
Zhaolou power plant project	126,888,109	309,333,434	434,339	—	435,787,204
Ying Panhao project	55,861,230	360,713,120	—	—	416,574,350

Total	10,271,784,975	2,492,228,478	2,137,391	—	12,761,876,062

Items	Budgeted amount	Investment/ budgeted amount (%)	Accumulated amount of captitalized interests	Including: amount of capitalized interests in 2012	Ratio of interests capitalization of 2012 (%)	Capital sources
Zhuan Longwan coal project	10,082,224,900	80	3,675,131	3,675,131	6.4	Borrowings
Ordos methanol project	1,888,319,434	97	—	—	—	Borrowings
Canada potash project	5,114,900,000	39	82,146,719	82,146,719	6.4	Self-raised
Zhaolou power plant project	1,767,000,000	25	413,208	413,208	6.4	Borrowings
Ying Panhao project	9,645,115,700	4	9,874,762	9,874,762	6.4	Borrowings

Total	28,497,560,034		96,109,820	96,109,820

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13.	Construction materials

Items	At January 1, 2012	Addition	Reduction	At December 31, 2012
Construction materials	14,842,702	259,310,336	259,875,307	14,277,731
Construction equipments	16,718,489	941,489,312	896,993,151	61,214,650

TOTAL	31,561,191	1,200,799,648	1,156,868,458	75,492,381

14.	Intangible assets

(1)	Intangible assets

Items	At January 1, 2012	Increase	Decrease and transfer	Foreign exchange translation difference	At December 31, 2012
Cost	25,941,401,473	8,499,902,311	441,096,735	486,911,985	34,487,119,034
Mining rights	21,119,339,619	8,371,493,309	440,185,954	412,941,538	29,463,588,512
Unproved mining equity interests	3,601,738,572	1,235,104	—	70,133,189	3,673,106,865
Land use rights	912,501,130	—	—	67,445	912,568,575
Patents and know-how	160,232,500	1,427,500	—	1,747,500	163,407,500
Water access right	132,253,991	—	—	152,400	132,406,391
Software	15,335,661	125,746,398	910,781	1,869,913	142,041,191
Accumulated amortization	1,284,296,798	1,893,202,087	906,360	17,048,252	3,193,640,777
Mining rights	1,093,546,460	1,859,357,840	—	16,687,202	2,969,591,502
Unproved mining equity interests	—	—	—	—	—
Land use rights	180,100,530	18,471,062	—	11,038	198,582,630
Patents and know-how	—	—	—	—	—
Water access right	—	336,850	—	3,305	340,155
Software	10,649,808	15,036,335	906,360	346,707	25,126,490
Net book value	24,657,104,675	—	—	—	31,293,478,257
Mining rights	20,025,793,159	—	—	—	26,493,997,010
Unproved mining equity interests	3,601,738,572	—	—	—	3,673,106,865
Land use rights	732,400,600	—	—	—	713,985,945
Patents and know-how	160,232,500	—	—	—	163,407,500
Water access right	132,253,991	—	—	—	132,066,236
Software	4,685,853	—	—	—	116,914,701
Provision for impairment	—	255,230,751	—	2,245,321	257,476,072
Mining rights	—	255,230,751	—	2,245,321	257,476,072
Unproved mining equity interests	—	—	—	—	—
Land use rights	—	—	—	—	—
Patents and know-how	—	—	—	—	—
Water access right	—	—	—	—	—
Software	—	—	—	—	—
Book value	24,657,104,675	—	—	—	31,036,002,185
Mining rights	20,025,793,159	—	—	—	26,236,520,938
Unproved mining equity interests	3,601,738,572	—	—	—	3,673,106,865
Land use rights	732,400,600	—	—	—	713,985,945
Patents and know-how	160,232,500	—	—	—	163,407,500
Water access right	132,253,991	—	—	—	132,066,236
Soft ware access right	4,685,853	—	—	—	116,914,701

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Intangible assets (continued)

(1)	Intangible assets (continued)

Note 1:	By the end of the reporting period, the balance of intangible assets increased mainly due to the following reasons:

1)	The acquisition of Gloucester by Yancoal Australia made the mining rights increase by RMB5,341.19 million during the reporting period;

2)	During the reporting period, pursuant to the assessment report for the consideration of mining rights of five coal mines owned by the Company filed in Shandong Provincial Department of Land and Resources, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which made the mining rights amount increase RMB2,476.78 million.

Note 2:	As at the end of the reporting period, RMB1,960.91 million included in the intangible assets is pledged as collateral.

Note 3:	During the reporting period, provision for impairment of mining rights of RMB255.23 million was accrued as described in Note “VI, 11, (1), 2”.

15.	Goodwill

Items	At January 1, 2012	Increase	Decrease	Foreign currency translation differences	At December 31, 2012	Provision for impairment at December 31, 2012
Acquisition of Xintai	653,836,286	—	—	—	653,836,286	—
Acquisition of Yancoal Resources	628,202,015	—	—	12,439,376	640,641,391	—
Acquisition of Syntech II	28,035,135	—	—	555,515	28,590,650	—
Acquisition of Premier	17,434,746	—	—	345,467	17,780,213	17,780,213
Acquisition of Yanmei Shipping	10,045,361	—	—	—	10,045,361	—

Total	1,337,553,543	—	—	13,340,358	1,350,893,901	17,780,213

Note 1:	During the reporting period, provision for impairment of goodwill of RMB17.63 million was accrued which was described in Note “VI, 11 (1), 2”.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities

(1)	Recognised deferred tax assets and deferred tax liabilities

Items	At December 31, 2012	At January 1, 2012
1. Deferred tax assets
Deferred tax assets of the Company and its domestic subsidiaries
Land subsidence, restoration, rehabilitation and environmental costs	819,180,545	697,634,495
Provision for production maintenance and production safety, development fund	745,058,624	565,942,199
Accrued and unpaid salaries and social insurance	142,891,901	174,548,034
Differences of the depreciation of fixed assets	95,091,704	28,694,214
Hedging instrument liability	31,073,591	48,660,190
Contingent value right (CVR)	20,050,633	—
Provision for impairment of assets	6,831,912	8,659,851
Others	2,506,921	140,956,762

Subtotal	1,862,685,831	1,665,095,745

Deferred tax assets of Yancoal Australia
Minerals Resource Rent Tax (MRRT) and its effect on income tax	2,756,149,216	—
Un-recouped losses	1,094,396,174	—
Accrued and unpaid salaries and other expenses	195,877,368	109,773,171
Assets amortization	135,870,277	150,075,334
Rehabilitation fee	155,012,559	99,300,182
Take or pay provisions	154,061,362	—
Finance lease	69,807,207	—
Others	135,127,659	21,767,004

Subtotal	4,696,301,822	380,915,691

Total deferred tax assets	6,558,987,653	2,046,011,436

2. Deferred tax liabilities
Deferred tax liabilities of the Company and its domestic subsidiaries
Amortization of assets	719,688,228	817,295,356
Fair value adjustment of available-for-sale financial assets	22,133,445	23,614,297

Subtotal	741,821,673	840,909,653

Deferred tax liabilities of Yancoal Australia
Amortization of assets	3,788,848,665	2,277,713,678
Minerals Resource Rent Tax (MRRT)	2,155,106,141	—
Unrealized foreign exchange gain or loss	975,102,869	704,087,864
MRRT effect on income tax	695,478,256	—
Royalty receivables	51,644,319	—
Hedging instruments assets	22,512,619	14,136,762
Others	12,109,990	22,936,886

Subtotal	7,005,324,603	3,018,875,190

Total deferred tax liabilities	7,747,146,276	3,859,784,843

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Breakdown of taxable temporary differences and deductable temporary differences

1)	Temporary differences of the Company and its domestic subsidiaries

Items	At December 31, 2012	At January 1, 2012
1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	3,276,722,180	2,790,537,980
Provision for production maintenance and production safety, development fund	2,980,234,496	2,263,768,796
Accrued and unpaid salaries and social insurance	571,567,604	698,192,136
Differences of the depreciation of fixed assets	380,366,816	114,776,856
Hedging instrument liability	124,294,364	194,640,760
Contingent value right (CVR)	80,202,532	—
Provision for impairment of assets	27,327,648	34,639,404
Others	10,027,684	563,827,048

Total	7,450,743,324	6,660,382,980

2. Taxable temporary differences items
Amortization of assets	2,878,752,912	3,269,181,424
Fair value adjustment of available-for-sale financial assets	88,533,780	94,457,188

Total	2,967,286,692	3,363,638,612

2)	Temporary differences of overseas subsidiaries

Items	At December 31, 2012	At January 1, 2012
1. Deductible temporary differences items
Minerals Resource Rent Tax (MRRT) (Note)	9,187,164,053	—
Un-recouped losses	3,647,987,248	—
Accrued and unpaid salaries and other expenses	652,924,559	365,910,570
Amortization of assets	452,900,924	500,251,112
Rehabilitation fee	516,708,529	331,000,607
Take or pay provision	513,537,874	—
Finance lease	232,690,689	—
Others	450,425,530	72,556,681

Total	15,654,339,406	1,269,718,970

2. Taxable temporary differences items
Amortization of assets	12,629,495,551	7,592,378,926
Minerals Resource Rent Tax (MRRT) (Note)	4,865,426,285	—
Unrealized foreign exchange gain or loss	3,250,342,896	2,346,959,547
MRRT effect on income tax	2,318,260,852	—
Royalty receivables	172,147,731	—
Hedging instruments assets	75,042,062	47,122,540
Others	40,366,633	76,456,287

Total	23,351,082,010	10,062,917,300

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Breakdown of taxable temporary differences and deductable temporary differences (continued)

1)	Temporary differences of the Company and its domestic subsidiaries (continued)

Note:	Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, and MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years.

17.	Other non-current assets

Items	At December 31, 2012	At January 1, 2012
Mining royalties receivable (VI,7, note2)	1,234,648,900	—
Prepayment for investment (IX,1,(1))	117,925,900	117,925,900
Security deposit of Gloucester	6,547,810	—

Total	1,359,122,610	117,925,900

18.	Provision for impairment of assets

	At January 1, 2012	Increase		Decrease		Foreign currency translation differences	At December 31, 2012
Items		Provision	Others	Reversal	Others
Bad debt provision	36,057,833	10,043,291	—	1,163,716	17,486,846	—	27,450,562
Provision for impairment of inventories	—	140,509,867	72,095,930	—	49,667	2,085,236	214,641,366
Provision for impairment of fixed assets	379,552,722	226,924,666	—	—	—	1,996,315	608,473,703
Provision for impairment of construction in progress	2,037,427	161,982,500	—	—	—	1,425,000	165,444,927
Provision for impairment of intangible assets	—	255,230,751	—	—	—	2,245,321	257,476,072
Provision for impairment of goodwill	—	17,625,160	—	—	—	155,053	17,780,213

Total	417,647,982	812,316,235	72,095,930	1,163,716	17,536,513	7,906,925	1,291,266,843

19.	Short-term loans

Items	At December 31, 2012	At January 1, 2012
Debt of honor	1,910,431,679	11,892,000,000
Guaranteed loan (note 1)	2,475,821,529	1,279,082,700

Total	4,386,253,208	13,171,082,700

Note 1:	Guaranteed loan was guaranteed by Yankuang Group, the controlling shareholder of the Company.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

20.	Notes payable

Items	At December 31, 2012	At January 1, 2012
Independent trustee promissory notes (note 1)	3,836,610,861	—
Commercial acceptance bills (note 2)	68,537,412	240,824,185

Total	3,905,148,273	240,824,185

Note 1:	As described in “Note V, 1, (5)”, Gloucester will make a cash distribution to its shareholders, of which, AUD586.19 million will be distributed by the way of capital return with 6 months after merger. In June 2012, total amount of AUD586.19 million promissory notes were issued by Gloucester to appointed trustees, who will hold the promissory notes and pay the original shareholders of Gloucester on 7 January 2013. Therefore, there is significant increase of notes payable as at the end of reporting date.

Note 2:	All the commercial acceptance bills will be due within 6 months.

21.	Accounts payable

(1)	Accounts payable

Items	At December 31, 2012	At January 1, 2012
Total	3,004,846,548	2,054,240,242

Including: over 1 year	134,447,088	110,709,433

(2)	Large amount accounts payable with the age over 1 year mainly is payable for equipments and materials, and there is no large amount of subsequent payments after the period end.

(3)	Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB0.34 million.

(4)	Accounts payable denominated in foreign currency

	At December 31, 2012			At January 1, 2012
Items	Original currency	Exchange rate	Equivalent RMB	Original currency	Exchange rate	Equivalent RMB
USD	—	—	—	20,134,728	6.3009	126,866,908

Total			—			126,866,908

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

22.	Advances from customers

(1)	Advances from customers

Items	At December 31, 2012	At January 1, 2012
Total	1,368,733,637	1,740,484,646

Including: over 1 year	58,247,664	41,586,854

(2)	Advances with the age over 1 year are RMB58.25 million, mainly due to the unrealized sales, caused by the decline of demand by costumers or disagreement on the price after receiving the advances from customers.

(3)	Advances from shareholders of the Company holding more than 5% (including 5%) shares are excluded for the reporting period.

23.	Salaries and wages payable

Items	At January 1, 2012	Increase for the period	Payment for the period	Difference of foreign currency translation	At December 31, 2012
Salary (including bonus, allowance and subsidies)	737,987,757	6,654,357,246	6,806,075,471	449,375	586,718,907
Staff welfare	—	867,621,469	867,621,469	—	—
Social insurance	48,002,461	1,703,382,234	1,729,163,478	—	22,221,217
including: 1. Medical insurance	5,131,983	494,248,407	495,859,672	—	3,520,718
2. Basic pension insurance	24,978,082	1,012,653,817	1,030,293,577	—	7,338,322
3. Unemployment insurance	11,603,830	95,629,451	99,995,352	—	7,237,929
4. Injury insurance	—	59,078,598	57,950,836	—	1,127,762
5. Maternity insurance	6,288,566	41,771,961	45,064,041	—	2,996,486
Housing fund	10,634,298	334,300,237	340,655,115	—	4,279,420
Union fund and Staff education fund	34,668,236	156,541,329	147,180,612	—	44,028,953
Compensation for severing labour relations	24,472,390	311,536	24,857,236	73,310	—
Others	295,189,032	693,930,168	565,584,303	6,966,806	430,501,703

Total	1,150,954,174	10,410,444,219	10,481,137,684	7,489,491	1,087,750,200

Note:	“Others” are employees benefits accrued for Yancoal Australia, such as annual leave, sick leave, etc. See note ‘VI, 31, 3’. Salary at the end of the year is estimated to be released in January 2013.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24.	Taxes payable

Items	At December 31, 2012	At January 1, 2012
Value added tax	-107,625,981	308,371,696
Business tax	11,601,564	16,277,030
Income tax	879,295,927	2,108,531,248
Price reconciliation fund	51,995,222	47,072,184
Goods and service tax	-67,016,552	-43,574,068
Others	87,375,831	93,799,641

Total	855,626,011	2,530,477,731

25.	Interest payable

Item	At December 31, 2012	At January 1, 2012
Interest for corporate bonds	152,365,486	—
Interest for fund occupancy	288,211,143	243,048,000
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	17,085,745	9,420,903
Interest for short-term borrowing	527,511	—

Total	458,189,885	252,468,903

26.	Other payable

(1)	Other payables

Item	At December 31, 2012	At January 1, 2012
Total	3,205,528,299	3,181,363,668
Including: aging over 1 year	1,019,287,602	775,483,981

(2)	As at December 31, 2012, other payable due to the controlling shareholder of the Company is totaling up to RMB1,165 million.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

26.	Other payable (continued)

(3)	Other payables with large amount by the end of the reporting period

Item	Payable RMB	Aging	Nature/Content
Yankuang Group Co., Ltd	1,164,998,202	Within 1 year	Material and project funds
Yankuang Group Donghua Construction Co., Ltd	225,301,507	Within 1 year	Project funds
Yankuang Donghua Thirty-seven Chu	64,407,262	Within 1 year	Project funds
Beijing Huayu Engineering Co., Ltd	21,402,725	Within 1 year	Project funds
The fund settlement centre of the Ministry of Railways	18,366,399	Within 1 year	freight

Total	1,494,476,095

27.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At December 31, 2012	At January 1, 2012
Long-term payable due within one year	4,766,524,423	2,340,000,000
Long-term borrowing due within one year	1,296,098,692	6,417,413,500
Provision due within 1 year (note 1)	212,578,399	5,586,699
Deferred income due within 1 year	3,268,150	3,204,650

Total	6,278,469,664	8,766,204,849

(2)	Long-term payable due within a year

Names	At December 31, 2012	At January 1, 2012
The Department of Land and Resources of the Inner Mongolia Autonomous Region (note 2)	2,340,000,000	2,340,000,000
Agricultural Bank of China Financial Leasing Co., Ltd. (note 3)	2,000,000,000	—
Jining Municipal Land and Resources Bureau (note 4)	396,284,800	—
Freight finance lease (note 5)	30,239,623	—

Total	4,766,524,423	2,340,000,000

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Non-current liabilities due within one year (continued)

(3)	Long-term borrowing due within one year

Loan by category	At December 31, 2012	At January 1, 2012
Guaranteed loan (note 6)	1,245,851,552	6,417,413,500
Mortgaged loan	26,247,140	—
Debt of honour	24,000,000	—

Total	1,296,098,692	6,417,413,500

Note 1:	The expected liabilities due within one year mainly composed of AUD9.65 million of onerous contracts and AUD17.01million of take-or-pay liabilities. Onerous contract refers to the fixed price contract entered into between the subsidiary of the Company, Gloucester and the customer. At the end of the reporting period, management considered that this contract will cause losses and recognized it as the provision. The information related to the take-or-pay liabilities are described in Note “VI, 31,2”.

Note 2:	Ordos Neng Hua, the subsidiary of the Company successfully bid the mining rights of Zhuan Longwan coal mine field of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the consideration of mining rights in the last instalment RMB2,340 million should be paid by the end of 30 November 2012. In August 2012, Inner Mongolia Autonomous Region Department of Land and Resources issued the Opinion on the Relevant Matters in relation to Zhuan Longwan Coal Mine Project [Neiguotuzi (2012) No. 508] and approved the consideration of Zhuan Longwan mining rights in the third instalment to be paid after the license granted. The Company expected that the license of the mining right of Zhuan Longwan coal field will be granted in 2013 and then the Company will pay the remaining amount of RMB2,340 million.

Note 3:	It is the finance lease payable as described in “Note VI, 11”, which was guaranteed by Yankuang Group, the controlling shareholder of the Company.

Note 4:	According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights, after assessment and evaluation by remaining reserves, for the original five coal mines.

On August 3rd, 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines owned by the Company filed in Shandong Provincial Department of Land and Resources, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which made the mining rights amount increase RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million has to be paid before 30 September 2012, the rest amount should be paid in five equal instalments with capital occupation charges. As at the end of the reporting period, the company had paid RMB495.36 million, with RMB1,981.42 million unpaid (including RMB396.28 million will be paid in 2013).

Note 5:	It is the finance lease of subsidiaries of Gloucester, of which AUD4.63 million of finance lease payable due within 1 year was recognized as other non-current liabilities due within 1 year; AUD30.97 million due over 1 year was recognized as long-term payable.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Non-current liabilities due within one year (continued)

(3)	Long-term borrowing due within one year (continued)

Note 6:	Yancoal Australia Pty Ltd borrowed USD3,040 million from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. On 17 December 2012, Yancoal Australia renewed contracts with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to 16 December 2019; on the same day, Yancoal Australia gave back the matured borrowings of USD100.34 million to Hong Kong branch of CDB. The Company will provide guarantee to the amount due in guarantee letter of extension clauses.As at 31 December 2012, USD100.34 million of borrowing due within the next year was recognized as other non-current liabilities due within 1 year; USD2,839.32 million due over 1 year was recognized as long-term loan.

In 2011 the company borrowed RMB3,900 million from Tiexi branch of ICBC. Prior to obtaining the mining rights of Longwan, the borrowing was guaranteed by the controlling shareholder, Yankuang Group; and was pledged by mining rights of Longwan after they are obtained. As at 31 December, 2012, the loans of 592.22 million due within 1 year were recognized as other non-current liabilities due within 1 year, the rest loans of 2,801.67 million over 1 year were recognized as long-term borrowings.

Heshun Tianchi, a subsidiary of the Company, borrowed RMB110 million from Taiyuan branch of China Development Bank, which was guaranteed by Yankuang Group, the controlling shareholder of the Company. As at 31 December 2012, RMB22 million of borrowing due within the next year was recognized as other non-current liabilities due within 1 year; RMB88 million due over 1 year was recognized as long-term loan

28.	Long-term loan

(1)	Long-term loan by category

Loan category	At December 31, 2012	At January 1, 2012
Debt of honour	976,000,000	—
Guaranteed loan	20,771,954,997	14,869,322,500
Mortgaged loan	95,551,366	—

Total	21,843,506,363	14,869,322,500

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

28.	Long-term loan (continued)

(2)	Five largest long-term loans

	Beginning	Expiration		Interest rate	At December 31, 2012		At January 1, 2012
Lender	day	date	Currency	(%)	USD	RMB	USD	RMB
Sydney branch of BOC (note)	2009-12-16	2019-12-16	USD	Libor+0.75%- Libor+2.80%	2,400,000,000	15,085,200,000	1,597,241,380	10,064,058,211
Hongkong branch of CCB (note)	2009-12-16	2019-12-16	USD	Libor+0.75%- Libor+2.80%	200,000,000	1,257,100,000	133,103,448	838,671,516
Sydney branch of BOC (note)	2009-12-9	2019-12-16	USD	Libor+0.80%- Libor+2.80%	140,000,000	879,970,000	95,000,000	598,585,500
Hong Kong branch of CDB (note)	2009-12-16	2014-12-16	USD	Libor+0.75%	99,310,344	624,215,167	199,655,172	1,258,007,273
Tiexi branch of ICBC (note)	2011-9-29	2016-9-29	RMB	6.4	—	2,801,666,667	—	2,000,000,000

Note:	See Note “VI, 27,6”.

(3)	The extended Long-term loans

Lender	Principal (USD)	Interest rate (%)	Condition of extension	Expiration date	Estimated repayment period
Sydney branch of BOC	802.76 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years
Hongkong branch of CCB	66.90 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years
Sydney branch of BOC	45 million	Libor+2.80%	Interest rate re-defined	2017-12-17	5 years

Total (Note “VI, 27, Note 6”)	914.66milllion	—	—	—	—

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

29.	Bonds payable

Category	Total face value	Issuing date	Maturity	Issued amount	Interest payable at Jan 1, 2012	Accrual of interest payable for this period	Interests paid during the period	Interest payable at Dec 31, 2012	Balance at Dec 31, 2012
Corporate bond (note 1)	2,846,205,000	2012-5-16	5 years	2,846,205,000	—	80,708,836	63,185,930	17,522,906	2,828,175,804
Corporate bond (note 1)	3,478,695,000	2012-5-16	10 years	3,478,695,000	—	126,704,972	99,195,725	27,509,247	3,456,659,316
Corporate bond (note 2)	1,000,000,000	2012-7-23	5 years	990,000,000	—	18,783,333	—	18,783,333	990,600,000
Corporate bond (note 2)	4,000,000,000	2012-7-23	10 years	3,960,000,000	—	88,550,000	—	88,550,000	3,962,400,000

Total	11,324,900,000			11,274,900,000	—	314,747,141	162,381,655	152,365,486	11,237,835,120

Note 1:	As approved by a a resolution passed at 2012 second extraordinary general meeting held on 23 April 2012, Yancoal International Resources Development Co., Ltd, a wholly-owned subsidiary of the Company, made an overseas issuance of US dollar-dominated bonds with an aggregate principal amount of USD1.0 billion in Hong Kong in May 2012, of which, the annual interest rate for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.

Note 2:	As approved by a resolution passed at 2012 first extraordinary general meeting held on 8 February 2012, the Company will issue corporate bonds of no more than RMB15 billion at appropriate time. After that, the Company received the “Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Ming Company Limited” of CSRS (the Zhengjian Xuke[2012] No. 592) and was approved to make an public issuance of corporate bonds with face value not exceeding RMB10 billion. In 25 July 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively.

30.	Long-term payables

(1)	The breakdown of long-term payables

Lender	Expiration (Year)	Amount at January 1,2012	Interest rate (%)	Accrued Interest	Amount at December 31, 2012	Loan condition
Total		8,158,667	—	30,811,143	1,835,647,310	—
Including:
Jining Municipal Land and Resources Bureau (Note “VI. 27, Note 4”)	2-5years	—	6.15	30,811,143	1,585,139,200	unsecured
Freight financial lease (note 2)	5-8 years	—	5.43
			-12.24	—	202,448,428	unsecured
Market service fees to Noble Group	—	—	—	—	39,971,253	unsecured and interest-free
Differed payment for acquisition of Minerva	2-4 years	8,158,667	—	—	8,088,429	unsecured and interest-free

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30.	Long-term payables (continued)

(2)	The breakdown of financial lease payables included in long-term payables

	Amount at December 31,2012		Amount at January 1,2012
Items	Foreign currency	RMB	Foreign currency	RMB
Komatsu Australia Corporate Finance Pty Ltd.	25,461,114	166,421,480	—	—
Bradken Leasing Pty Ltd.	5,511,826	36,026,948	—	—

Total (Note VI.27 (5))	30,972,940	202,448,428	—	—

Note:	The financial lease activities of the Group were not guaranteed by an independent third party.

31.	Provisions

Items	At January 1, 2012	Additions	Carry forward	At December 31, 2012
Reclamation, restoration and environment recovery expense (note 1)	325,413,915	152,995,105	—	478,409,020
Take-or-pay liability (note 2)	—	402,330,618	—	402,330,618
Long-term service leave (note 3)	—	11,369,776	—	11,369,776

Total	325,413,915	566,695,499	—	892,109,414

Note 1:	Reclamation, restoration and environment recovery expense accrued for the restoring of coal mines are based on the accounting policy as stated in Note “II, (25)”. The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.

Note 2:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.

Note 3:	It is calculated on the basis of Australia relevant laws and regulations and duration of services the employees provided, and is the amount of future benefit that employees have earned in return for their service to the reporting date, of which, long-term service leave liability payable due within one year is recognized in the salaries and wages payable, long-term service leave liability payable due over 1 year is recognized as provision.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32.	Other non-current liabilities

Item	At December 31, 2012	At January 1, 2012
Contingent value right (CVR)	1,432,188,039	—
Deferred income-government grant	28,392,210	6,868,994

Total	1,460,580,249	6,868,994

(1)	Contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal’s shares held by Gloucester’s shareholders. Eighteen months after the merger, if the value of Yancoal’s shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share.However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this right.

This price guarantee mechanism also gives guarantee to the Company: if the value of Yancoal’s shares is at or above AUD6.96 per share in the 20 trading days out of 25 consecutive trading days after merger, the Company nearly won’t give any payment to Gloucester shareholders. However, the Company shall give notice to the shareholders if the share price is above AUD6.96 per share in the 10 trading days out of 15 consecutive trading days

As CVR can be publicly traded in ASX, the CVR liabilities at the end of period are measured at the fair values in public market. The differences between changes of fair value at each end of the period are recognized in profit or loss of fair value changes.

(2)	At 31 December 2012, government grant is the infrastructure construction subsidies and mining emergency rescue equipment subsidies to the Group received last years.

	Balance at December 31, 2012
Government grant category	Amounts included in other non-current liability	Amount included in other current liability	Amount charged to current profit and loss	Amount of return for the year	Reason of return
Infrastructure construction subsidies	26,590,020	—	—	—	—
Mining emergency rescue equipment subsidies	1,802,190	1,077,685	1,110,385	—	—

Total	28,392,210	1,077,685	1,110,385	—	—

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

33.	Share capital

				Changes (+/-)
	At January 1, 2012		Bonus	Capitalized			At December 31, 2012
Shareholders names/Category	Amount	% Insurance	shares	reserves	Others	Subtotal	Amount	%
Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53					2,600,000,000	53
Shares held by management	21,800	—					21,800	—

Subtotal	2,600,021,800	53					2,600,021,800	53

Shares without trading conditions
A shares	359,978,200	7					359,978,200	7
H shares	1,958,400,000	40					1,958,400,000	40

Subtotal	2,318,378,200	47					2,318,378,200	47

Total share capital	4,918,400,000	100					4,918,400,000	100

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the liquefaction of coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

34.	Capital reserves

Items	At January 1, 2012	Increase	Decrease	At December 31, 2012
Share premium (note 1)	2,689,773,629	133,850,000	1,257,306,422	1,566,317,207
Other capital reserves (note2)	1,785,007,274	55,054,797	4,352,556	1,835,709,515

Total	4,474,780,903	188,904,797	1,261,658,978	3,402,026,722

Note 1:	Change for share premium is because:

1)	Capital reserve increased by RMB133.85 million is due to appropriation of the mining rights consideration of Heshun Tianchi by Yankuang Group;

2)	Capital reserve decreased by RMB685.27 million is due to the acquisition of Beisu Coal Mine and Yangcun Coal Mine;

3)	Capital reserve decreased by RMB572.04 million is due to the acquisition of Gloucester and divestiture between Gloucester Australia and Yancoal International.

Note 2:	Other reasons for capital reserve change were caused by the change of fair value of cash flow hedging contract and available-for-sale financial assets held by the Group.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

35.	Special reserves

Items	At January 1, 2012	Increase	Reversals	At December 31, 2012
Maintenance fee	1,088,200,111	280,258,872	211,712	1,368,247,271
Safety fee	661,411,766	692,060,640	328,409,396	1,025,063,010
Specific fund for reform and development	611,512,916	—	—	611,512,916
Environmental guarantee deposit	35,681,202	11,040,361	695,201	46,026,362
Production reforming fund	17,946,304	5,520,181	—	23,466,485

Total	2,414,752,299	988,880,054	329,316,309	3,074,316,044

36.	Surplus reserves

Items	At January 1, 2012	Addition	Reduction	At December 31, 2012
Statutory surplus reserve	4,580,888,473	402,572,599	—	4,983,461,072

Total	4,580,888,473	402,572,599	—	4,983,461,072

37.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)
Closing balance of last period	26,054,369,382
Add: adjustment from opening balance of undistributed profits	—
Opening balance	26,054,369,382
Add: net profit attributable to shareholders of parent company	5,515,846,765
Less: Appropriations to statutory surplus reserve	402,572,599	10%
Distribution of dividend of common shares	2,803,488,000
Closing balance	28,364,155,548

Note:	On 22 June 2012, as approved at the 2011 annual general meeting of the Company, the Company made a cash dividend payment at RMB5.7 per ten shares (tax included), i.e. the sum of RMB2,803.49 million, on the basis of total capital on December 31, 2011.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

38.	Minority interest

Subsidiary	Proportion of minority interest (%)	At December 31, 2012	At January 1, 2012
Heze Neng Hua	1.67	52,383,114	50,173,324
Hua Ju Energy	4.86	42,776,622	38,172,787
Zhongyan Company	47.62	3,440,965	3,661,224
Yanmei Shipping	8.00	1,387,647	1,361,663
Shanxi Tianchi	18.69	8,266,589	13,335,122
Shanxi Tianhao	0.11	—	—
Xintai Company	20.00	518,001,278	559,480,205
Yancoal Auatralia	22.00	2,650,841,572	—
Coal trading centre	49.00	49,074,525	—

Total		3,326,172,312	666,184,325

39.	Operating revenue and operating cost

Items	2012	2011
Principal operating revenue	58,644,890,761	48,274,508,780
Other operating revenue	1,028,655,639	1,524,635,392

Total	59,673,546,400	49,799,144,172

Principal operating cost	44,138,309,279	28,099,265,963
Other operating cost	1,160,078,197	1,719,471,450

Total	45,298,387,476	29,818,737,413

(1)	Principal operations – classification by sector

	2012		2011
Items	Operating revenue	Operating cost	Operating revenue	Operating cost
Coal mining	56,699,306,416	42,522,626,263	46,389,897,117	26,454,940,207
Coal chemical	1,117,952,140	907,604,904	1,059,323,213	930,820,380
Railway transportation	464,067,568	351,927,390	476,852,340	335,495,931
Electricity power	323,646,499	331,020,818	327,969,335	364,232,710
Heating supply	39,918,138	25,129,904	20,466,775	13,776,735

Total	58,644,890,761	44,138,309,279	48,274,508,780	28,099,265,963

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

39.	Operating revenue and operating cost (continued)

(2)	Principal operations – classification by product

	2012		2011
Items	Operating revenue	Operating cost	Operating revenue	Operating cost
Sales of coal produced by the Group	35,112,828,747	20,999,729,434	36,776,739,990	16,906,071,336
Sales of coal purchased from other companies	21,586,477,669	21,522,896,829	9,613,157,127	9,548,868,871
Sales of methanol	1,117,952,140	907,604,904	1,059,323,213	930,820,380
Revenue from railway transportation services	464,067,568	351,927,390	476,852,340	335,495,931
Sales of electricity power	323,646,499	331,020,818	327,969,335	364,232,710
Sales of heat	39,918,138	25,129,904	20,466,775	13,776,735

Total	58,644,890,761	44,138,309,279	48,274,508,780	28,099,265,963

(3)	Principal operations-classification by area

	2012		2011
Areas	Operating revenue	Operating cost	Operating revenue	Operating cost
Domestic	49,017,543,727	37,655,780,951	39,509,844,314	24,082,121,766
International	9,627,347,034	6,482,528,328	8,764,664,466	4,017,144,197

Total	58,644,890,761	44,138,309,279	48,274,508,780	28,099,265,963

(4)	Total sales income from the five largest customers in 2012 was RMB11.62973 billion, which accounts for 19% in total revenue.

40.	Operating taxes and surcharges

Items	Tax Rate		2012	2011
Business tax	3	%, 5%	22,140,345	22,430,885
City construction tax	7%		252,502,674	250,630,981
Education fee	3%		119,420,675	183,635,715
Local education fee	1	%, 2%	77,887,419	14,456,318
Resource tax			163,322,509	157,087,619
Water conservancy construction fund			554,792	241,406

Total			635,828,414	628,482,924

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

41.	Selling expenses

Items	2012	2011
Freight charge	1,966,875,874	1,159,028,986
Mining royalty (note 1)	712,680,220	697,051,091
Coal port dues, loading cost	114,010,461	123,956,094
Benefits, social insurance and welfare of employees	73,490,343	60,379,331
Others	377,692,881	398,661,631

Total	3,244,749,779	2,439,077,133

Note 1:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

42.	Administrative expenses

Item	2012	2011
Benefits, social insurance and welfare of employees	2,020,009,843	1,931,855,499
Materials and repairing expenses	777,570,179	685,104,334
Taxes	392,371,891	271,923,669
Commission, consulting and service charges	382,827,153	140,335,057
Depreciation expense	335,600,538	232,589,183
Mineral resources compensation fees	251,075,868	275,324,575
Business travel, office, conference and hospitality fees	152,414,790	122,537,834
Property management fees	137,200,000	140,002,800
Amortization, leasing fees, etc	105,010,875	64,279,940
Research and Development Costs	93,282,841	130,726,234
Others	314,514,947	367,930,075

Total	4,961,878,925	4,362,609,200

Note:	For the reporting period, administrative expenses increased by 30% as compared with the same period of last year, mainly due to the relevant expenses of RMB325.86 million for acquisition of Gloucester by Yancoal Australia.

43.	Finance cost Financial expenses

Items	2012	2011
Interest expenses	1,562,332,954	741,623,454
Less: interest income	753,208,867	357,822,243
Add: exchange gains or losses	-714,165,909	-518,553,883
Add: other expenses (note 2)	364,690,096	392,082,142

Total	459,648,274	257,329,470

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44.	Impairment loss

Items	2012	2011
Impairment loss of intangible assets	255,230,751	—
Impairment loss of fixed assets	226,924,666	281,994,095
Impairment loss of construction in progress	161,982,500	—
Impairment loss of inventories	140,509,867	—
Impairment loss of goodwill	17,625,160	—
Allowance for bad debt	8,879,575	-215,479

Total	811,152,519	281,778,616

45.	Gains from changes in fair value

Items	2012	2011
Contingent Value Rights (CVR) (see “VI.32”)	-79,423,365	—
Fair value adjustment on royalty receivable (see “VI.7”)	-23,593,648	—

Total	-103,017,013	—

46.	Investment income

(1)	Sources of investment income

Items	2012	2011
Long-term equity investment income under equity method	37,449,928	67,465,185
Investment income from the holding of available-for sale financial assets	3,702,379	2,433,305
Investment income from disposal of available-for-sale financial assets (Note VI.8)	-933,669	—

Total	40,218,638	69,898,490

(2)	Long-term equity investment income under equity method

Items	2012	2011	Reasons for change between two periods
Total	37,449,928	67,465,185
Including:
China HD Zouxian Co., Ltd.	108,433,785	25,814,781	Profit increase for the period
Yankuang Group Finance Co., Ltd	36,815,607	43,124,083	Profit decrease for the period

Middlemount Joint Venture	-103,216,648	—	Obtain through acquisition

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

47.	Non-operating income

(1)	Breakdown of non-operating income

Items	2012	2011	Amount for current year’s extraordinary gain/(loss)
Gains on disposal of non-current assets	14,258,019	14,523,051	14,258,019
Including: gains on disposal of fixed assets	14,258,019	14,523,051	14,258,019
Government grants (2)	71,598,553	29,430,554	71,598,553
Acquisition gains (V.iii.2(2), Note 2)	1,294,345,103	16,278,247	1,294,345,103
Resources compensation income	—	7,600,000	—
Deferred income	1,110,385	—	1,110,385
Others	33,356,166	23,784,158	33,356,166

Total	1,414,668,226	91,616,010	1,414,668,226

(2)	Breakdown of government grants

Items	2012	2011	Sources and basis
Taxation reduction on product from comprehensive use of resources	21,589,453	21,958,901	Jiguoshui Liupizi (2011) NO.1
Special fund for mineral resources exploration risk	28,980,000	—	Guotuzifa (2010) NO.116
Subsidies for economization and integrated utilization of mineral resource	15,000,000	—	Lucaijianzhi (2011) NO.171
Subsidies from Shandong Provincial Finance Department for Canada project and Felix project	3,300,000	—	Lucaiqizhi (2012) NO.88
Subsidies from Shandong Provincial	1,500,000	—	Lucaiqizhi (2012) NO.57
Finance Department for Canada potash project Mining emergency rescue equipment subsidies	510,000	280,321	State Administration of Work Safety (finance correspondence (2010) No. 159
Financial subsidies from central government on purchasing Jiamusi High Efficiency Motors	269,100	—	Ministry of Finance DRC Financial Supervision (2011) No. 62
Subsidies from Zoucheng Municipal Finance Bureau for Felix project	300,000	—	Zoucaiqizi (2012)
Subsidies from Jining Municipal Water Resources Bureau for water economization project	150,000	—	The explanation of subsidy for Yangcun coal mine’s water economization project by Water Affairs Management Office of Jining High-tech Zone
Mining safety subsidies	—	3,980,000	Caijianzi (2009) No. 15
Ultra-clean coal Government Grants	—	1,621,332	—
Technology Innovation Awards by Jining Municipal Financial Bureau	—	1,490,000	Jining Municipal Financial Bureau
Grants by Zoucheng Municipal Environmental Protection Bureau	—	100,000	Zouhuanzi (2011) NO.56

Total	71,598,553	29,430,554

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

48.	Non-operating expenses

Items	2012	2011	Amount for current year’s extraordinary gain/(loss)
Loss on disposal of non-current assets	2,198,963	125,899,127	2,198,963
Including: loss on disposal of fixed assets	2,198,963	125,899,127	2,198,963
Donation expenditure	38,268,155	16,880,552	38,268,155
Penalty, supplementary payment and overdue fines	9,767,476	8,049,015	9,767,476
Other	3,110,963	13,404,390	3,110,963

Total	53,345,557	164,233,084	53,345,557

49.	Income taxes

(1)	Income taxes

Items	2012	2011
Current tax expense	1,680,786,257	3,154,727,632
Minerals Resource Rent Tax (MRRT) deferred tax expenses (Note)	-1,085,194,175	—
Other deferred tax expenses	-618,707,957	302,180,093

Total	-23,115,875	3,456,907,725

Note:	Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. The tax rate of MRRT is 22.5%. MRRT legislation was passed by Australian Senate on March 19, 2012 and started to be effective from 1 July 2012 in Australia. Pursuant to related laws of MRRT, Yancoal Australia should determine starting base of MRRT, which can be measured by either book value method or market value method and amortised in certain period. In current reporting period the Group has recognised MRRT related deferred tax effects in compliance with related accounting standards.

(2)	Current tax expense

Items	Amount
The Company and the domestic subsidiaries	1,992,207,471
Subsidiaries in Australia	-311,421,214

Total of current tax expense	1,680,786,257

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

49.	Income taxes (continued)

(2)	Current tax expense (continued)

1)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount
Total profit of the year	5,892,964,299
Add: increase of tax adjustment	3,176,524,449
Less: decrease of tax adjustment	1,671,510,972
Less: recoupment of prior year tax losses	—
Taxable income of the period	7,397,977,776
Statutory income tax rate	25%
Income tax payable of the period	1,849,494,444
Add: other adjustments	142,713,027
Current tax expense	1,992,207,471

2)	Current tax expense (Subsidiaries in Australia)

Items	Amount
Total profit of the year	328,336,699
Add: increase of tax adjustment	2,894,127,657
Less: decrease of tax adjustment	6,508,578,273
Less: recoupment of prior year tax losses	—
Taxable income of the period	-3,286,113,917
Statutory income tax rate	30%
Income tax payable of the period	-985,834,175
Add: other adjustments	674,412,961
Current tax expense	-311,421,214

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

50.	Computation process of basic and diluted earnings per share

Items	No.	2012	2011
Net profit attributable to the Company’s shareholders	1	5,515,846,765	8,530,156,241
Extraordinary gain/(loss) attributable to the Company	2	1,923,396,568	144,372,057
Net profit attributable to the Company’s shareholders, excluding extraordinary gain/(loss)	3=1-2	3,592,450,197	8,674,528,298
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition or shares dividend distribution addition (I)	5	—	—
Shares added by issuing new shares or converting debt to equity (II)	6	—	—
Number of months from next month of shares added (II) to the end of the reporting period	7	—	—
Shares decreased by buy-back or shares shrink	8	—	—
Number of months from the next month of shares decreased to the end of the reporting period	9	—	—
Number of months in the reporting period	10	12	12
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	1.1215	1.7343
Basic earnings per share (II)	13=3÷11	0.7304	1.7637
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
Income tax rate	16	25%	25%
Shares added through stock warrants and exercise of option	17	—	—
Diluted earnings per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	1.1215	1.7343
Diluted earnings per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	0.7304	1.7637

51.	Other comprehensive income

Items	2012	2011
1. Gain (loss) generated by available-for-sale financial assets	-5,923,408	-20,763,921
Less: income tax effect generated by available-for-sale financial assets	-1,480,852	-5,190,980
Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	—	—

Subtotal	-4,442,556	-15,572,941

2. Gain (loss) generated by cash flow hedging instruments	82,840,935	-194,268,336
Less: income tax effect generated by cash flow hedging instruments	20,791,090	-56,314,334
Net amount presented in other comprehensive income in prior periods and transferred to profits and losses at current period	-6,995,048	-806,481

Subtotal	55,054,797	-138,760,483

3. Difference from translation of foreign financial statements	297,721,429	-569,305,084
Less: amount transferred to profits and losses of the current period from disposal of foreign operations	—	—

Subtotal	297,721,429	-569,305,084

Total	348,333,670	-723,638,508

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

52.	Cash flow

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

1)	CASH RECEIVED RELATING TO OTHER OPERATING ACTIVITIES

Items	2012
Interest income	616,300,337
Cash received for funds paid on other’s behalf	416,533,962
Sundry revenue	244,075,687

Total	1,276,909,986

2)	CASH PAID RELATING TO OTHER OPERATING ACTIVITIES

Items	2012
Payments for selling and administrative expenses	1,822,264,076
Sundry cash payment	1,799,216,181
Donation expenditure	28,786,702
Penalty and Overdue Fines	8,651,732

Total	3,658,918,691

3)	CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES

Items	2012
Decrease of restricted bank deposits	6,773,192,726
Receipts of loan repayment from Joint ventures and associates	15,244,525
Others	12,959,698

Total	6,801,396,949

4)	CASH PAID RELATING TO OTHER INVESTING ACTIVITIES

Items	2012
Payment of borrowing to Gloucester before acquisition	731,426,400
Payment of borrowings to Joint ventures and associates	263,187,931
Increase of restricted bank deposits	102,136,248
Others	3,813,129

Total	1,100,563,708

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

52.	Cash flow (continued)

(1)	Cash received/paid relating to operating activities, investing activities and financing activities (continued)

5)	CASH PAID RELATING TO OTHER FINANCING ACTIVITIES

Items	2012
Payment of financial leases to Bradken Leasing Pty Limited	11,256,193

Total	11,256,193

(2)	Supplemental information of consolidated cash flow statement

Items	2012	2011
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	5,583,541,182	8,551,503,107
Add: Provision of impairment of assets	811,152,519	281,778,616
Depreciation of fixed assets	2,918,046,216	2,246,126,499
Amortization of intangible assets	1,893,202,087	737,003,173
Amortization of long-term deferred expenses	2,925,275	5,387,527
Accrued special reserves	988,880,054	663,598,166
Losses on disposal of fixed assets, intangible assets and other long-term assets (“-” represents gain)	-12,059,056	108,626,913
Loss on fair value change (“-” represents gain)	103,017,013	—
Financial costs (“-” represents gain)	848,167,045	223,069,571
Loss arising from investments (“-” represents gain)	-40,218,638	-69,898,490
Deferred tax effect (“-” represents increase)	-1,703,902,132	302,169,819
Gain on acquisition	-1,294,345,103	—
Decrease in inventories (“-” represents increase)	-385,492,937	255,637,659
Decrease in receivables under operating activities (“-” represents increase)	-682,796,559	2,477,747,407
Increase in payables under operating activities (“-” represents decrease)	-913,480,063	3,146,991,634
Net cash flow from operating activities	8,116,636,903	18,929,741,601
2. Changes in cash and cash equivalents Cash, closing	12,799,756,736	8,154,223,808
Less: Cash, opening	8,154,223,808	6,778,388,923
Net addition in cash and cash equivalents	4,645,532,928	1,375,834,885

Financial Statements and Notes (Under PRC CASs) Chapter 13

VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

52.	Cash flow (continued)

(3)	Related information of subsidiaries and other operating entities acquired or disposed of during current reporting period

	2012
Items	Domestic (RMB)	Overseas (AUD)
Acquisition of subsidiaries and other operating entities
1. Acquisition price for subsidiaries and other operating entities acquired	824,724,371	549,029,437
2. Cash and cash equivalent paid for acquiring subsidiaries and other operating entities	824,724,371	—
Less: Cash and cash equivalent owned by subsidiaries and other operating entities	7,693,953	44,127,040
3. Net cash paid for acquiring subsidiaries and other operating entities	817,030,418	-44,127,040
4. Net assets of subsidiaries acquired	-30,147,290	748,996,238
Current assets	202,106,875	129,847,410
Non-current assets	570,400,181	2,216,481,965
Current liabilities	802,654,346	1,199,177,635
Non-current liabilities	—	398,155,502

(4)	Cash and cash equivalents

Items	2012	2011
Cash	12,799,756,736	8,154,223,808
Including: Cash on hand	8,688,930	663,625
Bank deposits that can be readily drawn on demand	12,789,718,472	8,151,373,347
Other cash that can be readily drawn on demand	1,349,334	2,186,836
Cash equivalents	—	—
Cash and cash equivalents balance at year end	12,799,756,736	8,154,223,808
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Group	—	—

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Controlling shareholder and ultimate controlling party

(1)	Controlling shareholder and ultimate controlling party

Controlling shareholder and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Organization code
Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Wang Xin	166122374

(2)	Registered capital of controlling shareholder and its changes.

Controlling shareholder	At January 1, 2012	Addition	Reduction	At December 31, 2012
Yankuang Group Co. Ltd	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity or interest of controlling shareholder

	Shareholding amount		Shareholding proportion
Controlling shareholder	At December 31, 2012	At January 1,2012	At December 31,2012	At January 1, 2012
Yankuang Group Co. Ltd	2,600,000,000	2,600,000,000	52.86%	52.86%

Financial Statements and Notes (Under PRC CASs) Chapter 13

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Yanzhou Coal Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Li Weimin	75881603-8
Yancoal Australia Limited	limited liability	Australia	Investment and shareholding
Austar Coal Mine Pty Limited.	limited liability	Australia	Coal mining and sales
Yancoal Resources Limited.	limited liability	Australia	Coal mining and sales
Yancoal Technology Holdings Pty Ltd.	limited liability	Australia	Holding company
Premier Coal Holdings Pty Ltd.	limited liability	Australia	Holding company
Athena Holdings Pty Ltd.	limited liability	Australia	Holding company
Tonford Holdings Pty Ltd.	limited liability	Australia	Holding company
Wilpeena Holdings Pty Ltd.	limited liability	Australia	Holding company
Yancoal Energy Pty Ltd.	limited liability	Australia	Holding company
Syntech Holdings Pty Ltd.	limited liability	Australia	Holding company and mining management
Syntech Holdings II Pty Ltd.	limited liability	Australia	Holding company
Premier Coal Limited	limited liability	Australia	Coal mining and sales
Premier Char Pty Ltd.	limited liability	Australia	Research and development of the technology and procedures in relation to processing coal char
Yancoal International (Holding) Co., Limited	limited liability	Hong Kong	Investment and shareholding
Yancoal International Technology Development Co., Limited.	limited liability	Hong Kong	Development of mining technology
Yancoal International Trading Co., Limited	limited liability	Hong Kong	Transit trade of coal
Yancoal International Resources Development Co., Limited	limited liability	Hong Kong	Exploration and development of mining resources
Yancoal Luxembourg Energy Holding Co. Limited	limited liability	Luxembourg	Investment and shareholding
Yancoal Canada Resources Holding Co., Ltd	limited liability	Canada	Development and sales of mining resources
Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Yanzhou Coal Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Shanxi	Intensive process of coal product	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Hao Jingwu	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol production, coal mining and sales	Li Weimin	69594585-1
Inner Mongolia Yize Mining Investment Co., Ltd	limited liability	Inner Mongolia	Investment	Yin Mingde	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd	limited liability	Inner Mongolia	Methanol production	Yin Mingde	67067850-7

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	.RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(1)	Subsidiaries (continued)

Subsidiaries	Type of enterprise	Registration location	Business nature	Legal representative	Organization code
Inner Mongolia Daxin Industrial Gas Co., Ltd	limited liability	Inner Mongolia	Industrial gas production	Yin Mingde	67691995-7
Inner Mongolia Xintai Coal Mining Co., Limited	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	limited liability	Shandong	Gangues refining and processing, freight transportation	Zhang Chuanwu	16613184-4
Shandong Coal Trading Centre Company Limited	limited liability	Shandong	Service and management of coal spot trading	Hou Qingdong	05239376-6

(2)	Registered capital of subsidiaries and its changes

Subsidiaries	At January 1, 2012	Addition	Reduction	At December 31, 2012
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	2,100,000	—	—	2,100,000
Yanzhou Coal Yulin Neng Hua Co., Ltd	1,400,000,000	—	—	1,400,000,000
Yancoal Australia Limited	AUD973,000,000	AUD336,840,000	AUD653,140,000	AUD656,700,000
Austar Coal Mine Pty Limited.	AUD64,000,000	—	—	AUD64,000,000
Yancoal Resources Limited.	AUD 446,410,000	—	—	AUD446,410,000
Yancoal Technology Holdings Pty Ltd.	—	AUD75,410,000	—	AUD75,410,000
Premier Holdings Pty Ltd.	—	AUD321,610,000	—	AUD321,610,000
Athena Holdings Pty Ltd.	—	AUD24,450,000	—	AUD24,450,000
Tonford Holdings Pty Ltd.	—	AUD46,410,000	—	AUD46,410,000
Wilpeena Holdings Pty Ltd.	—	AUD3,460,000	—	AUD3,460,000
Yancoal Energy Pty Ltd.	—	AUD202,980,000	—	AUD202,980,000
Syntech Holdings Pty Ltd.	AUD223,470,000	—	—	AUD223,470,000
Syntech Holdings II Pty Ltd.	AUD6,320,000	—	—	AUD6,320,000
Premier Coal Limited	AUD8,780,000	—	—	AUD8,780,000
Premier Char Pty Ltd.	AUD1,000,000	—	—	AUD1,000,000
Yancoal International (Holding) Co., Limited	USD2,800,000	—	—	USD2,800,000
Yancoal International Technology Development Co., Limited.	USD1,000,000	—	—	USD1,000,000
Yancoal International Trading Co., Limited	USD1,000,000	—	—	USD1,000,000
Yancoal International Resources Development Co., Limited	USD600,000	—	—	USD600,000
Yancoal Luxembourg Energy Holding Co. Limited	USD500,000	—	—	USD500,000
Yancoal Canada Resources Holding Co., Ltd	USD290,000,000	—	—	USD290,000,000
Yanmei Heze Neng Hua Co., Ltd	3,000,000,000	—	—	3,000,000,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd	600,000,000	—	—	600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd	90,000,000	—	—	90,000,000
Shanxi Tianhao Chemicals Co., Ltd	150,000,000	—	—	150,000,000
Shandong Yanmei Shipping Co., Ltd.	5,500,000	—	—	5,500,000
Shandong Hua Ju Energy Co., Ltd.	288,590,000	—	—	288,590,000
Yanzhou Coal Ordos Neng Hua Co., Ltd.	3,100,000,000	—	—	3,100,000,000
Inner Mongolia Yize Mining Investment Co., Ltd	136,260,000	—	—	136,260,000
Inner Mongolia Rongxin Chemicals Co., Ltd	3,000,000	—	—	3,000,000
Inner Mongolia Daxin Industrial Gas Co., Ltd	4,110,000	—	—	4,110,000
Inner Mongolia Xintai Coal Mining Co., Limited	5,000,000	—	—	5,000,000
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,400,000	—	—	2,400,000
Shandong Coal Trading Centre Company Limited	—	100,000,000	—	100,000,000

Financial Statements and Notes (Under PRC CASs) Chapter 13

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(3)	Changes in shareholding proportion or equity interest of subsidiaries

	Shareholding amount		Shareholding proportion (%)
Subsidiaries	At December 31, 2012	At January 1, 2012	At December 31, 2012	At January 1, 2012
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	1,100,000	1,100,000	52.38	52.38
Yanzhou Coal Yulin Neng Hua Co., Ltd	1,400,000,000	1,400,000,000	100.00	100.00
Yancoal Australia Limited	AUD656,700,000	AUD973,000,000	78.00	100.00
Austar Coal Mine Pty Limited.	AUD64,000,000	AUD64,000,000	100.00	100.00
Yancoal Resources Limited.	AUD446,410,000	AUD446,410,000	100.00	100.00
Yancoal Technology Holdings Pty Ltd.	AUD75,410,000	—	100.00	—
Premier Holdings Pty Ltd.	AUD321,610,000	—	100.00	—
Athena Holdings Pty Ltd.	AUD24,450,000	—	100.00	—
Tonford Holdings Pty Ltd.	AUD46,410,000	—	100.00	—
Wilpeena Holdings Pty Ltd.	AUD3,460,000	—	100.00	—
Yancoal Energy Pty Ltd.	AUD202,980,000	—	100.00	—
Syntech Holdings Pty Ltd.	AUD223,470,000	AUD223,470,000	100.00	100.00
Syntech Holdings II Pty Ltd.	AUD6,320,000	AUD6,320,000	100.00	100.00
Premier Coal Limited	AUD8,780,000	AUD8,780,000	100.00	100.00
Premier Char Pty Ltd.	AUD1,000,000	AUD1,000,000	100.00	100.00
Yancoal International (Holding) Co., Limited	USD2,800,000	USD2,800,000	100.00	100.00
Yancoal International Technology Development Co., Limited.	USD1,000,000	USD1,000,000	100.00	100.00
Yancoal International Trading Co., Limited	USD1,000,000	USD1,000,000	100.00	100.00
Yancoal International Resources Development Co., Limited	USD600,000	USD600,000	100.00	100.00
Yancoal Luxembourg Energy Holding Co. Limited	USD500,000	USD500,000	100.00	100.00
Yancoal Canada Resources Holding Co., Ltd	USD290,000,000	USD290,000,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd	2,950,000,000	2,950,000,000	98.33	98.33
Yanzhou Coal Shanxi Neng Hua Co., Ltd	600,000,000	600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd	73,180,000	73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd	149,790,000	149,790,000	99.89	99.89
Shandong Yanmei Shipping Co., Ltd.	5,060,000	5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.	274,590,000	274,590,000	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.	3,100,000,000	3,100,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd	136,260,000	136,260,000	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd	3,000,000	3,000,000	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd	4,110,000	4,110,000	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Limited	4,000,000	4,000,000	80.00	80.00
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	2,400,000	2,400,000	100.00	100.00
Shandong Coal Trading Centre Company Limited	51,000,000	—	51.00	—

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

3.	Joint ventures and associates

(1)	Joint ventures and associates

Investee name	Type of enterprise	Registration location	Business nature	Legal representative	Registered capital	Shareholding proportion(%)	Organization code
Associates China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Zhong Tonglin	RMB3 billion	30	66930776-8
Yankuang Group Finance Co., Ltd	limited liability	Shandong	Finance	Zhang Shengdong	RMB500 million	25	56250962-6
Shaanxi Future Energy Chemical Co., Ltd	limited liability	Shaanxi	Coal mining and the coal liquefaction development project	Li Weimin	RMB5.4 billion	25	56714796-X
Shandong Shengyang Wood Co., Ltd.	limited liability	Shandong	Decoration and ornament materials processing	Guo Dechun	RMB15.09 million	39.77	74989916-9
Jining Jiemei New Wall Materials Co., Ltd.	limited liability	Shandong	Coal gangues fired to brick	Tian Peng	RMB3.6 million	20	73170806-1
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	limited liability	Australia	Coal terminal	—	—	27	—
Joint ventures Ashton Coal Mines Limited	limited liability	Australia	Property holder and coal sale	—	AUD100	90	—
Australian Coal Processing Holding Pty Ltd	limited liability	Australia	No operation in Australia	—	—	90	—
Middlemount Joint Venture Holding Pty Ltd	limited liability	Australia	Coal mining and sales	—	AUD50	50	Middlemount Joint Venture

Note:	The company holds 90% shares and 50% voting rights of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited. Details are in Note “V.i.6. (2)”.

(2)	Financial information is stated in Note “VI.(10). 3”.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties (limited to transactions with the Group)

Type of relationship	Related parties	Transactions
(1) Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labours service
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods and purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labors service
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Donghua 37 Chu	Acceptance of labors service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labors service
	Yankuang Donghua Jianan Co., Ltd.	Purchase of materials, acceptance of labors service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Purchase of materials, acceptance of labors service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials, acceptance of labors service
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Electrical Equipment Co., Ltd.	Purchase of materials, acceptance of labours service
	Yanzhou Dongfang Electrical and Machinery Co., Ltd.	Purchase of materials, acceptance of labours service
	Yankuang Group Finance Co., Ltd	Bank deposits, finance services
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labors service

(2) Joint venture

	Ashton Mining Co., Ltd.	Dealing accounts, sales of goods

(3) Other related parties

	Noble Group	Borrowings

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS

1.	Purchase of goods

Type and name of related parties	2012		2011
	Amount	Percentage (%)	Amount	Percentage (%)
Controlling shareholder and entities it controls	1,552,758,294	6	703,942,993	5

Total	1,552,758,294	6	703,942,993	5

Note:	Measured at negotiated prices that agreed by two parties on the basis of market price.

2.	Sale of goods

Type and Name of related parties	2012		2011
	Amount	Percentage (%)	Amount	Percentage (%)
Controlling shareholder and entities it controls (Coal sales)	3,162,121,944	6	2,652,315,532	6
Joint Ventures (Coal sales)	1,030,323,261	2	1,363,241,513	3
Controlling shareholder and entities it controls (Materials sales)	425,956,990	40	332,761,554	31
Controlling shareholder and entities it controls (Electricity power and heat supply)	167,294,638	35	127,785,037	28
Controlling shareholder and entities it controls (Methanol sales)	47,908,889	4	—	—

Total	4,833,605,722		4,476,103,636

Note:	Measured at negotiated prices that agreed by two parties on the basis of market price.

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee starting date	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	RMB110 million	2006-02-13	2018-02-19	No
Yankuang Group	The Company	RMB3,393.89 million	2011-09-29	2016-09-28	No
Yankuang Group	Yancoal International	USD203 million	2011-12-28	2012-12-27	No
Yankuang Group	The Company	RMB500 million	2012-04-05	2013-04-04	No
The Company (note)	Yancoal Australia	USD2803 million	2009-12-16	2014-12-16	No
The Company (note)	Yancoal Australia	USD135.5 million	2009-12-09	2014-12-16	No
The Company	Yancoal Australia	USD847.76 million	2012-12-17	2017-12-16	No
The Company	Yancoal Australia	USD66.90 million	2012-12-17	2017-12-16	No

Note:	The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for the guaranteeing events.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

4.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended December 31, 2012 was RMB8.65 million. RMB6.18 million was paid as compared with that of 2011.

5.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, it can be freely used by the Company.

6.	Transactions with Yankuang Group Finance Company Limited and Noble Group

As at the end of this reporting period, the balance of deposits of the Company in Yankuang Group Finance Company Limited was RMB1,719.62 million and the interest income during this reporting period was RMB7.99 million. The amount of discounted notes through Finance Company during this reporting period was RMB80 million, and the total discount charge was RMB1.41 million.

During the reporting period, Gloucester, the Company’s subsidiary, paid RMB58.44 million to Noble Group for borrowings interest. The principal of the borrowings has been paid back.

7.	Establishment of Shaanxi Future Energy Chemical Corp. Ltd as a Joint Stock Company

As approved at the seventeenth meeting of the fourth session of the Board held on 30 December 2010, Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) was jointly funded and established by the Company, Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on 25 February 2011. The registered capital of Future Energy is RMB5.4 billion, in which Yankuang Group will contribute RMB2.70 billion in cash, representing 50% of total registered capital, the Company and Shaanxi Yanchang Petroleum (Group) Corp. Ltd will both contribute RMB1.35 billion in cash, representing equity interest of 25% respectively. By the end of this reporting period, the Company has injected RMB1.35 billion. Future Energy will mainly engage in liquefaction of coals project invested in Shaanxi Province as well as the preparation and development of compatible coal mines.

8.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages employees’ social insurance for the Company. Amount charged to expenses of the Company for the period from January 1 to December 31, 2012 and the period from January 1 to December 31, 2011 are RMB1,408.07 million and RMB1,403.24 million respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for the period from January 1 to December 31, 2012 and the period from January 1 to December 31, 2011 are RMB576.71 million and RMB540.25 million respectively.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

8.	Other transactions (continued)

Pursuant to an agreement signed by the Company and Yankuang Group, the departments and subsidiaries of Yankuang Group provided the following services and charged relevant service fees during the year, transaction price shall be determined by market price, government pricing or negotiated price. Details are as following:

Items	2012 (RMB million)	2011 (RMB million)
Laboring received from the Group
Construction service	68,979	71,815
Road transportation fee	6,765	7,364
Gas and heating expenses	3,962	3,938
Properties management fee	13,720	14,000
Technicians training fee	—	2,600
Maintenance and repairs service	32,760	32,941
Employees’ benefits	4,901	7,053
Environmental protection and greening	—	4,170
Communication Services	3,591	3,165
Others	—	4,610

Subtotal	134,678	151,656

iii.	Amount due to or from related parties

1.	Notes receivables

Related parties (Items)	At December 31, 2012	At January 1, 2012
Controlling Shareholder	3,850,000	4,000,000
Other entities under the control of the same controlling shareholder	1,034,773,583	644,175,994
Associates	—	1,000,000

Total	1,038,623,583	649,175,994

2.	Accounts receivables

Related parties (Items)	At December 31, 2011	At January 1, 2011
Other entities under the control of the same controlling shareholder	837,044	—
Joint ventures	—	181,164,191

Total	837,044	181,164,191

Financial Statements and Notes (Under PRC CASs) Chapter 13

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related parties (continued)

3.	Other receivables

Related parties (Items)	At December 31, 2012	At January 1, 2012
Controlling Shareholder	16,894,070	57,567,428
Other entities under the control of the same controlling shareholder	26,079,219	24,456,093
Joint ventures	187,324,273	198,779,543
Associates	90,924,460	89,213,092

Total	321,222,022	370,016,156

4.	Prepayments

Related parties (Items)	At December 31, 2012	At January 1, 2012
Other entities under the control of the same controlling shareholder	66,688,883	86,017,242

Total	66,688,883	86,017,242

5.	Notes payables

Related parties (Items)	At December 31, 2012	At January 1, 2012
Other entities under the control of the same controllingshareholder	—	3,623,266

Total	—	3,623,266

6.	Accounts payables

Related parties (Items)	At December 31, 2012	At January 1, 2012
Controlling shareholder	338,284	338,284
Other entities under the control of the same controlling shareholder	93,373,884	48,700,564

Total	93,712,168	49,038,848

Chapter 13 Financial Statements and Notes (Under PRC CASs)

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related parties (continued)

7.	Other payables

Related parties (Items)	At December 31, 2012	At January 1, 2012
Controlling shareholder	1,164,998,202	1,162,612,324
Other entities under the control of the same controlling shareholder	413,814,679	223,780,904
Joint ventures	44,450,794	—

Total	1,623,263,675	1,386,393,228

8.	Advance from the related parties

Related parties (Items)	At December 31, 2012	At January 1, 2012
Other entities under the control of the same controlling shareholder	95,473,448	119,923,935
Associates	—	502,632

Total	95,473,448	120,426,567

VIII.	CONTINGENCY

1.	Subsidiaries and joint ventures in Australia

Items	As at Dec 31, 2012	As at Jan 1, 2012
Performance guarantees provided for daily operations	1,832,001,647	1,100,485,399
Guarantees provided in respect of the cost of restoration of certain mining rights, given to government departments as required by statute	380,913,216	292,079,909

Total	2,212,914,863	1,392,565,308

Note:	The events stated above are mainly due to the acquisitions of Yancoal Resources, Syntech and Premier, etc.

Financial Statements and Notes (Under PRC CASs) Chapter 13

VIII.	CONTINGENCY (continued)

2.	Saved as the contingencies stated above and included in Note “VII. (2).3”, by December 31, 2012, the Group does not have any other significant contingent events.

IX.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yushuwan Coal Mine in Shaanxi Province. Pursuant to the agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (Note VI. 17). By December 31, 2012, RMB78.87 million has not been paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been submitted to National Development and Reform Committee (Shaan DRC Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties on 16 September 2010 and 19 October 2010 to acquire 51% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited and to increase registered capital as per share proportion. The Company also entered into equity transfer agreements with two independent third parties on 31 March 2011 to acquire 10% equity interest of Haosheng Company. On 6 March 2012 the Company entered into the agreement on reducing the registered capital of Haosheng Company with other shareholders of Haosheng and entered into the equity transfer supplementary agreements with an independent third party to acquire 9.45% equity interests of Haosheng. The capital increase resolution was approved by 2011 general meeting of Inner Mongolia Haosheng Coal Mining Company Limited, which was held on 19 March 2012. On 15 September, 2012, the third extraordinary general meeting of Inner Mongolia Haosheng Coal Mining Company Limited in 2012 approved another capital increase resolution. The consideration for equity transfer and capital contribution were RMB6,812.45 million and RMB323.74 million, total of which were RMB7,136.19 million. As at the end of the reporting period, RMB2,982.81 million has been paid by the Company and RMB4,153.38 million was still unpaid. Details of payments after reporting date are stated in X.1.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

IX.	COMMITMENTS (continued)

2.	Ongoing lease agreements and related financial influence

As at December 31, 2012 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings etc. are stated as the follows.

Periods	Operating lease (million)	Finance lease (million)
T+1years	20.63	2,044.83
T+2years	22.78	44.83
T+3years	20.48	46.27
T+3years later	42.03	2,265.39

Total	105.92	265.39

3.	By December 31, 2012, the Group’s other commitments which have not been included in the financial statements are as follows:

Commitments	At December 31, 2012 (million)	At January 1, 2012 (million)
Capital expenditure – purchase and construction of assets	2,937.15	2,203.63

Total	2,937.15	2,203.63

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by December 31, 2012.

X.	EVENTS AFTER BALANCE SHEET DATE

1.	In January 2013, the Company paid RMB1,325.52 million to the shareholders of Inner Mongolia Haosheng Coal Mining Company Limited as the consideration of equity transfer. As at January 7, 2013, total amount paid by the Company for the equity transfer reached 58% of total consideration. At the same time, approval procedures relating to the transaction and alteration of business registration have been finalized.

2.	On 22 March 2013, as approved at the twelfth meeting of the Fifth Board, the Company proposed to declare a cash dividend payable at RMB3.6 per ten shares (including tax), i.e. the sum of RMB1,770.62 million, on the basis of total capital on December 31, 2012. This shall be implemented after the authorization by meeting of shareholders.

3.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

Financial Statements and Notes (Under PRC CASs) Chapter 13

XI.	SEGMENT REPORT

1.	Segment report in 2012

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	58,465,510	497,989	2,484,358	58,610	1,832,921	59,673,546
– External	57,554,980	465,428	1,619,633	33,505	—	59,673,546
– Inter-segment	910,530	32,561	864,725	25,105	1,832,921	—

Operating cost and expenses	54,025,839	550,157	2,368,280	–5,490	1,464,343	55,474,443
– External	43,454,591	353,159	1,464,844	25,793	—	45,298,387
– Inter-segment	728,424	27,350	691,780	16,789	1,464,343	—
– Overheads	9,842,824	169,648	211,656	-48,072	—	10,176,056

Total operating profit(loss)	4,439,671	-52,168	116,078	64,100	368,578	4,199,103

Total assets	147,728,273	558,153	6,692,565	2,148,007	35,825,411	121,301,587
Total liabilities	94,952,379	66,650	3,087,113	100,991	24,894,970	73,312,163
Complementary information
Depreciation and amortization	4,276,554	78,668	455,564	3,388	—	4,814,174
Non-cash expenditure excluding depreciation and amortization	811,548	—	-818	423	—	811,153
Capital expenditure	5,818,188	—	1,136,469	—	—	6,954,657

2.	Segment report in 2011

Unit:RMB’000

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	48,816,196	528,557	2,322,900	42,718	1,911,227	49,799,144
– External	47,763,261	423,829	1,594,488	17,566	—	49,799,144
– Inter-segment	1,052,935	104,728	728,412	25,152	1,911,227	—

Operating cost and expenses	36,072,208	528,160	2,666,240	34,310	1,582,802	37,718,116
– External	27,969,077	293,078	1,544,732	11,851	—	29,818,738
– Inter-segment	905,949	78,291	582,729	15,833	1,582,802	—
– Overheads	7,197,182	156,791	538,779	6,626	—	7,899,378

Total operating profit	12,743,988	397	-343,340	8,408	328,425	12,081,028

Total assets	118,061,072	687,146	5,317,519	1,870,511	27,846,826	98,089,422
Total liabilities	64,783,087	9,846	3,115,684	23,162	12,574,904	55,356,875
Complementary information
Depreciation and amortization	2,417,512	79,257	488,884	2,864	—	2,988,517
Non-cash expenditure excluding depreciation and amortization	6,193	—	275,586	—	—	281,779
Capital expenditure	9,932,025	36,156	995,752	3,790	—	10,967,723

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XII.	OTHER IMPORTANT EVENTS

1.	Leases

(1)	See Note VI.11.(2) for fixed assets by financial leases.

(2)	See Note IX.2 for the minimum finance lease payment

(3)	See Note IX.2 for the minimum payment of significant operating leases.

(4)	See Note VI.11 note 1 for leaseback of fixed assets after sold.

2.	Assets and liabilities measured by fair values

Items	At January 1, 2012	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for current year	At December 31, 2012
Financial assets
Hedging instruments	104,909,672	—	-13,080,885	—	92,119,278
Available-for-sale financial assets	333,617,636	—	-4,442,556	—	167,893,280

Subtotal	438,527,308	—	-17,523,441	—	260,012,558

Financial liabilities
Hedging instruments	222,089,021	—	-66,322,781	—	128,076,689

Subtotal	222,089,021	—	-66,322,781	—	128,076,689

Financial Statements and Notes (Under PRC CASs) Chapter 13

XII.	OTHER IMPORTANT EVENTS (continued)

3.	Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2012	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Provision for the impairment for the current year	At December 31, 2012
Financial assets
Bank balance and cash	362,668,461	—	—	—	1,621,952,000
Hedging instruments	104,909,672	—	-13,080,885	—	92,119,279
Loans and receivables	647,833,933	—	—	—	465,601,361
Available-for-sale Financial assets	160,122,978	—	—	—	0

Subtotal	1,275,535,044	—	-13,080,885	—	2,179,672,640

Financial liabilities
Hedging instruments	42,471,284	—	-13,562,986	—	13,656,115
Bank loans	20,433,818,700	—	—	—	19,901,537,696
Others financial liabilities	1,383,556,577	—	—	—	9,498,431,547

Subtotal	21,859,846,561	—	-13,562,986	—	29,413,625,358

Note:	The table above includes all relevant financial assets and financial liabilities of overseas subsidiaries.

4.	Environmental Guarantee Deposits

Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Neng Hua have handed in RMB1 billion and RMB42 million respectively. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposits (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company has paid the environmental guarantee deposits RMB45.49 million.

5.	Ordos Neng Hua, the subsidiary of the Company, independent third party and its controlling entity entered into the Asset Transfer Agreement and the Supplementary Agreement dated on 20 November 2010 and 20 January 2011, respectively, for the acquisition of all the assets and equities of Anyuan coal mine owned by the independent third party in Nalintaohe Town of Inner Mongolia Ejin Horo Banner City, for a consideration of RMB1.435 billion. These assets and equities include: mining right of the coal mine; intangible assets such as land use right; real estate ownership; machinery equipment and other fixed assets related to businesses with Anyuan coal mine and related rights. By the end of the reporting period, the Company has paid all the asset transfer payment. By the end of this reporting date, the amendment for the registration of business license and organization code certificate of Anyuan coal mine are still under process.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable by category

	At December 31, 2012				At January 1, 2012
	Book value		Bad debt Provision		Book value		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%
Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	24,134,680	19	2,418,826	100	4,783,605	19	3,990,412	100
Risk-free portfolio	102,837,043	81	—	—	20,000,000	81	—	—
The subtotal of portfolio	126,971,723	100	2,418,826	100	24,783,605	100	3,990,412	100

Total	126,971,723	100	2,418,826	100	24,783,605	100	3,990,412	100

1)	There is no individually significant amount of accounts receivables of which the bad debt provisions are accrued separately for the period.
2)	Accounts receivables in the portfolio of which the bad debt provisions are accrued as per accounting aging analysis method are:

	At December 31,2012			At January 1, 2012
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	22,547,764	4	901,910	145,733	4	5,829
1 to 2 years	100,000	30	30,000	—	30	—
2 to 3 years	—	50	—	1,306,579	50	653,290
Over 3 years	1,486,916	100	1,486,916	3,331,293	100	3,331,293

Total	24,134,680	—	2,418,826	4,783,605	—	3,990,412

Note:	The increase of the amount over 3 years is due to the acquisition of Beisu coal mine and Yangcun coal mine by the Company.

Financial Statements and Notes (Under PRC CASs) Chapter 13

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1.	Accounts receivable (continued)

(1)	Accounts receivable by category (continued)

3)	Accounts receivables in the portfolio accrued bad debt provision under other method

	Carrying	Bad debt
Item	amount	amount
Risk-free portfolio	102,837,043	—

Total	102,837,043	—

Note:	As at the end of the reporting period, all risk-free portfolios are considered as accounts receivables without recovery risk by the management.

(2)	Accounts receivables wrote off during the reporting period

	Nature of			Whether caused
	accounts	Amounts		by related
Companies	receivables	wrote off	Reasons	transactions
Guangzhou Suitong Material company	Coal sales	1,439,726	Long-outstanding and uncollectible	No
Yanzhou Mining Bureau Jining Coal Company	Coal sales	1,089,956	Long-outstanding and uncollectible	No
Jiashan County Xiezuo Industry &Trading Company Limited	Coal sales	324,406	Long-outstanding and uncollectible	No
Huangdao Fuel Company	Coal sales	246,240	Long-outstanding and uncollectible	No
Fuel Branch of Trading Company of Zhonglou District Changzhou City	Coal sales	131,874	Long-outstanding and uncollectible	No
Coal Section of Fuel Company of Fuzhou	Coal sales	94,709	Long-outstanding and uncollectible	No
Material Supply Station of Yanzhou Mining Bureau Labour Service Company	Coal sales	9,945	Long-outstanding and uncollectible	No

Total		3,336,856

(3)	Accounts receivables due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1.	Accounts receivable (continued)

(4)	The five largest debtors

	Relationship			Proportion
	with the			of total accounts
Companies	Company	Amount	Age	receivables (%)
Linyi Mengfei Commerce Company	Third party	72,000,000	Within 1 year	57
Zibo Baota letter of credit	Third party	30,000,000	Within 1 year	24
Shandong Electricity Power Fuel Company of Hua Neng	Third party	11,295,434	Within 1 year	9
Baoshan Iron & Steel Co., Ltd.	Third party	11,252,330	Over 3 years	9
Anqiufu Depot of Yanzhou	Third party	1,306,579	2-3 years	1

Total		125,854,343		100

2.	Other receivables

(1)	Other receivables by category

	At December 31, 2012				At January 1, 2012
	Book value		Bad debt provision		Book value		Bad debt provision
Item	RMB	%	RMB	%	RMB	%	RMB	%
Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	24,522,629	—	19,868,032	100	17,395,045	—	13,817,768	100
Risk-free portfolio	10,438,779,877	100	—	—	4,994,728,470	100	—	—
The subtotal of portfolio	10,463,302,506	100	19,868,032	100	5,012,123,515	100	13,817,768	100

Total	10,463,302,506	100	19,868,032	100	5,012,123,515	100	13,817,768	100

1)	There is no individually significant amount of other receivables of which the bad debt provisions are accrued separately for the period.

Financial Statements and Notes (Under PRC CASs) Chapter 13

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(1)	Other receivables by category (continued)

2)	Other receivables in the portfolio of which the bad debt provisions are accrued as per accounting aging analysis method are:

	At December 31, 2012			At January 1, 2012
	Amount		Bad debt			Bad debt
Items	RMB	%	provision	Amount	%	provision
Within 1 year	4,789,554	4	191,582	1,231,339	4	49,254
1 to 2 year	71,310	30	21,393	28,180	30	8,454
2 to 3 years	13,417	50	6,709	4,750,932	50	2,375,466
Over 3 years	19,648,348	100	19,648,348	11,384,594	100	11,384,594

Total	24,522,629	—	19,868,032	17,395,045	—	13,817,768

Note:	The increase of the amount over 3 years was due to the acquisition of Beisu coal mine and Yangcun coal mine by the Company.

3)	Other receivables in the portfolio of which bad debt provision are accrued under other methods are:

		Bad debt
Item	Carrying amount	amount
Risk-free portfolio	10,438,779,877	—

Total	10,438,779,877	—

Note:	As at the end of the year, risk-free portfolio include RMB3,135.81 million of prepayment for investment and RMB7,284.88 million receivables due from related parties.

(2)	Other receivables wrote off during the reporting period

				Whether caused
	Nature of	Amounts		by related
Companies	other receivables	wrote off	Reasons	transactions
Beichen Breeding Co., Ltd	Borrowings, etc	8,858,113	The company has been cancelled	Yes
Yankuang Group Beisheng Industry and Trade Co., Ltd	Borrowings, etc	4,245,423	The company has been cancelled	Yes
Yankuang Group Heze Neng Hua Company Limited	Borrowings, etc	672,945	The company has been cancelled	Yes

Total		13,776,481

(3)	As at 31 December 2012, receivables due from the controlling shareholder of the Company are RMB16.89 million (RMB57.57 million at 31 December 2011).

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(4)	The five largest other debtors

				Proportion
	Relationship with			of other	Nature or
Items	the Company	Amount	Age	receivables (%)	contents
Yancoal International (Holding) Co., Ltd.	Holding subsidiary	4,194,594,986	Within 1 year	40	Investment
Inner Mongolia Haosheng Coal Mining Company Limited (Note IX.1.(2))	Third party	2,982,805,200	1 to 3 year	29	Investment
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	2,655,000,000	1 to 2 year	25	Borrowing
Shanxi Heshun Tianchi Energy Co., Ltd	Holding subsidiary	234,502,200	Within 1 year	2	Borrowing, Materials
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd not yet registered) (Note VI.5 (5))	Subsidiary (not yet registered)	153,000,000	Within 1 year	1	Investment

Total		10,219,902,386		97

(5)	Other receivables due from related parties were RMB7,284.88 million as at 31 December 2012, accounting for 70% of other receivables.

(6)	Other receivables denominated in foreign currency

	At December 31, 2012			At January 1, 2012
Currency	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	7,182,728	6.2855	45,147,037	10,439,296	6.3009	65,776,960

Total			45,147,037			65,776,960

3.	Long-term equity investment

(1)	Long-term equity investment

	At December 31,	At January 1,
Items	2012	2012
Long-term equity investments under cost method	12,407,279,695	15,235,557,746
Long-term equity investments under equity method	2,624,275,129	1,683,897,233

Long-term equity investments-Total	15,031,554,824	16,919,454,979
Less: provision for impairment	—	—

Long-term equity investments – net	15,031,554,824	16,919,454,979

Financial Statements and Notes (Under PRC CASs) Chapter 13

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(2)	Under cost method and equity method

	Shareholding	Ratio of
	proportion	voting rights	Original	Opening			Closing	Cash
Name of investees	(%)	(%)	amount	balance	Additions	Reversals	balance	dividends
Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,904	—	—	2,709,904	190,275
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	4,400,000
Heze Neng Hua	98.33	98.33	1,450,000,000	2,924,343,542	—	—	2,924,343,542	—
Yancoal Australia	100.00	100.00	403,281,954	6,663,281,954	1,312,912,935	4,194,594,986	3,781,599,903	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos Neng Hua	100.00	100.00	500,000,000	3,100,000,000	—	—	3,100,000,000	—
Hua Ju Energy	95.14	95.14	599,523,448	599,523,448	—	—	599,523,448	—
Yancoal International (Holding) Co., Limited	100.00	100.00	17,917,200	17,917,200	—	—	17,917,200	—
Beisheng Industry and Trade Co., Ltd	100.00	100.00	2,404,000	—	2,404,000	—	2,404,000	—
Shandong Zoucheng Jianxin Cunzhen Bank	9.00	9.00	9,000,000	9,000,000	—	—	9,000,000	—
Shandong Coal Trading Centre	51.00	51.00	51,000,000	—	51,000,000	—	51,000,000	—
Subtotal			4,413,656,602	15,235,557,746	1,366,316,935	4,194,594,986	12,407,279,695	4,590,275
Under equity method China HD Zouxian Co., Ltd.	30.00	30.00	900,000,000	973,670,742	108,523,785	—	1,082,194,527	—
Yankuang Group Finance Co., Ltd	25.00	25.00	125,000,000	170,226,491	36,815,607	15,625,000	191,417,098	15,625,000
Shaanxi Future Energy Chemical Co. Ltd	25.00	25.00	540,000,000	540,000,000	810,000,000	—	1,350,000,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000,000	—	4,886,462	4,468,464	417,998	—
Jining Jiemei New Wall Materials Co., Ltd	20.00	20.00	720,000	—	359,859	114,353	245,506	—

Subtotal			1,571,720,000	1,683,897,233	960,585,713	20,207,817	2,624,275,129	15,625,000

Total			5,985,376,602	16,919,454,979	2,326,902,648	4,214,802,803	15,031,554,824	20,215,275

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(3)	Investment in associates

	Holding	Voting	Total	Total	Total net Total operating
Investees	shares %	rights %	assets	liabilities	assets	income	Net profit
Associates
China HD Zouxian Co., Ltd.	30	30	5,964,511,234	2,357,196,142	3,607,315,092	4,399,485,942	361,445,952
Yankuang Group Finance Co., Ltd	25	25	7,815,113,582	7,049,445,191	765,668,391	313,513,695	147,262,429
Shaanxi Future Energy Chemical Co. Ltd	25	25	5,737,522,144	337,522,144	5,400,000,000	—	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	98,302,254	97,251,215	1,051,039	78,775,691	-11,235,766
Jining Jiemei New Wall Materials Co., Ltd	20	20	7,802,699	6,575,168	1,227,531	6,732,620	-571,762

Total			19,623,251,913	9,847,989,860	9,775,262,053	4,798,507,948	496,900,853

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4.	Operating revenue and operating cost

Items	2012	2011
Revenue from principal operations	42,839,917,316	32,917,709,715
Revenue from other operations	1,400,840,291	2,046,533,884

Total	44,240,757,607	34,964,243,599

Cost from principal operations	32,819,588,969	19,544,678,968
Cost from other operations	1,636,146,617	2,179,780,865

Total	34,455,735,586	21,724,459,833

(1)	Principal operations – Classification by business

	2012		2011
Items	Operating revenue	Operating cost	Operating revenue	Operating cost
Coal mining	42,375,849,748	32,467,661,578	32,440,857,375	19,209,183,038
Railway transportation	464,067,568	351,927,391	476,852,340	335,495,930

Total	42,839,917,316	32,819,588,969	32,917,709,715	19,544,678,968

Financial Statements and Notes (Under PRC CASs) Chapter 13

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operating revenue and operating cost (continued)

(2)	Principal operations – Classification by product

	2012		2011
	Operating	Operating	Operating	Operating
Items	revenue	cost	revenue	cost
Sales of self-produced coals	20,789,372,079	10,944,764,749	22,827,700,248	9,660,314,167
Sales of coal purchased from other companies	21,586,477,669	21,522,896,829	9,613,157,127	9,548,868,871
Revenue from railway transportation services	464,067,568	351,927,391	476,852,340	335,495,930

Total	42,839,917,316	32,819,588,969	32,917,709,715	19,544,678,968

(3)	Principal operations – Classification by area

	2012		2011
	Operating	Operating	Operating	Operating
Area	revenue	cost	revenue	cost
Domestic	42,832,453,385	32,815,659,511	32,903,402,707	19,539,140,136
International	7,463,931	3,929,458	14,307,008	5,538,832

Total	42,839,917,316	32,819,588,969	32,917,709,715	19,544,678,968

(4)	Total revenue of the 5 largest customers in 2012 is RMB10.76159 billion, which accounts for 24% in total revenue.

5.	Investment income

(1)	Sources of investment income

Items	2012	2011
Long-term equity investment income under cost method	4,147,666	5,060,000
Long-term equity investment income under equity method	141,985,569	68,938,864
Investment income of entrusted loan	569,445,287
Investment income from disposal of long-term equity investment	—	252,231,876
Investment income from holding the available-for-sale financial assets	3,702,379	2,433,305

Total	719,280,901	328,664,045

Chapter 13 Financial Statements and Notes (Under PRC CASs)

XIII.	NOTES TO FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5.	Investment income (continued)

(2)	Long-term equity investment income under equity method

Item	2012	2011	Reason of change
Total	141,985,569	68,938,864
Including:
China HD Zouxian Co., Ltd.	108,433,785	25,814,781	China HD Zouxian’s current profit increased
Yankuang Group Finance Co., Ltd	36,815,607	43,124,083	Yankuang Group Finance Co., Ltd’s current profit decreased
Shandong Shengyang Wood Co., Ltd	-3,122,309	—	New addition in this period
Jining Jiemei New Wall Materials Co., Ltd	-141,514	—	New addition in this period

(3)	There is no major limit on recovery of investment income to the Group.

6.	Supplementary information of cash flow statement of the parent company

Items	2012	2011
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	4,025,725,989	6,764,650,520
Add: Provision of impairment of assets	6,912,698	5,826,369
Depreciation of fixed assets	1,241,038,711	1,022,217,624
Amortization of intangible assets	767,424,786	16,951,365
Amortization of long-term deferred expenses	7,500	7,500
Special reserves accrued	742,462,797	480,676,375
Gain or loss on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-11,661,749	103,672,358
Gain or loss from change of fair value (“-” represents gain)	15,005,365	28,968,095
Finance costs (“-” represents gain)	957,775,565	162,651,234
Gain or loss arising from investments (“-” represents gain)	-719,280,901	-328,664,045
Deferred tax effect(“-” represents increase)	-136,958,084	-386,395,842
Decrease in inventories (“-” represents increase)	63,489,218	292,062,534
Decrease in receivables under operating activities (“-” represents increase)	-960,361,394	2,884,510,552
Increase in payables under operating activities (“-” represents decrease)	-1,276,271,414	1,704,026,115
Net cash flow from operating activities	4,715,309,087	12,751,160,754
2. Changes in cash and cash equivalents:
Cash, closing	9,388,641,216	6,014,805,642
Less: Cash, opening	6,014,805,642	5,336,180,576
Net addition in cash and cash equivalents	3,373,835,574	678,625,066

XIV.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on March 22, 2013.

Financial Statements and Notes (Under PRC CASs) Chapter 13

SUPPLEMENTARY INFORMATION OF FINANCIAL STATEMENTS

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to		Net profit attributable to
Items	parent company shareholders		parent company shareholders
	At 31 December 2012	At 1 January 2012	2012	2011
As per the financial statements prepared under IFRS	45,826,356,329	42,634,490,236	6,218,968,828	8,928,100,834
1) Business combination adjustment under common control (note 1)	-1,422,472,447	-769,953,755	7,547,173	-64,725,965
2) Special reserves (note 2)	-615,984,396	-535,479,918	-738,447,286	-447,966,435
3) Deferred tax effects (note 3)	936,684,768	737,915,971	151,538,444	89,780,960
4) Others	-61,332,035	-610,072	-123,760,394	24,966,847
As per PRC ASBEs	44,663,252,219	42,066,362,462	5,515,846,765	8,530,156,241

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquirees should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.
(2)	As stated in Note II.26, in accordance with relevant regulations of the Chinese authorities for coal mining companies, provision for production maintenance, production safety and other related expenditures are accrued based on coal production volume, and are presented in expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and same amount of accumulated depreciation is recognized at the same time. While under IFRS, these expenses are recognized when it occurs in the period, and relevant capital expenditures are recognized as fixed assets when occur and depreciated according to corresponding depreciation method.
(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

SUPPLEMENTARY INFORMATION OF FINANCIAL STATEMENTS (continued)

2.	Extraordinary gain or loss

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain or loss, extraordinary gain or loss of the Company are as follows:

Items	2012	2011
Gains or losses from disposal of non-current assets	12,059,056	-111,376,076
Government grants included in the profit and loss of the period	71,598,553	29,430,554
Income from the difference between the fair value of the identifiable net assets from the investees and investment cost of subsidiaries, associates and joint ventures acquired	1,294,345,103	—
Current net profit or loss from beginning of the year to the combination date for subsidiaries generated by business combination under common control	-62,187,737	-87,402,871
Investment income from available-for-sale financial assets	3,702,379	2,433,305
Investment income from disposal of available-for-sale financial assets	-933,669
Fair value changes of Contingent Value Rights (CVR)	-79,423,365	—
Other non-operating revenues and expenses excluding the above items	-16,680,043	9,328,448

Subtotal	1,222,480,277	-157,586,640

Income tax effect
Including: income tax effect arising on introduction of MRRT	-1,099,255,023	—
Other income tax effect	397,890,922	-14,022,446

Subtotal	-701,364,101	-14,022,446

Extraordinary gain or loss excluding income tax effect	1,923,844,378	-143,564,194
Including: attributable to shareholders of the parent company	1,923,396,568	-144,372,057
Minority interest effect (after tax)	447,810	807,863

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Group are as follows:

		Earnings per share
	Weighted		Diluted
Profit during the reporting period	average return on net assets (%)	Basic earings per share	earnings per share
Net profit attributable to shareholders of the parent company	12.56	1.1215	1.1215
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	8.18	0.7304	0.7304

Financial Statements and Notes (Under PRC CASs) Chapter 13

SUPPLEMENTARY INFORMATION OF FINANCIAL STATEMENTS (continued)

4.	Significant fluctuation and related reasons for main items of financial statements

Items of year end consolidated balance sheet that have significant changes compared to beginning of the year are shown below:

Items	At December 31, 2012	At January 1, 2012	Fluctuation(%)	Note
Cash at bank	16,094,404,446	18,105,579,319	-11.11	1
Long-term accounts receivables	1,989,011,581	300,082,542	562.82	2
Intangible assets	31,036,002,185	24,657,104,675	25.87	3
Deferred tax assets	6,558,987,653	2,046,011,436	220.57	4
Other non-current assets	1,359,122,610	117,925,900	1,052.52	5
Short-term loans	4,386,253,208	13,171,082,700	-66.70	6
Notes payable	3,905,148,273	240,824,185	1,521.58	7
Tax payable	855,626,011	2,530,477,731	-66.19	8
Non-current liabilities within one year	6,278,469,664	8,766,204,849	-28.38	9
Long-term loan	21,843,506,363	14,869,322,500	46.90	9
Bonds payable	11,237,835,120	—	—	10
Long-term accounts payables	1,835,647,310	8,158,667	22,399.35	11
Deferred tax liabilities	7,747,146,276	3,859,784,843	100.71	4
Other non-current liabilities	1,460,580,249	6,868,994	21,163.38	12

Note 1:	Cash at bank decreased because net cash flow generated from operating activities decreased compared to last year.

Note 2:	The increase of long-term accounts receivables was mainly due to long-term loan provided by Gloucester, the newly acquired company, to Middlemount Joint Venture. See VI.9 note 1.

Note 3:	Intangible assets increased in current reporting period, because mining rights increased by RMB5,341.19 million and RMB2,476.78 million from acquisition of Gloucester and purchase of mining permits for five mines owned by the Company in current year. See VI.14. note1.(2) for details.

Note 4:	Both deferred tax assets and deferred tax liabilities increased in current reporting period, this was mainly because the recognition of MRRT deferred tax assets RMB9,187.16 million and MRRT deferred tax liabilities RMB7,183.69 million at the year end. The Australian government implemented Minerals Resource Rent Tax (MRRT) from July 1, 2012. See VI.49 for details.

Note 5:	The increase of other non-current assets was mainly due to royalty receivables of Gloucester acquired in current reporting period. See VI.7 note 2.

Note 6:	Short-term loan decreased because the Company repaid the loan and adjusted capital structure.

Note 7:	Increase of note payable was mainly due to promissory notes of RMB586.19 million issued to designated trustee by Gloucester. See VI.20 note 1.

Chapter 13 Financial Statements and Notes (Under PRC CASs)

SUPPLEMENTARY INFORMATION OF FINANCIAL STATEMENTS (continued)

4.	Significant fluctuation and related reasons for main items of financial statements (continued)

Note 8:	Tax payable reduced mainly due to reduction of total profit and income tax payable accrued but not yet paid in current reporting period.

Note 9:	Non-current liabilities within one year reduced, which was because that Yancoal Australia extended loan of RMB914.66 million that should have been repaid in current reporting period to 5 years, thus included in long-term loan. See VI.27.note6 for details. Apart from above reason, long-term loan increased also due to newly added loan of RMB2,393.89 million in current reporting period.

Note 10:	The increase of bond payable was mainly due to issuance of company securities in current year, amounted to USD1 billion and RMB5 billion. See VI.29 for details.

Note 11:	Long-term accounts payable increased mainly due to amount payable to Jining Municipal Land and Resources Bureau for purchase of mining permits of 5 mines in current year. See VI.27 (3) note4 for details.

Note 12:	The increase of other non-current liabilities was mainly due to the issuance of Contingent Value Rights (CVRs) to shareholders when Gloucester was acquired this year. See VI.32.(1) for details.

Items of consolidated income statement for this year that have significant changes compared to last year are shown below:

Items	2012	2011	Fluctuation(%)	Note
Operating revenue	59,673,546,400	49,799,144,172	20	1
Operating cost	45,298,387,476	29,818,737,413	52	1
Selling expenses	3,244,749,779	2,439,077,133	33	2
Finance costs	459,648,274	257,329,470	79	3
Impairment loss of assets	811,152,519	281,778,616	188	4
Gain or loss on fair value changes	-103,017,013	—	—	5
Non-operating revenue	1,414,668,226	91,616,010	1,444	6
Income tax expense	-23,115,875	3,456,907,725	-101	7
Other comprehensive income	348,333,670	-723,638,508	-148	8

Note 1:	Operating revenue increased mainly due to increase of coal sales in volume, and operating cost increased accordingly. But the extent of increase of operating revenue was less than the extent of increase of operating cost due to relatively greater drop of coal price and rise of unit cost in current period.

Note 2:	Selling expenses increased mainly due to increase of freight expenses, which was in turn because of increase of coal sales in volume in current reporting period. Besides, the acquisition of Gloucester in current year increased selling expenses as well.

Note 3:	The increase of finance cost was because of newly added loans and issuance of debentures in current reporting period.

Note 4:	The increase of impairment loss was mainly due to impairment loss accrued by Premier, the subsidiary of the Company, in current reporting period. See VI.11 note 2 for details.

Financial Statements and Notes (Under PRC CASs) Chapter 13

SUPPLEMENTARY INFORMATION OF FINANCIAL STATEMENTS (continued)

4.	Significant fluctuation and related reasons for main items of financial statements (continued)

Note 5:	Gain on fair value changes decreased in current reporting period, which was mainly due to the fluctuation of fair value of Contingent Value Rights (CVRs) that were issued to shareholders when acquired Gloucester this year. CVRs are traded in public market and measured at fair value.

Note 6:	Non-operating revenue increased mainly due to acquisition of Gloucester in current reporting period. See VI.47 for details of gain on acquisition.

Note 7:	The reduction of income tax expenses was mainly due to reduction of current income tax expense casused by operating profit decrease, and the introduction of legislation of Minerals Resource Rent Tax (MRRT) in Australia in current reporting period. See VI.49 for details.

Note 8:	Other comprehensive income increased by 148%, which was mainly due to significant rises in fair value of cash flow hedging and exchange rate of Australian dollars in current reporting period.

Yanzhou Coal Mining Company Limited
22 March, 2013

Chapter 14 Documents Available for Inspection

The following documents are available for inspection at the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

2.	Original of auditors’ report sealed and signed by the Certified Public Accountants

3.	All documents and announcements published during the reporting period in newspapers designated by the CSRC; and

4.	The full text of the annual report released in other securities markets.

On behalf of the Board

Li Weimin

Chairman

Yanzhou Coal Mining Company Limited

22 March 2013

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (1)

	Nantun	Xinglong zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.23	37.0	60.0	87.1	105.1	380.63
Reserve Data:
(million tonnes as of 31 December 2012)
Total proven and probable reserves(1)	108.05	304.08	269.85	436.94	400.53	209.98	1729.43
Mining recovery rate (%)(2)	81.20	81.26	80.45	84.09	79.51	80.46	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997-2005	37.9	56.1	50.2	62.5	35.3	37.5	279.5
2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
Cumulative raw coal production as of 31 December 2012	63.1	103.9	91.6	114.9	62.5	79.7	515.7

Note: (1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7. Under Industry Guide 7, “proven reserves” are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced very closely and the geologic features have been clearly identified enabling the accurate ascertainment as to the size, shape, depth and mineral deposits of the reserve. “probable reserves” are reserves that are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. Although the degree of certainty of “probable reserves,” is lower than that for proven reserves, it is high enough to assume continuity between points of observation. The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (2)

	Tianchi	Zhaolou	Total
Background Data:
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.36	162.06
Reserve Data:
(million tonnes as of 31 December 2011)(2)
Recoverable reserves(3)	25.7	102.2	127.9
Mining recovery rate (%)	80.4	87.4	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A
Production Data:(million tonnes)
Designed raw coal production capacity	1.2	3.0	4.2
Designed washing capacity	—	3.0	3.0
Raw coal production
2006	0.1	—	0.1
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
Cumulative raw coal production as of December 31 2012	7.5	7.3	14.8

Note: (1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken before the Company’s 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco AsiaPacific Pty Limited in May 2006 in accordance with the standards In the JORC Code as revised in 2004. “Recoverable reserves” generally refer to proved and probable reserves under the JORC Code as revised in 2004. “Proved reserves” are the economically mineable part of a measured coal resource and “probable reserves” are the economically mineable part of an indicated, and in some circumstances, measured coal resource. Both “proved reserves” and “probable reserves” incorporate mining dilution and allow for mining losses and are based on an appropriate level of mine planning, mine design and scheduling.
(3)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Appendix

DATA of coal mines of Yanzhou Coal in the PRC (3)

	Beisu	Yangcun	Anyuan	Wenyu	Total
Background Data:
Commencement of construction	1972	1981	—	1996	N/A
Commencement of commercial production	1976	1988	2004	1997	N/A
Coalfield area (square kilometers)	29.3	27.46	9.26	9.36	75.38
Reserve Data:
(million tonnes as of 31 December 2012)
Basic reserves(1)	30.39	45.38	33.0	41.6	150.37
Mining Recovery Rate (%)(2)	87.7	83.3	88.4	88.7	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Production Data:(million tonnes)
Designed raw coal production capacity	1.0	1.15	1.2	3.0	6.35
Designed washing capacity	—	—	—	—	—
Raw coal production
2011	—	—	2.3	2.1	4.4
2012	1.0	1.1	2.3	4.6	9.0
Cumulative raw coal production as of December 31 2012	1.0	1.1	4.6	6.7	13.4

Note: (1)	The basic reserves of the above coal mines are assessed based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”). The PRC Standards are different from the standards under the Industry Guide 7 or the JORC Code. Such estimates have not been reviewed by an independent competent person using the standards in the Industry Guide 7 or the JORC Code. The term “basic reserves” generally refers to measured and indicated economical reserves (as defined in the PRC Standards) prior to deduction of design and extraction losses.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

Appendix

DATA of coal mines of Yancoal Australia

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mine	Donaldson Mine	Middle mount	Monash	Total
Background Data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	—	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	—	N/A
Coalfield area (square kilometers)(2)	63	62.71	19.21	17.4	20.5	42.3	27.7	—	252.82
Reserve Data: (1)
(million tonnes as of 31 December 2012)
Recoverable reserves(3)	49.7	61.4	74.0	300.9	69.4	148.3	96.0	—	799.7
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coa	Coking Coal PCI coal	Semi-soft coking coa/A	N/A
Production Data: (million tonnes)
Designed raw coal production capacity	3.6	3.0	5.2	16.0	3.8	3.0	5.25	—	39.85
Designed washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.25	—	40.25
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4
2007	1.6	—	—	—	—	—	—	—	1.6
2008	1.9	—	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	—	18.2
Cumulative raw coal production as of December 31 2012	11.1	8.6	6.7	16.7	1.8	2.0	—	—	46.9

Note: (1)	The Austar Coal Mine was closed in 2003 as the result of an underground coal mine fire. The Company acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operation in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which the Company own prospecting rights.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

Appendix

DATA of coal mines of Yancoal Internatioanal

	Cameby Downs	Premier	Harry-brandt	Athena	Wilpeena	Wilga	Total
Background Data:
Commencement of construction	2009	1996	N/A	N/A	N/A	N/A	N/A
Commencement of commercial production	2010	1996	N/A	N/A	N/A	N/A	N/A
Coalfield area (square kilometers)(1)	27.2	141.8	22.31	709.65	97.88	998.84	1,997.68
Reserve Data:
(million tonnes as of 31 December 2010)
Recoverable reserve(2)	4.34	1.562	N/A	N/A	N/A	N/A	5.902
Type of coal	Thermal coal	Thermal coal	Anthracite coal, PCI coal, Thermal coal	Thermal coal	PCI coal	Thermal coal	N/A
Production Data: (million tonnes)
Designed raw coal production capacity	1.8	5.0	N/A	N/A	N/A	N/A	6.8
Designed washing capacity	1.8	N/A	N/A	N/A	N/A	N/A	1.8
Raw coal production
2011	0.8	N/A	N/A	N/A	N/A	N/A	0.8
2012	1.9	4.2	N/A	N/A	N/A	N/A	6.1
Cumulative raw coal production as of December 31 2012	2.7	4.2	N/A	N/A	N/A	N/A	6.9

Note: (1)	The coalfield area of operating mine refers to the area of current leased land for mining; the coalfield area of exploring mine refers to the area on which we own prospecting rights.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC